16

Follow-Up Materials

06014495

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEM Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

FILE NO. 82- 4911 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/19/06

SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2006
WASH. D.C. 150 SECTION

FILE NO. 82-4911

AR/S
12-31-05

Consolidated financial statements for the year ended December 31, 2005

AEM GROUP

RECEIVED
2006 JUN 16 P 5:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Approved by the Shareholders' Meeting

CONTENTS

The AEM Group at December 31, 2005



AEM
99.99% Aem Elettricità Spa
99.99% Aem Gas Spa
99.99% Aem Trasmissione Spa
71.44% Serenissima Gas Spa (*)
100% Metroweb Spa
100% Aem Trading Srl
99.99% Aem Energia Spa
100% Aem Calore&Servizi Spa
71.44% Serenissima Energia Srl (**)
40% Plurigas Spa
51% Delmi Spa
50% Transalpina Di Energia Srl
71.23% Edison Spa (****)
Aem Service Srl
49% e-Utile Spa
49% Malpensa Energia Srl
41.11% Mestni Plinovodi d.o.o.
37% Zincar Srl
35.76% Società Servizi Valdisotto Spa
55% Valdisotto Energia Srl
35% Alagaz Spa
30% Ecodeco Srl
20% Edipower Spa (***)
17.49% AGAM Monza Spa
5.76% Atel Aar eTicino SA di Elettricità

(*) AEM S.p.A. holds 79.4% of Serenissima Gas S.p.A., net of treasury shares.
(**) Another 10% of Serenissima Energia S.r.l. is held indirectly through Serenissima Gas S.p.A.
(***) The percentage shown here assumes that all of the option rights have been exercised.
(****) The portion of share capital held is 69.39%. Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A., on the assumption that all of the option rights have been exercised.

Key figures of the AEM Group

Income statement (millions of euro)	12.31.2005	12.31.2004
Revenues	3,155	1,885
Operating costs	(2,197)	(1,175)
Labour costs	(191)	(154)
Gross operating income	**767**	**556**
Depreciation and amortisation, provisions and writedowns	(373)	(202)
Profit from operations	**394**	**354**
Financial costs	(38)	(62)
Share of results of companies carried at equity	1	0
Gains (losses) on disposal of property, plant and equipment	(5)	8
Other non-operating profits	10	0
Other non-operating costs	(35)	0
Profit before tax	**327**	**300**
Income tax expense	(75)	(89)
Minority interests	(10)	(1)
Net profit for the year pertaining to the Group	**242**	**210**
Gross profit from operations/Net revenues	**24.3%**	**29.5%**

Financial position (millions of euro)	12.31.2005	12.31.2004
Operating cash flow	1,384	254
Net capital expenditure on tangible, intangible and long-term financial asset	(7,177)	(221)
Free cash flow	(5,793)	33

Balance sheet (millions of euro)	12.31.2005	12.31.2004
Capital employed, net	9,418	3,367
Equity pertaining to the Group and minority interests	3,673	1,385
Consolidated net financial position	(5,745)	(1,982)
Consolidated net financial position/Equity pertaining to the Group and mino	1.56	1.43
Consolidated net financial position/Shareholders' equity AEM S.p.A.	2.70	0.97
Consolidated net financial position/Market cap	1.87	0.71

Key figures of AEM S.p.A.	12.31.2005	12.31.2004
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	14,841,850	22,751,455

Key rates and prices	12.31.2005	12.31.2004
Average 6-month Euribor	2.235%	2.149%
Average price of Brent crude (usd/bbl)	54.463	38.242
Average exchange rate €/$ (*)	1.24	1.24

(*) Source: Italian Foreign Exchange Office

Shareholders,

2005 was a very important year for the Company, as we were able to take advantage of the opportunities for growth and development offered by the radical changes currently taking place in the national and international energy industry.

Last May, after lengthy negotiations, AEM acquired joint control of the Edison Group, Italy's second largest operator in electricity and gas. The strategic importance of this deal is reinforced by the network of alliances that AEM has managed to create for this purpose: energy operators in the province of Trento (Dolomiti Energia S.p.A), in the province of Bolzano (SEL S.p.A.) and of Emilia (Enia S.p.A), together with some important financial institutions have in fact become shareholders of Delmi, the legal entity controlled by AEM which has control of Edison - 50/50 with EdF - through its subsidiary Transalpina di Energia.

Even if of a different size from the point of view of the financial commitment, another acquisition during the year that is important for the prospects of the AEM Group was the purchase of 30% of Ecodeco S.r.l., the industrial holding company of the group of the same name which is active in Italy, UK and Spain in the production of electricity from waste incineration and from biogas ("waste to energy"), as well as in the treatment and disposal of refuse. The contractual agreement gives AEM the right to acquire the entire share capital.

The results for the year, which saw the introduction of international accounting standards (IAS/IFRS) for the consolidated financial statements, include proportional consolidation at 50% of the results of the Edison Group, though only for the last quarter of 2005. The Ecodeco Group has been consolidated at equity from the second half of 2005.
Taking these factors into account, 2005 closed with revenues of 3,155 million euro and a gross profit from operations of 767 million euro, up by 67% and 38% respectively compared with the previous year. The net financial position has grown compared with the end of the previous year because of having to finance the Edison deal and because of the consequent proportional consolidation of the Edison Group's debt, all of which raised AEM's net borrowings by some 4 billion euro. At the end of the year, the debt/equity ratio was 1.56, slightly higher than at the end of December 2004 (1.43).

Based on the same scope of consolidation as the previous year, revenues are up by 10.8% while profit from operations is up by 10.0%. Without the acquisitions during in 2005, the Group's net financial position would have improved by 270 million euro compared with the previous year, thanks to the increase in profitability and greater efficiency in the management of assets and liabilities.

This positive trend was achieved despite the reduced level of electricity output due to the planned stoppage of the 380 MW combined-cycle group at the Cassano d'Adda plant for repowering and breakdowns at certain thermoelectric power plants owned by Edipower; low rainfall also led to a significant reduction in hydroelectric output.

Of the other important events in 2005 affecting the scope of the AEM Group prior to the acquisition of Edison and Ecodeco, also worth remembering is the sale of the "national area" of AEM Calore e Services, which operates in the field of heat and facility management services. It was sold on 1 April 2005 to Cofathec Servizi S.p.A. Following this sale, AEM Calore & Services can now concentrate all of its efforts on expanding the district heating business. Investments have already commenced on the construction of a new electricity and heat cogeneration plant using innovative

technologies (cogeneration plant combined with a heat pump) which makes it possible to recover the energy content of underground water.

It was also of great satisfaction that the Premadio/Fraele hydroelectric plant was awarded the qualification as a Plant Fed by Renewable Energy Sources, which enhances the value of the considerable investments we have made in Valtellina in recent years. Indeed, green certificates were allocated to a significant part of the energy produced.

Risk Management, which was commenced in 2004 by adopting the risk control procedures approved by the Board of Directors, demonstrated its effectiveness in 2005 as well, enabling us to minimise the negative effects of the trend in raw material prices on international markets and the high volatility of energy prices.

Outlook

The liberalisation of energy markets is posing considerable challenges in the short term: only a certain number of large players will be able to survive and grow in this increasingly dynamic and competitive context.
Taking control of Edison and creating a series of alliances with other operators in this sector has put AEM in a position to develop industrial projects that make it possible to acquire critical mass in order to play a primary role on the Italian and European stage. The coming year will be fundamental to lay the bases for this development, exploiting to the full the synergies deriving from the aggregation processes begun in 2005, both in the electricity sector and in gas.

Through the Ecodeco Group, AEM will be able to take advantage of the growth opportunities offered by the waste to energy market, reinforcing its position in the field of renewable sources.

From an economic point of view, our expectations for 2006 are positive, even if in a context of rising competition and strong tariff pressure in regulated sectors.

The Chairman
Giuliano Zuccoli

AEM on the Stock Exchange

Average market capitalisation in 2005: € 3,065 m

Market capitalisation at 12/31/2005: € 2,893 m

Average volumes in 2005: 5,000,474

Market data (euro per share)

Placement price(7/98)	0.8625
Average price in 2004	1.5413
Average price in 2005	1.7029
High in 2005	1.919
Low in 2005	1.552

Stock data (euro)	2005	2004
EPS	0.136	0.117
DPS	0.056	0.053
P/E	12.67x	13.23x
Dividend yield	3.3%	3.4%
No. of shares (mn)	1,800	1,800

Multiples based on the average price for the year

AEM and S&P/MIB – index numbers (1/1/2005= 100)



Index numbers
120
115
110
105
100
95
90
85
80
30000000
25000000
20000000
15000000
10000000
5000000
0
Volumes
gen-05
Mar-05
May-05
Jun-05
Aug-05
Oct-05
Dec-05
AEM Volumes
AEM
S&P/MIB

AEM forms part of the following indices :

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- FTSE

Ethical indexes

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical

Source: Bloomberg

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Luigi Galassi
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
Reconta Ernst & Young S.p.A.

AEM S.p.A.

Registered office in Milan, Corso di Porta Vittoria 4

Share capital € 936,024,648.00 fully paid-in

Tax code, VAT code and

registration number in the Milan Company Register

11957540153

NOTICE OF CALLING TO AN ORDINARY SHAREHOLDERS' MEETING

Shareholders are called to an ordinary general meeting in Milan, at "Casa dell'Energia AEM", Piazza Po 3, on April 28, 2006, at 11 a.m., at first calling and, if required, at second calling on May 5, 2006, at the same time and place, to discuss and resolve on the following

AGENDA

1. Financial statements at December 31, 2005, Directors' Report on Operations and Report of the Statutory Auditors: related resolutions.

Pursuant to art. 14 of the articles of association, shareholders can attend the meeting providing the Company has received their broker's certification in accordance with art. 2370.2, of the Italian Civil Code at least two days prior to the date of the meeting. In accordance with the provisions of art. 34bis of CONSOB Regulation 11768/1998 and subsequent amendments and integrations, a copy of this certification is available to shareholders from their respective brokers.

From March 31, 2006 the draft statutory and consolidated financial statements at December 31, 2005 will be available to shareholders and to the general public at the registered office, at Borsa Italiana S.p.A., and on the

website (www.aem.it). The Independent Auditors' Report and the Report of the Statutory Auditors will also be made available to the general public in the same way for the two weeks prior to the meeting.

The Board of Directors

The Chairman

Giuliano Zuccoli

(The notice of calling has been published in the Gazzetta Ufficiale della Repubblica Italiana no. 73 of March 28, 2006)

Important events during the year

Adoption of international accounting standards (IAS/IFRS)
The AEM Group adopted International Financial Reporting Standards in 2004, the date of the transition to IAS/IFRS being January 1, 2004, with the exception of IAS 32 and 39 which were adopted in 2005 (transition date: January 1, 2005). The last consolidated financial statements prepared in accordance with Italian generally accepted accounting principles (GAAP) were those at December 31, 2004.
As required by IFRS 1 and art. 81 of Issuers' Regulation 11981/1999, adopted by CONSOB Resolution 14990 of April 14, 2005, this document, which is published as a supplement to the 2005 half-yearly report, provides reconciliations between the figures shown previously according to Italian GAAP and those restated according to IFRS, accompanied by notes commenting on the adjustments.

Renegotiation of the Edipower S.p.A. syndicated loan.
On February 22, 2005 Edipower S.p.A. renegotiated with the same pool of banks the conditions of the 2,300 million euro loan stipulated in August 2003.
This renegotiation entails a reduction in the interest spread on Euribor applied and a reduction of the system of guarantees originally granted by the industrial shareholders (AEM Milano S.p.A., AEM Torino S.p.A., Aare Tessing AG für Elektrizität, Edison S.p.A.) on behalf of Edipower S.p.A. In particular, the guarantee on the Junior Loan, which backed a portion of the loan, has been cancelled (AEM's quota amounted to 120 million euro), the Repowering Equity Guarantee issued by AEM S.p.A. has been reduced from 100 to 10 million euro, while the Completion Guarantee, which covered cost overruns, defects and liability , has been reduced from 100 to 40 million euro.

Sale of the investment in Zincar S.r.l.
On March 9, 2005, AEM S.p.A. sold 51% of Zincar S.r.l. to the Municipality of Milan. On June 16, 2005, AEM S.p.A. sold a further 12% of the share capital to Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. As a result, at December 31, 2005, AEM S.p.A. held 37% of Zincar S.r.l.

Sale of a business by AEM Calore & Servizi S.p.A.
On April 1, 2005 AEM Calore & Servizi S.p.A. sold to Cofathec S.p.A, a business involved in heat and facility management in areas other than metropolitan Milan. The business consisted of a portfolio of 93 active contracts worth a total of 106 million euro.

Purchase of an investment in Ecodeco S.r.l.
On April 22, 2005, AEM S.p.A. completed the acquisition of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in Italy, Great Britain and Spain in the production of electricity from waste incineration and biogas, as well as in the treatment and disposal of waste.
The value of the acquisition, 69 million euro, will be paid by AEM S.p.A. partly by ceding 7,909,605 treasury shares and, for the rest, by subscribing a reserved increase in capital and a stockholder's loan for a total of 55 million euro.
The agreement gives AEM S.p.A. a call option to buy the entire share capital of Ecodeco S.r.l., which can be exercised on predetermined dates during the three-year period 2006-2008.

Delmi S.p.A.'s increase in capital
On March 23, 2005 AEM Delmi S.r.l. became a joint-stock company with the name of Delmi S.p.A., increasing its share capital from 10 thousand euro to 120 thousand euro. On April 1, 2005

AEM S.p.A. sold to Hydroelectric Altoatesina S.p.A., a company controlled by the Province of Bolzano, 6,000 shares in Delmi S.p.A., equal to 5% of the share capital.

Agreement with Electricitè de France (EdF) to buy joint control of Edison S.p.A.

On May 12, 2005 AEM S.p.A. and EdF reached agreement to buy joint control of Edison S.p.A., through the subsidiaries Delmi S.p.A. and WGRM Holding 4 S.p.A..

The acquisition will take place through a company set up specifically for this purpose called Transalpina di Energia S.r.l. (TdE).

Subsequently, TdE will launch an obligatory takeover bid for Edison's ordinary shares as required by law. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.

AEM S.p.A. will finance its share of the acquisition by means of bank borrowings.

Sale of Fastweb S.p.A.

In 2005, AEM S.p.A. sold its Fastweb ordinary shares equal to 8.5% of the share capital.

Increase in Delmi S.p.A.'s capital and stipulation of agreements for the participation of industrial and financial partners in the capital of Delmi S.p.A.

On July 13, 2005, the extraordinary shareholders' meeting of Delmi S.p.A. approved an increase in share capital of 1,470,000 thousand euro, of which a total par value of 1,176,000 thousand euro and a share premium of 294,000 thousand euro. These financial resources will be used to subscribe the increase in capital of Transalpina di Energia S.r.l.

On July 18, 2005, AEM S.p.A., Enia S.p.A., Società Elettrica Altoatesina-SEL S.p.A. ("SEL"), Dolomiti Energia ("DE"), Mediobanca-Banca di Credito Finanziario S.p.A. ("Mediobanca"), Banca Popolare di Milano S.c.ar.l. ("BPM") and Fondazione Cassa di Risparmio di Torino ("CRT") stipulated an investment agreement and a shareholders' agreement relating to Delmi S.p.A.

On July 19, 2005, the shareholders paid all of their portions of the capital they subscribed, which is therefore held as follows:

AEM S.p.A., 51%;
Enìa S.p.A., 15%;
Società Elettrica Altoatesina – SEL S.p.A., 10%;
Dolomiti Energia, 10%;
Mediobanca-Banca di Credito Finanziario S.p.A., 6%;
Fondazione Cassa di Risparmio di Torino. 5%;
Banca Popolare di Milano S.c.ar.l., 3%.

The European Commission authorises the acquisition of joint control over Edison S.p.A.

On August 12, 2005 the European Commission gave its approval, in accordance with EU regulations on the supervision of business combinations, for EDF S.A. and AEM S.p.A. to acquire joint control of Edison S.p.A. through Transalpina di Energia S.r.l., a company that is owned 50/50 by the EDF Group and Delmi S.p.A.

Acquisition of joint control of Edison S.p.A.

On September 16, 2005 Transalpina di Energia S.r.l. acquired from Italenergia Bis S.p.A. 2,631,976,000 ordinary shares of Edison S.p.A., representing as of that date 63.34% of the ordinary share capital, and 240,000 Edison warrants convertible into Edison ordinary shares, at a price of 1.55 euro per share and 0.59 euro per warrant for a total outlay of some 4,080 million euro. This amount was financed for 2,880 million euro by means of an increase in capital subscribed and paid in by the shareholders of TdE, and for the rest by means of a 7-year bank loan. As a result of this

acquisition, TdE will launch an obligatory takeover bid for the ordinary shares of Edison. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.

Obligatory takeover bid for the ordinary shares Edison S.p.A. and voluntary takeover bid for the "Warrants on Edison ordinary shares 2007"

On October 6, 2005 Transalpina di Energia S.r.l. made an obligatory takeover bid for 1,303,010,879 Edison S.p.A. ordinary shares as well as for 7,327,455 ordinary shares potentially deriving from exercise of the options involved in the stock option plan and 14,850 shares deriving from the conversion of an equivalent number of " Warrants on Edison ordinary shares 2007" in the period between September 1 and 30, 2005, at a price of 1.86 euro per ordinary share.

On the same date, a voluntary takeover bid was launched for 923,217,142 " Warrants on Edison ordinary shares 2007" at a price of 0.87 euro per warrant.
These bids closed on October 26, 2005 with settlement on November 4, 2005.

The bids were taken up by 1,218,816,750 Edison S.p.A. ordinary shares equal to 93.01% of the shares involved in the obligatory bid and 371,389,001 warrants equal to 40.23% of the warrants involved in the voluntary takeover bid.

Because of the allocation mechanism contained in art.12.1 of the Structure Agreement stipulated on May 12, 2005 between AEM S.p.A., Delmi S.p.A., Electricitè de France (E.d.F.) and WGRM Holding 4 S.p.A., the take-up shares were split as follows:

Allocation	**number of shares**	**number of warrants**
to Transalpina di Energia	333,065,428	209,772,399
to WGRM Holding 4	501,312,210	161,616,602
to Mediobanca and JP Morgan*	384,439,112	
Total	1,218,816,750	371,389,001

*Mediobanca and JP Morgan were appointed by Delmi S.p.A.

At the end of the takeover bid, Transalpina di Energia S.r.l. holds 71.23 % of the ordinary share capital, subscribed and paid-in, and 69.39% of the share capital of Edison S.p.A..

Delmi S.p.A.'s increase in capital

On October 28, 2005, an extraordinary shareholders' meeting of Delmi S.p.A. approved a cash increase in capital from Euro 1,176,120 thousand to Euro 1,466,868 thousand with a total share premium of Euro 72,687 thousand. The shareholders will therefore inject financial resources of Euro 363,436 thousand so as to make a non-interest bearing shareholders' loan of the same amount to Transalpina di Energia S.r.l. (TdE). It is expected that this shareholders' loan will be converted into an increase in TdE's capital with a share premium.

AEM S.p.A. subscribed its entire portion of Delmi S.p.A. amounting to around 185,352 thousand euro by using committed bank lines of credit.

A non-interest bearing shareholders' loan of the same amount has been made to TdE by WGRM Holding 4 S.p.A.
These shareholders' loans were envisaged by the Structure Agreement so as to partially finance the cost of the shares and of the warrants allocated to TdE.

On October 31, 2005, at the end of the takeover bid for the Edison shares and warrants , Standard and Poors' reduced the credit rating of AEM's medium and long-term debt from A and A-1 to BBB and A-2, respectively.

AEM ordinary stock included in the S&P/MIB Index
Since October 31, AEM has been included in the utilities sector of the S&P/MIB, the Italian Stock Exchange's principal index. Simultaneously, the company left the MIDEX index.

Equity Swap Transactions
On November 4, 2005, Delmi S.p.A. stipulated two equity swap transactions for equal amounts with JP Morgan Chase Bank N.A. and Mediobanca Banca di Credito Finanziario S.p.A. on a total of 384,439,112 Edison S.p.A. ordinary shares.
These are non-hedging contracts designed to take advantage of any rise in the value of Edison S.p.A.'s shares, which are listed on the Milan Stock Exchange, in the eight months after the date of the contract.
Note that under the structure agreement stipulated by AEM S.p.A. and Delmi S.p.A. with Electricité de France S.A. and WGRM Holding 4 S.p.A., Delmi S.p.A. is obliged to reconstitute the float of ordinary shares of Edison S.p.A. as foreseen by CONSOB within 120 days of the end of the takeover bid for the ordinary shares of Edison S.p.A.; it is therefore probable that part of the equity swaps will be extinguished in advance.
If Delmi does not comply this its obligation to reconstitute the Edison ordinary share float, under the structure agreement, it will have to launch a residual takeover bid. If Delmi fails to do this, WGRM Holding 4 will have to launch a residual takeover bid itself.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

The results of the AEM Group for the year ended December 31, 2005 also include the results of Transalpina di Energia (TdE)/ Edison (Delmi Group) for the period October 1 – December 31, 2005, which have been 50% consolidated under the proportional method.

Millions of euro	*2005*	*% of revenues*	*2004*	*% of revenues*	*Change*
Revenues	**3,155**	***100.0%***	**1,885**	***100.0%***	**1,270**
of which:					
- Revenues	*3,107*		*1,885*		*1,222*
- Other operating profits	*48*		*0*		*48*
Operating costs	(2,197)	*-69.6%*	(1,175)	*-62.3%*	(1,022)
Labour costs	(191)	*-6.1%*	(154)	*-8.2%*	(37)
Gross operating income	**767**	***24.3%***	**556**	***29.5%***	**211**
Amortisation and depreciation	(242)	*-7.7%*	(139)	*-7.4%*	(103)
Provisions and writedowns	(131)	*-4.2%*	(63)	*-3.3%*	(68)
Profit from operations	**394**	***12.5%***	**354**	***18.8%***	**40**
Net charges from financial management	(38)	*-1.2%*	(62)	*-3.3%*	24
Share of results of companies carried at equity	1	*0.0%*	-	*0.0%*	1
Non operating income/charges	(30)	*-1.0%*	8	*0.4%*	(38)
Income before taxes	**327**	***10.4%***	**300**	***15.9%***	**27**
Taxes for the year	(75)	*-2.4%*	(89)	*-4.7%*	14
Net result	**252**	***8.0%***	**211**	***11.2%***	**41**
Net profit pertaining to minority interests	(10)	*-0.3%*	(1)	*0.0%*	(9)
Net profit (loss) for the period	**242**	*7.7%*	**210**	*11.1%*	**32**

In 2005, consolidated revenues of the AEM Group reached 3,155 million euro, of which 1,067 million is attributable to the proportional consolidation of the Edison Group for the fourth quarter of the year. Based on the same scope of consolidation as in 2004, revenues amount to 2,088 million euro, an increase of 10.8%. This growth is attributable mainly to increases in selling prices of electricity and gas as a result of the trends on international fuel markets, to the valuation of the surplus green certificates

produces by the AEM Group's renewable source installations, and higher sales of heat for district heating.

These revenues were affected by the reduced electricity output of 7,908 million GWh (-15.6%) due to breakdowns at certain thermoelectric power plants owned by Edipower and the stoppage of the 380 MW combined-cycle group at the Cassano d'Adda plant for repowering. Low rainfall also contributed to this trend as it led to a significant reduction in hydroelectric output. The hydroelectric output for the period is the lowest of the past 40 years.

Operating costs amount to 2,197 million euro. Net of the effects of consolidating the Delmi Group (Transalpina di Energia/Edison), amounting to 842 million euro, operating costs come to 1,355 million euro, 15.3% more than in 2004. The reason for this increase was partly the rising trend in raw material prices on international markets and partly the higher quantity of electricity purchased. Higher purchases of electricity from Acquirente Unico S.p.A. were required as a result of the obligation after April 1, 2004 to buy all of the power needed to meet demand from captive customers from this company, combined with a significant drop in output.

Gross profit from operations came to 767 million euro, an increase of 38% compared with last year. 194 million euro came from the consolidation of the Delmi Group/TdE/Edison. Based on the same scope of consolidation, gross profit from operations comes to 573 million euro compared with 556 million euro the previous year, given that it also included 35 million euro of extraordinary income. Without considering the latter, the increase based on the same scope of consolidation comes to 52 million euro, essentially related to a good performance on the part of the electricity sector, thanks to a better sales and procurement mix, the contribution made by the green certificates awarded in 2005 to the hydroelectric plant at Premadio/Fraele in Valtellina and equalisation of the tax on hydroelectric yield for 2001.

After charging depreciation and amortisation, provisions and writedowns of 373 million euro, the profit from operations came to 394 million euro (354 million euro in 2004).

The consolidated result for the year came to 242 million euro, after negative net financial income and expense of 38 million euro (including the gains from the sale of the investment in Fastweb S.p.A. of 50 million euro), net charges relating to the consolidation of Edison not directly connected to the industrial and financial management of 25 million euro, losses resulting from the disposal of property, plant and equipment of 5 million euro, taxes for the year of 75 million euro and net profit pertaining to minority interests of Edison S.p.A. and of Delmi S.p.A., of 10 million euro.

The various sectors of activity of the Group made the following contributions to these results:[1]

	2005		2004	
Millions of euro	Revenues	Gross profit from operations	Revenues	Gross profit from operations
Electricity	1,654	443	822	260
Gas and Heat	1,180	115	592	59
Networks and organised markets	793	216	758	217
Services	107	(27)	115	(4)
Other activities and eliminations	(627)	20	(402)	24
Total	3,107	767	1,885	556

(1) Excluding other operating income

[1] These sectors are used for the first time from 2005, in order to provide better information and to bring disclosures into line with those of the Edison Group.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Capital and financial position

At December 31, 2005 the consolidated net capital employed totalled 9,418 million euro, covered by shareholders' equity, 3,673 million euro (of which 2,024 million pertaining to minority interests) and net financial indebtedness, 5,745 million euro (1,982 million euro at December 31, 2004).

The increase in net capital employed compared with the end of the previous year amounts to 6,051 million euro.

The increase in the net financial position compared with the end of the previous year is essentially connected with the acquisition of joint control over the Edison Group and the financing of this transaction, which led to an increase in the Group's net financial indebtedness of about 4 billion euro.

Without this acquisition, the Group's net financial position would have improved by 270 million euro compared with the previous year.

(in millions of euro)	**12.31.2005**	**%**	**12.31.2004**	**%**	**Changes**
Capital employed					
Net fixed capital employed	9,243	98.1	3,330	98.9	5,913
Working capital	175	1.9	37	1.1	138
Assets/liabilities held for sale	0	0.0	0	0.0	0
Total capital employed	**9,418**	**100.0**	**3,367**	**100.0**	**6,051**
Sources of funds					
Equity pertaining to the group	**3,673**	**39.0**	**1,385**	**41.1**	**2,288**
Total financial position beyond one year	5,001	53.1	1,730	51.4	3,271
Total financial position within one year	744	7.9	252	7.5	492
Total net financial position	**5,745**	**61.0**	**1,982**	**58.9**	**3,763**
Total sources of funds	**9,418**	**100.0**	**3,367**	**100.0**	**6,051**

(in millions of euro)	**12.31.2005**	**12.31.2004**
OPENING NET FINANCIAL POSITION	**(1,982)**	**(1,926)**
Net profit for the year	242	210
Amortisation and depreciation	242	139
Changes in assets and liabilities	900	(95)
Cash flow generated by current operations	**1,384**	**254**
Net capital expenditure on tangible, intangible and long-term financial assets	**(7,177)**	**(221)**
Change in minority interests	2,021	-
Change in equity	104	-
Earnings distributed	(95)	(89)
Cash flow generated (used) by changes in shareholders' equity	**2,030**	**(89)**
CLOSING NET FINANCIAL POSITION	**(5,745)**	**(1,982)**

Significant subsequent events

Reconstitution of the float of Edison S.p.A.'s ordinary shares

On March 3, 2006, AEM S.p.A. and Delmi S.p.A. announced that, as a result of sales made in recent weeks, the market now held around 11.4% of Edison S.p.A.'s ordinary shares. This means that the float of Edison's ordinary shares, which was reduced as a result of the takeover bid launched by Transalpina di Energia S.r.l. on November 4, 2005, has been reconstituted as required by law.
As a result of this transaction, the amount of the Edison S.p.A. shares involved in the equity swap with various counterparties has been reduced to around 3.9% of the ordinary share capital.

Agreement between ACSM S.p.A. and AEM S.p.A.

On March 6, 2006, ACSM S.p.A and AEM S.p.A. signed a letter of intent on the basis of which they will negotiate the definitive contracts for the completion of the transaction which, subject to approval by the competent bodies of the Municipality of Como, foresees the transfer to ACSM of the investments held by AEM in Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o., all of which operate in the sale or distribution of gas (the "Transaction").

Under this letter of intent, AEM will transfer to ACSM:

- 742,961 of the 936,000 voting shares of Serenissima Gas, equal to 79.38% of the voting shares and 71.44% of the share capital;
- A portion of the value of euro 71,400.00 representing 71.44% of the share capital of Serenissima Energia S.r.l (a further 10% of the company is held by Serenissima Gas);
- An investment representing 41.11% of the share capital di Mestni Plinovodi.

In exchange for the transfer of the shareholding in Serenissima Gas, ACSM will resolve an increase in capital reserved for AEM, assigning to it 9,374,125 newly issued ACSM ordinary shares of par value 1 euro each, representing 20% of ACSM's post-increase share capital.

As a result of this transaction, the quota held by ACSM's current shareholder of reference, the Municipality of Como, will come to around 40.5%.

ACSM and AEM will also stipulate a purchase/sale contract for the transfer of the investments held in Serenissima Energia S.r.l. and Mestni Plinovodi for7.095 million euro in cash.

To take account of the changes in ACSM's shareholder structure caused by the Transaction. certain amendments will be made to ACSM's corporate governance rules: for example, a blocked list voting system will be introduced for the appointment of the Board of Directors. This gives the list that obtains a majority of the votes the right to appoint 8 directors and the most voted minority list the right to appoint the other 2 directors.

In this regard, the Municipality of Como and AEM will sign a shareholder agreement that will envisage, among other things, the presentation of a joint list for the election of the Board of Directors, with the first 6 candidates being nominated by the Municipality of Como and the next 2 by AEM. AEM will also have the right to nominate the 2 directors on the list to be consulted to complete ACSM's Board of Directors in the event that no minority list is presented. Lastly, in accordance with the current Articles of Association, there is foreseen as part of the Board of Directors a Strategy Committee that will act in a consultative/propositive role. It will be made up of 3 members with one being chosen from the directors nominated by AEM.

Given how the directors are distributed between the Municipality of Como and AEM, as explained above, the future governance structure of ACSM will continue to impose a 4% limit on the voting rights of all shareholders other than the Municipality of Como, as laid down in the Articles of Association.

The effectiveness of the letter of intent is subject, on the one hand, to approval on the part of the competent bodies of the Municipality of Como of all of the executive stages of the Transaction (including the proposed amendments to the Articles of Association and stipulation of the shareholder agreement) and, on the other, confirmation from CONSOB that completion of the Transaction and stipulation of the shareholder agreement will not oblige the Municipality of Como and AEM to launch an obligatory takeover bid for all of the shares of ACSM. Execution of the Transaction is also subject to the consent of the other main shareholders of Mestni Plinovodi d.o.o., namely Azienda Mediterranea Gas e Acqua S.p.A and SIMEST S.p.A, for the investment to be sold to ACSM and for it to take over all of the rights and obligations currently held by AEM under the current arrangements.

It is also foreseen that this entire process should be completed by the end of May 2006.

Outlook for operations

The 2006 results will be favourably influenced by the start-up of the new combined-cycle group at the Cassano d'Adda plant and of certain groups owned by Edipower and Edison and full availability of the plants that suffered interruptions during 2005; higher hydroelectric output is also expected.

As regards the gas sector, despite the strong tariff pressures in regulated areas, the Group expects the results to be in line with previous years.

Analysis of the main sectors of activity

AEM Group– Areas of activity


AEM
Aem Trading
Edipower
Aem Energia
Aem Calore e Servizi
Aem Elettricità
Aem Trasmissione
Metroweb
Aem Service
DELMI
TRANSALPINA DI ENERGIA SRL
EDISON

Areas of activity

- Electricity
- Gas and Heat
- Networks and Organised Markets
- Services

RESULTS BY BUSINESS SEGMENT

In order to provide better disclosure on the business segments in which the AEM Group operates and to bring this information into line with that prepared by the TdE/Edison Group (Delmi Group), which entered the scope of consolidation this year, starting from the financial statements at December 31, 2005, the Group's sectors of activity are represented according to the "chain" to which they belong.

The following business segments have been identified:

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks and organised markets

This includes the transmission and distribution of electricity, the sale of electricity to the captive market, and the storage and distribution of gas. Lastly, it also includes the operations of the telecommunications network owned by Metroweb.

Services

In addition to these areas of business, there is also the Corporate sector which involves the strategy, governance and control of the industrial operations and the centralised services provided to the operating units, both for AEM and for TdE/Edison (Delmi Group).

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the 2005 results achieved by the business segments identified in this way, with comparative figures for the previous year.

Millions of euro	*2005*	*2004*	*Change*
Electricity			
Revenues	1,654	822	832
Gross profit from operations	443	260	183
% of revenues	*26.8%*	*31.6%*	
Profit from operations	256	159	97
% of revenues	*15.5%*	*19.3%*	
Capital expenditure	211	142	69
Total Assets	8,304	1,966	6,338
Gas and Heat			
Revenues	1,180	592	588
Gross profit from operations	115	59	56
% of revenues	*9.7%*	*10.0%*	
Profit from operations	82	47	35
% of revenues	*6.9%*	*7.9%*	
Capital expenditure	38	11	27
Total Assets	2,019	405	1,614
Networks and Organised Markets			
Revenues	793	758	35
Gross profit from operations	216	217	(1)
% of revenues	*27.2%*	*28.6%*	
Profit from operations	112	132	(20)
% of revenues	*14.1%*	*17.4%*	
Capital expenditure	67	62	5
Total Assets	2,672	2,442	230
Services			
Revenues	107	115	(8)
Gross profit from operations	(27)	(4)	(23)
Profit from operations	(80)	(25)	(55)
Capital expenditure	13	31	(18)
Total Assets	5,739	3,044	2,695

Other activities			
Revenues			
Gross profit from operations	4		4
Profit from operations	4		4
Capital expenditure	2		2
Total Assets	20		20
Eliminations			
Revenues	(627)	(402)	(225)
Gross profit from operations	16	24	(8)
Profit from operations	20	41	(21)
Capital expenditure		(1)	1
Total Assets	(5,433)	(3,118)	(2,315)
TOTAL AEM GROUP			
Revenues	**3,107**	**1,885**	**1,222**
Gross profit from operations	**767**	**556**	**211**
% of revenues	*24.7%*	*29.5%*	
Profit from operations	**394**	**354**	**40**
% of revenues	*12.7%*	*18.8%*	
Capital expenditure	**331**	**245**	**86**
Total Assets	**13,321**	**4,739**	**8,582**

NATIONAL ENERGY SCENARIO

Electricity

The demand for electricity in Italy in 2005 marked an increase of 1.3% compared with the same period in 2004, and amounts to 329 TWh. Load coverage was guaranteed 90.5% by national production with the remaining 9.5% being covered by imports.

The trend in demand has shown positive rates of growth for every month of the year. This growth was particularly significant during the months of December (+3.8%), June (+3.4%), May (+2.9%), July (+2.0%), April and January (+1.5%), whereas it was lower in February (0.5%), March (+0.4%) and August (+0.1%), and zero in September (+0%).

Domestic power generation came 83.5% from thermoelectric sources, 14.1% from hydroelectric sources and 2.4% from geothermal and wind power sources. Compared with last year, hydroelectric production has fallen (-14.9%), while thermoelectric production has increased (+2.6%). Overall national output declined (-0.3%) compared with a 7.7% increase in the foreign balance.

Gas

Natural gas consumption in 2005 came to 85.2 billion cubic metres, an increase of 7% compared with 2004. Demand in the civil sector rose by 6.5%, while the thermoelectric sector grew by 12.2%. On the other hand there was a decline of 1.7% in sales to the industrial sector.

The Ministry of Productive Activities has pointed out that the strong increase in consumption is due to three factors: colder temperatures compared with 2004; growth in consumption for electricity generation due to the fact that many thermoelectric generation plants switched to gas; Italy managed to export part of its electricity as the prices achieved by the Italian Power Exchange finally became competitive with those of other European exchanges.

ELECTRICITY

The Electricity sector includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **The Production Division of AEM S.p.A.** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **The Electricity Division of AEM Trading S.r.l.** AEM Trading S.r.l. is involved in energy portfolio management for the entire AEM Group, operating on the wholesale electricity markets. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A. It operates directly on the markets organised by Gestore del Market S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, in addition to purchases and sales on foreign markets As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity and natural gas requirements.

- **Electricity division of AEM Energia S.p.A.** This company sales electricity to eligible customers.

Companies consolidated on a proportional basis

- **Edipower S.p.A.** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants. Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l.

- **Electricity sector TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity sector have been proportionally consolidated at 50% (just for the last quarter of the year) and include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries. They also include the results of Edipower S.p.A.,

proportionally consolidated at 50% by Edison S.p.A. Compared with the figures of the Electricity segment shown in the consolidated financial statements of the TdE/Edison Group, the electricity transmission activity performed by Edison Rete S.p.A. has been spun off and included in the Networks and Organised Markets segment.

Regulatory and tariff framework

PRODUCTION DIVISION

Tax on hydroelectric yield

With Law 83 of April 17, 2003, entitled "Urgent Provisions regarding general charges of the power system" the tax on the hydroelectric yield was eliminated from January 1, 2002. Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority for electricity and gas (hereafter Authority) established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006 (with resolutions nos. 231/00 and 232/00, the latter abrogated and at the same time included in resolution 228/01).

As regards the tax paid in 2001, AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) firstly before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons, and then before the Council of State, which in turn rejected the appeal.

In any case, thanks to issuance of the Authority's resolution 73/50 (which defined the price of wholesale electricity on the free market in 2001) the Electricity Sector Equalisation Fund could refund to producers an equalisation amount for the Tax on hydroelectric yield as an advance for 2001.

Hydroelectric plants

The 2006 Budget Law approved on December 22, 2005 foresaw certain amendments to the regulations on the hydroelectric concessions defined in Decree 79 of March 16, 1999 ("DL 79/99"):

- all of the major hydroelectric concessions have been extended for ten years compared with the expiry dates contained in Decree 79/99; the extension is subject to carrying out "suitable plant modernisation". The concession holders that intend to take advantage of the extension have to pay for four years from 2006 an additional annual fee of 3,600 euro per MW of nominal installed power;
- the concessions have to be assigned after a public tender. Paragraph 12.3 of Decree 79/99, which provided for a preferential right when the concession is granted in favour of the previous concession holder, has been abrogated.

A decree by the Environment Ministry determined the increase for the two-year period 2006-2007 of the annual surcharge due by the concession holders of water offtakes for the production of power with an average nominal power of more than 220 kW.

Compliance with the obligations contained in art. 11 of Decree 79/99 (electricity from renewable sources)

With resolution 101/05, the Authority sanctioned the right to reimbursement of the costs incurred by electricity producers that complied with the obligations contained in art. 11 of

Legislative Decree 79/99, restricted to the electricity produced from renewable sources and sold to captive market customers in 2002. This article obliges companies that in any one year import or produce energy from non-renewable sources to inject into the national system, the following year, a certain amount of energy produced by plants using renewable sources or to buy green certificates to cover this amount from other producers.

Gas transport tariff rules: important regulations for production plant

Resolution 144/04, integrated with resolution 5/05, intervened to modify the tariff rules that govern the transport of gas - resolution 120/01 as regards the fees due by thermoelectric plants - ordering a reduction in capacity fees in the case of:
- start-up of new redelivery points;
- strengthening of the capacity of existing redelivery points which feed electricity generation plants directly connected to the transport network.

Remuneration of production capacity

In accordance with Decree 379 of December 19, 2003, which contains instructions regarding the remuneration of electricity production capacities, the Authority has defined a transitional regime, which commenced on March 1, 2004, for the remuneration of the availability of production capacity to ensure that it is adequate. This regime will be terminated when the definitive regime developed by GRTN (Terna S.p.A. starting from November 1 2005) on the basis of criteria and policy guidelines laid down by the Authority will be introduced.
This system envisages payment of a specific incentive fee to those who make available the resources of their production capacity according to the methods defined by GRTN, made up as follows:
- a first part consisting of a fixed monthly remuneration paid to producers on condition that they effectively comply with the commitment to make resources available on days when consumption exceeds a certain critical level;
- a second part consisting of supplementary remuneration to integrate the revenues made by the individual producer on power exchanges (excluding the dispatching service market) if these revenues, on an annual basis, turn out to be lower than a reference level conventionally set at the amount that the same producer would have made under the administered regime with the same level of output.

At the end of March 2005, the Authority opened a period of consultation, which is still in progress, regarding the criteria and conditions to be reported to the Network Manager with a view to replacing the transitional measures of capacity payment currently in place.
The proposed criteria envisage a variation on the ways of remunerating the availability of production capacity commonly known as capacity obligation (contractualisation, by means of competitive mechanisms, of plants that undertake to make available a level of production capacity needed to cover the peak load, plus an adequate margin of reserve); they also provide for:

- a single entity (GRTN - Terna S.p.A. from November 1, 2005) that contractualises the availability of production capacity for the system, interfacing with the sellers, who may be owners of production plant or users of withdrawal dispatching (sellers).
- the remuneration of production capacity availability depends on the value of the energy on the wholesale market.

With resolution 140/05 the Authority extended to the whole of 2005 the validity of the transitional system for the remuneration of available production capacity.

Withdrawal of the electricity in accordance with art. 13, paras. 3 and 4, of Decree 387/03, and para. 41 of Law 239/04

Decree 387/2003 was promulgated on December 29, 2003 (Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market), which provides for an annual increase of 0.35%, from 2004 to 2006, in the quota of renewable power (Green Certificates) that importers or producers from conventional sources have to inject into the national power system during the following year.
This decree also provides for: *(i)* simplification of the authorisation procedures to build plants that will generate power from renewable sources; *(ii)* the inability for the same producer to accumulate the right to obtain Green Certificates as well as the right to energy efficiency certificates; *(iii)* the possibility for those who import energy from EU Member States to apply for exemption from the obligation to buy green certificates for the imported quota produced from renewable sources;*(iv)* withdrawal of the energy produced by renewable plants with installed power of less than 10 MVA and that produced by plants of any size that use non-programmable renewable sources, by the manager of the network to which the plant is connected and on the producer's request, except for that sold to GRTN (Manager of the Power System from November 1, 2005) under "dedicated sale" agreements.
After expiry of the sales agreements, the electricity produced by non-renewable sources will also be destined to the market, with the exception of electricity produced by plants with installed power of less than 10 MVA and of the surpluses produced by similar sources.

With reference to this last aspect, para. 41 of Law 239/04 (the "Marzano Law") also provides for the Authority to establish methods for the withdrawal of the energy produced by plants with installed power of less than 10 MVA and of surpluses produced by similar sources.
On October 20, 2004 the Authority started a consultation process to establish the methods of withdrawing electricity, as per Decree 387/03 and para. 41 of Law 239/04, on the "Reform of the Energy Sector". This process ended with the promulgation of resolution 34/05, which:

- described the methods by which producers had to apply to the manager of the network to which their plant is connected to withdraw the power produced, thereby obliging the manager to go ahead with the withdrawal;
- laid down that if the manager of the network to which the plant is connected is a distributor, the value of the energy withdrawn is to be kept separate from the electricity purchased by the distributor from the Sole Buyer ;
- quantifies the fees to be paid by the producer to the network manager subject to the withdrawal obligation for the administrative and management costs incurred.

Certain operators noticed that for large volumes of energy the element that is proportional to the energy withdrawn involves excessive charges compared with the administrative costs of the network managers. The Authority therefore issued resolution 49/05 which established an upper limit of 3,500 euro on the variable element of the annual fee.

With the Ministry of Productive Activities Decree of April 20, 2005, and solely for the purposes of Decree 387/03, the electricity market went fully on-line on June 30. the instructions contained in resolution 34/05 were therefore applicable as from that date.

With resolution 300/05, the Authority abrogated, from 2006, the Ct parameter, because the introduction of the bidding system and the existence of market mechanisms for valuing electricity make this parameter obsolete. The resolution provides for a new parameter to take the place of the Ct parameter, represented by the monthly average of the hourly prices as per art. 19.3.c) of resolution 168/03 (the PUN, single national price) solely at offpeak times of day (which include public holidays, Saturday, Sunday and the hours between midnight and 8.00 a.m. and between 8.00 p.m. and midnight Monday to Friday) to be used as a reference for the energy withdrawal price for plants that sell their energy to the manager of the national grid based on art. 4.3 of resolution 34/05.

Other ways of disposing of electricity produced by plants using energy from renewable sources

The withdrawal of electricity produced by plants that comply with art. 13, 3 and 4, of Decree 387/03, and para. 41 of Law 239/04, and its sale on the energy market are two alternative ways of disposing of the power produced by plants using renewable sources.
Another method is an on-the-spot exchange between the electricity injected into the distribution network to which the plant is connected and the electricity withdrawn from it. The Authority had regulated this type of disposal with resolution 224/00, but only for photovoltaic installations of up to 20 kW.
In accordance with art. 7 of Decree 387/05, in July it then initiated a period of consultation with a view to adopting measures to extend the regulations governing on-the-spot exchange to installations using other renewable sources, again up to 20 kW.

Tariff incentive on energy account for photovoltaic installations

The decree of the Ministry of Productive Activities of July 28, 2005 *(Incentives for the production of electricity by photovoltaic conversion of solar energy)* introduced a form of recognition on energy account of the electricity produced by photovoltaic plants of between 1 and 1000 kW, to encourage their installation.
With resolution 188/05, implementing the provisions of art. 6 of the decree, the Authority identified GRTN (from November 1, 2005 Manager of the Electricity System) as the organisation responsible for issuing the tariffs and laid down how the resources for paying the tariffs would be funded (through the A3 tariff component).

Dispatching rules

Resolution 168/03, which regulates the merit-order dispatching service for the production plants, lays down that GRTN (Terna S.p.A. from November 1, 2005) has to submit a set of dispatching rules to the Authority for its approval.
With resolution 253/04, the Authority approved this set of rules at the end of last year (thereby taking effect from January 1, 2005), reserving the right to examine the text in greater detail later on.
As a result of these examinations, the Authority made certain changes to the rules which the Manager was asked to adopt with resolution 36/05.
At the same time, this resolution approved an amendment to attachment DS.3 of the dispatching rules, introducing another market zone ("Southern Frontier"), as proposed by GRTN for the purpose of applying the instructions laid down in resolution 223/04 (which

adopted instructions for 2005 on the management of congestion on the interconnection network).

With resolution 137/05 the Authority approved the standard contract formats for the electricity dispatching service for injection and withdrawal points, as proposed by GRTN (Terna S.p.A. from November 1, 2005) as part of the dispatching rules.

With resolution 138/05 the Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatching priority of renewable source production plants when the national power system risks going into overload.
The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN.

During 2005, the Authority amended and integrated resolution 168/03:

- with resolution 97/05, with reference to the regulation of balancing fees in relation to the case of re-entry into service of production plant after stoppages for maintenance purposes.
- with resolution 175/05, in order to introduce the resource known as "system security energy storage" among the types of resources defined in accordance with art. 8.2, letter a) for the procurement of GRTN (Terna S.p.A.) for the dispatching service, for the resolution of problems inherent to power dispatching on the network and to guarantee adequate minimum levels of output during low load times of day. This resource can be provided by all of the large production and pumping units identified by GRTN (Terna S.p.A.);
- with resolution 293/05, after long discussions on the methods of registering electricity purchase and sale contracts for the purpose of the execution of such contracts as part of the dispatching service, on the effective out-of-balance charges and on the definition of transition dispositions for 2006.

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The EU Law of 2004 delegated the Government to adopt a Decree to incorporate the Directive into Italian law, in compliance with a series of principles and directive criteria.

In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation.
Pursuant to these provisions, thermoelectric producers (as well as operators in other industrial sectors interested in the application of the directive) have been able to present a request for authorisation to emit greenhouse gases.

Implementation of the system in each country is formally subject to approval of the National Allocation Plan of emissions and the preparation of emission registers.
On May 25, 2005 the EU approved Italy's National Plan for the assignment of CO_2 emission quotas to industry for the period 2005/2007. Under this agreement, which was reached after long negotiations, the Commission requests a reduction in the quotas foreseen to 232.5

million tonnes for the period 2005-2007, versus initial quotas of 255.5 million, waiving the mechanism adjusting the quotas after the event.
The Allocation Plan of CO_2 quotas for the period 2005-2007 was published on November 25, 2005 for consultation with the parties involved. At the end of December, the National Allocation Plan was approved by the Chamber of Deputies and the Senate, and in the first few days of January 2006 it was unofficially approved by the EU, from which an official pronouncement is still awaited.

At the beginning of October, Gestore del Mercato Elettrico S.p.A. published on its website, for operators to consult, its proposed rules for how the CO_2 emission quotas (so-called "Black Certificates") ought to function. The IT platform for trading in these quotas still has to be launched.

Other measures

With resolution 281/05, following the process of consultation begun in the Spring, the Authority issued a document defining the conditions for providing the connection to electricity networks, with an obligation to connect third parties, with a nominal tension of more than 1 kV:
- power plants for electricity generation
- power plants corresponding to end-customers who inject or withdraw electricity from the same networks.

Terna S.p.A. and the other network managers with a third-party connection obligation are required to provide a connection service, following a request on the part of the applicant and payment of the fees laid down in the provision; to this end, they have to publish and transmit to the Authority the methods and contractual conditions for the provision of the service with reference to the electricity networks for which they are responsible.

With reference to the plants that use renewable energy sources, in agreement with the provisions contained in Decree 387/03, the Authority has established specific instructions in favour of connection fees.

The connection request has to be presented:
- to Terna for a connection relating to users that are end-customers who withdraw electricity from the networks and to power generation plants with a connection power equal to or more than 10 MVA;
- to the distribution firm for the particular area for a connection relating to users that correspond to end-customers who withdraw electricity from the networks and to power generation plants with a connection power of less than 10 MVA.

Following the request, the entities providing the connection service choose the connection solution and, generally speaking, install the equipment needed to make the connection.

With resolutions 259/05 and 265/05, the Authority closed - exclusively from a sanctions point of view - the formal enquiry into Edipower S.p.A. and the other producers that began with resolution 152/04 regarding the blackout that took place on September 28, 2003. These producers had in fact exercised their right to oblation with regard to these proceedings, which have therefore been closed from a sanctions point of view. The enquiry remains open for the purpose of any prescriptive measures.

SALES DIVISION

With resolution 141/05 the Authority launched an enquiry into the service that sells electricity to eligible customers and the level of competition between operators in this sector, to evaluate the extent to which they compete in terms of the economic conditions applied to end-customers and in terms of the contractual conditions underlying the legal relationship between the end-customer and the operator providing the sale service.

In December 2005, the Authority launched a procedure for the definition of a commercial code of conduct for the sale of electricity to eligible end-customers, as it believes that attribution of the qualification of eligible customer to all non-residential end-customers from July 1, 2004 and to any end-customer from July 1, 2007 makes it necessary to ensure the maximum transparency to protect customers with a lower negotiating power, enabling them to make informed and conscious decisions

With resolution 248/05, the Authority defined urgent measures on the transition to the free market, with reference to certain requirements that were imposed on users of withdrawal dispatching and those providing power distribution services by the load profiling rules (resolution 118/03 as subsequently amended), so as subsequently to prolong to November 30, 2005 the sales and marketing efforts to conclude power supply contracts starting from January 1, 2006.

With resolution 212/05 the Authority also changed the rules regarding recession in bilateral contracts, with particular regard to the notice periods laid down in resolution 78/99: under this amendment, these terms only apply if the parties expressly agree to them, also in the case where the buyer is an eligible end-customer. It therefore becomes possible to sign a long-term contract also with end-customers and not just between wholesalers.

Lastly, in November, the Authority launched a consultation on regulating the quality of telephone services in the electricity and gas sectors. The Authority's proposals in this document concern in particular:
- an integration of the current rules regarding the monitoring of the telephone services by introducing a series of indicators for waiting times;
- the launch of a regulatory intervention on aspects such as the technical and organisational characteristics of call centres and the level of customer satisfaction.

TRADING DIVISION

Provisions concerning imports

With resolution 223/04 and 224/04 the Authority laid down the rules for the allocation of power import capacity and for the resolution of congestion on the interconnection networks with neighbouring countries for the year 2005, taking into account the decree issued by the Minister of Productive Activities on December 17, 2004.

The allocation of import capacity for 2005 took place by means of the implicit auction method. However, because of the Italian Power Exchange's zonal mechanism, the price differentials between the various zones in Italy and abroad would have given rise to a split in the market, leading to the application of bilateral contracts of the so-called "transport capacity fee" (thereby annulling the advantage of importing less expensive energy). The Authority has therefore introduced ways of hedging this fee, the so-called CCCIs, which are allocated free

of charge on a pro-quota basis to those (users of withdrawal dispatching) who apply for import capacity.

As regards the French border, RTE has resolved the problems of congestion with Italy by means of a separate explicit auction which is held monthly for the allocation of export capacity from France to Italy. This makes it possible for the French network manager to extract revenue, given the price differential between France and Italy.

With resolution 251/04, the Authority approved the general model for the calculation of the total transport capacity on the northern interconnection network as prepared by GRTN in accordance with art. 5.2 of EC Regulation 1228/2003. GRTN's document also envisages draft set of rules on safety, operations and functional programming of the northern interconnection network.

During the month of March 2005, the Authority initiated another consultation regarding the application of EC Regulation 1228/2003 for the year 2005 and subsequent years, in order to provide an overall picture of current developments in cross-border electricity trading in light of the Regulation's instructions, and to gather comments, observations and suggestions that might help the process of integration of the domestic electricity market.

Another consultation on these topics was launched in August 2005, with the publication of a document (Transport allocation procedures for cross-border exchanges of electricity - implementation of art. 6 of EEC Regulation 1228/2003 of the European Parliament and Council of June 26 2003) with which the Authority sets out to:
- to lay down certain guidelines, based on past experience, regarding the various possible solutions for the implementation of this Regulation's provisions from 2006;
- to gather observations and proposals from the parties involved, taking them into consideration in the task forces set up with the neighbouring regulatory authorities.

With resolution 269/05, in implementation of the decree issue by the Ministry of Productive Activities on December 13, 2005 - *Determination of the methods and conditions for electricity imports in 2006* - the Authority approved the rules for 2006 concerning the management of import and export congestion on the interconnection network with other countries and for the assignment of hedges against the risk associated with price differentials between areas of the Italian Electricity Market and adjacent areas abroad. The measure concerns 50% of the import capacity available to the manager of the Italian national grid (excluding the capacity reserved for the execution of long-term contracts with ENEL S.p.A. relating to supplies to the captive market, equal to 2,000 MW) on the electricity borders with France, Switzerland, Austria, Slovenia and Greece, while the other 50% is assigned according to other rules established by the individual neighbouring States.

Note that the Ministerial decree has given the Sole Buyer hedges against the price risk for 26% of the assignable capacity (for a total of 2,550 MW), while the rest is assigned to the free market.

The Authority has continued the progress undertaken last year in implementing regulation 1228/2003 of the European Commission. Therefore, market mechanisms have been foreseen for 2006 both for the congestion manager (having recourse to the Power Exchange's Day-Ahead Market), and for the assignment of hedges on the differential between the foreign price and the domestic price for the zone of importation (to guarantee Italian consumers against the risk of volatility in congestion costs on the interconnection networks). The measure adopted by the Authority for 2006 makes it possible to achieve a number of objectives, including:

- full implementation of market mechanisms by simultaneously adopting two competitive auctions (one implicit, the other explicit) in line with what emerges from the recommendations of the European Commission for implementation of this regulation;
- more efficient allocation, which translates into economic signals that can enhance the transport capacity for supplies from abroad;
- the use of auction proceeds for the benefit of Italian end-customers, in line with the instructions contained in the regulation, already during the year to which the assignments refer(2006).

It is also worth mentioning that with a Decree of December 23, 2005 the Ministry of Productive Activities issued directives for the Sole Buyer regarding long-term import contracts for the year 2006, setting at 66 euro/MWh the maximum price at which it can be sold electricity imported by ENEL S.p.A. unless long-term contracts.

At December, RTE, the manager of the French national grid, auctioned off the import capacity towards Italy, including the quota of long-term contracts stipulated by ENEL, which contested this decision. The results of the allocations on the part of Terna S.p.A. at the border with France will in fact be provisional up until a solution can be found for this dispute.

On December 29, the Sole Buyer announced the auctions for the purchase of imported electricity for 2006.

Following an initial document dated September 20, 2005 regarding the transfer of CCCIs between the free market and the captive market, on December 28, 2005 the Authority launched a second consultation on this matter.

Provisions concerning CIP 6 energy

The allocation of CIP 6 energy for 2005 was regulated by the Decree issued by the Minister of Productive Activities on December 24, 2004. Talking of which, it is worth mentioning that 40% of this energy was assigned to the Sole Buyer for supplies to captive customers, while the other 60% was assigned to eligible free market customers. As in 2004, the method of allocation used in 2005 was pro-quota based on the participants' requests (users of withdrawal dispatching), taking account of their average power level: the same allocation price was applied to everyone, namely 50 euro/MWh. Given that under article 3, para. 13, of Decree 79/99, from the start-up of the Power Exchange, the Manager has to sell CIP 50 energy to the market, assignees have signed with the Manager a financial contract that regulates the differences between the strike price (50 Euro/MWh) and the reference price, i.e. the purchase price on the Power Exchange (the PUN or single nationwide price). The assignees of CIP 6 energy are at the same time obliged to procure this energy physically on the Day-Ahead Market.

As regards the allocation of CIP 6 electricity for 2006, with a decree on December 5, the Ministry of Productive Activities established an allocation price of 55.5 euro/MWh. The assignable capacity therefore comes to a total of 5,600 MW and is reserved 40% for the Sole Buyer, with the rest being allocated to free market customers.

Provisions concerning the functioning of the Power Exchange and control of market leverage

The functioning of the Power Exchange

On April 1, 2004 the Italian Power Exchange became definitively operative, pursuant to article 5 of Decree 79/99. For the period up until December 31 2004, active participation is only expected on the part of producers with units of more than 10 MVA (so-called "significant production units"), given that the only entity authorised to operate on the demand side is GRTN, which makes purchase offers on behalf of Acquirente Unico S.p.A. (the "Sole Buyer"), the entity that guarantees supplies to captive-market customers.

On December 24, 2004, the Minister of Productive Activities signed a document sent to GRTN, GME and the Sole Buyer, with guidelines regarding active demand-side participation in Sistema Italia 2004, foreseeing a transition period of three months.

By March 31, GRTN, GME and the Authority were meant to have developed a system of integrated management of financial guarantees for operators (currently resolved on a transitional basis by asking the operators to present bank guarantees in favour of GME and GRTN).

A letter from the Ministry of Productive Activities dated April 1, 2005, addressed to GRTN, AU, GME and the Authority, postponed to June 30 the date for the start-up of normal demand on the Power Exchange. The Ministry's letter also delegated to the Authority definition of the out-of-balance charges to be borne by operators actively taking part in Sistema Italia 2004 on the demand side also for the period April 1 - June 30, 2005, laying down that such charges should in any case not be less than the amount already decided for the month of March 2005.

With resolution 64/05, the Authority again amended and integrated the rules governing the merit-order dispatching system (resolution 168/03). These amendments also take account of the dispatching of electricity injected into the network by the so-called "incentivated" production units that benefit from the obligation to withdraw for the network managers to which they are connected, pursuant to art. 13.3-4 of Decree 387/2003 and art. 1.41 of Law 239/04.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a production unit has signed a physical bilateral contract, it still has to send GRTN its injection programme for the following day (through GRTN's specific "bilaterals platform" set up specifically for this purpose).
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".

At the end of each day - or rather, once the sessions of the adjustment and dispatching service markets have closed - a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.

With the market entry of demand, the expected energy requirement for each hour of the following day is expressed directly by the consumers (or by their suppliers) through hourly purchase bids on the Power Exchange.

In this context, the hourly consumption programmes (like those of production) are also determined by selecting the bids according to their merit order (i.e. in decreasing order of price) so as to guarantee that the demand expressed by consumers is satisfied even at the minimum cost, while also respecting the network transport restrictions established by GRTN.

The price that is generated is unique for each hour throughout the 24 hours of the following day. In the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.

With resolution 282/05, the Authority approved the subdivision into zones of the relevant network from January 1, 2006 for a period of not less than three years, proposed for approval by Terna, considering the start-up of new power plants and lines scheduled for 2006.

Control of market leverage

The Authority found out anomalies in the prices posted by the day-before market with a considerable increase in electricity prices in all zones and, as a result, in the single nationwide purchase price. According to the Authority, these anomalies could derive from the exercise of market leverage on the part of operators that produce electricity which enjoy a dominant position on the supply side at zone or national level.

With resolution 3/05, the Authority opened an enquiry to assess:

- how prices in the day-after and adjustment markets were formed on the days from January 10 to 14 January 2005;
- the impact on these prices of the various bidding strategies adopted by operators who also generate electricity for the offer system. .

Following an examination of the elements that emerged from this enquiry and the two previous ones, launched with resolution 50/05, the Authority's intention was to bring into line with the current needs of the market the measures adopted with resolution 21/04 during the start-up phase of merit-order dispatching in order to monitor the wholesale electricity market and the dispatching service market, for the promotion of competition and protection of the interests of users and consumers. The measure contains new instructions for the exercise by GME and GRTN of the activity that involves the gathering, organisation, processing and analytical description of data on the energy market for the calculation of various indices, which allow the Authority to carry on this activity effectively.

With resolution 176/05, the Authority also laid down certain reporting requirements for GRTN and the pivotal operators so that it can gain data and information to help it evaluate from a prospective point of view the market leverage potentially held by ENEL and Endesa, as well as their interest in exercising it, with reference to the period 2006-2008.

To close this consultation phase, the Authority issued resolution 212/05 which defined measures for the promotion of competition in the wholesale power market for the year 2006, aimed at the pivotal operators (ENEL and Endesa). The mechanism introduced lays down that if the pivotal operators do not conclude by November 15, 2005 "contracts with option-less coverage" with selected counterparties by means of non-discriminatory procedures for the amount of hourly production capacity for which they are able to determine the market price, hour by hour, which regulates the transfer of virtual production capacity (Virtual Power Plant).

ENEL has appealed against this measure. The injunction passed by the Lombardy Regional Administrative Tribunal (TAR)was in turn suspended by the Council of State.

ENEL then initiated procedures for auctioning off virtual capacity in accordance with the resolution.

Provisions concerning dispatching

With resolution 283/04, the Authority approved Version 3.0 of the Rules for Merit-Order Dispatching which took effect on January 1, 2005, amended after consultation with operators in view of the start-up of Phase 3 of Sistema Italia 2004.
With resolution 137/05 the Authority approved the standard contract formats for the electricity dispatching service for injection and withdrawal points, as proposed by GRTN as part of the rules.

With resolution 228/05, the Authority approved the update of document "Rules for Merit-Order Dispatching V. 3.1", as amended by GRTN, to ensure that the programmes that result from the planning phase of the market for dispatching services takes into consideration the restrictions of the production plants, during the upload and download stages.

With resolution 226/05 the Authority established the contents of electricity transmission and dispatching services on the national grid for the purpose of regulating the activities relating to this service from November 1, 2005.
From this date, implementing the decree of the President of the Council of Ministers of May 11, 2004, GRTN S.p.A. transferred to Terna S.p.A. the activities and all assets and liabilities relating to the running of the national grid. GRTN only retains the rights and obligations relating to the buying and selling of electricity as per art. 3.12 of Decree 79/99, management of the incentive mechanisms for renewable sources as per art. 11 of the same decree, as well as the mechanisms mentioned in Decree 387/03 for the part that concerns it.
This resolution also provides for application, from the same date, of the Transmission and Dispatching Code proposed by GRTN and approved by the Authority with resolution 79/05.

During 2005, the Authority amended and integrated the provisions of resolution 168/03 of interest to users of injection and withdrawal dispatching:

- with resolution 97/05, with reference to the regulation of balancing fees in relation to the case of re-entry into service of production plant after stoppages for maintenance purposes;
- in order to introduce the resource known as "system security energy storage" among the types of resources defined in accordance with art. 8.2, letter a) for the procurement of GRTN for the dispatching service, for the resolution of problems inherent to power dispatching on the network and to guarantee adequate minimum levels of output during low load times of day. All particularly large production and pumping units identified by GRTN (resolution 175/05) are authorised to supply this resource;
- after a long consultation process regarding the modification of the effective out-of-balance fees and the definition of transitional provisions for 2006 (resolution 293/05) The Authority did in fact decide that following the outcome of the application of the transitional rules for out-of-balance fees in 2005 to non-relevant consumption units, it was opportune that the same structure of out-of-balance fees should be applied to both non-relevant consumption units and non-relevant production units. As regards the methods of registering electricity purchase and sale contracts for the purpose of their execution as part of the dispatching service, the subject of this consultation, the Authority instead decided to postpone to a later measure the introduction in resolution 168/03 of the amendments relating to the system of registering forward purchases and sales.

The Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatching priority of renewable source production plants when the national power system risks going into overload, for the resolution of the

problems encountered by these plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them (resolution 138/05).
GRTN highlighted the need to cope with these problems, at least until such time that the power grid is reinforced in certain places, defining maximum limits per zone for the amount of electricity injected by renewable source production units and transitional measures to control the overall level of energy produced from renewable sources.
Such measures would be useful for the protection of network security and to minimise operating costs.

Lastly, with resolution 213/05, the Authority defined conditions for the procurement of further interruptibility resources for the security of the national grid with a total interruptibility capacity "without notice" up to 210 MW, needed because of the recent introduction of a new interconnection line with Switzerland (San Fiorano - Robbia), which has led to a considerable increase in imports into the country.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market

On November 25, 2004 the Sole Buyer launched an initial selection of counterparties for the stipulation of differential contracts (i.e. price hedging contracts) for 2005. This ended without any assignment being made as the bids did not permit the hedge cover required After making some changes to the contractual variables and to the assignment procedures, the Sole Buyer then launched two more auctions. Note that the differential contracts for 2005 are exclusively financial, being a type of insurance against the Sole Buyer's risk of having to buy energy at high prices on the Power Exchange. In fact, with these contracts, in exchange for the payment of an insurance premium, the Sole Buyer obtains from the producers guaranteed receipt of the difference between the market price (PUN or reference price) and differentiated strike prices depending on the type of contract chosen (coal, oil, gas) when the PUN is higher than the strike price.

As regards procurement for 2006, the Sole Buyer has announced a first auction for so-called "two-way" differential contracts (similar to swaps: a fixed price is exchanged for a variable price) on October 28, 2005 (a base load-type product) and a second auction (peak-type product) on November 14, having as a point of reference the hedge for prices in the macrozone made up of the "Centre North, Centre South, South, Calabria, Sicily and Sardinia".

Lastly, we would point out that Terna has published the results of the CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity), base load-type and peak load-type with an annual validity relating to 2006.

Other measures

On June 25, 2004 the Ministry of Productive Activities issued a decree that approved an emergency procedure to cope with the lack of coverage of the natural gas requirement in the event of bad weather conditions. It establishes dispatching rules to be followed when there is limited availability of natural gas due to some climatic emergency, identifying those responsible for implementing them.
The Technical Committee activated this procedure following the exceptional cold spell that hit the country at the end of February 2005, which led to an increase in consumption, especially in the civil sector, estimated at around 10-12% compared with the yearly average. On Monday, February 28, the system went into the "Alfa alarm" stage and it was only fifteen days later that, thanks to an improvement in the weather conditions, the Ministry of Productive Activities, with the consent of the Technical Committee, declared the emergency over.

With decree of December 12, 2005, the Ministry of Productive Activities approved the updating of the procedure to adapt it to the experience gained during the thermal cycle in the winter of 2004-2005.
Phases 2 and 3 foreseen by the emergency procedure indicated in this new decree were activated in January 2006, considering the potentially critical situation in the supply of gas for cover the national requirement (because of the increase in gas consumption in the thermoelectric area due to high demand for civil uses caused by cold weather and an increase in electricity exports): it was therefore decided to suspend gas consumption by interruptible customers and to activate the thermoelectric and industrial plants that can use fuel oil compatible with environmental regulations.

On February 9, 2005, the Competition and Market (or "Anti-Trust") Authority and the Authority for Electricity and Gas closed their joint enquiry into the state of the process of deregulation of the electricity sector. The results of the enquiry indicated that, as far as the national supply of electricity is concerned, the selling off of the Gencos had still not gone far enough to create operators that could genuinely compete with the dominant operator. There are therefore pressures limiting the growth in competition both in the wholesale electricity market (which could be subdivided into four zones) and in the market for dispatching services. However, the introduction of market mechanisms such as the Power Exchange should foster a more competitive structure and a reduction in prices in the medium term. The two Authorities also suggest implementing certain measures to encourage more competition in the market, both as regards the structure of the energy supply, and as regards the functioning of the market and the structure of demand.

Quantitative data

(million kWh)	*2005*	*2004*	*Change*	*% 05/04*
SOURCES				
AEM				
Net production	**7,908**	**9,370**	**(1,462)**	***-15.6%***
. Thermoelectric	2,135	2,687	(552)	*-20.5%*
. Hydroelectric	1,317	1,645	(328)	*-19.9%*
. From Edipower plants	4,456	5,038	(582)	*-11.6%*
Purchases from others producers (1)	1,781	1,336	445	*33.3%*
Total sources of funds - AEM	9,689	10,706	(1,017)	*-9.5%*
Edison (2)				
Net production	**6,232**			
. Thermoelectric	4,288			
. Hydroelectric	286			
. Wind power	61			
. From Edipower plants	1,597			
Purchases and exchanges from others producers	804			
Total sources of funds - Edison	7,036			
TOTAL SOURCES	**16,725**	**10,706**	**6,019**	***ns***
Applications				
AEM				
Sales to eligible customers and wholesalers	5,966	6,147	(181)	*-2.9%*
Sales on the Power Exchange	3,652	2,428	1,224	*50.4%*
Sales to captive customers The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN	0	2,131	(2,131)	*-100.0%*
Export	71	0	71	
Total applications - AEM	9,689	10,706	(1,018)	*-9.5%*
Edison (2)				
Sales to eligible customers and wholesalers	3,529			
Sales on the Power Exchange	618			
CIP-6 dedicated production	2,814			
Export	75			
Total applications - Edison	7,036			
TOTAL APPLICATIONS	**16,725**	**10,706**	**6,019**	***ns***

(1) Excludes purchases by the Sole Buyer for the captive market
(2) 50% of the figures for the period 10.01.05 - 12.31.05.
(3) Relating to the period 01.01.04 - 03.31.04 prior to the appearance of the Sole Buyer

In 2005, the Group's total electricity output came to 14.140 GWh, to which has to be added purchases of 2.585 GWh, for a total availability of 16,725 GWh. These figures include AEM's share (50%) of the plants and purchases of Edison for the last quarter of the year, the period when TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group.

The availability of electricity was allocated as follows: 9,495 GWh for sale to eligible end-customers, wholesalers and traders, 4,270 GWh for sale on the Power Exchange, 2.814 GWh for sale to GRTN relating to Edison CIP-6 production plant and 146 GWh for sales abroad.

Given the lack of consistency with the previous year caused by the inclusion of 50% of the TdE/Edison Group (Delmi Group) in the scope of consolidation, the comments on the variances compared with 2004 will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The reduction in the thermoelectric output from AEM's power stations was 20.5% due mainly to stoppages for maintenance and the unplanned lack of availability of the Cassano d'Adda plant. Hydroelectric power generation declined by 19%, due to lower rainfall during the period. The output from Edipower's plants contractualised by AEM Trading went down by 11.5% due to maintenance stoppages and the suspension of production at the Brindisi plant for environmental problems on the part of the coal bunker that serves the power station. The plant was reactivated in October 2005.

The lower output levels were partly offset by higher purchases (+33.3%). The main procurement source was the Power Exchange with 946 GWh, followed by purchases from other national operators with 272 GWh (including withdrawals for negative imbalances) and imports for 190 GWh. The figure also includes 354 GWh (237 GWh in 2004) for purchases of electricity on foreign markets for sale on those same markets.

With reference to the destinations, from April 1, 2004 this sector no longer provides electricity for the captive customers supplied by AEM Elettricità. This item therefore has a zero balance in 2005, whereas in 2004 there was a balance of 2,131 GWh for supplies in the first quarter of the year. Sales on the Power Exchange has increased by more than 50% to 3,652 GWh, while direct sales to eligible end-customers have fallen by around 3% to 5,966 GWh. Sales on foreign markets were also made during the year for 71 GWh.

Relevant events

The main events during the year concerning the Electricity segment were as follows:

- In November, the new unit at AEM SpA's Cassano d'Adda power station was run in parallel for the first time with a power of 380 MW, while most of the testing work was done in December. This unit should enter production in the first quarter of 2006.

- Following the partial refurbishment of the hydroelectric plant at Premadio/Fraele in Valtellina (235 MW) owned by AEM S.p.A., it was awarded the qualification as a Plant Fed by Renewable Energy Sources, with the attribution of green certificates for a significant part of the energy produced.

- Edison's thermoelectric plant at Candela in the province of Foggia was inaugurated on October 24, 2005. This new 380 MW plant is the most efficient and eco-compatible in Italy. The first in the whole of Italy, the Candela plant uses as one of its fuels a mixture of "lean" gas, with a low calorific power, extracted from methane deposits in the area, which are also owned by Edison, making it possible to exploit a local energy resource that could not otherwise by used. The Candela plant uses a natural gas-fed cogenerative combined cycle which makes it possible to achieve a yield of more than 56% (compared with 37% for a traditional power station) with a minimal impact on the environment. Edison has signed an agreement to supply power and heat to the Ciccolella Group, the European leader in the field of floriculture, which will build around 150 acres of greenhouses beside the power station. This agreement, which is the first of its kind in Europe, plans to use the energy and heat produced by the plant to heat the greenhouses, reducing energy consumption practically to zero for the same amount of fuel. The yield of the power plant/greenhouse system will be as high as 80%, resulting in significant energy savings in line with the principles of the Kyoto Protocol.

- In December 2005, testing was successfully completed for the new CCGT (788 MW + 49 MW of post-combustion) at Edipower's Piacenza plant, which will enter production at the beginning of 2006. In the same month, Edipower obtained authorisation to build an 840 MW combined-cycle plant at Turbigo, with construction work starting on schedule.

Income statement

Millions of euro	*2005*	*2004*	*Change*
Revenues	1,654	822	832
Gross profit from operations	443	260	183
% of revenues	*26.8%*	*31.6%*	
Amortisation, depreciation and provisions	(187)	(101)	(86)
Profit from operations	256	159	97
% of revenues	*15.5%*	*19.3%*	
Capital expenditure	211	142	69

In 2005, considering AEM's portion of the TdE/Edison Group (Delmi Group) only for the last quarter of the year, the revenues of the Electricity segment came to 1,654 million euro, with a gross profit from operations of 44 million euro, which after amortisation, depreciation and provisions of 187 million euro, came to a profit from operations of 256 million euro.

Considering the fact that the scope of consolidation in 2005 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2004.

Millions of euro	AEM (1)		EDIPOWER (2)		EDISON (3)		Eliminations		ELECTRICITY	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*
Revenues	868	788	215	197	789		(218)	(163)	1,654	822
Gross profit from operations	233	170	78	90	132				443	260
% of revenues	*26.8%*	*21.6%*	*36.3%*	*45.7%*	*16.7%*				*26.8%*	*31.6%*
Amortisation, depreciation and provisions	(34)	(40)	(52)	(61)	(101)				(187)	(101)
Profit from operations	199	130	26	29	31				256	159
% of revenues	*22.9%*	*16.5%*	*12.1%*	*14.7%*	*3.9%*				*15.5%*	*19.3%*
Capital expenditure	70	83	37	59	104				211	142

(1) Includes the Production Division of AEM S.p.A. and the Electricity Divisions of AEM Trading S.r.l. and AEM Energia S.p.A.

(2) Relating only to the 20% consolidated directly by AEM S.p.A.

(3) Electricity Division of the TdE/Edison Group excluding the transmission activity. Consolidated 50% for the period 10.01.05 - 12.31.05.

AEM

Despite a 10% reduction in quantities sold compared with the previous year, net revenues have gone from 788 million euro to 868 million euro, with an increase of 10%. This is mainly thanks to the rise in average prices for the electricity sold, as it was possible to pass on higher fuel costs.

Revenues include, among other things, 18.6 million euro of excess green certificates with validity 2005, available for sale during the course of first quarter 2006 and 18.6 million euro received from the Electricity Sector Equalisation Fund to offset the tax on hydroelectric yield paid on account for 2001.

The gross profit from operations amounted to 233 million euro, more than 37% up on 170 million euro the previous year. Gross profit from operations has also improved as a percentage of sales compared with 2004, rising from 21.6% to 26.8%.

The increase in gross profit from operations is due to:

- better margins on the electricity sold for 21 million euro, thanks to a more favourable sales/procurement mix;

- a reduction in tolling costs from Edipower for 5 million euro;

- the contribution made by green certificates of 21.5 million euro;

- the booking as additional revenues, as required by IFRS, of the fair value of the one-way differential contracts stipulated with the Sole Buyer for 4 million euro, and which despite being an economic hedge, are not considered IAS compliant;

- higher net out-of-period income of 12 million euro, mainly to do with the reimbursement for equalisation of the tax on hydroelectric yield paid in 2001.

Amortisation, depreciation and provisions have gone from 40 to 34 million euro, for the joint effect of higher depreciation of 6 million euro due to the coming into service of new investments (including the New Viola Canal) and lower provisions for 12 million euro, mainly due to the presence in previous years of provisions for litigation relating to resolution 20/04.

The profit from operations has therefore gone from 130 million euro to 199 million euro, with an increase of 53.1%, which is 22.9% of total revenues (16.5% in 2004).

Capital expenditure amounted to 70 million euro and concerned:

- for 33 million euro, the hydroelectric plants, mainly those at Braulio, Stazzona, Grosio and Grosotto, continuing the works to boost the Premadio plant, installation of new control panels at the San Giacomo dam and in the Conca Fallata district of Milan, consolidation work on the San Giacomo dam and on the forced conduit at Grosotto, as well as the completion of expenditure on the new Viola Canal;

- for 37 million euro, the thermoelectric plants, which mainly involved the construction of the new 380 MW no. 6 Group at the Cassano d'Adda plant and the purchase of new low NOX emission burners for the two 380 MW groups at the same plant.

Edipower

The total volume of electricity produced by Edipower in 2005 amounted to 22,800 GWh, with a reduction of 10.4% compared with the previous year, mainly due to stoppages for extraordinary maintenance, the forced stoppage of the Brindisi plant and low rainfall in the case of certain hydroelectric plants.

The reduction in gross profit from operations was also affected by the fact that there was a certain amount of non-recurring income in the previous year and higher out-of-period income.

The writedowns of certain portions of the plants involved in repowering were also charged in 2004.

The project of transformation and repowering of plants continued during the year and this involved an investment of 193 million euro. In particular, work on the new combined cycle at the Piacenza plant was terminated with the completion of testing and the start of the trial run in December; changes were made to the coal logistics at the Brindisi plant so that the production could be restarted. In addition, construction work commenced during 2005 on the new 800 MW combined cycle at the Turbigo plant; on-site work also began on the partial refurbishment of the no. 1 and 2 generating units at the Mese Power Station (phase 1).

TdE/Edison (Delmi Group)

In the last quarter of the year, the part of the Electricity Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 789 million euro, with a gross profit from operations of 132 million euro.

Profit from operations, after amortisation, depreciation and provisions of 101 million euro, came to 31 million euro.

During the period under consideration, the portion of capital expenditure pertaining to AEM was 104 million euro (including Edison's portion of Edipower's investments, equal to 15 million euro), which concerned:

- in the thermoelectric field, ongoing investment in the 800 MW plants at Torviscosa (UD) and Simeri Crichi (CZ) and for the rest, the completion of the 380 MW plant at Candela (FG) and the 800 MW plant at Altomonte (CS) which entered production in December;
- in the field of wind power, completion of the "San Bartolomeo Wind Park" (16 MW) in the Municipality of Ripabottoni (CB) which entered service in December 2005.

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market. It also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l. and AEM Energia S.p.A., Serenissima Energia S.r.l., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.) it also includes the AEM Group's portion of the activities carried on in the Hydrocarbons segment of the TdE/Edison Group (Delmi Group) and Plurigas S.p.A.

In particular, the companies or activities represented by this segment concern:

<u>AEM S.p.A. and its subsidiaries</u>

- **The Gas Division of AEM Trading S.r.l.** It handles the purchases of gas needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it handles the dispatching of the electricity produced, as well as the requirements of AEM Energia S.p.A. for its sale of gas.

- **The Gas Division of AEM Energia S.p.A.** It sells gas to end-customers.

- **Serenissima Energia S.r.l.** It is involved in selling gas to end-customers in the Triveneto area.

- **The Heat Division of AEM Gas S.p.A.** It is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A.

- **AEM Calore & Servizi S.p.A.** It is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services. It also carries on an activity in the field of facility management services, which has become marginal following the sale of the national division to Cofathec on 1 April 2005.

<u>Companies consolidated on a proportional basis</u>

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).**The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% (just for the last quarter of the year) and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Storage S.p.A., respectively, which have been included in the Networks and Organised Markets segment.

- **Plurigas S.p.A.** The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., AMGA S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

SALES DIVISION

Tariff regime

The DPCM (Decree of the President of the Council of Ministers) of October 31, 2002 delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer".

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution 138/03 (partly amended with resolution 27/04). The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time.
The Authority reserves the right to verify the level of competition within the market, with a view to revoking or modifying the obligation for sellers to offer the economic conditions defined in this provision: the procedure relating to this revision was initiated with resolution 48/05.

Resolution 44/04 defined, for the period from April 1, 2004 – March 31, 2005, the value of the stocking tariff element in the economic conditions for the supply of natural gas foreseen in no resolution 138/03. As regards the supply conditions as per resolution 138/03 for the period October 1, 2004 - September 30, 2005, resolution 154/04 defined the average fee for transport capacity on the national network for allocations at the points of entry to the national gas pipeline network.

Lastly, after a brief consultation and a request for information from the gas importers with resolution 188/04 (which the TAR has partially annulled), the Authority issued resolution 248/04 with which it changed method for the quarterly update of the raw material component of the gas supply conditions, in accordance with resolution 195/02 (with particular reference to the basket of fuels used as a benchmark and the insertion of a protection clause).
The operators appealed against these changes to the Lombardy TAR, which at first agreed to their request for the measure to be suspended and then accepted the recourse, cancelling resolution 248/05.
The Authority appealed to the Council of State against this cancellation.

Given the fact that the motivations for the TAR's decision question the Authority's regulatory powers, it also decided to send a report to Parliament and the Government with which it hoped for an intervention *ad adiuvandum* on the part of the Government in the appeal process; it also mentioned that a parallel legislative intervention would be opportune to reiterate that the recent law reforming the energy system (Law 239/04) did not limit the Authority's regulatory powers.
Following the Authority appeal, in October the Council of State suspended on a cautionary basis the TAR's sentence that cancelled resolution 248/05 as requested by Hear Trading.

With resolution 298/05, which updated the economic conditions for natural gas supplies for the January-March 2006 quarter , the Authority ratified the amendment to the mechanisms for updating the raw material cost component previously introduced with resolution 248/04 (even if legal proceedings are still not over), recalculating the reference price index for the whole of 2005.
Until such time that the Council of State passes judgement, the Authority reserves the right to lay down the methods by which sales operators are to carry out the equalisation calculations for consumption in 2005 by applying the updating mechanisms established in resolution 248/04 instead of resolution 195/02.
Certain operators and trade associations, including Federutility, have appealed against resolution 298/05, asking for it to be cancelled; with sentence dated January 31, 2006, the Lombardy TAR accepted the request that the resolution should be suspended.

The Authority began proceedings against Plurigas, ENI, ENEL, Energia Spa and Dalmine Energie, which refused to provide any of the information requested in May - in accordance with the provisions of resolution 188/04 which the Authority does not consider cancelled - relating to average monthly purchase prices on a FOB basis in the period October 2002 - September 2004.

Lastly, given the high prices of energy raw materials on international markets and their incidence above all on the consumer gas market, on July 1 the Ministry of Productive Activities issued a decree to set up a specific commission of enquiry.

Regulation of the service

The Authority has launched an enquiry into the sale of natural gas to end-customers, with particular reference to the methods used by those authorised sellers to win new customers or to win back customers previously transferred to another seller.
As part of this enquiry, the Authority also intends to ascertain the existence of barriers raised by the distributors to obstruct end-customers wanting to transfer to a company other than the authorised seller associated with or controlled by the distributor.

In November, the Authority launched a consultation on the regulation of the quality of telephone services in the electricity and gas sectors. The Authority's proposals contained in the document in question concern in particular:

- an integration of the current rules regarding the monitoring of the telephone services by introducing a series of indicators for waiting times;
- launch of a regulatory intervention on aspects such as the technical and organisational characteristics of call centres and the level of customer satisfaction.

Lastly, the Authority began a process to draw up measures designed to identify a single obligatory national standard for communications between natural gas distributors and sellers, to be applied in the provision of the services foreseen in resolution 168/04 regarding the

technical and commercial quality of the gas services and for replacing the seller in the procurement of gas.

TRADING DIVISION

Transport and regasification tariffs for the first and second regulatory period

In application of resolution 120/01, with resolution 113/04 and 114/04, the Authority approved the fee tariff proposals for thermal year 2004-2005 relating to the fees for:
- the transport and dispatching of natural gas;
- the use of LNG terminals.

With resolution 178/05 the Authority defined the criteria for setting natural gas distribution tariffs in the second regulatory period (which will last for three years). The new regulations amend and integrate the rules laid down in resolution 120/01 for the first regulatory period, bearing in mind, among other things, the outcome of the consultation carried out on this topic from June 20, 2005 (resolution 178/05).

In implementation of this measure, the Authority rejected the tariff proposal presented by GNL Italy S.p.A. and set the tariffs for the natural gas regasification service, which will have to be applied for thermal year 2005 – 2006 (resolution 197/05).

With the start of the second regulatory period, the Authority approved the criteria for determining the tariffs for transporting natural gas on the national and regional gas-pipeline networks for the period October 1, 2005 – September 30, 2009 (resolution 166/05).

With subsequent resolutions 179/05 and 204/05, the Authority:
- approved the tariff proposals presented by the transport companies Società Gasdotti Italia S.p.A., Snam Rete Gas S.p.A., Retragas S.r.l., Comunità Montana della Valtellina di Sondrio, and fixed the tariffs for Netenergy Service S.r.l for the thermal period 2005-2006;
- approved the proposals concerning the entry and exit points from the national gas pipeline network presented by the principal transport company.

With resolution 204/05, the Authority also modified the proposed tariff of Snam Rete Gas, but only for the number of days of maximum interruption for the annual interruptible service (from 60 to 50 days).

measures regarding gas distribution tariffs, in particular:
- the definition of a measurement fee for each redelivery point;
- the determination of tariffs and capacity transfers in points of injection to the national network of gas pipelines interconnected with countries abroad for periods of less than one year;
- the definition of incentives for the interruptible market in connection with the interruptibility service provided to the system;
- verification of the need to define a fee for the pressure service relating to the provision of an above-standard performance as defined in the Network Code;
- a possible review of the updating mechanism foreseen for the costs incurred by the transport firm for compression and network losses.

With resolution 297/05, from January 1, 2006, the Authority provided for an increase in the number of components making up the gas transport tariffs, so as to raise the quantity of

interruptible supplies by increasing the related incentives. The need to increase the interruptibility of supplies was in fact pointed out by the "Natural Gas Commission" set up by the Ministry of Productive Activities.

Conditions for access to the regasification service

With resolution 184/04, the Authority approved the rules contained in the "Conditions for access to the regasification service for thermal year 2004-2005" prepared by GNL Italia S.p.A. (hereafter GNL Italia), subject to the introduction of some changes of a substantial nature.

Pursuant to art. 24.5 of Decree 164/00, to complete the series of rules to guarantee access by third parties to the infrastructures (those for the transport and distribution networks and storage plants) have in fact already been published, with resolution 167/05 the Authority defined the system of guarantees for access to the regasification service for liquid natural gas imported by ship (procedures designed to establish the contractual relationship between the regasification company and users - identification of the user to which access to the service has to be conceded - and to determine the regasification capacity for the purposes of the contract) and for the provision of the related services (the general contractual conditions that the company is required to stipulate with applicants).

Other measures

With resolution 6/05 the Authority laid down that for delivery points where users take a commitment to make withdrawals prevalently during periods of lower market demand (the off-peak period, defined as the period of the year between May 1 and October 31) and the users maintain this commitment, the transport company has to award them a 30% reduction in the regional capacity fee.

With resolution 41/05, the Authority modified the rules governing the balancing fees of the gas system as mentioned in resolution 137/02, with particular reference to the variance fees, in proportion to the difference between the capacity used and the daily capacity granted, for each user (of the transport network) and for each delivery or redelivery point. In particular, it is recognised that there is an exemption from the calculation of variance fees for those who supply natural gas for the substitute service by means of gas bottle trucks (the users of the transport network) only in cases of intervention on the transport and distribution networks due to an emergency and/or requirements of the related systems.

With resolution 68/05 the Authority approved the proposals made by Snam Rete Gas for updating the "Contract for the use of the system for trading/selling gas at the virtual trading point" ("Contract") and the document "System for trading/selling gas at the virtual trading point – module VTP" ("Manual").
The Contract and the Manual constitute the rules of the secondary market for natural gas, defined by Snam and previously approved in full by the Authority (with certain amendments and integrations adopted with resolution 180/04).
In this way the Authority managed to arrange for procedures for the sale and trading of capacity and natural gas through an on-line platform, the first of the interventions identified in resolution 22/04 (*Instructions regarding the regulated capacity and gas market as per art. 13 of resolution 137/02 issued by the Authority for Electricity and Gas on July 17, 2002*) with a view to gradually defining rules to govern the regulated capacity and gas market.

Following the end of the consultation on regulation of the higher calorific value of natural gas, the Authority for Electricity and Gas issued resolution 185/05 which defines new general

rules for the quality of gas to reinforce the protection of end-customers. The new instructions are aimed at transport companies (except for distributors), production companies, import companies, storage companies and other firms that handle liquid (or liquefied) natural gas (LNG).
Measurement of the GCV guarantees that the consumer will always pay the same energy potential per cubic metre of gas; nine other gas quality parameters that have to be measured by the transport firm were also defined. Certain specifications have to be complied with before the gas can be input into the networks.

With resolution190/05 and 268/05, the Authority approved the amendments to the Network Code presented by Snam in accordance with art. 29 of resolution 138/04. This lays down that gas transport companies have to present to the Authority proposals for changes to the capacity transfer rules for its own Network Code, so that by the start of thermal year 2005-2006:

- capacity transfers at the redelivery points of the transport system are effective starting from any day of the month;
- the period of time between the deadline for presentation of the request and the start of the capacity transfer is reduced to a minimum.

The rules were also updated for the following profiles:

- identification of the costs incurred by the user for an alternative transport service, which should be reimbursed by the transport company;
- the presence of an owner of the measurement equipment interested in having an existing redelivery point closed;
- the possibility for the transport company to access the new type of regulation and measurement cabin "at any moment in time", wherever independent access is impossible;
- updating the methods of determining the connection contribution.

The Authority has initiated a process to amend and integrate resolution 137/02 on transfers of transport capacity and the adoption and updating of network codes for the transport of natural gas, as certain norms were found to be incompatible with market needs.

In November, the Authority distributed a consultation document to define the methods of preparing and updating gas transport codes that envisage the participation of users by setting up a specific Consultation Committee, in this way bringing the transport rules into line with those for the adoption and updating of codes for the storage and regasification of liquefied natural gas (LNG).

With resolution 274/05, the Authority asked transport and storage companies for information needed to identify those operators that compromised service standards in March 2005 by not complying with the storage instructions. In fact, in the first few months of thermal year 2004-2005, the gas importation capacity used was lower than the quantity requested, while at the same time withdrawals from storage were higher than expected, given the state of the weather at that time of year. As a result, all of the gas injected by the operators was used up and recourse had to be made to the country's strategic stores.

'With resolution 37/05, the Authority initiated the process for the creation of measures concerning the determination of modulation obligations, in accordance with art. 18.2 of Decree 164/00. This article lays down that those involved in sales activities have to offer customers who found themselves in the condition of being an ineligible customer at December 31, 2002 "the availability of a seasonal and seasonal/daily peak-time modulation service that is adequate for the demand of a year with an extremely cold winter as happens

every 20 years or so" and, at para. 2, that the Authority "determines the modulation obligations for the seasonal peak period of the subsequent year for each municipality according to its climate".

In December, the Authority then distributed a consultation document to explain the criteria and proposals relating to:

- the method for determining the storage capacities needed to service seasonal and peak modulation;
- the methods by which storage companies have to confer storage capacities.

The proposals are based on the results of a study carried out by CESI, which makes forecasts regarding seasonal consumption and daily consumption by domestic customers in the event of an averagely cold winter and a particularly cold winter as takes place every twenty years or so.

HEAT DIVISION

With resolution 256/05, the Authority again revised the standard agreement attached to regulation 34/05 for the withdrawal of electricity between plant owners that have had recognised the method of selling the energy produced directly to the entities that manage the networks to which they are attached.
The Authority did in fact consider it opportune to award the price foreseen in art. 4.3.a) to the owners of cogeneration plants also for the first part of the year, providing the plant satisfies the definition of cogeneration contained in resolution 42/02 based on actual operating data for the period in question.

With resolution 296/05, pursuant to art. 3.1 of resolution 42/02 and to take account of the technological evolution of the sector, the Authority updated the reference parameters for recognition of the combined production of heat and electricity as cogeneration in effect up to December 31, 2005.

Art. 1.71, of Law 239/2004 (the "Marzano Law") lays down that "green certificates in accordance with art. 11 of Decree 79/1999 and subsequent amendments are to be issued" also "for the electricity produced using hydrogen and the energy produced in static plants with the use of hydrogen or with fuel cells, as well as electricity produced by cogeneration plants linked to district heating, only to the extent of the thermal energy effectively used for district heating."

With decree of October 24, 2005 "Directives to regulate the issuance of green certificates for energy produced in accordance with art. 1.71 of Law 239/2004 (published in the Official Gazette of November 14, 2005, Ordinary Supplement 184)", the Ministry of Productive Activities issued directives to regulate the issuance of such certificates.
The incentive can only be obtained by those plants that entered production following new construction after September 28, 2004 (if the plant is cogenerative, also plants that were reactivated after that date, after total or partial refurbishment or after creating a new network with an existing plant).
Electricity production has a right to green certificates for a period of eight consecutive years starting from the date that the plant enters commercial service, net of stoppages caused by calamitous events declared as such by the competent authorities.
For the certificates to be issued, the owner of the production units has to present to GRTN (now GSE - Gestore del Sistema Elettrico) a request for recognition of the right to receive green certificates. GSE issues green certificates once it has verified the information provided on this occasion.

With the second decree issued on the same date, the Ministry made certain amendments updating the previous directives laid down in DM 11/11/1999 (integrated and amended by DM 3/18/2002) to encourage the production of electricity from renewable sources in accordance with art. 11.5 of Decree 79/99.

Quantitative data

(millions of m3)	*2005*	*2004*	*Change*	*% 05/04*
SOURCES				
AEM				
Acquisition *				
. From Plurigas	1,040	1,038	2	0.2%
. From third parties	128	88	40	45.5%
Total sources of funds - AEM	1,168	1,126	42	3.7%
Edison (1)				
Net production	**152**			
. Italy	106			
. Abroad	46			
Acquisition *	1,820			
Total sources of funds - Edison	1,972			
TOTAL SOURCES	**3,140**	**1,126**		

* net of losses

APPLICATIONS				
AEM				
Sales to end-customers	1,115	1,112	3	0.3%
Wholesale	53	14	39	278.6%
Total applications - AEM	1,168	1,126	42	3.7%
Edison (1)				
Sales to end-customers	919			
Sales to thermoelectric plants	1,053			
Total applications - Edison	1,972			
TOTAL APPLICATIONS	**3,140**	**1,126**		

(1) 50% of the figures for the period 10.01.05 - 12.31.05.

In 2005, the total quantity of gas sold came to 3,140 million cubic metres, including 152 million cubic metres from production activity. These figures also include AEM's share (50%) of the production and purchases of Edison for the last quarter of the year, the period when TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group.
The available gas was allocated as follows: 2,087 million cubic metres for sales to end-customers and wholesale deliveries and 1,053 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

Given the lack of consistency with the previous year caused by the inclusion of 50% of the TdE/Edison Group (Delmi Group) in the scope of consolidation, the comments on the variances compared with 2004 will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The total volumes handled by AEM S.p.A. and its subsidiaries in 2005 amounted to 1,168 million cubic metres, an increase of 37% compared with the previous year. This increase is due to higher sales in the wholesale sector, for 39 million cubic metres. Sales to end-customers, on the other hand, are substantially unchanged in 2005 at 1,115 million cubic metres (+0.3% on 2004). As in the previous year, the main supplier was the associate Plurigas with 1,040 million cubic metres supplied.

As regards quantitative data, the cogeneration plants owned by AEM Gas produced 100 GWh of electricity (86 GWh in 2004).

The volumes of heat sold concerned sales of 429 million thermal kWh (350 million thermal kWh at December 31, 2004) to customers of the district heating service.

Relevant events

The main events during the year concerning the Gas and Heat segment were as follows:

- On April 1, 2005 the "national area" of AEM Calore & Servizi, which operates in the field of heat and facility management services in areas outside the metropolitan area of Milan was sold to Cofathec Servizi S.p.A. This transaction generated a gain of 6.6 thousand euro.

- in the first few months of the year, the cogeneration plant at Novate Milanese was tested and put into service for the combined production of electricity and heat;

- in Lecce, on November 4, 2005, the Italian Minister of Productive Activities and the Greek Minister of Development, in the presence of the Turkish Energy Minister, signed an Intergovernment Agreement between Italy and Greece, which constitutes the fundamental starting point for the construction of the IGI Italy-Greece Natural Gas Pipeline, which Edison is developing together with DEPA, the Greek state company operating in the gas sector.
  Thanks to the collaboration of Botas, the Turkish state gas company, the IGI gas pipeline will link up with Turkey's gas network, making it possible for Italy to import gas from the Caspian Sea and the Middle East, where more than 20% of the world's gas reserves are to be found, effectively connecting the Italian network with the Greek and Turkish networks. The pipeline, which will come into service in 2010 with a transport capacity of 8 billion cubic metres per year, will be 800 Km long, of which 600 Km in Greek territory and 200 Km underwater between the Greek coast and Puglia. The pipeline will not have any impact on the environment, as it will not generate emissions into the atmosphere or discharges into the sea, and practically no visual impact whatsoever.
  The European Union has also declared itself in favour of this project, which will allow Italy to diversify its sources of natural gas, at the same time raising its level of safety and competitiveness. Indeed, the EU has included it in one of the five priority development axes of the trans-European energy system and helped to finance the project's technical and economic studies.

Millions of euro	*2005*	*2004*	*Change*
Revenues	1,180	592	588
Gross profit from operations	115	59	56
% of revenues	*9.7%*	*10.0%*	
Amortisation, depreciation and provisions	(33)	(12)	(21)
Profit from operations	82	47	35
% of revenues	*6.9%*	*7.9%*	
Capital expenditure	38	11	27

In 2005, considering AEM's portion of the TdE/Edison Group (Delmi Group) only for the last quarter of the year, the revenues of the Gas and Heat segment came to 1,180 million euro, with a gross profit from operations of 115 million euro, which after amortisation, depreciation and provisions of 33 million euro, came to a profit from operations of 82 million euro.

Also for the Gas and Heat segment, considering the fact that the scope of consolidation in 2005 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2004.

Millions of euro	AEM (1)		PLURIGAS (2)		EDISON (3)		Eliminations		GAS AND HEAT	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*
Revenues	561	501	293	264	542		(216)	(173)	1,180	592
Gross profit from operations	57	47	16	12	42				115	59
% of revenues	*10.2%*	*9.4%*	*5.5%*	*4.5%*	*7.7%*				*9.7%*	*10.0%*
Amortisation, depreciation and provisions	(10)	(9)	(1)	(3)	(22)				(33)	(12)
Profit from operations	47	38	15	9	20				82	47
% of revenues	*8.4%*	*7.6%*	*5.1%*	*3.4%*	*3.7%*				*6.9%*	*7.9%*
Capital expenditure	20	11	0	0	18				38	11

(1) it includes Gas Division of AEM Trading S.r.l. and AEM Energia S.p.A., Heat Division of AEM Ga S.p.A., Serenissima Energia S.r.l. and AEM Calore & Servizi S.p.A.

(2) Consolidated at 40%

(3) The Hydrocarbons Division of the TdE/Edison Group excluding the distribution and storage activities. Consolidated 50% for the period 10.01.05 - 12.31.0:

AEM

Despite a 7% reduction in quantities sold compared with the previous year, net revenues have gone from 501 million euro to 561 million euro, with an increase of 12%. This is mainly thanks to the rise in selling prices caused by the trend in fuel prices on international markets. Revenues also include 35 million euro for sales of heat for district heating (26 million euro in 2004). Lastly, revenues in this segment were affected by the contraction caused as a result of the agreement with ASM Brescia which since September 2004 procures its own portion of the gas for the Cassano plant.

2004). Lastly, revenues in this segment were affected by the contraction caused as a result of the agreement with ASM Brescia which since September 2004 procures its own portion of the gas for the Cassano plant.

The margins on the gas sold fell compared with the previous year by 2 million euro, as it was impossible to pass on all of the increase in purchase costs to selling prices. Despite this situation, the gross profit from operations came to 57 million kWh euro, an increase of 21 % compared with 47 million euro the previous year. This improvement is essentially linked to the higher margins generated by the heat/district heating division, to equalisations received on purchases of gas relating to prior years and to the capital gain realised on the sale of the National Area business of AEM Calore & Servizi S.p.A. to Cofathec, partly offset by the lack of the margin that this business used to generate.

Amortisation, depreciation and provisions have gone from 9 to 10 million euro, due to higher provisions for disputes with social security institutions.

Profit from operations has therefore gone from 38 million euro to 47 million euro, an increase of 24 % compared with 2004.

Capital expenditure amounted to 20 million euro and mainly concerned the further development of the district heating networks in Sesto San Giovanni, Figino, Famagosta and Tecnocity, laying 13.5 kilometres of pipeline and connecting 76 new users, as well as completing the work involved in boosting the cogeneration plant at Tecnocity and the heat exchanger in Sesto San Giovanni.

Plurigas

The sales made by Plurigas during 2005 came to a total of 3,249 million cubic metres of gas, a reduction of 9% compared with the previous year.

Gross profit from operations has improved on 2004, also because of the income deriving from renegotiation of the price contained in a 10-year procurement contract and the release of risk provisions made in previous years.

TdE/Edison (Delmi Group)

In the last quarter of the year, the portion of the Gas Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 542 million euro, with a gross profit from operations of 42 million euro.

The profit from operations, after depreciation, amortisation and provisions of 22 million kWh euro, came to 20 million euro.

In the period under consideration, the portion of capital investment pertaining to AEM amounted to 18 million euro and concerned mainly the continuation of the development of the "lean" gas deposits at Candela, which is to be used in the Candela power plant, development of the Cavarzere-Minerbio natural gas pipeline, which is related to the regasification terminal currently being built, and boosting the Collalto field.

NETWORKS AND ORGANISED MARKETS

The Networks and Organised Markets segment includes the various activities involved in the transmission and distribution of electricity, the sale of electricity to the captive market, and the storage and distribution of gas. It also includes the operations of the telecommunications network owned by Metroweb S.p.A.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Trasmissione S.p.A. and AEM Elettricità S.p.A., AEM Gas S.p.A., Serenissima Gas S.p.A., and Metroweb S.p.A.) it also includes the AEM Group's portion of the activities involved in the transmission of electricity and the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **AEM Trasmissione S.p.A.** This company owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines are part of the national grid run by Gestore della Rete di Transmission Nazionale S.p.A. (GRTN), which from November 2005 was absorbed by Terna S.p.A., the company that owns most of the national grid. AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN / Terna.

- **AEM Elettricità S.p.A.** AEM Elettricità S.p.A. · owns the high, medium and low tension grid in the city of Milan and in Rozzano, one of its suburbs, through which it distributes and sells power to captive customers, whereas it only distributes power to all of the eligible customers that are connected to it. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. The company, through the Public and Traffic lights division, runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. Lastly, AEM Elettricità S.p.A. performs procurement and logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.

- **The Networks Division of AEM Gas S.p.A.** It owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

- **Serenissima Gas S.p.A.** The company handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan) on the basis of concessions or mandates from the individual municipalities.

- **Metroweb S.p.A.** The company owns an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the "dark" or "unlit" fibre-optic network to telecommunications operators on the basis of contracts that last between 1 and 30 years.

Companies consolidated on a proportional basis

- **Edison Rete S.p.A.** The company, which is 100% held by Edison S.p.A., is also the owner of a high tension power network that forms part of the national grid run by GRTN/Terna. It guarantees the efficient running of this network for which GRTN/Terna pays it an annual fee. The results of Edison Rete S.p.A. are proportionally consolidated at 50% (only for the last quarter of the year).

- **Edison DG S.p.A.** Edison DG distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.

- **Edison Stoccaggio S.p.A.** It operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 360 million cubic metres of working gas. .

Regulatory and tariff framework

ELECTRICITY TRANSMISSION DIVISION

A Decree by the President of the Council of Ministers (DPCM) dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law. 290/03. The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, also with a view to establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's investment in the capital of Terna S.p.A. will have to be reduced to not more than 20%.

On November 1, 2005, all of the activities, functions, assets and liabilities of GRTN S.p.A. were transferred for a consideration to Terna S.p.A., with the exception of:
- the assets and liabilities relating to the functions mentioned in art. 3. 12 and 13 and art. 11.3 of Decree 79/99, as well as the related activities mentioned in Decree 387/03;
- the investments held in Gestore del Market Elettrico S.p.A. and Acquirente Unico S.p.A. ;
- any charges, as well as any provisions that may have been made for them, in the form of compensation or fines for the activities carried on by the Network Manager up to the effective date of the transfer.

As a result of this transfer, Terna S.p.A. will take on the title and functions of Network Manager in accordance with art. 3, paras 1 and 2, of Decree 79/99.

The Network Manager will retain the rights and obligations relating to the purchase and sale of electricity as per art. 3.12 of Decree 79/99 and of running the incentive mechanisms to encourage the use of renewable sources as per art. 11 of the same decree, as well as the mechanisms mentioned in decree 387/03 for the part for which it is responsible.

With resolution 226/05 the Authority detailed the contents of the electricity transmission and dispatching services on the national grid with a view to regulating these activities from November 1, 2005. This resolution also laid down that the Transmission and Dispatching Code proposed by GRTN and approved by the Authority pursuant to the DPCM with resolution 79/05 would be applicable from the same date.

With resolution. 290/05 the Authority also launched a process for the development of measures designed to quantify the fees for the functioning of Terna S.p.A. once the ownership and running of the national grid are combined, as well as of the fee for the functioning the *Gestore del sistema elettrico* (Power System Manager).

As regards those parts of the national grid that are currently owned by companies other than Terna S.p.A., at the end of August the Authority distributed a consultation document to comply with the provisions of the DPCM, which states that the Authority should evaluate and, if necessary, take steps to adopt mechanisms designed to promote complete unification of the network, encouraging a pluralistic shareholder structure.

However, we would point out that in August the Competition and Market (or "Anti-Trust") Authority, which had opened an enquiry into Cassa Depositi e Prestiti's interest in Terna Sp.A., approved the deal providing Cassa Depositi e Prestiti complied with certain conditions, which included the sale of its stake in ENEL S.p.A. Cassa Depositi e Prestiti (CDP) decided to appeal against this measure through the TAR. However, the Lazio TAR refused CDP's appeal in February 2006.

Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that Terna S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by Terna for the transmission service and (b) the fee that is designed to cover the network manager and Terna's running costs.

POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

Tariff regime

After the end of the process of consultation, on January 30, 2004 the Authority issued resolution 5/04 which contained a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system, which is based on the same general principles as the first regulatory period:
- all non-residential end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each operator and approved by the Authority. These options are subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method);
- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it.
- there is a special regime for residential customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The rate of return on capital for the distribution network has been set at 6.8% at national level. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

With resolution 135/04, the Authority:

- to update for 2005 the fees for electricity transmission and distribution services based on the criteria laid down in the Integrated Text attached to resolution 5/04;
- to update for 2005 the amounts required for recognition of service continuity recoveries, in line with the estimate of the incentives that will have to be paid in connection with forecast improvements in service continuity compared with the trend levels set by the Authority;
- to adjust the distribution fee costs recognised on achieving certain energy efficiency objectives.

After a consultation process launched with resolution 235/04, the Authority approved the various hourly bands for 2005 with resolution 235/04. The update compared with the hourly bands defined for 2004 with the Integrated Text attached to resolution 5/04 was made in order to take account of obligatory calendar adjustments, particularly the different disposition of mid-week holidays.

With regard to the tariff fees to be applied from 2006, the Authority issued resolution 202/05 which:

- updated the fees for the distribution and transmission of electricity;
- adjusted the component to cover the costs recognised as deriving from gains in service quality, based on an estimate of the incentives that will have to be paid to companies in connection with the improvement in the continuity levels;
- ordered that there be no change in the costs recognised for achieving the objectives of energy efficiency, deferring any decision on the methods and criteria for the recognition of such costs to a subsequent provision.

After a process of consultation, with resolution 292/05, the Authority decided on the hourly bands to be applied in 2006. Considering the replies to the consultation documents received by the Authority, it decided to update the hourly bands for 2006 in such a way as to take into account the various changes to the calendar, including the different timing of public holidays during the week. A decision regarding new hourly bands from 2007 was deferred to a subsequent consultation.

The Integrated Text attached to resolution 5/05 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation mechanisms for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

In this regard, we would point out that, with resolution 115/05, the Authority defined the application methods of these equalisation mechanisms.
AEM Elettricità S.p.A. has communicated to the Electricity Sector Equalisation Fund the figures for the calculation of the amounts of equalisation relating to 2004.
With resolution 285/05, the Authority decided in relation to the payment of these amounts to postpone to March 1, 2006 (as more preparatory time was needed) the deadline by which

distributors have to pay the amounts owed and to March 31, 2006 the deadline by which the Electricity Sector Equalisation Fund has to pay the balances.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May the Lombardy TAR, to which certain distributors, including AEM Elettricità S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and resolution 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. The motivations are still awaited.

With resolution 153/05 the Authority launched a process for the drawing up of measures to update the fees paid for the service involving the measurement of electricity and of the components to cover the costs relating to the purchase and sale of electricity for the captive market.
As the process of deregulation of the sale and measurement activities evolves, the Authority does in fact intend to verify the fairness of the tariff components associated with such services on an annual basis, so as to encourage more competition.
The process will take account of the objective to have service providers that are economical and profitable. It is also take account of the evolution of installation and activation plans for electricity measurement systems that are able to track withdrawals in various hourly bands.

The Authority published a document in March 2005 to initiate consultation on the distribution of tariffs and tariff options to residential users, offering them different electricity prices based on two or more hourly bands, and on regulation of guarantees of origin of electricity from renewable sources offered to residential customers. The Authority intends to use these instruments to offer a price signal to end customers with a view to rationalising energy consumption; this should reduce system charges as a result.
Given that access to these kinds of tariffs depends on the installation and effective activation of suitable meters that are able to measure consumption by hourly band, the Authority proposes in this document to introduce disincentives for companies that do not take steps - gradually and, in any case, by the end of 2008 - to equip their residential customers with suitable meters.

With resolution 40/05, the Authority defined the methods of attribution of the costs relating to the transport of energy on the National Grid for the distribution companies connected to it, for the years 2000 and 2001: the fees have been set on a conventional basis at the same level as the tariff elements designed to cover transport costs on the National Grid.
These charges have to be defined as many of the delivery points between the national grid and the distribution networks or between different distribution networks did not at that time have measuring devices that were able to meter energy withdrawals by hourly band, which means that it has been impossible to apply the fee system introduced by resolution 205/99, as it is split by bands.

Provisions on matters of technical and commercial quality

As foreseen in the Integrated Text attached to resolution 4/04 (which from 2006 will start regulating the number of blackouts suffered by larger customers, i.e. regulation by benchmarking), in December 2004 the Authority issued resolution 247/04 with which it defined; *(i)* the mechanisms for the disbursement by distributors of automatic indemnities in favour of customers connected in AT and in MT in cases where the number of blackouts suffered per year exceeds the ceiling established by the Authority; *(ii)* the technical requisites that customers have to comply with to have access to automatic indemnities; (iii) the specific tariff fees which from 2007 will have to be paid by those customers that have not upgraded their equipment in line with the technical requirements.

With resolution 92/05, the Authority decided to carry out sample inspections of power distribution companies with regard to the 2004 continuity figures communicated to the Authority in March.

With resolution 210/05, the Authority approved the plan for measurement of the tension quality on the national grid and introduced obligations to monitor tension quality on the high tension distribution networks.

Following the distribution of two consultation documents, with resolution 281/05, the Authority laid down new conditions for connections to power networks with an obligation to connect third parties in the case of nominal tension of more than 1 kV:

- power plants that generate electricity;
- power plants corresponding to end-customers who inject or withdraw electricity from the same networks.

Terna S.p.A. and the other network managers with a third-party connection obligation are required to provide a connection service, following a request on the part of the applicant and payment of the fees laid down in the provision.
With reference to the plants that use renewable energy sources, in agreement with the provisions contained in Decree 387/03, the Authority has established specific instructions in favour of connection fees.

The Authority has issued the following consultation documents concerning the quality and technical rules governing distribution:

- "*Initiative for the monitoring of the quality of the tension on power distribution networks*" (issued in April) with which the Authority illustrated a project designed to monitor quality on medium-tension networks, to be carried out in 2005, launched in subsequent months under the coordination of CESI; the purpose is to permit a greater acquaintance with the problems involved so as to be able to decide on new regulatory initiatives, including the introduction of obligatory measurement of the tension handled by distributors;
- "*Orientations for the definition and regulation of internal utility networks*", in which the Authority made certain proposals regarding the definition and regulation of such networks. After an initial document issued in April, the Authority began a second phase of consultation by issuing another document in July;

Lastly, with resolution 117/05, the Authority initiated a process for the preparation of measures to revise the directives concerning contractual supply conditions for captive market electricity customers and the transparency of billing documents.

Methods of withdrawal by the manager of the network to which the plant is connected of the electricity produced by plants fed by renewable sources and on-the-spot exchange of the energy produced with energy taken from the network.

After the relevant consultation period, which was initiated in October 2004, the Authority issued resolution 34/05, to regulate the methods and conditions for withdrawal on the producer's request by the manager of the network to which the plant is connected (Terna S.p.A., distributor or some other network manager) of electricity produced by plants with power of less than 10 MVA and those with more than 10 MVA, if fed by unprogrammed renewable sources, as per art. 13, paras. 13 and 4, of Decree 387/03 and para. 41 of Law 239/04.

In July, the Authority for Electricity and Gas issued a consultation document which illustrates the proposals for the definition of the technical and economic conditions of the on-the-spot exchange of energy produced by plants fed by renewable sources with a nominal power of not more than 20 kW, as per article 6 of Decree 387/03, "*Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market*".
This possibility was already regulated by resolution 224/00 for photovoltaic plants of not more than 20 kW.

Load profiling

With resolution 35/05, the Authority amended and integrated resolution 118/03, which lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis ("load profiling"), as well as the criteria for evaluating such energy, also for the economic settlement of the dispatching service, taking into account various matters reported to the Authority by GRTN following the experience gained in the first year of activation of the system, launched on July 1, 2004 as a result of resolution 50/04).

After a period of consultation launched at the end of 2004, the Authority issued resolution 33/05, subsequently amended and integrated by resolution 47/05, in which it adopted a gradual approach to the application by distributors of economic conditions relating to the supply of electricity on a multi-hour basis, replacing the conditions relating to the supply of electricity on a mono-hour basis, to medium-tension end-customers belonging to the captive market. Suitable meters for measuring the electricity consumed by hourly band are to be installed at the points of withdrawal
The intention of this measure is to mitigate the impact on such customers of the change in energy supply conditions, which would be unexpected given that the regulator has not imposed obligations or deadlines for the installation by distributors of meters of this kind at points of withdrawal.

The September 2003 blackout enquiries

Based on the results of the Enquiry and the Report of the Investigatory Commission set up by the Ministry of Productive Activities on the blackout that took place on September 28, 2003, with resolution 152/04 the Authority commenced formal enquiries to ascertain if there was any responsibility for this event on the part of operators belonging to the national power system.

With resolution 245/05, the Authority extended to April 30, 2006 the deadline for closure of the proceedings initiated with resolution 152/04 as regards the distributors and the owners of portions of the national grid.

Aggregation of electricity measurements for dispatching purposes

With resolution 39/05, the Authority launched an enquiry into the question of access to the electricity measurement aggregation service, for which Terna S.p.A. (only for the period 2004 – 2007) makes use of the electricity distributors.
Accordingly, given that irregularities and delays in the service had been reported, the Authority's Electricity Department will carry out an enquiry into this matter, in particular checking compliance with certain instructions contained in resolution 168/03. With resolution 241/05, closure of the enquiry was deferred until February 28, 2006.

At the end of May, the Authority distributed a document for the *Recognition of services of electricity measurement and aggregation of such measurements for dispatching purposes* in order to acquire useful feedback for the examination of certain problems that are inherent to the regulations of electricity measurement and measurement aggregation services, as well as its implementation by those obliged to do so.

With resolution 161/05, the Authority amended and integrated the provisions of resolution 168/03 in order to determine:

- the unit fees for the aggregation of the power measurements that the users of injection and withdrawal dispatching pay to GRTN to pay for the costs that the company incurs in running the service;
- the fees that GRTN in turn pays to those that run the power distribution service, when GRTN makes use of them, for the current regulatory period and for the purposes of the aggregation service.

Measurement of electricity consumption

In December 2004, with resolution 227/04, the Authority initiated various proceedings to decide on the measures relating to access to the electricity measuring service.

As part of these proceedings, the Authority asked operators that provide the power distribution service for certain types of information. After the replies had been examined, with resolution 174/05 it warned certain distributors to comply with the obligations regarding the hourly measurement devices mentioned in arts. 36 and 41. One of these was AEM Elettricità S.p.A., which had failed to comply at certain withdrawal points.

With resolution 230/05, the Authority:

- deferred by two months, postponing to February 28, 2005, the deadline for the installation measuring devices with the characteristics mentioned in art. 36 of Attachment A to resolution 5/04 (Integrated Text), at the withdrawal points relating to end-customers connected in medium tension, with an available power of more than 200 kW, independently of whether these customers belong to the free market or the captive market;
- deferred to December 31, 2006 the deadline for installing measuring devices with the characteristics mentioned in art. 36, at medium tension withdrawal points with available power of between 101 kW and 200 kW.

With a document issued in December, the Authority launched a consultation on regulation of the measurement service for the electricity withdrawn at injection points, so as to clarify the terms of resolution 5/04 on this aspect of the regulation of measurement, proposing to

operators its preferences for the solution of certain problems relating to the application of the norm pointed out by certain entities involved during the course of the regulatory period.

Other measures

With resolution 186/05 the Authority awarded to GRTN the existing balances on the Account of charges for the compensation of power losses, fed by the UCS tariff component, to pay for the costs incurred for the procurement of the energy needed to compensate for the difference between effective losses and conventional losses in the national power system for the years 2002, 2003 and 2004 (up to the start of the merit-order dispatching system on April 1 2004).

The Authority launched a process to define the application criteria of the rules on conventional power losses during the period January 1, 2002 - January 31, 2004.
At the end of the consultation that formed part of this process, with resolution 291/05 these criteria were defined with reference to the period January 1, 2002 – June 30, 2003.

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) approved on July 30 2004 provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00 was promulgated will come to an end. It extends to December 31, 2007 the transition period as per art. 15.5 of Decree 164/00, by which the current concessions, not assigned by competitive bidding, have to come to an end. The local authority granting the concession can extend the transition period by another year for reasons of public interest. Art. 15.8 of the same decree was also repealed. This offered the chance to add together with increments of the transition period if more than one of the conditions laid down in art. 15.7 existed.

In November 2004, the Ministry of Productive Activities had issued a note providing certain clarifications on how to interpret this norm. In particular, based on these clarifications, the deadline for the transitional period as per art. 15 of Decree 164/00 was extended to December 31, 2007 and the current distributor had the right to take advantage of one of the conditions for a further extension as per art. 15.7 of Decree 164/00. Moreover, those that had already earned the right to these conditions before Law 239/04 came into effect would have been able to add on the increments at the end of the transition period.

However, a sentence of the Council of State on November 7, 2005 gave a different interpretation of the provisions contained in Law 239/04, according to which the deadline of the transition period had to remain December 31, 2005.

With Decree 273/2005 (the decree converting it into law was approved by Parliament on February 9, 2006), the Government explained that the transition period as per art. 15.5 of Decree 164/00 was extended to December 31, 2007 and that this deadline was automatically extended to December 31, 2009 if at least one of the conditions mentioned in para. 15.7 of this decree was satisfied. The local authority granting the concession can extend the transition period by another year for reasons of public interest.

Tariff regime

After a period of consultation, the Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

In terms of tariff setting, the Authority's objective is to simplify the current system, reducing the number of tariff variables, so as to encourage new operators to enter the market and sell to end-customers. For thermal year 2004-2005, in particular, identical fees will be applied nation-wide, though they will be adjusted on the basis of a coefficient specifically decided for each area.
This mechanism was then extended by resolution 62/05 to thermal years 2005-2006, 2006-2007 and 2007-2008 as well.

Resolution 170/04 laid down that the restriction on the revenues of each company was to be calculated on the basis of the parameters already approved by the Authority and currently applied by the companies. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under to the standard approach. Following a process of consultation, the methods for implementing this individual system for calculating the restriction on revenues were laid down in resolution 171/05.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

The Authority therefore initiated proceedings (which were concluded with resolution 122/05) to modify the provisions of resolution 170/04 and to comply with the contents of letter a), whereas it intends to appeal against the contents of letter b).

Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.
This measure meant that distributors had to represent their tariff proposals for 2004-2005 (in addition to those for 2005-2006), recalculated in accordance with the criteria laid down in this resolution.
This same resolution also foresees maintaining the Fund for the temporary compensation of high distribution costs for the entire regulatory period.

With resolution 206/05, the Authority extended the validity of the natural gas distribution tariffs approved for thermal year 2005-2006 as per resolution 170/04 also for thermal year 2004-2005, on a transitional basis until the Authority takes further measures and subject to equalisation.
In fact, the Authority considered that up to the sentence of the Council of State regarding the rate of recovery of productivity to be used in determining the tariff restrictions for the second regulatory period, the distribution tariffs could not be updated with the application of any percentage for productivity gains: this would have led to an anomalous increase in the tariffs,

so to avoid it the Authority thought it best to extend the tariffs applicable in thermal year 2004-2005.

On December 6, 2005, the Council of State turned down the appeal regarding the rate of productivity gain presented by the Authority.

Provisions to regulate the technical and commercial quality of gas services

With resolution 168/04, the *Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement and sale of gas*, the Authority has regulated both the technical quality (safety and continuity) and the commercial quality of the various gas services; it has also introduced a new mechanism to control and sanction operators for any lack of compliance with their service obligations and the specific and general levels of quality.

With resolution 243/05 the Authority has completed regulation of the quality of the gas service by inserting into the Integrated Text adopted with resolution 168/04 the rules identified during the consultation opened in December 2004 on incentives to raise safety levels.
This measure grants operators with particular prerequisites access on a voluntary basis to incentives from 2007; on the other hand, it imposes the system that will be introduced for all distribution operators from 2009, envisaging for this year a combination of incentives and a system of penalties that will be inflicted on those operators whose plants do not comply with the set levels of annual improvement.
Access to the system of incentives for raising safety levels is only permitted to those distribution operators that comply with prerequisites regarding:
- an emergency intervention service;
- the application of operating procedures that comply with current regulations for the way that particular activities are to be carried out (e.g. gas odorisation or supply activation).

The measure classifies distribution plants according to their level of concentration (high, medium or low) of end-customers attached to them, and with reference to the regulation period from 1 January to 31 December 2006 it quantifies for each level of concentration the target levels on the reference index that the plant has to achieve in order to access the incentive and the levels of excellence on the reference index beyond which bonuses are not awarded.
In any case, the measure sets a ceiling on these incentives, equal to 2% of the distribution revenue restriction approved by the Authority.

With resolution 158/05 the Authority amended and integrated the provisions of resolution 168/04 in consideration of certain observations that it had received, with particular reference to the question of safety, at the end of the consultation in May about the obligations for sellers of natural gas (and electricity) to register end-customers' requests for services and to transmit them to distributors on a timely basis.

At the end of 2005, the Authority began a process to draw up measures designed to identify a single obligatory national standard for communications between natural gas distributors and sellers, to be applied in the provision of the services foreseen in resolution 168/04 regarding the technical and commercial quality of the gas services and for replacing the seller in the procurement of gas.

With measure 157/05, the Authority resolved to proceed, during the period October 1 2005 – September 30 2006, with the campaign of technical checks on the degree of odorisation, the effective higher calorific value and the relative pressure of the gas as laid down in resolution 125/04 for the period November 1 2004 – September 30 2005, vis-à-vis the distribution companies.
The experience gained during the first stage of the campaign confirmed the validity of the procedure approved by resolution 1515/04, apart from certain amendments that were adopted when the procedure was revised by the Authority's Supervision and Control Department.
As for the previous campaign, in order to carry out the checks, the Authority will make use of the services of the Experimental Fuel Station of the Guardia di Finanza (Fiscal Police) as part of a Protocol of Understanding signed with it, applying the methods foreseen therein.

Safety measures

With resolution 40/04, subsequently amended, the Authority regulated the procedures and methods of checking the safety of residential gas networks.
It is up to the Municipality in charge of the territory to carry out on-site checks.
The distributors, on the other hand, only have to carry out documentary checks: distributors, on the other hand, only have to carry out documentary checks : they have to verify that each installation's documentation is in line with current safety regulations, using their own staff or outside professionals.
The costs incurred by the distributors for implementing these regulations will be paid for by fees borne by those asking for activation of the gas supply and by recognising distribution tariffs that will have to be defined by a subsequent provision.

With resolution 192/05, the Authority again modified the provisions of resolution 40/04 in order to cope with the critical situations that emerged on applying the regulations for safety checks on end-customers' gas installations and to resolve the problems that derived from them.
The AEEG also set up a task force (subsequently formalised in Resolution 32/05) to monitor implementation of the regulation and to study any proposals to change the rules. Participants will include the National Council of Consumers and Users, the CIG and representatives of the various associations of installers, distributors and sellers of gas. The Authority also initiated an enquiry into the conduct of gas distributors and sellers when implementing the Regulation.

Following publication of this measure, the Authority sent a communication to Parliament and the Government with observations and proposals to reinforce the protection of consumers with regard to the safety of gas installations.

Network Code for the distribution service

After a period of consultation, the Authority issued resolution 138/04 which establishes guarantees of free access to the gas distribution service and rules for the preparation of network codes for this service.
The Authority began discussions with the trade associations that represent the distribution firms to establish a standard network code. Each distributor will then be able to decide whether to adopt the standard code or its own code, prepared on the basis of criteria laid down by the Authority.
In June, the Authority initiated a process to amend certain provisions of resolution 138/04 to take account of the proposals made by the Task Force for the Authority to adopt a standard Network Code, pursuant to art. 3. 1 of the resolution.

With resolution 138/04, the Authority laid down that inspections could be carried out at the premises of companies distributing and selling gas to check that provisions included in resolution 138/04 are implemented correctly.

With resolution 249/05, the Authority introduced certain amendments and integrations to resolution 138/04 regarding the allocation of gas, with particular reference to the method by which the distributor transmits the data needed for the allocation process to the transport firm.

Gas insurance

With resolution 277/05 the Authority partially modified resolution 152/03 concerning civil gas end-customers so as to:

- integrate the information requirements foreseen in resolution 152/03, to guarantee that all civil gas end-customers have complete, comprehensible and uniform information on insurance;
- extend to the transport companies what is already foreseen for distributors as regards the insurance of civil gas end-customers in the event that there are civil end-customers that are supplied directly by the transport network.

Other measures

In May, the Authority published a document, the purpose of which was to consult operators prior to drawing up provisions for the measurement on an hourly basis of the consumption of natural gas for end-customers with an annual consumption of between 200,000 and 10 million standard cubic metres (Sm3), pursuant to art. 2.2 of resolution 139/03 and with regard to the delivery points of the distribution networks, pursuant to art. 18.5 of legislative decree 164/00.

Following the consultation on regulation of the gross calorific value (GCV) of natural gas, the Authority for Electricity and Gas issued resolution 185/05 which defines new general rules for the quality of gas to reinforce the protection of end-customers.
The new instructions are aimed at transport companies (except for distributors), production companies, import companies, storage companies and other firms that handle liquefied natural gas (LNG).
Measurement of the GCV guarantees that the consumer will always pay the same energy potential per cubic metre of gas; nine other gas quality parameters that have to be measured by the transport firm were also defined. Certain specifications have to be complied with before the gas can be input into the networks.

Energy saving for the power distribution and natural gas areas

While awaiting implementation of the April 2001 decrees signed by the Minister for Industry, Commerce and Crafts, which contain the quantitative targets for improvement in energy efficiency national-wide for the years 2002 to 2006, on July 20, 2004, the Minister of Productive Activities and the Minister of the Environment issued two new decrees which assign national energy savings objectives for 2005-2009.

Distributors of electricity and natural gas who on 12/31/2001 served at least 100,000 end-customers are required to comply with specific savings objectives, equal to the product of the national objective and the ratio between the energy distributed by the individual operator and the total energy distributed nation-wide, both counted in the year prior to the one just past. For 2005, with resolution 213/04, the Authority has distributed the figure for the total amount of

energy distributed, at the same time determining specific objectives for each obligated operator.

For the distributors of natural gas and electricity of the AEM Group, these objectives are 3,391 (AEM Gas) and 2,827 (AEM Elettricità) toe.

Pursuant to decrees issued in July 2004, not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects (directly, through subsidiaries, through companies operating in the energy saving sector - ESCO) at end-customers (own or others), in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In this connection, it is worth mentioning that the General Management for Energy and Mineral Resources of the Ministry of Productive Activities sent out a circular in April, which explained the contents of the rule laid down in art. 1, para. 34, of the Marzano Law, which defines as "post-meter" services the installation, verification and maintenance of plants (that use electricity and gas) downstream from the meter installed at the end-customer's point of delivery.

Those that are obligated in accordance with the decrees of July 2004 will be assigned "Energy efficiency certificates" (white certificates) as an attestation of the saving (measured in tonnes of oil equivalent, toe) achieved as a result of the projects carried out.
Alternatively, distributors will be able to choose to comply with these obligations by buying from third parties, for all or part of their requirement, the certificates issued by GME, in this case attesting the energy savings made by others.
Trading in these certificates will be possible either bilaterally or in a specific marketplace.

In accordance with the Rules for the functioning of the market for energy efficiency certificates, as defined by the Gestore del Mercato Elettrico (GME) together with the Authority for Electricity and Gas, those that intend to take part in the market have to present to the GME an "application for admission to the market" and a signed copy of the "Market membership contract", prepared according to the models attached to the Rules.
The Manager has also prepared the Register of energy efficiency certificates, an essential step prior to opening the Market.
Those that register are assigned a property account where the number of certificates that they own is recorded.

These are without prejudice to the resolutions already passed by the Authority to implement the ministerial decrees issued in April 2001, namely:
- resolution 103/03, with which the Authority laid down its guidelines for the preparation, execution and evaluation of energy saving projects and the criteria and methods for issuing energy efficiency certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency certificates. Resolution 200/04 made suitable adjustments to reflect recent regulatory developments;
- resolutions 234/02 and 111/04, with which the Authority adopted certain technical schedules (for standardised and analytical valuations) for the quantification of energy

savings relating to the interventions mentioned in art. 5, para. 1, of the ministerial decrees. The consultation on the proposal for another ten technical schedules for evaluating energy savings was closed on December 15 2004. Following this consultation, the Authority adopted resolution 70/05, approving five of the technical schedules proposed for the consultation. Of these, we would mention in particular number 18, which standardises the method of enhancing the energy savings achieved by replacing mercury vapour lamps with high pressure sodium vapour lamps in public illumination systems.

With resolution 219/04, just a few days prior to the start-up of the market in white certificates, the Authority decided on the tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the method of applying for the contribution.

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract, under its sanctioning power recognised by Law 481/95 in the case of violation of regulatory measures.
The communication explains that the sanctions, which will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract", will be decided in accordance with the general rules on monetary administrative sanctions, as per Law 689 of November 24,1981.
In particular, it points out that the reference made to the "gravity of the violation" will be applied by choosing a sanction in proportion to the number of toe not saved compared with the specific objective assigned to the distributor, whereas the reference to the "economic conditions of the subject in breach of contract" will be applied by deciding the value of the unit sanction according to the toe not saved, based on market data available as regards the incremental costs involved in the purchase of energy saving products and services.

As required by the Authority's Guidelines, AEM Gas S.p.A. presented - before the end-February 2005 deadline - design and measurement proposals for the projects carried out during the period 2001-2004 (subject to assessment on completion at the date of presentation of the proposals).

During the year, with various measures, the Authority published the results of the checks carried out on the proposals for projects and measurement programmes presented by operators. In particular, with resolution 123/05, the Authority announced that two of the proposals presented by AEM Gas S.p.A. were in accordance with the criteria and minimum requisites laid down in the Guidelines, whereas one of the other proposals was rejected with resolution 136/05. The project related to this last proposal was rehabilitated with resolution 177/05, (subsequently amended by resolution 187/05), with which the Authority approved two new technical cards for the analytical evaluation of the energy savings in air conditioning and hot water production as a result of installing and running cogeneration plants and district heating systems.
By September 30, in compliance with resolution 143/05 - which postponed to that date the July 31 deadline for presentation of the requests for control and certification of the energy savings achieved by means of projects carried out during the period between January 1, 2001 and December 31, 2004 - the operator was therefore able to present a request for control and certification of the savings achieved thanks to this project, quantified in accordance with this method, as well as requests for other projects that have been approved in accordance with the pertinent measurement methods.

AEM Elettricità S.p.A. has presented a project design and measurement proposal for the interventions - subject to assessment on completion at the date of presentation of the proposal - carried out on public illumination systems during the period 2001-2004 (replacement of mercury vapour lamps with high-pressure sodium vapour lamps).

With resolution 70/05, the Authority adopted the measurement method proposed for assessing this project for the purpose of defining a card for the standardised assessment of the energy saving achieved by replacing mercury vapour lamps with high-pressure sodium vapour lamps (technical card no. 18).
The operator therefore presented a request for the control and certification of the savings achieved with this intervention, obtaining recognition of a saving equal to 5.152 Toe (tons of oil equivalent). Gestore del Mercato Elettrico S.p.A. will therefore issue to the operator a number of Energy Efficiency Certificates ("TEE" or "white certificates") equivalent to the number of Toe recognised, of the type corresponding to the savings certified (Type 1 - electricity).

AEM S.p.A obtained certification as an ESCO (Energy Services Company) in May. Similar certification was also obtained in July for AEM Calore & Servizi S.p.A. and AEM Energia S.p.A., both AEM Group companies.

Quantitative data

	2005	2004	Change	% 05/04
AEM				
Electricity distributed (in millions of kWh)	7,524	7,331	193	2.6
Electricity sold to captive customers (in millions of kWh)	4,741	4,922	(181)	-3.7
Natural gas distributed (in millions of cubic meters)	1,365	1,281	84	6.5
EDISON (1)				
Natural gas distributed (in millions of cubic meters)	49			

(1) 50% of the figures for the period 10.01.05 - 12.31.05.

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in 2005 amounted to 7,524 GWh, an increase of 2.6% on the previous year. The electricity sold to captive customers fell by 3.7% to 4,741 GWh.

In 2005 the Group distributed 1,414 million cubic metres of gas to customers attached to its own distribution network. These figures also include the portion (50%) that refers to the distribution activity of Edison during the last quarter of the year, the period when TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group. The figures that refer exclusively to AEM and its subsidiaries (which concern the Municipality of Milan and other towns nearby that are served by AEM Gas S.p.A. and the Triveneto area which is served by Serenissima Gas S.p.A.) show an increase in the volumes distributed of 6.5% compared with the previous year, for a total of 1,365 million cubic metres.

Relevant events

The main events during the year concerning the Networks and Organised Markets segment were as follows:

- in April 2005, AEM Elettricità S.p.A. completed the sale to AEM Trasmissione S.p.A. of certain elements of the high and very high tension network, following their inclusion in the national grid, based on the decree issued by the Ministry of Productive Activities on December 23, 2002. Within the next few months, it is expected that Terna S.p.A. and AEM Trasmissione S.p.A. will stipulate the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry of December 22, 2000;

- in July, the Authority carried out an inspection at the offices of AEM Elettricità S.p.A. to check the continuity figures for 2004 in accordance with resolution 92/05. Following this inspection and others carried out at other companies, the Authority, with resolution 250/05, determined the electricity distribution service continuity gains for 2004.AEM Elettricità S.p.A. was awarded a bonus of 0.9 million euro for continuity gains achieved in the Milan area;

- the basic and special distribution options and the additional options for residential customers presented by AEM Elettricità S.p.A. for 2006 were approved by the Authority with resolutions 287/05;

- resolution 22/05 approved the proposed tariffs for gas distribution as presented by AEM Gas S.p.A. and Serenissima Gas S.p.A. for thermal year 2004-2005.

Income statement

Millions of euro	*2005*	*2004*	*Change*
Revenues	793	758	35
Gross profit from operations	216	217	(1)
% of revenues	*27.2%*	*28.6%*	
Amortisation, depreciation and provisions	(104)	(85)	(19)
Profit from operations	112	132	(20)
% of revenues	*14.1%*	*17.4%*	
Capital expenditure	67	62	5

In 2005, considering AEM's portion of the TdE/Edison Group (Delmi Group) only for the last quarter of the year, the revenues of the Networks and Organised Markets segment came to 793 million euro, with a gross profit from operations of 216 million euro, which after amortisation, depreciation and provisions of 104 million euro, came to a profit from operations of 112 million euro.

Also for the Networks and Organised Markets segment, considering the fact that the scope of consolidation in 2005 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2004.

Millions of euro	AEM (1)	EDISON (2)	Eliminations	NETWORKS AND ORGANISED MARKETS

Millions of euro	AEM (1)		EDISON (2)		Eliminations		NETWORKS AND ORGANISED MARKETS	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*
Revenues	781	758	12				793	758
Gross profit from operations	208	217	8				216	217
% of revenues	*26.6%*	*28.6%*	*66.7%*				*27.2%*	*28.6%*
Amortisation, depreciation and provisions	(100)	(85)	(4)				(104)	(85)
Profit from operations	108	132	4				112	132
% of revenues	*13.8%*	*17.4%*	*33.3%*				*14.1%*	*17.4%*
Capital expenditure	64	62	3				67	62

(1) Includes AEM Trasmissione S.p.A., AEM Electricity S.p.A., Area Networks di AEM Gas S.p.A., Serenissima Gas S.p.A. and Metroweb S.p.A.
(2) Includes Edison Rete S.p.A., Edison DG S.p.A. and Edison Storage S.p.A.
Consolidated 50% for the period 10.01.05 - 12.31.05.

AEM

The various areas of activity contributed in the following way to total revenues for the year:

- Transmission of electricity : 15 million euro (16 million euro in 2004).

- Distribution of electricity and sale of electricity to captive customers: 560 million euro up compared with the 533 million euro at December 31, 2004, thanks to the tariff updates resolved by the Authority, which have incorporated the effects of the trend in fuel prices on international markets, and higher distribution revenues thanks to the positive trend in demand for electricity.

- Gas distribution: 132 million euro (127 million euro in the previous year); the increase compared with 2004 is tied to the growth in consumption (+6.5%), partly offset by the negative effects of the tariff reductions resolved by the Authority for the second regulatory period, and the booking of tariff equalisations for gas consumption in the period 2001-2003 billed to the shippers.

- Public illumination and traffic light services: 28 million euro, down on 32 million euro in 2004 because of lower interventions required by the Municipality of Milan.

- Telecommunications network: 46 million euro, a contraction of 5 million euro compared with 2004 due to a reduction in revenues from end-customers during the period of completion of connection works in the Milan area, only partly offset by higher revenues for renting the network to telecommunication operators.

The gross profit from operations falls slightly compared with the previous year, going from 217 to 208 million euro (26.6% of segment sales as opposed to 28.6% in 2004). The various areas of activity contributed to this figure as follows:

- Transmission of electricity: 10 million euro (10 million euro in 2004).

- Transmission of electricity: 10 million euro (10 million euro in 2004).

- Distribution of electricity and sale of electricity to captive customers: 88 million euro, down compared with 94 million euro in 2004 due to a different method of accounting for the general equalisation charge for the distribution activity. In 2005, this charge was booked as a deduction from revenues, whereas in 2004 it was included in provisions (and therefore not in the gross profit from operations) as the standard methods of calculation were not yet available.

- Gas distribution: 7.8 million euro, substantially in line with 7.9 million euro of the previous year.

- Public illumination and traffic light services: 3 million euro compared with 4 million euro in 2004.

- Telecommunications network:29 million euro, slightly down on 30 million euro the previous year, due to the presence only in 2004 of extraordinary out-of-period income relating to the booking of deferred tax assets for carry-forward tax losses.

Depreciation, amortisation and provisions have gone from 85 to 100 million euro, mainly as a result of:

- higher provisions of 6 million euro due to disputes with social security institutions , partly offset by the lack of the general equalisation charge for electricity distribution booked in 2005 as a reduction of revenues;

- writedowns di non-current assets of 9 million euro relating to fixed assets in the electricity distribution division because of their obsolescence or plant engineering decisions regarding the medium tension distribution networks.

The profit from operations passed from 132 million euro to 108 million euro.

Capital expenditure amounted to 64 million euro and mainly concerned:

- development and maintenance work on the plants in the electricity distribution division for 31 million euro, which relate to the expansion and refurbishment of the medium and low tension network, maintenance work on the primary plants. modernisation of internal plants, as well as improvements to buildings and the renewal and modification of secondary cabins;
- works to develop and boost plants in the gas distribution division for 24 million euro, which mainly concerned the laying and replacement of medium and low pressure underground tubes, the fitting of risers and new measuring devices, as well as building new network cabins;
- investments to develop the Metroweb network for 7 million euro;
- investments to develop the AEM Trasmissione S.p.A. network for 2 million euro.

SERVICES

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by AEM S.p.A. and its subsidiaries (AEM Servizi S.r.l., AEM Energia S.p.A., AEM Trading S.r.l. and Delmi S.p.A.), it also includes the AEM Group's portion of the activities carried on in the Corporate area of the Edison Group and of Transalpina di Energia S.p.A., the company that controls Edison S.p.A.

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **The Corporate Division of AEM S.p.A.** It is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group.
  It also provides the subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, personnel management and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** It handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Delmi S.p.A.** This is the company, 51% controlled by AEM S.p.A., which holds 50% of Transalpina di Energia S.r.l., the parent company di Edison S.p.A. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **The Corporate Division of TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% (just for the last quarter of the year) and relate to the activities of Transalpina di Energia S.r.l. (50% held by the AEM Group and 50% by the EDF Group, and which in turn controls 71.2% of Edison S.p.A., as well as the activities of Edison S.p.A. involving strategy, governance and control of the industrial operations and the provision of services to the operating activities. It also includes the activities of the investment holding companies and property companies.

Income statement

Millions of euro	*2005*	*2004*	*Change*
Net revenues	107	115	(8)
Gross profit from operations	(27)	(4)	(23)
Amortisation, depreciation and provisions	(53)	(21)	(32)
Profit from operations	(80)	(25)	(55)
Capital expenditure	13	31	(18)

The Services segment made a negative contribution of 27 million euro to the gross profit from operations and one of 80 million euro to the profit from operations.

The contribution made to the results of the Services segment by AEM S.p.A. and its subsidiaries and proportionally consolidated companies, which are new to the scope of consolidation compared with 2004, is shown in the following table.

Millions of euro	AEM (1)		TdE/EDISON (2)		Eliminations		SERVICES	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*
Revenues	102	115	5				107	115
Gross profit from operations	(18)	(4)	(9)				(27)	(4)
Amortisation, depreciation and provisions	(49)	(21)	(4)				(53)	(21)
Profit from operations	(67)	(25)	(13)				(80)	(25)
Capital expenditure	12	31	1				13	31

(1) This includes the Corporate Area of AEM S.p.A., AEM Servizi S.r.l. and Delmi S.p.A.
(2) Transalpina di Energia S.r.l. and the Corporate Area of Edison Group. Consolidated at 50% for the period 10.01.05 - 12.31.05.

The deterioration in the profit from operations is to be considered in relation to the presence, only in 2004, of an extraordinary item in the form of deferred tax assets relating to prior years, and higher provisions for 27 million euro relating to disputes with social security institutions.

Capital investments of 13 million euro concern IT systems for 9 million euro and buildings owned by the AEM Group for 4 million euro.

Other Activities

This refers exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 4 million euro to the Group's profit from operations.

Human resources

With the exclusion of Edipower and Transalpina from the consolidation, the total number of employees of the AEM Group at December 31, 2005 amounted to 2,683, more than 6% lower than at the end of the previous year.
The overall reduction of 176 people, which includes the 90 employees transferred to Cofathec Servizi S.p.A. together with the "National Area Operations" of AEM Calore & Servizi S.p.A. on April 1, 2005, is the result of the ongoing process of rationalisation of human resources at all levels that has been in progress for some time, and of the synergies deriving from better logistical positioning throughout the country.

This made it possible to limit the overall increase in labour cost (+0.5%) even though contractual pay rises for the Electricity and Gas Industry were applied during the year.

The trend towards an improvement in the proportion of hours worked to working hours available also continued during the year.

Training courses continued for all Group employees during 2005 to maintain and develop their technical, operational, managerial and safety skills.
Talking of safety, we are pleased to say that there was a 16% drop in the number of industrial accidents in 2005 compared with the previous year, an absolute low in the Company's history.

One of the most important training projects was the enhancement of "Intellectual Capital", which included personal assessment and career orientation for young managers or groups of personnel at the same professional level (sales and marketing, middle management of the operating companies).
In addition, there were seminars to examine regulatory and legal matters in accordance with Decree 196/2003 (amendments to Law 675/1998 on Privacy) and resolution 40/2004 (safety in the gas distribution sector).

Training courses during the year involved all employees at all levels on a rotating basis, for a total of 7,500 participations, more than 52,850 man/hours in total.

The breakdown by category of the Group personnel at year-end, is illustrated in the table below:

	12/31/2005	**12/31/2004**
Managers	40	46
Supervisors	131	138
White-collar workers	1,721	1,761
Blue-collar workers	791	914

No Group company had a stock option plan for its staff at the end of year.

Some of the personnel in active service and some of those in retirement have been able to benefit from special tariffs for electricity and natural gas.

The following table gives a breakdown of employees by AEM Group company at the end of the year:

Personnel breakdown by Group company

AEM S.p.A.	AEM Trasm. S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Seren. Gas S.p.A.	Seren. Energia S.r.l.	AEM Trading S.r.l.	Metroweb S.p.A.	AEM C. & S. S.p.A.	Total
759	27	64	782	511	268	19	6	26	28	193	2,683

Research and the environment

Unified project for the development of a heat pump for urban district heating

AEM S.p.A. has launched a plan to develop a new chain of plants for the production of heat to be used in urban district heating networks. These plants are due to be built on five areas already owned by the Company (Canavese, Gonin, North Receiver Station, South Receiver Station and Bovisa). These areas, which are all in Milan, are currently assigned for technological uses. The same scheme will also be proposed for the other district heating initiatives already in existence in the Milan area (Centro Direzionale, Quartiere Santa Giulia and Bocconi). The plan consists of building cogeneration plants and high efficiency heat pumps fed by water held in the water-bearing stratum[1], i.e. plants that produce electricity and heat with primary energy savings and a low environmental impact. A standard approach (called the "Unified Project") has been developed which involves the installation of:

- a cogeneration section consisting of 3 gas turbines of ≈ 4.5 MW_{th} each (a total of 13.5 MW_{th});
- a heat pump section consisting of 2 heat pumps of 15 MW_{th} (a total of 30 MW_{th});
- an integration section consisting of 2 gas boilers of 15 MW_{th} each (a total of 30 MW_{th});
- a reserve section consisting of 1 gas boiler of 15 MW_{th};
- an accumulation section made up of 3 storage tanks to hold hot water with a capacity of 80 MWh_{th} and total power of 20 MW_{th}.

The first site to be involved in the Unified Project is the Canavese Area, previously the location of a gasometer; the authorisation procedures to build the distribution system are currently underway, whereas the plant building is already under construction. The plant will begin to serve the surrounding area with district heating from the end of 2006.

Of the various advantages that are expected from adopting this type of plant, especially the use of heat pump technology, points worth emphasising are:

- the energy saving that should be achieved by means of cogeneration and the use of heat pumps fed by water held in the water-bearing stratum;
- improvement in air quality by adopting a technology for the production of thermal energy with zero emissions into the local atmosphere;
- the chance to exercise control over the rising surface of the water-bearing stratum in the Milan area which in recent years has caused damage to public and private underground structures.

[1] The parameter that defines the efficiency of a heat pump is called COP (*Coefficient of Performance*), which is the ratio between the thermal power produced and the electrical power needed to make the heat pump work. A COP of 3 is expected from the heat pumps used in the Unified Project (3 MW of thermal power generated for every MW of electrical power absorbed).

Other information

Audit of the financial statements

The statutory financial statements of AEM S.p.A. have been subjected to a full audit by Reconta Ernst & Young S.p.A. on the basis of a three-year appointment by the shareholders' meeting.
The shareholders' meeting held on April 29, 2004 re-appointed Reconta Ernst & Young S.p.A. to audit the consolidated financial statements of the AEM Group for the years 2004, 2005 and 2006.
They received fees of 34 thousand euro for the audit of AEM's 2005 statutory financial statements, 16 thousand euro to check that the Company's books of account were regularly kept and formed a reliable record of the Company's operations, and 16 thousand euro for the audit of the 2005 consolidated financial statements.
Reconta Ernst & Young S.p.A. have performed full audits on all of the 2005 financial statements of AEM's subsidiary and associates for fees of 262 thousand euro for the Italian companies and around 7 thousand euro for the foreign company.

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at December 31, 2005 AEM S.p.A. holds 14,841,850 treasury shares, which were purchased in 2004. At December 31, 2005 the subsidiary and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of the year. The unit nominal value of these shares is 0.52 euro.
On July 29, 2005 Edison S.p.A. sold 91,807,000 A.E.M. S.p.A. shares, amounting to 5.1% of the share capital, at a price of 1.7592 euro per share, for a total of 161.5 million euro.

Personal data security code

The Planning Document on Data Security was prepared on December 22, 2004 according to the provisions of Decree 196 of June 30, 2003 and subsequent amendments (the "Personal Data Security Code"). A new version will be prepared by March 31, 2006.

Investments held by directors and statutory auditors

In accordance with the provisions of art. 79 of Consob Regulation 11971/1999 and subsequent amendments and integrations, the following table shows the investments held in AEM S.p.A. during 2005 by the Company's directors and statutory auditors, including those that held these positions even for only a fraction of the period.

Name	Company	Number of shares held at the end of the previous year	Number of shares bought	Number of shares sold	Number of shares held at the end of the year	How held
Gianni Castelli	AEM S.p.A.	7,150(1)	-	-	7,150(1)	Owned
Renato Ravasio	AEM S.p.A.	20,000	-	-	20,000	Owned
Aldo Scarselli	AEM S.p.A.	5,000(1)	-	-	5,000(1)	Owned
Italo Bruno Vergallo	AEM S.p.A.	1,000(1)	-	-	1,000(1)	Owned

(1) Held indirectly through spouse (not legally separated).

The directors and statutory auditors not mentioned did not own any shares in AEM S.p.A. as of December 31, 2004, nor did they buy any, directly or indirectly, during 2005.
Lastly, no director or statutory auditor held any shares in subsidiaries of AEM S.p.A. during 2005.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004.

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A.. Applicable immediately". In June, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.
On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin. The date for the hearing has not yet been set by the Court of Justice.

Impugnment by Mr Trevisan

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 31, 2005, Mr Trevisan declared that he had asked, *in primis*, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, *in secondis*, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the *petitum* or proposition of a new or different request to the one for nullity".

Annual report on corporate governance

Introduction

This report explains the system of Corporate Governance adopted by the AEM Group. It follows the lay-out suggested in the "Guidelines for the Preparation of the Annual Report on Corporate Governance" issued by Borsa Italiana S.p.A. on February 12, 2003 and developed in the "Guide to Compilation of the Report on Corporate Governance" published by Assonime and Issuers in February 2004.

The system of corporate governance adopted by the AEM Group complies with principles of the Code of Conduct for Listed Companies of 1999, as reviewed in 2002, in compliance with the resolutions adopted by the Board of Directors of the parent company AEM S.p.A. at the meetings of March 22, 2001 and March 18, 2003.

Composition and role of the Board of Directors

The current Board of Directors of the parent company AEM S.p.A. took office on April 29, 2005 and will expire on approval of the 2007 financial statements.

Two of the nine board members were appointed directly by the Municipality of Milan, while the other seven were elected by the Shareholders' Meeting.

Giuliano Zuccoli has been Chairman of the Board of Directors from April 29, 2005 and Managing Director from May 5, 2005. On June 15, 2005 Francesco Randazzo was appointed Deputy Chairman, with the task of replacing the Chairman in the event of his temporary absence or impediment, in accordance with art. 17 of the articles of association.

On September 29, 2005, the Board of Directors coopted Luigi Galassi, subsequently confirmed as a Director by the Shareholders' Meeting of October 28, 2005, to replace Umberto Quadrino, who resigned on September 9, 2005.

The Board of Directors is therefore made up as follows:

Giuliano Zuccoli – Chairman and Managing Director	appointed by the Municipality of Milan
Alberto Sciumè – Deputy Chairman	elected by the Shareholders' Meeting
Dario Cassinelli	elected by the Shareholders' Meeting
Luigi Galassi	elected by the Shareholders' Meeting
Mario Mauri	appointed by the Municipality of Milan
Paolo Oberti	elected by the Shareholders' Meeting
Francesco Randazzo	elected by the Shareholders' Meeting
Aldo Scarselli	elected by the Shareholders' Meeting
Antonio Taormina	elected by the Shareholders' Meeting

The Board of Directors decided at the meeting on March 18, 2003 to include within the definition of "close members of the family" the person's spouse (not legally separated), children, parents and siblings. while during the meeting of November 14, 2005, it established that € 60,000.00 (sixty thousand euro) per year would be the materiality limit for economic dealings that might influence the independence of a Director. At the meeting held on March 20, 2004, the Board therefore decided on the basis of the information provided by the individuals concerned that four Directors were independent within the terms of art. 3.1 of the Code, namely Giulio Galassi, Mario Mauri, Alberto Sciumè and Antonio Taormina and acknowledged that these same Directors had the requisites for independence established in art. 18.3 of the Finance Consolidation Act.

In the same way, each year that the Board approves the draft financial statements, it will evaluate the independence of each Director based on the information that they provide and, at the time they

are appointed, each Director will have to declare that they comply with the conditions for being considered independent.

In accordance with art. 1.3 of the Code, the following is a list of the Directors of AEM S.p.A. who during 2005 held the position of Director or Statutory Auditor in other companies listed on organised markets in Italy or abroad, in financial, banking or insurance companies or other companies of a significant size:

Giuliano Zuccoli	Edison S.p.A. - Chairman of the Board of Directors Credito Valtellinese S.p.A. - Director ATEL S.A. - Director Edipower S.p.A. - Chairman of the Board of Directors Delmi S.p.A. - Chairman of the Board of Directors Edipower S.p.A. - Chairman of the Board of Directors Transalpina di Energia S.r.l. - Managing Director
Dario Cassinelli	Delmi S.p.A. - Director
Mario Mauri	Edison S.p.A. - Director Cambria Ltd. - Chairman of the Board of Directors Delmi S.p.A. - Director Transalpina di Energia S.r.l. - Director
Paolo Oberti	Delmi S.p.A. - Director
Francesco Randazzo	Delmi S.p.A. - Director
Aldo Scarselli	Edipower S.p.A. - Director
Alberto Sciumè	Brain Force Software S.p.A. – Chairman of the Board of Statutory Auditors G. Raimondi & Co. SIM S.p.A. - Director Finlombarda Gestioni SGR S.p.A. – Chairman of the Board of Statutory Auditors Delmi S.p.A. - Director
Antonio Taormina	Edipower S.p.A. - Director KKG-Kernkraftwerk Gosgen–Daniken AG - Director OFIBLE – Officine Idroelettriche di Blenio - Director RE – Ratia Energie AG – Director SES - Società Elettrica Sopracenerina - Director

The Directors that do not feature in this list have communicated to the Company that they did not hold any of the positions mentioned in art. 1.3 of the Code during 2005.

The Board of Directors holds a central role in the Company's organisation. They have exclusive right to all of the powers laid down in art. 1.2 of the Code. The only Executive Director is the Chairman and Managing Director, Giuliano Zuccoli, who has not been delegated any of the powers laid down in art. 1.2 of the Code.
Moreover, on March 18, 2003 the Board of Directors decided that it would have sole power to review and approve the following types of transactions, even if formally they could be delegated: (i) "particularly significant" transactions carried out with any counterparty, (ii) "particularly significant" transactions with related parties, as identified in the Guidelines on "particularly

significant" related party transactions, as reported below. On March 20, 2006, the Board of Directors approved the updated "Guidelines" reported below in order to bring them into line with the changes introduced by IAS no. 24 concerning the identification of related parties.

Guidelines on "particularly significant" related party transactions – Edition of March 2006

1.Purpose of these "Guidelines"

1.1 These "Guidelines" identify "particularly significant" transactions carried out by AEM S.p.A. and the AEM Group, especially those with "related parties" which according to the Code of Conduct for Listed Companies have to be reviewed and approved in advance by the Board of Directors.

1.2 These "Guidelines" also regulate the procedures for carrying out all transactions with "related parties", quite apart from whether they are "significant" or not, so as to ensure that they are substantially and procedurally correct.

2. Identification of "particularly significant" transactions of the AEM Group.

2.1 The following transactions, carried out with any counterparty, have to be considered "particularly significant" and therefore subject to advance review and approval by the Board of Directors of AEM S.p.A., even if formally subject to delegation:

a) transactions which require the Company to make available to the general public a prospectus or other information prepared in accordance with Consob's instructions;

b) the acquisition or disposal, in any form, of businesses or business divisions, property, plant and equipment or other company property (in terms of "enterprise value") for amounts exceeding € 5,000,000.00 (five million euro);

c) the acquisition or disposal, in any form, of investments for amounts (in terms of enterprise value) exceeding € 5,000,000.00 (five million euro);

d) the incorporation of companies or the creation, in any form, of partnerships or strategic alliances, excluding temporary consortiums, which involve the Company in a financial commitment of more than € 5,000,000.00 (five million euro) or which have a duration of more than three years;

e) the granting of loans or guarantees, secured or unsecured, for amounts exceeding € 5,000,000.00 (five million euro for each transaction;

f) the acceptance of loans, credit lines or other kinds of borrowing for a total amount exceeding € 25,000,000.00 (twenty-five million) for each transaction;

g) making settlements for amounts exceeding € 5,000,000.00 (five million euro);

h) issuing financial instruments.

2.2 Transactions which individually do not exceed the parameters laid down in point 2.1, but which form part of the same strategic plan and are still considered "particularly significant" – and therefore have to be reviewed and approved in advance by the Board of Directors – if, when considered in total, they exceed the above parameters.

2.3 At the time that the Board of Directors reviews and approves all "particularly significant" transactions, it receives from the delegated bodies sufficient information on AEM S.p.A.'s interest in carrying out the transaction, its economic feasibility, and the extent to which it is consistent with the Company's strategic plans.

2.4 The Board of Directors, compatibly with group operations, reviews and evaluates "particularly significant" transactions (i.e. those falling within the parameters mentioned above) in advance, even if they are carried out by a company that is controlled by AEM S.p.A. To this end, the delegated bodies have to make sure that all of the Executive Directors of Group companies are aware of these "Guidelines".

3. "Particularly significant" transactions with related parties.

3.1 Related party transactions, carried out directly or through subsidiaries, are considered "particularly significant" and therefore to be reviewed and approved in advance by the Board of Directors, in the following circumstances:

a) if they are "particularly significant" in accordance with paragraph 2 above; or

b) even if they are not "particularly significant" in accordance with paragraph 2 above, they are worth more than € 5,000,000.00 (five million euro).

However, as an exception to the rule laid down in b), transactions are not considered "particularly significant" if they are carried out within the Group, if they are not atypical or unusual, or if they are in any case carried out at standard terms and conditions.

For the purposes of these "Guidelines", intercompany cash pooling transactions are not considered "particularly significant".

3.2 Transactions are typical or usual if in terms of their object or nature they form part of the normal course of the Company's affairs; they are also considered typical or usual if they do not contain particularly critical elements as regards their characteristics or the risks inherent in the nature of the counterparty at the time they are carried out. Transactions are considered carried out at standard conditions if they are carried out at the same conditions as with any other counterparty.

3.3 The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

a) the Municipality of Milan and the entities controlled directly or indirectly by the Municipality of Milan;

b) entities, directly or indirectly, subject to sole or joint control on the part of AEM S.p.A., and associates of AEM S.p.A.;

c) managers with strategic responsibilities in AEM, meaning those that have the power and the responsibility, directly or indirectly, for planning, management and control of AEM S.p.A.'s business activity (therefore all Directors, executive and non-executive, of AEM S.p.A.; Acting Statutory Auditors; General Managers, if appointed; the Independent Auditors) and entities that are controlled, jointly controlled or significantly influenced by or for which significant voting power in such entities resides with, directly or indirectly, any of these individuals;

d) close members of the family (such as a cohabiting partner and children; the cohabiting partner's children and the dependents of the person or their cohabiting partner) of managers with strategic responsibilities, and entities that are controlled, jointly controlled or significantly influenced by or for which significant voting power in such entities resides with, directly or indirectly, any of these individuals;

e) entities that have the same majority of Directors as AEM S.p.A.

3.4 For the purpose of identifying the notion of "related parties", in accordance with accounting principle IAS 24:

(i) control is the "power to determine financial and operating policies of an entity so as to obtain the benefits of its activity";

(ii) joint control means "sharing control over an economic activity on the basis of agreements";

(iii) an associate (pursuant to para. 2 of IAS 28, as referred to in para. 9 of IAS 24) means an "entity in which the participating company has a considerable influence and which is neither a subsidiary nor a jointly controlled company";

(iv) considerable influence means the "power to participate in the determination of financial and operating policies of an entity without having control of it. Considerable influence can be obtained through the ownership of shares, by means of particular clauses in the articles of association or by special agreements".

4. Rules of conduct in related party transactions

4.1 All transactions, also those carried out through subsidiaries, with related parties - and which therefore have to be reviewed and approved in advance by the Board of Directors - will have to be voted and/or implemented in accordance with set rules of procedural and substantial correctness. "Particularly significant" related party transactions in accordance with para. 3.1 above, which have to be reviewed and approved by the Board of Directors, they have to be adequately informed about the following matters:

a) the relationship between the parties;

b) a general description of the transaction, along with its main contractual and financial conditions;

c) AEM S.p.A.'s interest in carrying out the transaction;

d) the substantial fairness of the transaction.

For transactions that do not have to be reviewed in advance by the Board, the delegated bodies will ensure that such information is kept on file for consultation by the Board of Directors and by individual Directors and Statutory Auditors.

4.2 The Board and – for transactions that do not require advance Board approval – the delegated bodies (where the nature, value and other characteristics of the transaction require it to ensure that the different conditions are not agreed for the transaction from those that would probably have been agreed between non-related parties) will make sure that the transaction is carried out with the help of independent experts of proven professionalism and competence in valuing the assets and providing financial, legal and technical advice.

4.3 In any case, any Director that has an interest, including a potential or indirect interest, in the transaction has to leave the Board meeting at the time of voting, having provided the other Directors with full and timely information on the interest that they have and on any other relevant circumstances.

4.4 An indirect interest is understood as meaning, among other things, an interest that concerns:

a) close members of the Director's family, who potentially could be in a position to influence the Director's decision;

b) or an entity controlled directly or indirectly by the Director.

The Chairman and Managing Director of AEM S.p.A., Giuliano Zuccoli, has the right under the articles of association to represent the Company, with single signature power.
The Board of Directors has granted him the power to implement the annual budget approved by the Board of Directors, as well as wide executive powers regarding the Company's operations.

In practice, at each Board meeting, Mr Zuccoli reports back to the Directors and Statutory Auditors on the work that he has performed in the exercise of the powers delegated to him and on the more important operations in terms of their economic and financial impact. This information is always minuted in detail.
On July 15, 2005 a Consultative Strategy Committee was set up with the task of making non-binding proposals and suggestions to the Board of Directors. These might include matters concerning corporate strategy and general policy, criteria for running of the business and the correct functioning the Company, as well as for the approval of the annual budget and operating plan.
The current members of the Strategy Committee are: Giuliano Zuccoli – Chairman, Mario Mauri, Francesco Randazzo and Aldo Scarselli. Meetings of the committee can be attended, without any right to vote, by the members of the Board of Statutory Auditors and the Deputy Chairman. If explicitly invited by the Chairman, they can also be attended by one or more members of the Board of Directors of AEM S.p.A. and, for consultation purposes only, by managers of the Company or of the Group, advisors and professionals.

From April 29, 2005, the Board of Directors of AEM S.p.A. held seven meetings at which almost all of the Directors and Statutory Auditors were present.

Two Shareholders' Meetings were also held.
As regards the current year, three Board meetings have been held, including the one on March 20, 2006; at present, three other Board meetings have been scheduled to approve the periodic results and announced to the market.
The articles of association do not lay down a minimum frequency for Board meetings. However, the Board of Directors has established that the Chairman should call at least two other Board meetings per year, in addition to the four already scheduled to approve the Company's annual, half-year and quarterly results, setting the date of the various meetings, if possible at regular intervals.

The Chairman has to ensure that each Director and Statutory Auditor has available at least three days prior to each Board meeting adequate information and documentation to discuss the matters on the agenda. In the event of an urgent meeting or matters of particular confidentiality, the information has to be made available to the Directors at least at the start of the meeting.

Without prejudice to any legal obligations, when Directors and Statutory Auditors accept their appointment, they undertake to maintain all documents and information that they acquire as part of their duties totally confidential.
Lastly, the Chairman and Managing Director has to ensure that the Board of Directors is also informed about the main legislative and regulatory changes that affect the Company and its corporate bodies.

Appointment and remuneration of Directors
Art. 16 of AEM S.p.A.'s articles of association state that the Company is managed by a Board of Directors of not less than 7 and not more than 9 members, including the Chairman. The shareholders' meeting decides how many there should be within these limits. Art. 16 of AEM S.p.A.'s articles of association also gives the Municipality of Milan the right to appoint a number of Directors directly, in proportion to the amount of its shareholding, rounding down to the nearest unit in the event of a fraction. In any case, the Municipality of Milan cannot appoint more than a quarter of the total number of Directors to be elected, rounding down to the nearest unit in the event of a fraction. The Directors appointed directly by the Municipality of Milan can only be revoked by the Municipality of Milan.
The Directors not appointed by the Municipality of Milan are elected by the shareholders' meeting on the basis of lists presented by the outgoing Directors or by shareholders representing at least one percent of the shares with voting rights at ordinary shareholders' meetings. In particular, each shareholder, including the Municipality of Milan, can present or participate in presenting one list only. Six tenths of the Directors to be elected will be taken, in the order in which they are listed, from the list that obtained the highest number of votes (rounding down to the nearest unit in the event of a fraction). The other Directors to be appointed will be taken, in the order with which they are listed, from the list that obtained the next highest number of votes.

Considering that the appointment of Directors is amply regulated by the articles of association, the Board has decided not to create a Nominations Committee.

The last time that Directors were appointed, on April 29, 2005, a single list was deposited at head office, including, among other things, the CV of each candidate, even if not required by the articles of association. In accordance with the articles of association, the list was deposited at the head office twenty days prior to the shareholders' meeting and published by means of an announcement in two national newspapers.
Each Director receives a fixed annual compensation that is decided by the shareholders' meeting.
The Chairman and the Managing Director receive an annual remuneration consisting of a fixed part and a variable part, linked to targets established by the Board of Directors, as proposed by the Compensation Committee.

To date, no stock-option plans have been introduced, neither for the Directors, nor for the employees.

On March 22, 2001, the Board of Directors created within itself a Compensation Committee consisting of two non-executive directors, with the task of making proposals to the Board for the Chairman's remuneration; this Committee, plus the Chairman, has the task of making proposals to the Board for the remuneration of Directors who hold particular positions or who have been entrusted with special responsibilities.
On March 18, 2003, pursuant to the articles of association, the Board also decided that the Compensation Committee had the power to make proposals regarding the introduction of stock-option plans or the assignment of shares to the Managing Directors and the Company's Senior Managers.
Since May 22, 2005, the Non-Executive Directors' Committee consists of Aldo Scarselli and Mario Mauri, as well as the Chairman and Managing Director Giuliano Zuccoli, when matters other than his remuneration are being discussed.
The Committee held three meetings during since June 22, 2005 which gave rise to the proposal for the remuneration of the Chairman, Managing Director and Deputy Chairman, which was subsequently approved by the Board of Directors.

The Internal Control System
The Board of Directors is of the opinion that the internal control system, as defined in art. 9.1 of the Code, is of fundamental importance for the governance and proper management of the Company and of the Group. The Board therefore approved the following "Guidelines for the AEM Group's Internal Control System".

Guidelines for the AEM Group's Internal Control System

1. The AEM Group's Internal Control System: general policy guidelines and methods of identifying the main risks.
1.1 The Internal Control System of AEM (the "Company") and of the AEM Group is a process that involves the Board of Directors, the heads of department and the entire staff, the purpose being to monitor compliance with the Company's strategies and achievement of the following objectives:
a) effectiveness and efficiency of corporate processes (administration, production, distribution, etc.);
b) quality and reliability of economic and financial information;
c) compliance with laws and regulations, as well as company rules and procedures;
d) safeguarding corporate assets and protection from losses.
1.2 The controls involve, in different roles and as part of their respective competences, the administrative bodies (Board of Directors, Internal Control Committee, Delegated Bodies), the Board of Statutory Auditors, the Head of Internal Control and all personnel: they are required to comply with the instructions and principles contained in these Guidelines to the Internal Control System of the Company and of the AEM Group (hereafter "Guidelines").
It is exclusively up to the Board of Directors to approve the strategies and policies for managing the principal risks of the Company and of the AEM Group.
1.3 The Internal Control System of the Company and of the AEM Group (in the awareness that no control process can, in absolute terms, protect the Company from risks that are inherent to the business, nor from the possibility that fraudulent violations of the law, regulations or company procedures, human error or extraordinary events may cause damage the Company and the Group) has to:
- ensure the necessary separation between operating and control functions, which means that it should be structured in such a way as to avoid or reduce to the minimum situations of conflict of interest in the assignment of duties;

- facilitate the identification, measurement and suitable monitoring of the risks taken on by the Company and by the AEM Group;
- establish control activities at each operating level and clearly identify all tasks and responsibilities, especially during supervisory stages and whenever there is an intervention to correct any irregularities that are found;
- ensure reliable IT systems and suitable reporting at the various levels where control functions have been attributed;
- guarantee that any anomalies that are found are reported on a timely basis and brought to the notice of those at a suitable level within the firm;
- permit the recording of all operating events, especially all transactions with an adequate degree of detail, ensuring their correct allocation from a timing point of view.

1.4 The Internal Control System of the Company and of the AEM Group is subject to periodic review and checks, taking into account changes in the Company's operations and market scenario.

1.5 The Internal Control System of the Company and of the AEM Group has to permit timely action to be taken to cope with the various kinds of risk to which the Company and the AEM Group may be exposed over time (e.g. operating, market, liquidity, credit, regulatory, employee fraud and disloyalty, legal, reputation, etc.).

1.6 The Internal Control System of the Company and of the AEM Group has to make it possible to identify, measure and control the level of exposure of the Company and of all the other companies in the AEM Group to the various risk factors, as well as to manage the overall risk exposure, bearing in mind: (i) possible correlations that might exist between the various risk factors; (ii) the high probability that a certain type of risk could materialise; (iii) the impact that a particular risk could have on operations; (iv) the extent of the risk taken as a whole.

1.7 The Internal Control System of the Company and of the AEM Group has to provide for, among other things, suitable procedures to highlight anomalous situations that could represent indicators of inefficiency in the measurement and risk control systems, as well as in other areas.

1.8 In line with the general principles of the Internal Control System of the Company and of the AEM Group, this is without prejudice to the provisions of AEM's Internal Organisation Model adopted in accordance with Decree no. 231/2001 for the prevention of the criminally illicit acts envisaged therein.

2. Responsibility for control processes

2.1 The following are the persons or bodies responsible for control, monitoring and supervisory activities at the Company and the AEM Group, each according to their respective duties as laid down in these Guidelines and in compliance with current law or regulations and with the recommendations of the Code of Conduct for Listed Companies (revised edition of July 2002):

a) the Board of Directors;
b) the Delegated Bodies;
c) the Internal Control Committee;
d) the Head of Internal Control (who is also the acting Head of Internal Auditing);
e) the Board of Statutory Auditors.

3. Board of Directors

3.1 The Board of Directors has final responsibility for the Internal Control System, which means that it has to:

a) promote a corporate culture that enhances the value of the control function at all levels of the company;

b) establish and update the principles and instructions contained in these Guidelines, with the help of the Internal Control Committee;

c) approve the risk management strategies and policies of the Company and of the AEM Group at least once a year (at the Board meeting that approves the draft financial statements). It does this based on the analysis carried out by the Delegated Bodies as per paragraph 5.1 b) below and with the help of the Internal Control Committee which, for this purpose, reports to the Board on the state of the Internal Control System considering the factors that could generate risks for the Company and for the Group;

d) verify at least twice a year (at the Board meetings that approve the draft financial statements and the half-yearly report) the adequacy and effective functioning of the Internal Control System, ensuring, with the help of the Internal Control Committee, that:

- duties and responsibilities are allocated in a clear and appropriate manner;
- all control functions, especially the Head of Internal Control, are provided with adequate resources to carry out their duties and enjoy a suitable degree of autonomy within the organisation. The Head of Internal Control, in any case, has to be guaranteed independence from the heads of the various operating areas.

If weaknesses or anomalies arise, the Board of Directors has to adopt suitable remedies on a timely basis.

3.2 In compliance with the principles and directives contained in these Guidelines, the Board of Directors can outsource the performance of specific controls in the various operating areas of the Company and of the AEM Group.

4. Internal Control Committee

4.1 The Internal Control Committee, which consists of three non executive directors, most of whom are "independent" as defined in the Code of Conduct for Listed Companies, has propositive and consultative functions and, in particular:

a) helps the Board of Directors identify and update the principles and instructions contained in these Guidelines;

b) helps the Board of Directors evaluate the adequacy and effective functioning of the Internal Control System to ensure that the company's main risks are correctly identified and suitably managed. In this connection, it reports to the Board of Directors: (i) at least twice a year (at the Board meetings that approve the draft financial statements and the half-yearly report) on its activities and on the adequacy and effective functioning of the Internal Control System; (ii) at least once a year (at the Board meeting that approves the draft financial statements) on the state of the Internal Control System considering the factors that could generate risks for the Company and for the Group;

c) receives and evaluates the reports of the Head of Internal Control;

d) receives and evaluates the annual work plan prepared by the Head of Internal Control;

e) can, at any moment in time, invite the Head of Internal Control to report on its activities and on the state of the Internal Control System. The Internal Control Committee can also, at any moment in time, ask the Head of Internal Control to hand over a copy of the documentation kept on file as required by these Guidelines;

f) perform any other duties assigned to it by the Board of Directors.

5. Delegated Bodies

5.1 The Delegated Bodies, with the help of the Head of Internal Control:

a) are responsible for designing, managing and monitoring an Internal Control System which, in accordance with these Guidelines, ensures efficient and effective supervision of the company's risks. In particular:

- identify the factors that could generate risks for the Company or other AEM Group companies, also in light of any changes in internal or external conditions in which they operate, taking into consideration operational trends and variances from budget;
- define the duties of each operating unit involved in control functions, ensuring that the various activities are managed by qualified personnel with suitable experience and skills. In this ambit, any areas of potential conflict of interest have to be identified and reduced to the minimum;
- establish effective communication channels to ensure that all employees are aware of the policies and procedures relating to their own duties and responsibilities;
- define the information flows to ensure full awareness and governability of all corporate matters;

b) at least once a year (at the Board meeting that approves the draft financial statements) and any other time that they consider it necessary or opportune depending on the circumstances, as in the case where significant new risks arise or there is a significant increase in the probability of certain risks, submit the principal company risks for the review and evaluation of the Board of Directors, together with an overview of the controls carried out or planned for their prevention, reduction and management in an effective and efficient way, to enable the Board of Directors to take a decision, based on adequate information and awareness of the situation, regarding the strategies and policies for managing the principal risks of the Company and of the AEM Group;

c) ensure that the Head of Internal Control is independent and autonomous from the various heads of the operating areas and that he has suitable resources to perform his duties effectively.

6. Head of Internal Control

6.1 The Head of Internal Control is the temporary head of the Company's Internal Auditing function; in carrying out his duties, he makes use of the other Auditors of the Internal Auditing function, which has to be made up of suitable personnel in terms of quality and quantity.

6.2 The Head of Internal Control and the other Auditors can perform their checks at all companies of the AEM Group and have access to all of their activities and related documentation. If the Company or other AEM Group companies decide to outsource particular audit checks, the Head of Internal Control also has access to the documentation produced by those appointed to do the work.

6.3 The Head of Internal Control also has the task, among other things, of checking that internal procedures are suitable to ensure adequate control over the principal risks of the Company and of the AEM Group; he also helps the Company and the AEM Group to identify and evaluate their major risk exposures.

The Head of Internal Control performs his duties by carrying out random test checks on the processes being audited.

6.4 The Head of Internal Control:

a) by February 15 of each year, explains his proposed annual work plan to the Internal Control Committee to give the committee members a chance to make any suggestions;

b) helps the Delegated Bodies in designing, managing and monitoring the Internal Control System and in identifying the various risk factors;

c) programmes and carries out the direct and specific control activity in line with the annual work plan at the Company and all of the other AEM Group companies, in order to locate any weaknesses of the Internal Control System in the various areas of risk;

d) check that the rules and procedures laid down for the control processes are complied with and that all persons and bodies involved operate in accordance with set objectives. In particular:

- check the reliability of information flows, including automatic data processing and accounting systems;
- verify as part of the work plan that the procedures adopted by the Company and the AEM Group ensure compliance with current law and regulations;

e) perform checks on any specific irregularities whenever he considers it opportune or on the request of the Board of Directors, Internal Control Committee, Delegated Bodies or Board of Statutory Auditors;
f) ascertain, in ways considered most suitable, that any anomalies found in the control system have been removed;
g) keep on file, in an orderly fashion, all of the documentation relating to the work performed; this documentation has to be made available on request to the other people and bodies responsible for control processes, as mentioned in art. 2.
h) reports the results of his control activity in specific audit reports that are sent to the Delegated Bodies and by them to the Internal Control Committee, the Board of Statutory Auditors and the head of the function being audited; whenever checks are carried out at Group companies, the audit reports also have to be sent to the pertinent bodies of the company concerned. Moreover, in light of the results of the audit checks, together with the company risk analysis, he has to identify any weaknesses in the Internal Control System and propose corrective measures; the weaknesses encountered and the corrective measures proposed are explained in the audit reports;
i) prepare in the first and third quarters of each year a quarterly summary of the main observations made during the period, while at the end of the second and fourth quarters he has to prepare a summary of the main observations made respectively during the first half and during the entire year. This has to be done in time for the Internal Control Committee to perform its duties as per art. 4.1 b) (i). The annual report also contains an update of the company risks that have emerged and has to be delivered by February 15 of the following year;
l) informs the following bodies of the work that he has performed, sending them all of the reports mentioned in paragraph I) above:
- the Company's Delegated Bodies;
- the Internal Control Committee, at whose meetings he takes part on the invitation of the Committee members;
- the Board of Statutory Auditors, at whose meetings he takes part on the invitation of the Chairman;
m) in the event of critical aspects that suggest urgent action, he informs the Delegated Bodies, the Internal Control Committee and the Board of Statutory Auditors without delay, to update them on the results of his control activity.

7. Board of Statutory Auditors

7.1 The law gives the Board of Statutory Auditors the task of supervising compliance with the principles of correct administration and the adequacy of the company's organisational structure, for the aspects falling within its field of competence, as well as its Internal Control System and accounting system, and the latter's reliability in representing the company's operations.
In particular, to help it carry out its duties, the Board of Statutory Auditors:
a) takes part in meetings of the Board of Directors;
b) takes part in meetings of the Internal Control Committee;
c) carries out autonomous assessments of the effectiveness and functioning of the Internal Control System and if necessary makes recommendations to the pertinent bodies in order to promote improvements to the system;
d) receives all of the reports from the Head of Internal Control and can ask him to present the results of his work at the periodic control meetings in order to assess the efficiency of the Internal Control System directly and autonomously.
7.2 In performing its duties, the Board of Statutory Auditors makes use of all units that carry out control functions, above all the Internal Auditing departments, compatibly with their own work programmes. Moreover, the Board of Statutory Auditors can always ask the Independent Auditors for all of the data and information that might be of use in its own audit work.

8. Employees

8.1 All employees of the Company and of other AEM Group companies AEM, each according to their area of responsibility, are obliged to help in making sure that the Internal Control System functions properly. Whoever finds a fault in the system should inform their superior, who in turn should inform the Head of Internal Control as soon as possible.

The Internal Auditing function, which reports directly to the Chairman and Managing Director, covers the entire AEM Group and consists of a head of department and six other auditors. It has the task of evaluating and contributing towards improvements in risk management, control and governance, verifying the internal control system in terms of operational efficiency and effectiveness, safeguarding company assets and ensuring compliance with laws, regulations, internal procedures and contracts.
The Head of Internal Control is currently the temporary Head of Internal Auditing. In this connection, he enjoys complete autonomy from the heads of the various operating areas, with whom he has no hierarchical ties.

On March 22, 2001, the Board of Directors set up the Internal Control Committee; on March 18, 2003, in accordance with art. 10.2 of the Code, it integrated and/or amended its functions, as follows:
1) the Committee assists the Board of Directors in setting and updating the "Guidelines" to the Internal Control System, in assessing its adequacy and effective functioning, and in carrying out the risk analysis that is then submitted by the Managing Director for the Board's review;
2) evaluates the work plan prepared by the Head of Internal Control and receives his periodic audit reports;
3) evaluates together with the company's administration managers and Independent Auditors the adequacy of the accounting principles used, as well as their consistency for consolidation purposes;
4) evaluates the offers made by various auditing firms bidding for the engagement, as well as their audit plan and the results of their work as explained in the audit report and management letter;
5) reports to the Board, at least every six months (at the meetings that approve the financial statements and half-yearly report) on its activities and on the adequacy of the Internal Control System;
6) carries out any other duties assigned to it by the Board of Directors, particularly as regards dealings with the Independent Auditors.

From June 22, 2005 the Committee held two meetings, to which the members of the Board of Statutory Auditors were also invited. In light of its activities, the Committee expressed a positive opinion regarding the adequacy of the accounting principles used to prepare the statutory and consolidated financial statements, and of the internal control system.
From June 22 and up to September 9 2005, the Internal Control Committee - which in accordance with art. 10.1 of the Code has to be made up of non executive directors, most of whom have to be independent - consists of Alberto Sciumè (coordinator), Dario Cassinelli and Umberto Quadrino. Following the resignation of Mr. Quadrino, at the meeting of September 29, 2005 the Board of Directors appointed the director Luigi Galassi as a member of the Internal Control Committee which currently consists of: Alberto Sciumè (coordinator – independent Director), Dario Cassinelli (non-independent Director) and Luigi Galassi (independent Director).

Related party transactions
As regards the procedures adopted to ensure compliance with the rules of fairness in related party transactions, reference should be made to the Guidelines on "particularly significant" related party transactions included in this Report.

Handling confidential information

Already from March 2001, the Board of Directors of AEM S.p.A. approved and adopted a procedure for the publication of important information. It details how public announcements regarding the Company are to be made and how Company documents are to be published, especially if they contain price sensitive information (the "Procedure").

During the meeting held on March 20, 2006, the Board of Directors approved a new Procedure which regulates information flows and lays down who is responsible for the various corporate functions that handle important information; it also includes specific instructions for the subsidiaries. The Procedure introduced the role of the Information Manager, who is responsible for seeing that the Procedure is applied properly; This role is currently filled by the Head of General Affairs at the parent company.

Investor relations

The Investor Relations Department reports directly to the Chairman and the Managing Director.. The head of this department has the task of fostering good relations with the shareholders and with institutional investors.

The Board of Directors has postponed the adoption of Regulations for Shareholders' Meetings for the time being, as the Board does not yet believe that the conditions exist for such Regulations to be of use to the Company.

AEM S.p.A.'s Internal Organisational Model (Decree no. 231 of June 8, 2001) and Ethical Code of the AEM Group.

Decree 231/2001 introduced into the Italian criminal law system the concept of administrative liability of legal entities, companies and associations. In particular, it introduced the concept of criminal liability on the part of entities for certain crimes committed in the interest of or to the advantage of such entities by persons who perform representative, administrative or management functions on behalf of the entity or one of its units with financial and functional autonomy; this also applies to persons who effectively manage and control the entity or unit and those who perform such functions under the direction or supervision of one of the persons mentioned above. Crimes of this sort are considered particularly serious if they against the Public Administration or if they are committed in the interest of the companies concerned.

However, arts. 6 and 7 of Decree 231/2001 provide for a form of exemption from liability if (i) the entity shows that it had adopted and effectively introduced, before the commission of the crime, adequate systems of organisation, management and control to avoid the crimes mentioned in the decree taking place; and (ii) the task of monitoring these models to ensure that they function properly and are kept up-to-date was entrusted to a unit within the entity with autonomous powers of initiative and control.

To this end, on January 23, 2003, the Board of Directors adopted AEM's "Internal Organisation Model (as per Decree 231 of June 8, 2001)" ("IOM") in order to create a structured and organic system of advance control procedures and activities as required by Decree 231/2001, by identifying the areas most exposed to the possibility of crime and introducing suitable procedures to lower the risk.

In accordance with the IOM, the Board set up an Internal Supervisory Committee, made up of the temporary Heads of Internal Auditing, General Affairs and Human Resources and Industrial Relations of AEM S.p.A. This Committee was given the task of supervising the proper functioning, effectiveness and observance of the IOM, to ensure that it is updated, and any other tasks and functions foreseen by it, including that of reporting back periodically to the corporate bodies of AEM S.p.A. regarding implementation of the IOM.

To integrate and reinforce the Internal Organisational Model, the Company has introduced a Code of Ethics, which was approved by the Board of Directors at the meeting on March 16, 2005, with the purpose, among other things, of encouraging and promoting a higher standard of

professionalism and to avoid behaviour that differs from the interests of the Company or deviant with respect to the law.

Statutory Auditors

As per art. 22 of the articles of association, the Municipality of Milan has the right to appoint a certain number of Statutory Auditors directly in proportion to the amount of its shareholding, though they cannot exceed two acting and one substitute auditor in any case.

The other statutory auditors are appointed on the basis of a voting list mechanism as per art. 16 of the articles of association.

AEM S.p.A.'s current Board of Statutory Auditors came into office on April 29, 2005 and will expire on approval of the 2007 financial statements. On that occasion, two voting lists were deposited at the head office, accompanied by the CVs of the candidates, even though this was not required by the articles. In accordance with the articles of association, the lists were deposited at the head office twenty days prior to the shareholders' meeting and published by means of an announcement in two national newspapers.

One of the three acting members and one substitute were appointed directly by the Municipality of Milan, while two acting member and one substitute were elected by the Shareholders' Meeting.

The Board of Statutory Auditors is currently made up as follows:

Alfredo Fossati – Chairman	appointed by the Municipality of Milan
Salvatore Rino Messina – Acting Statutory Auditor	elected by the Shareholders' Meeting
Luigi Carlo Spadacini – Acting Statutory Auditor	elected by the Shareholders' Meeting
Renato Ravasio - Substitute Statutory Auditor	elected by the Shareholders' Meeting
Giovanni Nicola Rocca - Substitute Statutory Auditor	appointed by the Municipality of Milan

The following are the positions of director or statutory auditor held in other companies listed on organised markets in Italy during 2005 by the statutory auditors of AEM S.p.A.:

Alfredo Fossati	Mittel S.p.A. - Acting Statutory Auditor
Luigi Carlo Spadacini	Retelit S.p.A. - Acting Statutory Auditor

The other Statutory Auditors have informed the Company that they did not hold the position of Director or Statutory Auditor in any other company listed on organised Italian markets during 2005.

TABLE 1: STRUCTURE OF THE BOARD OF DIRECTORS AND OF THE VARIOUS COMMITTEES

Board of Directors							Internal Control Committee		Compensation Committee		Nominations Committee (if any)		Executive Committee (if any)	
	Members	Executive	Non-Executive	Independent	****	Number of other positions **	***	****	***	****	***	****	***	****
Chairman and Managing Director	Giuliano Zuccoli	X			100	6			X	100	=	=	=	=
Deputy Chairman	Alberto Sciumè		X	X	100	4	X	100			=	=	=	=
Director	Dario Cassinelli		X		100	1	X	100			=	=	=	=
Director	Luigi Galassi		X	X	100	=	X[1]	100			=	=	=	=
Director	Mario Mauri		X	X	85	4			X	100	=	=	=	=
Director	Paolo Oberti		X		85	1					=	=	=	=
Director	Francesco Randazzo		X		100	1					=	=	=	=
Director	Aldo Scarselli*		X		100	1			X	100	=	=	=	=
Director	Antonio Taormina*		X	X	28	5					=	=	=	=

Number of meetings held during the year	**Board of Directors (from April 29 2005): 7**	**Internal Control Committee (from June 22 2005): 2**	**Compensation Committee (from June 22 2005): 3**	**Nominations Committee: =**	**Executive Committee: =**

[1] Luigi Galassi is a member of the Internal Control Committee from September 29, 2005.

NOTES

* An asterisk means that the director in question was appointed from a minority list.

** This column shows the number of positions as Director or Statutory Auditor that the person holds in other companies listed on organised markets in Italy or abroad or in finance companies, banks, insurance companies or other companies of a certain size. The positions are shown in full in the Report on Corporate Governance.

*** An "X" in this column means that the Board member in question is a member of this particular committee.

**** This column shows in percentage terms how frequently the directors took part in Board and Committee meetings.

TABLE 2: BOARD OF STATUTORY AUDITORS

Position	Members	Percentage attendance at meetings of the Board of Statutory Auditors	Number of other positions**
Chairman	Alfredo Fossati	100	1
Acting Statutory Auditor	Salvatore Rino Messina	100	=
Acting Statutory Auditor	Luigi Carlo Spadacini*	90	1
Substitute Statutory Auditor	Ravasio Renato *	=	=
Substitute Statutory Auditor	Giovanni Nicola Rocca	=	=
Number of meetings held during the year (from April 29 2005): 11			
Indicate the quorum required for minority shareholders to present voting lists for the election of one or more acting members (as per art. 148 of the Finance Consolidation Act): 1%			

NOTES

* An asterisk means that the statutory auditor was appointed on a minority list.

**This column shows the number of positions as Director or Statutory Auditor that the person holds in other companies listed on organised markets in Italy. The positions are shown in full in the Report on Corporate Governance.

TABLE 3: OTHER RECOMMENDATIONS MADE BY THE CODE OF CONDUCT

	YES	NO	Reasons (in brief) for any variance from the Code's recommendations
System of delegated powers and related party transactions			
Has the Board delegated the following powers, defining their:			
a) limits	X		
b) how they are to be exercised	X		
c) and reporting frequency?	X		
Has the Board reserved the right to review and approve particularly large transactions in terms of their economic or financial impact (including related party transactions)?	X		
Has the Board laid down guidelines and criteria for identifying "significant" transactions?	X		
Are these guidelines and criteria explained in the report?	X		
Has the Board laid down specific procedures for the review and approval of related party transactions?	X		
Are the procedures for approving related party transactions explained in the report?	X		
Procedures for the latest appointment of directors and statutory auditors			
Were the directors' candidatures deposited at least ten days prior to the meeting?	X		
Were the directors' candidatures accompanied by adequate information?	X		
Were the directors' candidatures accompanied by an indication of whether they would qualify as independent?	X		
Were the statutory auditors' candidatures deposited at least ten days prior to the meeting?	X		
Were the statutory auditors' candidatures accompanied by adequate information?	X		

Shareholders' meetings			
Has the Company approved Regulations for Shareholders' Meetings?		X	The Board of Directors has postponed the adoption of Regulations for Shareholders' Meetings for the time being, as the Board does not yet believe that the conditions exist for such Regulations to be of use to the Company.
Are the Regulations attached to the report (or indicated where they can be obtained/downloaded)?		X	
Internal control			
Has the Company appointed the people who are in charge of internal control?	X		
Are these people independent from those in charge of the operating areas?	X		
Unit in charge of internal control (as per art. 9.3 of the Code)	Internal Auditing		
Investor relations			
Has the Company appointed someone to be in charge of investor relations?	X		
Unit and the contact details (address/telephone/fax/e-mail) of the person in charge of investor relations	Investor relations (Corso di Porta Vittoria 4, 20122 – Milan; tel. 02/7720.3879; fax 02/7720.3375; e-mail ir@aem.it)		

ATTACHMENTS

AEM S.p.A.

Attachment 1 Balance sheet - Resolution no. 310/01

Code	Item	Electricity Activities	Gas Activities	Miscellaneous activities	Shared Operating Functions	Common Services a-d
A.B	**B) NON-CURRENT ASSETS**					
A.B.I	**I - INTANGIBLE ASSETS**					
A.B.I.1	Start-up and expansion costs					
A.B.I.3	*Industrial patents and intellectual property rights*					
A.B.I.4	Concessions, licences, trademarks and similar rights	269,419				
A.B.I.6	Construction in progress and advances					
A.B.I.7	Other					1,580,530
A.B.I.T	**TOTAL INTANGIBLE ASSETS**	**269,419**				**1,580,530**
A.B.II	**II - PROPERTY, PLANT AND EQUIPMENT**					
A.B.II.1	Land and buildings	39,837,788				
A.B.II.2	Plant and machinery	545,595,861				
A.B.II.3	Industrial and commercial equipment	624,886				
A.B.II.4	Other property, plant and equipment	112,525				
A.B.II.5	Construction in progress and advances	175,216,453				
A.B.II.T	**TOTAL PROPERTY, PLANT AND EQUIPMENT**	**761,387,513**				
A.B.III	**III - LONG-TERM FINANCIAL ASSETS**					
A.B.III.1	Investments in :					
A.B.III.1	*subsidiaries*					
A.B.III.1	*associates*					
A.B.III.1	*other companies*					
A.B.III.1	Total investments					
A.B.III.2	Receivables:					
A.B.III.2	*from associates*					*1,055,062*
A.B.III.2	*from others*	*11,429*				*230,001*
A.B.III.2	Total receivables	11,429				1,285,063
A.B.III.3	Other securities					
A.B.III.4	Treasury shares					
A.B.III.T	**TOTAL LONG-TERM FINANCIAL ASSETS**	**11,429**				**1,285,063**
A.B.T	**TOTAL NON-CURRENT ASSETS**	**761,668,361**				**2,865,593**
A.C	**C) CURRENT ASSETS**					
A.C.I	**I - INVENTORIES**					
A.C.I.1	Raw, ancillary and consumable materials	714,649				
A.C.I.T	**TOTAL INVENTORIES**	**714,649**				
A.C.II	**II - RECEIVABLES:**					
A.C.II.1	from users and customers	13,547,250		-38,553		
A.C.II.2	from subsidiaries	43,602,329		12,547,496		391,177,517
A.C.II.3	from associates	33,157		64,878		12,001,588
A.C.II.4	from parent companies			49,672,556		
A.C.II.4.	Taxes receivable	-32,728,997				30,076,918
A.C.II.4.	Deferred tax assets	16,265,297				16,237,888
A.C.II.5	from others	3,409,605		392,382		119,195
A.C.II.6	transactions between divisions of the same company	751,910				
A.C.II.T	**Total receivables**	**44,880,550**		**62,638,759**		**449,613,106**
A.C.III	**III - CURRENT FINANCIAL ASSETS**					
A.C.III.6	Other securities					
A.C.III.T	**TOTAL CURRENT FINANCIAL ASSETS**					
A.C.IV	**IV - LIQUID FUNDS**					
A.C.IV.1	Bank and postal deposits					
A.C.IV.3	Cash and cash equivalents					
A.C.IV.T	**TOTAL LIQUID FUNDS**					
A.C.T	**TOTAL CURRENT ASSETS**	**45,595,199**		**62,638,759**		**449,613,106**
A.D	**ACCRUED INCOME AND PREPAID EXPENSES**					
A.D.a	Accrued income					206,768
A.D.b	Prepaid expenses	21,934				22,398,841
A.D.T	**TOTAL ACCRUED INCOME AND PREPAID EXPENSES**	**21,934**				**22,605,609**
A.E.T	**TOTAL ASSETS**	**807,285,495**		**62,638,759**		**475,084,308**

Common Services e-k	Common Services not attributable	Total common services	Total	PNA	Eliminations	Total
14,871,545		14,871,545	14,871,545			14,871,545
1,017,456		1,017,456	1,286,875			1,286,875
623,914		623,914	623,914			623,914
2,464,431		4,044,961	4,044,961			4,044,961
18,977,345		**20,557,876**	**20,827,295**			**20,827,295**
50,228,708		50,228,708	90,066,496			90,066,496
6,673,943		6,673,943	552,269,804			552,269,804
2,901,630		2,901,630	3,526,516			3,526,516
9,504,150		9,504,150	9,616,676			9,616,676
1,413,067		1,413,067	176,629,520			176,629,520
70,721,499		**70,721,499**	**832,109,012**			**832,109,012**
				2,372,152,613		*2,372,152,613*
				82,396,956		*82,396,956*
				450,202,696		*450,202,696*
				2,904,752,265		2,904,752,265
		1,055,062	*1,055,062*			*1,055,062*
3,663		*233,664*	*245,093*			*245,093*
3,663		1,288,726	1,300,155			1,300,155
				81,097		81,097
				22,756,324		22,756,324
3,663		**1,288,726**	**1,300,155**	**2,927,589,686**		**2,928,889,841**
89,702,507		**92,568,100**	**854,236,462**	**2,927,589,686**		**3,781,826,148**
			714,649			714,649
			714,649			**714,649**
	651,998	651,998	14,160,696			14,160,696
	102,941,718	494,119,235	550,269,060			550,269,060
	537,950	12,539,538	12,637,572			12,637,572
			49,672,556			49,672,556
22,778,344		52,855,262	20,126,265			20,126,265
4,307,510		20,545,398	36,810,695			36,810,695
51,763	2,585,618	2,756,576	6,558,563			6,558,563
	17,362,203	17,362,203	18,114,113		-18,114,113	
27,137,617	**124,079,487**	600,830,210	**708,349,520**		**-18,114,113**	**690,235,407**
				2,706		2,706
				2,706		**2,706**
				13,377,130		13,377,130
				165,596		165,596
				13,542,726		**13,542,726**
27,137,617	**124,079,487**	**600,830,210**	**709,064,169**	**13,545,432**	**-18,114,113**	**704,495,488**
		206,768	206,768			206,768
301,241		22,700,082	22,722,016			22,722,016
301,241		**22,906,850**	**22,928,784**			**22,928,784**
117,141,365	**124,079,487**	**716,305,161**	**1,586,229,414**	**2,941,135,119**	**-18,114,113**	**4,509,250,420**

		Electricity Activities	Gas Activities	Miscellaneous activities	Shared Operating Functions	Common Services a-d
P.A	**A) SHAREHOLDERS' EQUITY**					
P.A.I	I - SHARE CAPITAL					
P.A.IV	IV - LEGAL RESERVE					
P.A.V	V - RESERVE FOR TREASURY SHARES IN PORTFOLIO					
P.A.VII	VII - OTHER RESERVES					
P.A.VII.	*Extraordinary reserve*					
P.A.VII.	*Other reserves*					
P.A.VII.'	Total other reserves					
	IX - NET PROFIT (LOSS) FOR THE YEAR					
P.A.T	**TOTAL SHAREHOLDERS' EQUITY**					
P.B	**B) RESERVES FOR RISKS AND CHARGES**					
P.B.2	Taxation	16,310,342				16,282,857
P.B.3	Other provisions	34,590,911				21,557,683
P.B.T	**TOTAL PROVISIONS FOR RISKS AND CHARGES**	**50,901,253**				**37,840,540**
P.C	**C) RESERVE FOR SEVERANCE INDEMNITIES**	**12,087,282**				**7,568,585**
P.D	**D) PAYABLES**					
P.D.1	Ordinary bonds					
P.D.3	Due to banks					
P.D.3.a	*Short-term bank borrowings*					
P.D.3.b	*Long-term payables to banks*					
P.D.3.T	Total due to banks					
P.D.5	Advances	1,065		28,509,272		
P.D.6.I	TRADE PAYABLES					
P.D.6	*Trade payables*	*60,628,582*		*1,282,683*		*23,330,809*
P.D.6.c	*Payables for transactions between divisions of the same company*	*12,389,314*		*4,972,890*		*424,681*
P.D.6.T	TOTAL TRADE ACCOUNTS PAYABLE	73,017,895		6,255,573		23,755,490
P.D.8	Due to subsidiaries	3,295,715		31,820,888		105,803,931
P.D.9	Due to associates	670,691		26,778		1,279,619
P.D.10	Due to parent companies					70,666,798
P.D.11	Taxes payable	29,661,212				14,367,418
P.D.12	Due to social security institutions	931,179				5,687,462
P.D.13	Other payables	1,682,748				7,428,436
P.D.T	**TOTAL PAYABLES**	**109,260,506**		**66,612,512**		**228,989,153**
P.E	**E) ACCRUED EXPENSES AND DEFERRED INCOME**					
P.E.2	Deferred income	42,303				
P.E.T	**TOTAL ACCRUED EXPENSES AND DEFERRED INCOME**	**42,303**				
P.F.T	**TOTAL LIABILITIES AND EQUITY**	**172,291,344**		**66,612,512**		**274,398,277**

Common Services e-k	Common Services not attributable	Total common services	Total	PNA	Eliminations	Total
				936,024,648		936,024,648
				85,152,316		85,152,316
				22,756,324		22,756,324
				912,536,520		*912,536,520*
				2,985		*2,985*
				912,539,505		912,539,505
				168,140,292		168,140,292
				2,124,613,086		**2,124,613,086**
4,319,439		20,602,297	36,912,639			36,912,639
6,816,184	39,849,300	68,223,166	102,814,077			102,814,077
11,135,623	**39,849,300**	**88,825,463**	**139,726,716**			**139,726,716**
2,393,062		**9,961,646**	**22,048,929**			**22,048,929**
				500,000,000		500,000,000
				581,093,579		*581,093,579*
				717,413,824		*717,413,824*
				1,298,507,403		1,298,507,403
			28,510,337			28,510,337
17,977,049		*41,307,858*	*103,219,122*			*103,219,122*
327,229		*751,910*	*18,114,113*		*-18,114,113*	
18,304,278		42,059,767	121,333,235		-18,114,113	103,219,122
2,383,979		108,187,910	143,304,513			143,304,513
985,982		2,265,601	2,963,071			2,963,071
148,674		70,815,471	70,815,471			70,815,471
4,366,941		18,734,359	48,395,571			48,395,571
1,798,281		7,485,743	8,416,922			8,416,922
4,069,318		11,497,754	13,180,502			13,180,502
32,057,453		**261,046,606**	**436,919,622**	**1,798,507,403**	**-18,114,113**	**2,217,312,912**
393,441		393,441	435,745	5,113,032		5,548,777
393,441		**393,441**	**435,745**	**5,113,032**		**5,548,777**
45,979,580	**39,849,300**	**360,227,157**	**599,131,012**	**3,928,233,521**	**-18,114,113**	**4,509,250,420**

AEM S.p.A.

Attachment 1 Income statement - Resolution no. 310/01

		Electricity Activities	Miscellaneous activities	Shared Operating Functions	Common Services a-d	Common Services e-k	Common Services not attributable	Total common services	Total	PNA	Eliminations	Total
A	A) VALUE OF PRODUCTION											
A.1.I	1) REVENUES FROM THE SALE OF GOODS AND SERVICES											
A.1	*Revenues from the sale of goods and services*	18.762,566	24,916,982				934,114	934,114	44,613,661			44,613,661
A.1.m	*transactions between divisions of the same company*	751,910					12,389,314	12,389,314	13,141,223		-13,141,223	
A.1.n	*transactions between entities of the same group*	41,415,667	25,953				56,769,924	56,769,924	98,211,544			98,211,544
A.1.T	TOTAL REVENUES FROM SALES AND SERVICES	60,930,142	24,942,935				70,093,351	70,093,351	155,966,428		-13,141,223	142,825,205
A.4	4) INCREASE IN INTERNAL CONSTRUCTION OF NON-CURRENT A	3,746,551							3,746,551			3,746,551
A.5.I	5) OTHER REVENUES AND INCOME											
A.5	*other revenues and income*	22,010,888	566,074				2,829,289	2,829,289	25,406,252			25,406,252
A.5.b	*transactions between entities of the same group*	121,477,058	616,545				4,845,455	4,845,455	126,939,056			126,939,059
A.5.T	TOTAL OTHER REVENUES AND INCOME	143,487,946	1,182,620				7,674,744	7,674,744	152,345,311			152,345,311
A.T	**TOTAL PRODUCTION VALUE**	**208,164,640**	**26,125,554**				**77,768,095**	**77,768,095**	**312,058,290**		**-13,141,223**	**298,917,067**
B	B) PRODUCTION COSTS											
B.6.I	6) RAW MATERIALS											
B.6	*raw, ancillary and consumable materials and goods for resale*	3,648,669			251,809	1,601,658		1,853,467	5,502,136			5,502,136
B.6.a.C	*transactions between entities of the same group*				71,355	51,842		123,197	123,197			123,197
B.6.T	TOTAL RAW MATERIALS	3,648,669			323,165	1,653,500		1,976,664	5,625,333			5,625,333
B.7.I	7) SERVICES											
B.7	*services*	24,939,580	26,954		19,052,513	29,091,376		48,143,890	73,110,424			73,110,424
B.7.e	*transactions between divisions of the same company*	12,389,314			518,026	233,883		751,910	13,141,223		-13,141,223	
B.7.f	*transactions between entities of the same group*	6,735,735	24,916,982		1,685,448	6,636,238		8,321,686	39,975,403			39,975,403
B.7.g	*capitalisation of costs between divisions of the same company*	-222,146				222,146		222,146				
B.7.T	TOTAL SERVICES	43,843,482	24,943,935		21,255,987	36,183,644		57,439,631	126,227,050		-13,141,223	113,085,827
B.8.I	*8) USE OF THIRD-PARTY ASSETS*											
B.8	*use of third-party assets*	101,896			553,608	7,601,665		8,155,273	8,257,169			8,257,169
B.8.b	*transactions between entities of the same group*					89,363		89,363	89,363			89,363
B.8.T	TOTAL USE OF THIRD-PARTY ASSETS	101,896			553,608	7,691,028		8,244,636	8,346,532			8,346,532
B.9	9) LABOUR COSTS											
B.9.a	*wages and salaries*	15,094,465			12,100,407	3,825,996		15,926,403	31,020,867			31,020,867
B.9.b	*social security charges*	4,289,395	45		3,488,759	1,103,062		4,591,821	8,881,262			8,881,262
B.9.c	*severance indemnities*	1,287,181			1,003,341	317,232		1,320,573	2,607,754			2,607,754
B.9.z	*other costs*	866,088			1,683,430	532,260		2,215,690	3,081,778			3,081,778
B.9.T	TOTAL LABOUR COSTS	21,537,129	45		18,275,937	5,778,550		24,054,486	45,591,661			45,591,661
B.10	10) AMORTISATION, DEPRECIATION AND WRITEDOWNS											
B.10.a	*amortisation of intangible assets*				446,794	4,928,299		5,375,093	5,375,093			5,375,093
B.10.b	*depreciation of property, plant and equipment*	27,550,872				4,376,722		4,376,722	31,927,595			31,927,595
B.10.c	*writedowns of property, plant and equipment*	173,055							173,055			173,055
B.10.d	*writedown of receivables included among current assets*						10,726	10,726	10,726			10,726
B.10.T	TOTAL AMORTISATION, DEPRECIATION AND WRITEDOWNS	27,723,927			446,794	9,305,021	10,726	9,762,542	37,486,469			37,486,469
B.11	11) [CHANGES][CHANGES] IN INVENTORIES OF RAW, ANCILLARY	47,256							47,256			47,256
B.12	12) PROVISIONS FOR RISKS	4,840,222			35,700,082	163,987		35,864,070	40,704,292			40,704,292
B.14	14) OTHER OPERATING EXPENSES	13,236,035	1,824,600		6,354,128	3,330,690	-11,220	9,673,598	24,734,232			24,734,232
B.T	**TOTAL PRODUCTION COSTS**	**114,978,616**	**26,768,581**		**82,909,701**	**64,106,420**	**-494**	**147,015,627**	**288,762,825**		**-13,141,223**	**275,621,602**
A-B	DIFFERENCE BETWEEN PRODUCTION VALUE AND PR	93,186,024	-643,027		-82,909,701	-64,106,420	77,768,589	-69,247,532	23,295,465			23,295,465
C	C) FINANCIAL INCOME AND CHARGES											
C.15	15) INCOME FROM INVESTMENTS									133,766,098		133,766,098
C.16	16) OTHER FINANCIAL INCOME											
C.16.b	*from securities included in non-current assets not considered investm*									564,125		564,125
C.16.d	*income other than the above:*									13,759,290		13,759,290
C.16.T	TOTAL OTHER FINANCIAL INCOME									14,323,415		14,323,415
C.17	17) INTEREST AND OTHER FINANCIAL CHARGES									48,170,985		48,170,985
C.17.bi	17 bis) EXCHANGE GAINS AND LOSSES									-180,338		-180,338
C.T	**TOTAL FINANCIAL INCOME / EXPENSES**									**99,738,190**		**99,738,190**
D	**D) ADJUSTMENTS TO FINANCIAL ASSETS**											
D.18	18) REVALUATIONS									471,740		471,740
D.T	**TOTAL ADJUSTMENTS TO FINANCIAL ASSETS**									**471,740**		**471,740**
E	**E) EXTRAORDINARY INCOME AND CHARGES**											
E.20	20) EXTRAORDINARY INCOME									50,432,514		50,432,514
E.21	21) EXTRAORDINARY CHARGES									134,779		134,779
E.T	**TOTAL EXTRAORDINARY ITEMS**									**50,297,735**		**50,297,735**
RIS	PROFIT BEFORE TAX								23,295,465	150,507,666		173,803,131
I.22	22) INCOME TAXES FOR THE YEAR									5,662,838		5,662,838
TER	INCOME/LOSS FOR THE YEAR BEFORE MINORITY INTERESTS								23,295,465	144,844,827		168,140,292
UTIGI	NET PROFIT (LOSS) FOR THE YEAR								23,295,465	144,844,828		168,140,293
Grand total		**93,186,024**	**-643,027**		**-82,909,701**	**-64,106,420**	**77,768,589**	**-69,247,532**	**23,295,465**	**144,844,827**		**168,140,292**

BREAKDOWN BY COMMON ACTIVITIES AND SERVICES

In compliance with Resolution 310/01 of the Authority for Electricity and Gas regarding the separation for accounting and administrative purposes that companies operating in the power industry are required to maintain, Attachment 1 has been prepared as required.

Attachment 1 of AEM S.p.A. is broken down into the following activities:

- "Electricity generation", which includes the management of power generation plants and the design of production plants;
- "Miscellaneous activities", which includes the Agreement for the Municipality of Milan's public illumination and traffic light systems;
- "Common Services", which include the accounts that refer to the following head office departments: Chairman's Office, Internal Auditing, Planning & Control, Finance & Administration and General Affairs

The services made available by the Head Office Departments to AEM group companies and the Production Division of AEM S.p.A. are provided on the basis of service (and rental) contracts and charged on the basis of the following criteria:

- **Fixed tariff charges**: these involve the services that are regulated by Service Level Agreements (such as IT or telecommunications, security, logistics, etc.), where the tariff is based on the full cost of each service, identified by means of a computerized cost reallocation system;
- **Charges split on the basis of drivers**: these refer to services offered generally to all group companies and divisions of AEM S.p.A. Their full cost is obtained in a similar fashion to the previous point and then reallocated on the basis of suitable drivers;
- **Dedicated cost charges**: these concern services that are provided to an individual company or division. The costs are allocated directly.

Part of the Head Office costs are not charged to group companies as they refer to typical holding company activities. For this reason, they are not in turn reallocated to the activities of AEM S.p.A. (Electricity Generation and Other Activities), with the result that the balance on the "Total Common Services" column does not go to zero.

For the purposes of preparing separate financial statements for 2004, as required by Resolution 310/01 of the Authority for Electricity and Gas, the two categories of common services (*a-d and*

e-k) foreseen by **Attachment 1** have been supplemented by another two columns showing items that are not attributable to these categories and total common services. This representation derives from the fact that:

1. AEM S.p.A. (Head Office Departments) has stipulated a single contract for all of the services provided to each group company/area;
2. Within this contract, the tariff breakdown described above is transversal to all common services. By way of example, service tariff "a" includes not only the original costs specifically attributable to this service, but also the costs of ancillary services provided, thus arriving at the "full cost".

Revenues have therefore been shown in the column "Non-attributable Common Services" in consideration of the fact that any reallocation criterion (e.g. in proportion to direct costs) would not have correctly represented the contribution made by each common services.

Proposals of the Board of Directors to the ordinary shareholders' meeting

Shareholders,

The company's financial statements at December 31, 2005 close with a net profit of € 168,140,293.

If you are in agreement with the accounting policies and principles used in preparing the financial statements, we would invite you to approve the following resolutions:

The shareholders' meeting

- having heard the Directors' report on operations;
- having heard the report of the Board of Statutory Auditors;
- having heard the report of the Independent Auditors;
- having examined the financial statements at December 31, 2005, which close with net profit of € 168,140,293;

resolved

a) to approve:
- the Directors' report on operations;
- the balance sheet, income statement and explanatory notes which show net profit of € 168,140,293, as presented by the Board of Directors taken as a whole and as individual items, with the proposed allocations and provisions;

b) to allocate the net profit for the year, amounting to € 168,140,293, as follows:
- € 8,407,015 to the legal reserve;
- € 59,761,767 to the extraordinary reserve;
- € 99,971,511 to dividends of € 0.056 per share for each of the 1,785,205,550 shares in circulation, net of the 14,841,850 treasury shares, out of a total of 1,800,047,400 ordinary shares. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 22, 2006, with detachment of coupon no. 8.

Resolution of the Ordinary Shareholders' Meeting

The Ordinary Meeting of the Shareholders of AEM S.p.A., held at first calling on April 28, 2006,

- having heard the Directors' report on operations;
- having heard the report of the Board of Statutory Auditors;
- having heard the report of the Independent Auditors;
- having examined the financial statements at December 31, 2005, which close with net profit of € 168,140,293;

resolved

a) to approve:
- the Directors' report on operations;
- the balance sheet, income statement and explanatory notes which show net profit of € 168,140,293, as presented by the Board of Directors taken as a whole and as individual items, with the proposed allocations and provisions;

b) to allocate the net profit for the year, amounting to € 168,140,293, as follows:
- € 8,407,015 to the legal reserve;
- € 52,620,945 to the extraordinary reserve;
- € 107,112,333 to dividends of € 0.060* per share for each of the 1,785,205,550 shares in circulation, net of the 14,841,850 treasury shares, out of a total of 1,800,047,400 ordinary shares. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 22, 2006, with detachment of coupon no. 8.

* The dividend of €0.060 per share, compared with the €0.056 per share indicated by the Board of Directors, was proposed during the meeting by the Shareholder "Municipality of Milan".

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

	BALANCE SHEET (millions of euro)	IAS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005	%	IAS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004	%
	ASSETS				
A)	**NON-CURRENT ASSETS**				
A1)	Property, plant and equipment	7,493		3,056	
A2)	Investment property	24			
A3)	Intangible assets	2,633		157	
A4)	Investments	115		15	
A5)	Other non-current financial assets	314		375	
A6)	Non-current derivatives	1			
A7)	Deferred tax assets	262		116	
A8)	Other non-current receivables	151		2	
A9)	Restricted or pledged deposits	5			
A10)	Other non-current assets				
	TOTAL NON-CURRENT ASSETS (A)	**10,998**	**82.56**	**3,721**	**78.52**
B)	**CURRENT ASSETS**				
B1)	Fixed assets held for sale				
B2)	Inventories	202		75	
B3)	Current financial assets	16			
B4)	Current derivatives	75			
B5)	Amounts due from tax authorities	63		66	
B6)	Trade and other receivables	1,704		633	
B7)	Cash and cash equivalents	242		220	
B8)	Other current assets	21		24	
	TOTAL CURRENT ASSETS (B)	**2,323**	**17.44**	**1,018**	**21.48**
C)	**ASSETS HELD FOR SALE**				
	TOTAL ASSETS (A+B+C)	**13,321**	**100.00**	**4,739**	**100.00**
	SHAREHOLDERS' EQUITY AND LIABILITIES				
D)	**SHAREHOLDERS' EQUITY**				
D1)	Share capital	936		936	
D2)	Share premium				
D3)	(Treasury shares)	(23)		(35)	
D4)	Legal reserve	85		77	
D5)	Other reserves	310		130	
D6)	Retained earnings	99		64	
D7)	Net profit for the year	242		210	
	Equity pertaining to the Group	**1,649**	**12.38**	**1,382**	**29.16**
D8)	Minority interests	2,024		3	
	Total shareholders' equity (D)	**3,673**	**27.57**	**1,385**	**29.23**
E)	**LIABILITIES**				
E1)	***NON-CURRENT LIABILITIES***				
E1 - 1)	Medium/long-term financial liabilities	5,001		1,731	
E1 - 2)	Deferred tax liabilities	936		147	
E1 - 3)	Employees benefits	200		161	
E1 - 4)	Provisions for charges and risks	618		82	
E1 - 5)	Other non-current liabilities	216		89	
	Total non-current liabilities (E1)	**6,971**	**52.33**	**2,210**	**46.63**
E2)	***CURRENT LIABILITIES***				
E2 - 1)	Trade and other payables	1,445		612	
E2 - 2)	Tax liabilities	102		18	
E2 - 3)	Short-term financial liabilities	1,085		472	
E2 - 4)	Provisions for charges and risks				
E2 - 5)	Other liabilities	45		42	
	Total current liabilities (E2)	**2,677**	**20.10**	**1,144**	**24.14**
	Total liabilities (E)	**9,648**	**72.43**	**3,354**	**70.77**
F)	**LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE**				
	TOTAL LIABILITIES AND EQUITY (D+E+F)	13,321	100.00	4,739	100.00

INCOME STATEMENT

INCOME STATEMENT (millions of euro)	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2005	%	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2004	%
1) REVENUES				
1.1) REVENUES FROM SALES	2,748	87.10	1,553	82.39
1.2) REVENUES FROM SERVICES	168	5.32	196	10.40
1.3) REVENUES FROM LONG-TERM CONTRACTS	(8)	(0.25)		
1.4) OTHER OPERATING INCOME	199	6.31	136	7.21
TOTAL REVENUES (1)	**3,107**	**98.48**	**1,885**	**100.00**
2) OTHER OPERATING PROFITS				
2.1) INTEREST INCOME				
2.2) DIVIDEND INCOME				
2.3) OTHER OPERATING PROFITS	48	1.52		
TOTAL OTHER OPERATING INCOME (2)	**48**	**1.52**		
TOTAL REVENUES AND OTHER OPERATING INCOME (1+2)	**3,155**	**100.00**	**1,885**	**100.00**
3) OPERATING COSTS				
3.1) RAW MATERIALS AND CONSUMABLES USED	1,639	51.95	833	44.19
3.2) SERVICES USED	368	11.66	245	13.00
3.3) CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	66	2.09	1	0.05
3.4) RESEARCH AND DEVELOPMENT EXPENSES				
3.5) CORPORATE RESTRUCTURING COSTS				
3.6) OTHER OPERATING COSTS	124	3.93	96	5.09
TOTAL OPERATING COSTS (3)	**2,197**	**69.64**	**1,175**	**62.33**
4) LABOUR COSTS	191	6.05	154	8.17
5) GROSS PROFIT FROM OPERATIONS (1+2-3-4)	767	24.31	556	29.50
6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS	373	11.82	202	10.72
7) PROFIT FROM OPERATIONS (5-6)	394	12.49	354	18.78
8) INCOME (LOSSES) FROM REVALUATIONS OF FINANCIAL ASSETS AVAILABLE FOR SALE	(2)	(0.06)	3	0.16
9) INCOME (LOSSES) FROM FINANCIAL INSTRUMENTS CLASSIFIED AS CLASS FLOW HEDGES				
10) OTHER INCOME (LOSSES) FROM DERIVATIVES	6	0.19	2	0.11
11) INCOME (LOSSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	50	1.58		
12) FINANCIAL CHARGES	113	3.58	74	3.93
13) INCOME (LOSSES) FROM FINANCIAL ASSETS	21	0.67	7	0.37
13.1) DIVIDEND INCOME	3	0.10	3	0.16
13.2) INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSI				
13.3) INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	15	0.48	4	0.21
13.4) EXCHANGE GAINS AND LOSSES	3	0.10		
14) TOTAL FINANCIAL COSTS (8+9+10+11-12+13)	(38)	(1.20)	(62)	(3.29)
15) SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	1	0.03		
16) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(5)	(0.16)	8	0.42
17) OTHER NON-OPERATING INCOME	10	0.32		
18) OTHER NON-OPERATING COSTS	(35)	(1.11)		
19) PROFIT BEFORE TAX (7+14+15+16+17+18)	327	10.36	300	15.92
20) INCOME TAX EXPENSE	75	2.38	89	4.72
21) PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX (19-21)	252	7.99	211	11.19
22) PROFIT (LOSS) OF DISCONTINUED OPERATIONS				
23) NET PROFIT (LOSS) (21+22)	252	7.99	211	11.19
24) MINORITY INTERESTS	(10)	(0.32)	(1)	(0.05)
25) NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP (23+24)	242	7.67	210	11.14
BASIC EARNINGS PER SHARE	0.1357		0.1175	
DILUTED EARNINGS PER SHARE	0.1357		0.1175	

STATEMENT OF CASH FLOWS CONSOLIDATED FINANCIAL STATEMENTS (millions of euro)	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	220	400
Cash flow generated by operations		
Net profit for the year	242	210
Depreciation	216	131
Amortisation	26	8
Changes in assets and liabilities:		
Receivables for the sale of power and services	(885)	(92)
Receivables from Group companies (not consolidated line-by-line)	(8)	(8)
Deferred tax assets	(146)	(32)
Derivatives receivable	(19)	
Other receivables	(355)	(62)
Inventories	(126)	(11)
Assets pertaining to future periods	4	(1)
Trade payables	611	77
Payables to Group companies (not consolidated line-by-line)	(3)	2
Other payables	434	(88)
Guarantee deposits from customers	1	11
Derivatives payable	25	
Liabilities pertaining to future periods	4	1
Employees benefits	38	
Deferred tax liabilities	789	76
Other provisions for risks and charges	536	32
Total cash flow generated by operations	**1,384**	**254**
Cash flow used in investment activities		
Net capital expenditure	(7,179)	(184)
Investments	(10)	(2)
Treasury shares	12	(35)
Total cash flow used in investment activities	**(7,177)**	**(221)**
Free cash flow	**(5,793)**	**33**
Cash flow generated by financing activities		
Due to banks	2,331	(70)
Financial receivables due from third parties	(1)	7
Financial receivables from associates	(1)	4
Current assets for financial derivatives	(56)	
Investments held for trading	(14)	
Current liabilities for financial derivatives	2	
Due to other providers of finance	(12)	(42)
Bonds	1,526	
Payables in current a/c to parent entity	(6)	2
Lease payables	16	(25)
Change in equity pertaining to minority interests (including result for the year)	2,021	
Changes in shareholders' equity	104	
Earnings distributed	(95)	(89)
Total cash flow generated by financing activities	**5,815**	**(213)**
CHANGE IN CASH AND CASH EQUIVALENTS	22	(180)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	242	220

Statement of changes in Group shareholders' equity
(in millions of euro)

Description	Share capital Note D1	Treasury shares Note D3	Legal reserve Note D4	Other reserves Note D5	Retained earnings Note D6	Group net profit for the year Note D7	Total equity of the Group	Minority interests Note D8	Total shareholders' equity
Shareholders' equity at 01.01.04	**936**		**67**	**30**	**263**		**1,296**	**3**	**1,299**
Changes in 2004:									
Legal reserve			10		(10)				
Accelerated depreciation reserve				3	(3)				
Extraordinary reserve				97	(97)				
Dividends distributed to shareholders					(89)		(89)		(89)
Retained earnings									
Net profit for the year pertaining to the Group						210	210		210
Reclassification of treasury shares		(35)					(35)		(35)
Shareholders' equity at 12.31.2004	**936**	**(35)**	**77**	**130**	**64**	**210**	**1,382**	**3**	**1,385**
Changes in 2005:									
Adjustments at January 1, 2005 for the adoption of IAS 32 and 39				129			129		129
Legal reserve			8			(8)			
Dividends distributed to shareholders						(95)	(95)		(95)
Other reserves				53		(52)	1		1
Treasury shares		12					12		12
IAS/IFRS transition reserves				(48)			(48)		(48)
IAS reserves				24			24		24
Consolidation of the Delmi Group				22	(20)		2		2
Retained earnings					55	(55)			
Net profit for the year pertaining to the Group						242	242		242
Minority interests								904	904
Minority interests of the Delmi Group								1,117	1,117
Shareholders' equity at 12.31.2005	**936**	**(23)**	**85**	**310**	**99**	**242**	**1,649**	**2,024**	**3,673**

RESULTS SECTOR BY SECTOR

AEM Group – Areas of activity


AEM
Aem Trading
Edipower
Aem Energia
Aem Calore e Servizi
Aem Elettricità
Aem Trasmissione
Metroweb
Aem Service
DELMI
TRANSALPINA DI ENERGIA SRL
EDISON
Areas of activity
Electricity
Gas and Heat
Networks and Organised Markets
Services

RESULTS BY BUSINESS SEGMENT

In order to provide better disclosure on the business segments in which the AEM Group operates and to bring this information into line with that prepared by the TdE/Edison Group (Delmi Group), which entered the scope of consolidation this year, starting from the financial statements at December 31, 2005, the Group's sectors of activity are represented according to the "chain" to which they belong.

The following business segments have been identified:

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks and organised markets

This includes the transmission and distribution of electricity, the sale of electricity to the captive market, and the storage and distribution of gas. Lastly, it also includes the operations of the telecommunications network owned by Metroweb.

Services

In addition to these areas of business, there is also the Corporate sector which involves the strategy, governance and control of the industrial operations and the centralised services provided to the operating units, both for AEM and for TdE/Edison (Delmi Group).

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the 2005 results achieved by the business segments identified in this way, with comparative figures for the previous year.

Millions of euro	*2005*	*2004*	*Change*
Electricity			
Revenues	1,654	822	832
Gross profit from operations	443	260	183
% of revenues	*26.8%*	*31.6%*	
Profit from operations	256	159	97
% of revenues	*15.5%*	*19.3%*	
Capital expenditure	211	142	69
Total Assets	8,304	1,966	6,338
Gas and Heat			
Revenues	1,180	592	588
Gross profit from operations	115	59	56
% of revenues	*9.7%*	*10.0%*	
Profit from operations	82	47	35
% of revenues	*6.9%*	*7.9%*	
Capital expenditure	38	11	27
Total Assets	2,019	405	1,614
Networks and Organised Markets			
Revenues	793	758	35
Gross profit from operations	216	217	(1)
% of revenues	*27.2%*	*28.6%*	
Profit from operations	112	132	(20)
% of revenues	*14.1%*	*17.4%*	
Capital expenditure	67	62	5
Total Assets	2,672	2,442	230
Services			
Revenues	107	115	(8)
Gross profit from operations	(27)	(4)	(23)
Profit from operations	(80)	(25)	(55)
Capital expenditure	13	31	(18)
Total Assets	5,739	3,044	2,695

Other activities			
Revenues			
Gross profit from operations	4		4
Profit from operations	4		4
Capital expenditure	2		2
Total Assets	20		20
Eliminations			
Revenues	(627)	(402)	(225)
Gross profit from operations	16	24	(8)
Profit from operations	20	41	(21)
Capital expenditure		(1)	1
Total Assets	(5,433)	(3,118)	(2,315)
TOTAL AEM GROUP			
Revenues	**3,107**	**1,885**	**1,222**
Gross profit from operations	**767**	**556**	**211**
% of revenues	*24.7%*	*29.5%*	
Profit from operations	**394**	**354**	**40**
% of revenues	*12.7%*	*18.8%*	
Capital expenditure	**331**	**245**	**86**
Total Assets	**13,321**	**4,739**	**8,582**

EXPLANATORY NOTES

The regulatory framework and the adoption of international accounting standards (IAS/IFRS)

The European Union (EU) decided to adopt a series of regulatory measures with a view to making the financial statements of listed companies more comparable.

The EU could have issued a set of European accounting principles, a sort of EURGAAP, to standardise the different accounting principles used in the various Member States; but instead, the EU decided to adopt accounting principles that are already internationally recognised, those issued by the IASB, previously entitled IAS (*International Accounting Standards*) and in future to be known as IFRS (*International Financial Reporting Standards*).

International accounting standards have gone through a profound review, also as a result of requests on the part of the EU, and certain alternative ways of valuing financial statement items that used to be granted have now been eliminated, so as to improve the comparability of financial statements. The objective is to give investors a true and fair view of companies' assets and liabilities, financial position and results. The evolution of financial markets and the globalisation of the economy has made it increasingly obvious that accounts have to be prepared on a uniform basis. Indeed, it is only by using common criteria that financial operators will be able to allocate financial resources to companies in the most efficient way possible. Companies will then have the advantage of a lower cost of capital: the lack of comparability and the "nationalisation" of accounting principles increased financial costs for companies in the European Union because of the accounting risk inherent in the adoption of different principles for the preparation of financial statements.
The adoption of international accounting standards is subject to formal approval on the part of the European Union.
Art. 6 of Regulation 1606/2002 does in fact lay down that a check has to be made to ensure that each international accounting standard is compatible with EU law: it is up to EFRAG (the *European Financial Reporting Advisory Group)* to evaluate from a technical point of view the international standards and the related interpretations issued by IFRIC (*International Financial Reporting Interpretation Committee*) to encourage their adoption by the EU, if necessary changing the directives that deal with accounting matters.
EU regulation 1606/2002 of July 19, 2002 requires all companies listed on organised European stock markets to adopt IAS/IFRS in the preparation of their consolidated financial statement from January 1, 2005 onwards. For other companies, it is up to the Member States to impose or permit the use of international accounting standards.
The regulation adds that international accounting standards should only be adopted if they are not contrary to the EU principle whereby financial statements have to give a true and fair view of a company's assets and liabilities, financial position and results, and providing they comply with the criteria of understandability, relevance, reliability and comparability required of financial information.

International accounting standards were formally approved by the European Union with Regulation 1725 of September 29, 2003 which adopted certain international standards; thirty-two IAS were adopted, whereas IAS 32 and 39 on financial instruments were deferred for further consideration. SIC 5, 16 and 17 issued by the *Standing Interpretations Committee* (SIC) were also excluded.
The Italian Parliament passed Law 306 (Community Law 2003) of October 31, 2003 with which it exercised the option permitted by EU Regulation 1606/2002 delegating the Government to adopt, within one year, one or more legislative decrees to implement the faculty mentioned above.
Legislative Decree 38 of February 28, 2005 implements the delegating law just mentioned, laying down that listed companies obliged by EU Regulation 1606/2002 to prepare consolidated financial statements in accordance with international accounting standards can prepare the individual

financial statements of the companies making up the group according to the same standards, starting in 2005.

Since then, the European Commission has:

- adopted Regulation 707 which approves IFRS 1 "First-Time Adoption of IAS" (April 6, 2004);
- approved, with certain limitations, IAS 39 on financial instruments (November 19, 2004);
- approved IAS 32 and other accounting standards revised by the IASB (December 29, 2004).

The version of IAS 39 approved by the EU is different from the text approved by the IASB as regards the valuation of liabilities at fair value and the accounting treatment of macrohedges.
The European Central Bank also expressed worries about the unlimited use of the fair value option.
The European Commission's intention was to make available accounting guidelines for the preparation of financial instruments in time for them to be used in 2005. So as far as the Commission was concerned, excluding these provisions was an exceptional and provisional measure, until such time that the questions still in suspense could be resolved.

IASB took these worries into account and proposed an amendment to IAS 39 to reduce the extent of the fair value option.
The new version envisages this option being used in situations where its application makes it possible to eliminate or reduce inconsistencies ("mismatches") on valuation or measurement.
On November 15, 2005 the European Commission approved the IASB's amendment to IAS 39.

CONSOB, with Resolution 14990 of April 14, 2005, has made some amendments to Regulation 11971/1999 in consideration of the changes introduced by the EU Regulation on the application of international accounting standards.

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas, as well as in the design and laying of fibre optic networks.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.
The consolidated financial statements of the AEM Group are expressed in euros, which is also the currency of the economies in which the Group operates.
These financial statements were approved for publication by the Board of Directors of AEM S.p.A. at the meeting held on March 20, 2006.
These consolidated financial statements have been prepared in compliance with the international accounting standards (IFRS) issued by the International Accounting Standards Board ("IASB") and approved by the European Community. IFRS also means all of the international accounting standards reviewed by ("IAS") and all of the interpretations by the International Financial Reporting Interpretations Committee ("IFRIC"), previously called the Standing Interpretations Committee ("SIC").

The AEM Group adopted IFRS from January 1, 2005, once European Regulation 1606 of July 19, 2002 had taken effect. In this context, we would point out that the accounting policies applied are the same as those adopted to prepare the opening balance sheet at January 1, 2004 in accordance with IFRS, as well as the 2004 income statement and the balance sheet at December 31, 2004, as restated according to IFRS and published in an Appendix attached to these notes, to which reference should be made. This Appendix shows the reconciliations between the net result for the year and shareholders' equity under Italian GAAP and the net result and equity under IFRS for the previous periods, presented for comparison purposes, as required by IFRS 1 "First-time adoption of IFRS", as well as the related notes.

Changes in international accounting standards

The accounting policies applied are the same as those of the previous year, except as regards the adoption of new or revised standards considered obligatory from January 1, 2005.

The changes in accounting policy are the result of adopting the following new or revised accounting standards:

- IFRS 2 Share-based payment - Not applicable to the AEM Group

The changes in the following international accounting standards did not have any significant impact on the AEM Group:

- IAS 16 (revised) Property, plant and machinery
- IAS 19 (revised) Employee benefits
- IAS 21 (revised) The effects of changes in foreign exchange rates
- IAS 36 (revised) Impairment of assets
- IAS 38 (revised) Intangible assets
- IFRS 5 Non-current assets held for sale and discontinued operations

In addition, IFRS 3 on Business combinations has become obligatory from January 1, 2005. Application of this standard, which is summarised below, has had a significant impact on the AEM Group as a result of the acquisitions that took place during the year ended December 31, 2005:

- On FTA of IFRS, the Group applied IFRS 3 on Business combinations retroactively to the acquisitions that took place from January 1, 2003 onwards. Retroactive application of this principle meant reopening the business combination relating to the acquisition of 33% of Metroweb S.p.A. and simultaneous sale of the investment to Fastweb S.p.A. in June 2003. The note that explains the Group's transition to IFRS shows the impacts of applying IFRS 3. The Group is now allowed to record only existing liabilities shown in the balance sheet of the company acquired at the time of the acquisition. Previously, this kind of provision could be made by the buyer whether or not the company acquired had booked this type of liability.
  Moreover, at the time of the acquisition, the Group measures the assets and liabilities purchased at their fair value at the date of acquisition; this means that any minority interests in the company acquired have to be restated in proportion to the quota of the new net fair values of the assets and liabilities pertaining to the minority shareholders.
  The combined adoption of IFRS 3 and IAS 36 (revised) meant that from January 1, 2005 the Group no longer has to book amortisation each year on goodwill; instead, every year (or more frequently if events justify it) it has to carry out an impairment test at the level of cash generating unit to see if goodwill has lost value.
  Moreover, the useful life of intangible assets is now measured asset by asset according to whether it is definite or indefinite. In accordance with IAS 38 (revised), it is assumed that certain intangible assets have an indefinite useful life when, based on an analysis of all relevant factors, no foreseeable time limits are visible as far as their ability to generate net cash flows for the Group is concerned.

Early adoption

IFRS 6 Exploration for and Evaluation of Mineral Resources
By consolidating the Delmi Group, the AEM Group voluntarily anticipated the application of IFRS 6 starting in 2005, even if this was still not obligatory.

Interpretations of IFRS and IFRIC not yet in force
The AEM Group has not applied the following IFRS and IFRIC Interpretations, which have been published but which are not yet in force:

IFRS 7 Financial instruments: disclosures
It governs the additional disclosures that have to made on financial instruments in financial statements.

IFRIC 7 Guidance on restatement of financial statements in accordance with IAS 29 "Financial reporting in hyperinflationary economies
This standard does not apply to the Group's activities.

IFRIC 8 Scope of IFRS 2
This interpretation clarifies certain aspects of IFRS 2 (Share-based payment).

Amendments

IAS 39 and IFRS 4 on financial guarantee contracts
The amendments concern the requirements of financial guarantee contracts.

IAS 1 Additional disclosures on capital
The purpose of this amendment is to require disclosures in the financial statements which make it possible to assess the objectives, policies and processes of capital management.

IAS 21 Foreign currency investments
This amendment clarifies certain aspects of IAS 21 to improve the financial reporting of entities that invest foreign currency in business.

Application of these rules would not have had significant impacts on the AEM Group's consolidated financial statements at December 31, 2005, nor is it likely to do so on those of the subsequent year.

Scope of consolidation
The consolidated financial statements of the AEM Group at December 31, 2005 include the financial statements of the parent company and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

Changes in the scope of consolidation
1. Following the loss of control, Zincar S.r.l is carried at net equity, whereas at December 31, 2004 it was consolidated on a line-by-line basis.
2. Ecodeco S.r.l. is carried at equity following the acquisition of 30% of its share capital by AEM S.p.A. on April 22, 2005. Goodwill has been allocated in accordance with IFRS 3 and the effects of the allocation are included in these consolidated financial statements.
3. From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A.; Transalpina di Energia S.r.l. has been consolidated using the proportional method (50%), while Delmi S.p.A. is fully consolidated.

Consolidation policies and procedures

Consolidation policies

Subsidiaries
The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates
Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures
Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.
As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Consolidation procedures
The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely. Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Accounting policies

Financial statements
The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.
The statement of cash flows is prepared according to the indirect method.

Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for financial derivative instruments and financial assets available for sale which are shown at fair value. The book value of assets and liabilities subject to fair value hedges, which would otherwise be shown at cost, are adjusted to take account of any changes in fair value attributable to the risks being hedged.

Translation of foreign currency items
The functional and presentation currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.
The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

Property, plant and equipment
Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).
Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to the Group, are recognised as Group assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates	
- buildings	1.0% - 17.3%
- production plant	1.0% - 33.3%
- transport lines	1.4 % -100.0 %
- transformation stations	1.8% - 33.3%
- distribution networks	1.4% - 33.3%
- miscellaneous equipment	3.3% - 100.0%
- mobile phones	100.0%
- furniture and fittings	10.0% - 25.0%
- electric and electronic office machines	10.0% - 33.3%
- vehicles	10.0% - 25.0%
- leasehold improvements	12.5 % - 33.3 %

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.
To establish the value in use, the expected future cash flows are discounted at a pre-tax discount rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets
Intangible assets are booked at cost, in the same way as property, plant and equipment.
Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

As regards so-called "emission rights", following EFRAG's failure to approve IFRIC 3 on Emission Rights and its subsequent withdrawal, there is no specific international accounting standard on this matter. Until a new standard is issued, the Group has decided to adopt the "gross method", which involves booking the emission rights assigned under intangible assets at fair value and emission rights payable under liabilities.

The costs incurred for the acquisition of mineral rights or the extension of existing permits are booked to intangible assets. If the exploration is subsequently abandoned, the residual cost is written off immediately to the income statement.
Exploration costs and the costs relating to geological prospecting, explorative soundings, geological and geophysical surveys, as well as explorative drillings are booked as intangible assets and amortised 100% in the year they are incurred.
The development costs of wells with positive outcomes and the production costs for the construction of plant for the extraction and storage of hydrocarbons are booked to property, plant and equipment according to their nature and depreciated using the unit of production (UOP) method.
The costs for the closure of well, abandoning the area, dismantling or removing structures are capitalised and depreciated using the UOP method.

Investment property
Property and buildings owned to earn rental income are valued at cost net of depreciation (calculated at rates from 2.0% to 3.2%) and impairment losses.

Impairment of assets
At least once a year, the Group verifies the recoverability of the book value of tangible and intangible assets, so as to establish whether there are any signs that these assets may have suffered a loss in value ("impairment"). The such evidence exists, the book value of the assets is reduced to their recoverable value. An intangible asset with a indefinite useful life is tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

When it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash generating unit (CGU) to which the asset belongs.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Group calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.

Goodwill

In the case of a business acquisition, the assets, liabilities and contingent liabilities acquired and identifiable are recognised at their fair value at the date of acquisition. Any positive difference between the purchase cost and the Group's share of the fair value of such assets and liabilities is considered to be goodwill and is booked to the balance sheet as an intangible asset. If the difference is negative, it is treated as negative goodwill and written off to the income statement at the time of the acquisition.

Goodwill is initially booked at cost. After initial recording, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. Goodwill is then allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

The AEM Group has adopted IAS 32 and 39 from January 1, 2005.

Financial instruments include investments that are available for sale and other non-current financial assets such as securities that are expected to be held to maturity, non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents.

Assets held for trading also form part of financial instruments.

Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months.

Financial instruments also include financial payables, trade and other payables, as well as derivatives (receivable and payable).

Their initial valuation includes issue costs or the transaction costs directly attributable to the purchase.

Purchases and sales of financial assets and liabilities are accounted for as of the transaction date.

The fair value is calculated according to the following hierarchical scale:

1. *Market value*

   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.
2. *Using the prices of similar assets and liabilities*

   If a market price is not available, the prices of similar assets and liabilities are used.

3. *Methods of valuation*
   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.
4. *At cost*
   In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

a. Cash and cash equivalents, which are short-term financial commitments convertible into cash which are well-known and subject to immaterial risk of value fluctuations in a period not exceeding 90 days, including ready cash, and are shown at their face value; for the purposes of the consolidated cash flow statement, cash is shown net of bank overdrafts at the balance sheet date.
b. Assets held for trading are shown at fair value, booking any changes in value to the income statement.
c. Assets available for sale, including investments, are shown at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. In particular, when the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.
d. Current financial assets that the Company intends to hold until maturity are valued at amortised cost, using the original effective interest rate and discounting the cash flows back to the balance sheet date at the same rate.
e. Other financial liabilities are valued at amortised cost, while the costs incurred to obtain loans and any issue premiums or discounts are used to adjust the nominal value of the loan. Financial costs are calculated according to the effective interest rate method. The fair value option foreseen in the "*Amendments to IAS 39 Financial Instruments: Recognition and Measurement*" published by the IASB in June 2005 has been applied from January 1, 2005 solely to the bond loan issued by AEM S.p.A. in October 2003: The version of IAS 39 approved by the European Union differed from the text approved by the IASB in certain provisions regarding unlimited use of the fair value option and hedge accounting.
   The European Central Bank had expressed worries about the unlimited use of the fair value option.
   The European Commission's intention was to make available accounting guidelines for the preparation of financial instruments in time for them to be used in 2005. So as far as the Commission was concerned, excluding these provisions was an exceptional and provisional measure, until such time that the questions still in suspense could be resolved.
   IASB took these worries into account and proposed an amendment to IAS 39 to reduce the extent of the fair value option.
   The new version envisages this option being used in situations where its application makes it possible to eliminate or reduce inconsistencies("mismatches") on valuation or measurement.
   On November 15, 2005 the European Commission approved the IASB's amendment to IAS 39.
f. Assets and liabilities that are being hedged by derivatives are shown at fair value if it is the price risk that is being hedged (i.e. fair value hedges), at amortised cost or at fair value if it is the future cash flows that are being hedged (i.e. cash flow hedges).

g. The AEM Group holds derivatives to hedge its exposure to the risk of changes in the price of commodities, exchange rates and interest rates. In line with Group policy, no derivatives are taken out purely for speculative purposes. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
   Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.
h. Receivables and payables originated by the Company are valued at amortised cost and the valuation takes account of the collectibility of the receivables. In particular, trade receivables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value), net of any impairment losses that are charged to income. The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis. Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).
i. Financial assets are accounted for at the settlement date.

Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Financial liabilities

The AEM Group has adopted IAS 32 and 39 from January 1, 2005. From that date, financial liabilities, with the exception of derivatives, are initially booked at cost, which corresponds to the fair value of the liabilities net of transaction costs directly attributable to issuance of the liability in question.
After initial recognition, financial liabilities are valued at amortised cost using the original effective interest rate method. The valuation of financial liabilities protected by fair value hedges is adjusted to reflect any changes in fair value associated with the risk being hedged.

Discontinued operations and assets held for sale

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.
In accordance with IFRS, the figures for discontinued operations are shown as follows:

- in two specific balance sheet items: assets held for sale and liabilities related to assets held for sale;
- in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.
Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.

Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues from the sale of goods are recognised when the principal risks and benefits of owning the goods have been transferred to the buyer;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered.

In particular, revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference'.

Interest

Interest income and expense are booked on an accruals basis according to the interest accruing on the net value of the related financial assets and liabilities at the effective interest rate.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Earnings per share (EPS)

Basic EPS is calculated by dividing the Group's net result by the weighted average number of shares in circulation during the year, excluding treasury shares. To calculate diluted EPS, the weighted average number of shares in circulation is adjusted by assuming that all of the potential shares that could have a dilutive effect have already been converted. The Group's net result is also adjusted to take account of the after-tax effects of the conversion.

Financial charges

Financial charges are recognised in the period in which they are incurred.

Income taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities are calculated on the temporary differences between the balance sheet figures shown in the consolidated financial statements and the corresponding figures for tax purposes. Deferred tax assets have also been recognised on the carry-forward tax losses of the companies that do not file on a Group basis. Deferred tax assets are only booked when it is likely that they will be

recovered; in other words, when it is expected that sufficient taxable profits will be earned to absorb the asset.
The recoverability of deferred tax assets is reviewed at each period-end'.

Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

"*Purchase Price Allocation*" pursuant to IFRS 3

As explained in the section on important events during the year, on September 16, 2005 the company Transalpina di Energia S.r.l., a joint subsidiary of Delmi S.p.A. and WGRM Holding 4 S.p.A., acquired an interest in Edison S.p.A.

The note on "Intangible assets" and more precisely "Goodwill - Delmi Group" explains the methods used in determining the fair value of the investment in Edison S.p.A., in accordance with the Purchase Price Allocation method.

Edison's balance sheet at September 30 is shown below, adjusted in line with IFRS 3. In this connection, it is worth mentioning that the closing balance constitutes the opening consolidation used for the consolidated financial statements of Transalpina di Energia at December 31, 2005.

BALANCE SHEET (millions of euro)	Book value at 09/30/2005	Recognised value at 09/30/2005
ASSETS		
Property, plant and equipment	8,621	8,810
Investment property	57	57
Goodwill	3,505	3,505
Hydrocarbon concessions	332	447
Other intangible assets	37	722
Investments	65	65
Investments available for sale	79	79
Other financial assets	71	71
Deferred tax assets	105	105
Other assets	359	359
TOTAL NON-CURRENT ASSETS	**13,231**	**14,220**
Inventories	444	444
Trade receivables	1,197	1,197
Receivables from customers		
Current tax receivables	41	41
Miscellaneous receivables	318	369
Current financial assets	107	107
Cash and cash equivalents	342	342
TOTAL CURRENT ASSETS	**2,449**	**2,500**
ASSETS HELD FOR SALE (DISPOSAL GROUPS)	**436**	**548**
TOTAL ASSETS	**16,116**	**17,268**
LIABILITIES AND EQUITY		
Share capital	4,266	4,266
Equity reserves		
Other reserves	1,548	2,150
Translation reserve	3	3
Retained earnings (accumulated losses)	(58)	(58)
Retained earnings		
Net profit (loss) for the year	340	340
Equity pertaining to the Group	6,099	6,701
Shareholders' equity pertaining to minority interests	469	469
TOTAL SHAREHOLDERS' EQUITY	**6,568**	**7,170**
Severance indemnities and retirement benefits	74	74
Deferred tax liabilities	1,166	1,534
Provisions for risks and charges	952	978
Bonds	2,845	3,001
Payables and other financial liabilities	1.960	1.960
Other liabilities	12	12
TOTAL NON-CURRENT LIABILITIES	**7.009**	**7.559**
Current financial payables	664	664
Trade payables	923	923
Payables to customers		
Current tax liabilities	69	69
Other payables	516	516
TOTAL CURRENT LIABILITIES	**2.172**	**2.172**
LIABILITIES RELATED TO DISPOSAL GROUPS	**367**	**367**
TOTAL LIABILITIES AND EQUITY	**16,116**	**17,268**

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP

1. BALANCE SHEET

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A. (hereafter "Delmi Group") with the Electricitè de France (EDF) Group; as a result, the figures at December 31, 2005 are not directly comparable with those at December 31, 2004.
The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis Zincar S.r.l. has been excluded from the scope of consolidation from 2005 and is now carried at equity. Ecodeco S.r.l., 30% of which was acquired during the period under review, is also carried at equity.

The balance sheet at December 31, 2005 reports assets of 13,321 million euro and liabilities of 9,648 million euro; shareholders' equity totals 3,673 million euro.
Net profit for the year came to 242 million euro.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (in millions of euro)	**Land and buildings**	**Plant and machinery**	**Other property, plant and equipment Industrial and commercial equipment**		**Construction in progress and advances**	**Total**
Balance at 12.31.2005 of which:						
- historical cost	876	7,306	34	89	1,008	9,313
- revaluations	49	261			62	372
- writedowns	(3)	(90)	(1)			(94)
- depreciation	(224)	(1,830)	(19)	(25)		(2,097)
Net book value	**699**	**5,646**	**14**	**64**	**1,070**	**7,493**

(in millions of euro)	Residual value 12/31/2004	Delmi Group first-time consolid.	Capital expenditure	Disposals and Reclass.	Other changes	Depreciation and Writedown	Residual value 12/31/2005
Land and buildings	265		2	(2)	8	(12)	261
Delmi Group		448	4			(14)	438
Total	**265**	**448**	**6**	**(2)**	**8**	**(26)**	**699**
Plant and machinery	2,495		70	(15)	32	(130)	2,452
Delmi Group		3,237	87		(32)	(98)	3,194
Total	**2,495**	**3,237**	**157**	**(15)**	**0**	**(228)**	**5,646**
Industrial and commercial equipment	5		1			(3)	3
Delmi Group		9	2				11
Total	**5**	**9**	**3**	**-**	**-**	**(3)**	**14**
Other property, plant and equipment	60		5			(6)	59
Delmi Group		8			(2)	(1)	5
Total	**60**	**8**	**5**	**0**	**(2)**	**(7)**	**64**
Construction in progress and advances	231		118	(1)	(42)		306
Delmi Group		703	28		33		764
Total	**231**	**703**	**146**	**(1)**	**(9)**	**0**	**1,070**
Total	**3,056**	**4,405**	**317**	**(18)**	**(3)**	**(264)**	**7,493**

"First-time consolidation" means the balances at September 30, 2005 when the Delmi Group was consolidated for the first time.
Property, plant and equipment amounted to 7,493 million euro (3,056 million euro at December 31, 2004), up 4,437 million euro due to the following items:

- 4,405 million euro from the first time consolidation of the Delmi Group;
- 317 million euro of capital expenditure and advances to suppliers during the period under review, including 18 million euro, as capitalised labour costs, broken down as follows:
  - Electricity 211 million euro;
  - Gas and Heat 35 million euro;
  - Services 7 million euro;
  - Networks and Organised Markets 64 million euro.
- 18 million euro from the sale of assets, net of accumulated depreciation;
- 3 million, of other changes deriving principally from consolidation of the Delmi Group;

- 264 million euro, of amortisation, depreciation and writedowns for the year, of which 113 million euro resulting from the consolidation of the Delmi Group.
  Note that as a result of the impairment test, we have written down certain items of plant belonging to the Delmi Group's electricity chain by 41 million euro

  .

Capital expenditure during the year concerned:

- the Electricity chain, for 211 million euro, of which 107 million euro was for investment in the hydroelectric plants at Premadio and Grosotto, the new no. 6 Group at the Cassano d'Adda thermoelectric plant, continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, investments were made for 104 million euro on the plants under construction at Simeri Crichi (CZ), Torviscosa (UD), Altomonte (CS) and Candela, as well as the repowering of the plants at Piacenza and Turbigo (MI);
- the Gas and Heat chain, for 35 million euro, of which 20 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities. The Delmi Group's investments amount to 15 million euro and refer to the upgrading of the gas storage plant at Collalto, completion of the Naide platform in the Adriatic Sea and development of the gas deposits at Candela. In addition, following successful research for hydrocarbons, 4 million euro of exploration costs have been capitalised to "Plant and machinery";
- the Services chain, for 7 million euro, involving buildings such as the warehouse in Via Gonin and the Casa dell'Energia in Piazza Po, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets.
- the Networks and Organised Markets chain, for 64 million euro, involving work on the 220 kv and 130 kv lines, the high tension installations of the open-air cabin at Cassano d'Adda and at Porta Venezia station, extension of the medium and low tension networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and measuring devices, excavation and laying of cable ducts, as well as the purchase and laying of optical fibre.

The overall value of property, plant and equipment includes 1,070 million euro (231 million euro at December 31, 2004) of construction in progress and advance payments with changes during the year of 839 million euro, detailed as follows:

- 146 million euro for capital expenditure during the year principally made up of 118 million euro, for continuation of the work on the New Viola Canal, the no. 6 Group of the thermoelectric plant at Cassano d'Adda (MI), the San Giacomo Dam, certain buildings such as the warehouse in Via Gonin and the Casa dell'Energia in Piazza Po, Milan. Work has also continued to extending the electricity, gas and heat networks in the Milan area and in certain neighbouring municipalities; the other 28 million euro relate to consolidation of the Delmi Group;
- 1 million of euro for disposals involving the write-off of certain capitalised costs relating to the design of the new offices in Bovisa, as well as the capital grants received from the Lombardy Region for repowering the no. 1 Group of the Cassano d'Adda power plant and for the plant installed in the Conca Fallata district of Milan;
- 703 million euro for proportional consolidation of the thermoelectric plants of Delmi Group currently being completed, such as those at Torviscosa (UD), Altomonte (CS) and Sieri Crichi (CZ);
- 9 million euro for other changes relating to the reduction in construction in progress following the start-up of production of certain assets and consolidation of the Delmi Group.

Law 266 of December 23, 2005 (Budget Law 2006) on major water off-take concessions for hydroelectric generation provided for an automatic 10-year extension subject to proof of effectiveness of suitable investments in plant modernisation that improve their energy and

environmental performances; a surcharge also has to be paid. This proof has to be documented within 6 months prior to expiry of the concession and will be checked by local authorities. For plants that comply with the new regulations, the way that depreciation is calculated has been changed.

"Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 12 million euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

Intangible assets 128 million euro of intangible assets, of which 86 million euro relate to consolidation of the Delmi Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 56 million euro.

Assets under finance leases (in millions of euro)	**AEM S.p.A.**	**Delmi Group**	**Amount at12/31/05**
Plant and machinery		86	86
Other property, plant and equipment	42		42
Total	**42**	**86**	**128**

Note that the value of the assets does not include any capitalised financial charges.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

A2) INVESTMENT PROPERTY

Investment property (in millions of euro)	**Delmi Group**
- historical cost	28
- sales	(1)
- other changes	(3)
Net book value	**24**

Investment property at December 31, 2005 consists of land and buildings not held for the Group's business purposes; they amount to 24 million euro and all relate to consolidation of the Delmi Group.

A3) INTANGIBLE ASSETS

Intangible assets (in millions of euro)	Industrial patents and intellectual property rights	Concessions, licences, trademarks and similar rights	Goodwill	Assets in process of formation and advances	Other assets	Total
Balance at 12.31.2005						
Of which:						
- historical cost	25	247	1.920	6	418	2.616
- acquisitions	2	1		5	6	14
- writedowns						
- amortisation	(17)	(18)			(72)	(107)
- other changes	9	18	52	(8)	38	109
Net book value	**19**	**248**	**1,972**	**3**	**391**	**2,633**

(in millions of euro)	Residual value 12/31/2004	Delmi Group First-time cons.	Change IAS 01/01/05	Cap. expend.	Other Changes	Amort.	Residual value 12/31/2005
Industrial patents and intellectual property rights	12			2	7	(4)	17
Delmi Group		2					2
Concessions, licences, trademarks and similar rights	12			1	1	(2)	12
Delmi Group		224			17	(5)	236
Goodwill	126						126
Delmi Group		1,833			13		1,846
Work in progress	3			5	(8)		-
Delmi Group		3					3
Other intangible assets	4		(2)		23	(1)	24
Delmi Group		356		6	17	(12)	367
Total	**157**	**2,418**	**(2)**	**14**	**70**	**(24)**	**2,633**

- first-time consolidation of the Delmi Group, 2,418 million euro;
- reclassification, 2 million euro, on January 1, 2005, of the costs involved in issuing the bond loan and obtaining the Mediobanca loan, deducted from "Due to banks" as required by IAS 39;
- capital expenditure, 14 million euro, carried out during the year, of which 8 million euro relating to the Services chain and 6 million euro deriving from consolidation of the Delmi Group;
- other changes for the year, 70 million euro, including 48 million euro deriving from the consolidation of the Delmi Group; this includes the goodwill of 13 million euro resulting from proportional consolidation of the investment in Transalpina di Energia S.r.l. by Delmi S.p.A.. It also includes 50 million euro of green certificates at fair value, booked at December 31, 2005 (30 million euro from consolidation of the Delmi Group); There has also been booked to this item 3 million euro as the value of the excess emissions of polluting substances assigned to the production plants in accordance with the Kyoto Protocol;
- amortisation charge for the year of 24 million euro, including 17 million from consolidation of the Delmi Group.

Please note that the consolidated portion of the Delmi Group relating to other intangible assets amounts to 367 million euro and comprises: licences and similar rights, including the valuation of "take or pay" hydrocarbons supply contracts in compliance with the Purchase Price Allocation according to IFRS 3, and investments relating to the costs involved in research and exploration of hydrocarbon deposits, which were fully amortised during the year, except for the portion of costs that were capitalised in accordance with IFRS 6.

Goodwill amounts to 1,972 million euro at December 31, 2005, and refers to the following:

Millions of euro	*balance at December 31, 2005*
Enel Distribuzione S.p.A.'s business	110
AEM Calore & Servizi S.p.A.	4
Serenissima Gas S.p.A.	9
Serenissima Energia S.r.l.	0.4
Edipower S.p.A.	2
Delmi Group	1,846
Total	**1,972**

The various items making up goodwill were tested for impairment at the time of First-Time Adoption of IAS/IFRS and at December 31, 2005.

IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, using - depending on the situation - either the fair value or the value in use of a series of assets that make up the Cash Generating Unit(s) to which they belong.

The fair value of a cash generating unit is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The fair value of a cash generating unit is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit , and from its disposal at the end of its useful life. Value in use is calculated by using the Discounted Cash Flow method, which provides for an estimate of the future cash flows, discounting them at an appropriate discount rate.

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period of four years estimated by management, based on the most recent forecasts, that represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life;
- the cash flows after this time horizon, estimated by assuming a zero rate of growth, unless a higher rate is justified (though it should in any case be lower than the average long-term rate of growth of the products, industrial sectors, countries and markets in which the company operates);
- the terminal value, in other words the cash flow deriving from disposal at the end of the useful life of the asset, estimated for prudence sake as zero or the sum of the net book value of property, plant and equipment, net working capital and provisions;
- the discount rate is set to reflect current market valuations for the present value of money and specific risks related to the business. The discount rate has been estimated on a consistent basis with the cash flows being considered by determining the weighted average cost of capital (WACC).

The following is a summary of the goodwill attributable to the individual Cash Generating Units, excluding that of the Delmi Group, of 1,846 million euro, which is described later on, specifying for each the type of recoverable value considered, the discount rates used and the time horizon of the cash flows.

CGU	12/31/2005 €/million	Recoverable value	WACC (Weighted Average Cost of Capital)	Period of cash flows
AEM Elettricità S.p.A.	110	Value in use	5.7%(1)	25 years
AEM Calore & Servizi S.p.A.	4	Value in use	5.8%(1)	20 years
Serenissima Gas S.p.A.	9	Fair value	-	-
Serenissima Energia S.r.l.	0.4	Fair value	-	-
Edipower S.p.A.	2	Value in use	6.9%(1)	20 years

(1) Pre-tax discount rate applied to future cash flows

Cash generating unit: AEM Elettricità S.p.A.

Goodwill arising on the acquisition of the business unit from Enel Distribuzione S.p.A. by AEM Distribuzione Elettricità S.p.A., which took place on November 1, 2002, amounts to 110 million euro, and has been submitted to the impairment test. To this end, the value of the above goodwill was attributed to the cash generating unit AEM Elettricità S.p.A., the recoverable amount of which was determined on the basis of its value in use. No impairment loss was identified as a result of this test.

In the interests of full disclosure, we would point out that the following were taken into consideration when determining the value in use:

- a time horizon up to expiry of the concession for the distribution of electricity in Milan and Rozzano;
- the terminal value on expiry of the concession resulting from the net book value of property, plant and equipment at the expiry date, as the service will be awarded to the new concessionary on the basis of a public tender, the methods, conditions and criteria of which will be regulated in accordance with art. 9, para. 2 of Decree 79/99, including the remuneration of the investments carried out by the previous concessionary.

Cash generating unit: AEM Calore & Servizi S.p.A.

The goodwill arising on line-by-line consolidation of AEM Calore & Servizi S.p.A., amounting to 4 million euro, was tested for impairment. To this end, the value of the above goodwill was attributed to the cash generating unit AEM Calore & Servizi S.p.A., the recoverable amount of which was determined on the basis of its value in use. No impairment loss was identified as a result of this test.

Goodwill of Edipower S.p.A.

The goodwill arising on proportional consolidation of the investment in Edipower S.p.A., amounting to 2 million euro, was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Edipower S.p.A.

The recoverable amount of the CGU Edipower S.p.A. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts, considering the profitability generated by the productive assets and evaluating the energy produced by the plants from the point of view of the AEM Group. No impairment loss was identified as a result of this test.

Goodwill of Serenissima Gas S.p.A. and Serenissima Energia S.r.l.

The goodwill arising on line-by-line consolidation of the subsidiaries Serenissima Gas S.p.A. and Serenissima Energia S.r.l., amounting to 10 million euro, has been tested for impairment with a positive result.

The recoverable value was determined by making reference to their fair value, also deriving from binding purchase offers from third parties, considering the information available to management such as to reflect the amount that would be obtainable from the sale of the companies in a bargained transaction between knowledgeable, willing parties.

Goodwill - Delmi Group

Goodwill - TDE

For IFRS purposes and for preparation of the Group's consolidated financial statements, the acquisition of control of Edison S.p.A. (Edison) by Transalpina di Energia S.r.l. (TDE) represents a Business Combination regulated by IFRS 3, which lays down that all business combinations have to be accounted for according to the ("Purchase Accounting Method"). This means that the buyer has to book all assets, liabilities and contingent liabilities identifiable at the time of the purchase at fair value at the date of acquisition, at the same time identifying on a residual basis any goodwill to be submitted to an impairment test at least once a year.

IFRS 3 provides, in particular, that the following stages have to be carried out to apply the purchase method:

a) identify the purchaser, i.e. TDE;
b) determine the cost;
c) allocate the cost of the business combination at the acquisition date, in this case conventionally considered September 30, 2005, to the assets, liabilities and contingent liabilities, including those not recognised prior to the purchase. These items have to be valued at fair value, except for non-current assets held for sale (in this case the engineering sector) which have to be valued at fair value net of selling costs;
d) book the goodwill acquired with the combination as an intangible asset.

The cost of the business combination has been determined as follows:

(millions of euro)

Purchase of shares and warrants from Italenergia bis	4,080
Purchase of shares and warrants resulting from the takeover bid	802
EDF contribution	(75)
Ancillary charges of the takeover bid	4
Book value for TDE	**4,811**

Bear in mind that, for reasons of clarity, the figures shown refer to 100% of TDE, even though TDE is consolidated by AEM on a proportional basis at 50%.

The book value shown here therefore has to be compared with 69.39% of the Edison's assets and liabilities (at current value) to determine goodwill.

As regards the fair value of the assets and liabilities, we would point out that, at the time of the transition to IAS/IFRS, in the reference balance sheet at 1 January 2004 Edison had applied the fair value method on an extensive basis to property, plant and equipment as a replacement for the so-called "deemed cost", in particular:

- to assets in the hydroelectric segment;
- to assets in the thermoelectric segment, including the principal power stations being built, which are included in construction in progress;
- to assets related to the non-current assets pertaining to the gas and hydrocarbon storage concessions;
- to the non-current assets of the wind power segment;
- to the non-current assets of the electricity transmission networks;

- to property held for sale;
- to Edipower (thermoelectric, hydroelectric).

These amounts have been determined on the basis of specific industrial plans representing the useful life of the asset concerned, which are in line with the industrial plan approved by the Company's Board of Directors. The duration of the useful life of non-current assets has been defined on the basis of technical appraisals prepared by independent experts, also in order to apply the components approach foreseen by IAS 16. Non-current assets of the hydrocarbons segment are excluded, as they are depreciated on a Unit of Production (UOP) basis.

Starting from this assumption and from the impairment test carried out in 2004, which showed the need to write down certain electricity assets and hydrocarbon fields, we have analysed events since 31 December 2004 to see if they have had any impact on the value of non-current assets. The adoption and application of fair value to assets has therefore led to the emergence of 304 million euro "capital gain", deriving from:

- a substantial improvement in the scenario, particular in the price of Brent and energy prices in general, which has benefited the hydrocarbons chain and to a certain extent the hydroelectric plant segment;
- a thermoelectric plant that entered production in August 2005, which was still under construction at the time of the transition.

This gain has been attributed to the hydrocarbons chain for 129 million euro, to the hydroelectric segment for 101 million euro and to the thermoelectric segment for 74 million euro.

In addition, higher values have been booked for intangibles (featuring separability, measurability and subject to autonomous negotiation), other than goodwill, not considered during the transition in compliance with IFRS 1, as not included in non-current assets. In particular, we refer to take or pay contracts already in operation for the long-term procurement of hydrocarbons, which have been revalued for 685 million euro based on their cash flows and considered intangible assets with a definite useful life (and therefore subject to systematic depreciation).

Lastly, in compliance with the Purchase Price Allocation method, the fair value has been determined for:

- Edison's debt, with the effect of increasing it by 156 million euro;
- Tecnimont S.p.A., sold on October 25, net of selling costs which, after deducting provisions for guarantee given to direct purchasers, involved booking a gain of 86 million euro.

Taking the above matters into account as well as the related deferred tax effects with reference to the incremental fair value of the assets, the additional goodwill on the books of TDE (in addition to that of Edison, which amounts to 3,505 million euro), came to 161 million euro, calculated as follows:

(millions of euro)

Purchase cost of Edison investment	4,811
(-) Pro-quota shareholders' equity (69.39%) of Edison[1]:	(4,650)
Goodwill from Edison acquisition in books of TDE	**161**

Therefore, due to the proportional consolidation at 50%, the unallocated goodwill of TDE amounts to 81 million euro.

[1] The shareholders' equity of the Edison Group according to IFRS amounts to 6,701 million euro.

Goodwill of Delmi Group
The goodwill of the Delmi Group is made up as follows:

Millions of euro	***balance at December 31, 2005***
Edison S.p.A.	1,752
Transalpina di Energia S.r.l.	81
Delmi S.p.A.	13
Total goodwill of Delmi Group	**1,846**

For the purposes of the Impairment Test on the goodwill of Delmi and TDE, as this value is intrinsically connected with the acquisition of control of Edison, we have made reference to the Cash Generating Units considered by Edison in testing its own goodwill, which amounts to 3,505 million euro, in line with the strategic and organisational decisions of the group, defined as the "Electricity Chain"[2] and the "Hydrocarbons chain"[3], as well as to the group as a whole.

From this point of view and on a preliminary basis, the surplus goodwill deriving from the Purchase Price Acquisition under IFRS 3 of TDE due to proportional consolidation, amounting to 81 million euro, has been allocated to the Hydrocarbons Chain, in line with the indications that emerged from the impairment test carried out by Edison. This analysis was carried out by an independent expert who estimated the value in use of the Cash Generating Units in question by applying statistical simulation techniques, such as the Montecarlo Method, considering the cash flows based on the economic and financial plan of the Edison Group for the period 2006-2013, as approved by the Board of Directors in December, suitably extended for subsequent periods depending on the expected useful life of the various assets and any changes in their use and/or yield. These cash flows were discounted on the basis of a pre-tax weighted average cost of 9% for the electricity chain and of 10% for the hydrocarbons chain. The recoverable amount determined on the basis of this statistical process was higher, per each Cash Generating Unit, than the book value of the respective amounts of net capital employed.

In the same way as for the Impairment test of TDE's goodwill and on the basis of the same procedure, we thought it best to attribute the Delmi's goodwill of 13 million euro to the same Cash Generating Units.

On the basis of the indications that emerged from the impairment test carried out according to the statistical process described earlier, the recoverable amount of the two Cash Generating Units was still higher than the respective book values represented by the amounts of net capital employed. No impairment loss was identified as a result of this test on the Delmi Group's goodwill.

[2] Edison's "Electricity Chain" is included in the AEM Group's "Electricity Segment".
[3] The "hydrocarbons" chain of Edison is included in the AEM Group's "Gas and Heat" segment.

A4) INVESTMENTS

Investments in associates valued at equity

Investments in associates, valued under the equity method, amount to 115 million euro (15 million euro at December 31, 2004).

The following tables shows changes of the year:

Investments in associates (in millions of euro)	**AEM Group**	**Delmi Group**	**Total**
Amount at December 31, 2004	**15**		**15**
Amounts on first-time consolidation		**33**	**33**
Changes during the year:			
- acquisitions	70	1	71
- sales		(3)	(3)
- revaluations	2		2
- writedowns		(2)	(2)
- reclassifications			0
- other changes	(2)	1	(1)
Total changes at December 31, 2005	**70**	**(3)**	**67**
Amount at December 31, 2005	**85**	**30**	**115**

:

Equity investments at December 31, 2005 report a net increase of 100 million euro, compared with December 31, 2004, due to the following changes:

- In April, the acquisition for 70 million euro of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in Italy and other European countries in the production of electricity from waste incineration and biogas and in the treatment and disposal of waste.
- The higher values paid on acquisition have now all be allocated to assets with the residual portion being booked to goodwill and submitted to impairment testing, which gave a positive result.

The Impairment Test was based on the following figures:

CGU	12/31/2005 €/million	Recoverable amount	WACC (Weighted Average Cost of Capital)	Period of cash flows
Ecodeco S.r.l.	37	Value in use	7.5%(1)	20 years

(1) After-tax discount rate applied to future cash flows

The goodwill arising on the acquisition of the 30% interest in Ecodeco S.r.l., which took place on April 22, 2005, amounts to 39 million euro.
Bear in mind that at the time of the Ecodeco Group's transition to IAS/IFRS, the application of fair value to property, plant and equipment on the basis of technical appraisals prepared by independent experts, also in order to apply the components approach foreseen by IAS 16, led to the emergence of a capital gain, prior to the effects of deferred tax and minority interests, of 29 million euro. Note that over 40% of this gain is attributable to the company's two incinerators.
This higher value allocated to property, plant and equipment has been depreciated by 2 million euro.
At December 31, 2005, this higher value therefore amounts to 37 million euro; it has been tested for Impairment, attributing the goodwill to the Ecodeco Cash Generating Unit .
The recoverable amount of the Ecodeco cash generating unit was determined on the basis of its value in use, obtained with the help of simulations for certain variables, including the rate of growth (g), the long-term cash flow and the time horizon being considered, in order to reflect the company's position in the life cycle and the performance achieved in recent years. No impairment loss was identified as a result of this test.

- the revaluations, amounting to 2 million euro, resulting from the consolidation at equity of the investments in Ecodeco S.r.l., e-Utile S.p.A. and Zincar S.r.l.;

- the other decreases of 2 million euro refer to the depreciation charge calculated on the higher value attributed to the investment in Ecodeco S.r.l., as described above;

- the consolidation of the Delmi Group, for 30 million euro.

In addition:
- no associate is quoted;
- the financial statements of the parent company AEM S.p.A. include all of the significant figures of the investments held directly in associates;
- the consolidated financial statements reflect all of the losses made by associates;

A5) OTHER NON-CURRENT FINANCIAL ASSETS

The other non-current financial assets total 314 million euro (375 million euro at December 31, 2004) and are made up of:

- financial assets held to maturity of 1 million of euro (non-existent at December 31, 2004);
- loans and receivables resulting from operations of 28 million euro (1 million of euro at December 31, 2004); these receivables refer, for 27 million euro, to the consolidation of the Delmi Group are mainly made up of the receivable from IPSE 2000 relating to its portion of the UMTS licences and for 1 million euro to the financial loan granted to the associate Alagaz S.p.A. for the "Methanisation of Porgolovo" project in St Petersburg;
- Other financial assets of 1 million euro arising on consolidation of the Delmi Group;
- financial assets available for sale amounting to 284 million euro (374 million euro at December 31, 2004) the changes of which are reported in the following table:

Financial assets available for sale (in millions of euro)	**AEM Group**	**Delmi Group**	**Total**
Amount at December 31, 2004	**374**		**374**
Change on application of the new IAS/IFRS at January 1, 2005	134		134
Amounts on first-time consolidation		**40**	**40**
Changes during the year:			
- acquisitions		1	1
- sales	(291)	(4)	(295)
- revaluations (*)	30	2	32
- writedowns (*)		(4)	(4)
- reclassifications			0
- other changes		2	2
Total changes at December 31, 2005	**(261)**	**(3)**	**(264)**
Amount at December 31, 2005	**247**	**37**	**284**

(*) revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

At January 1, 2005, on application of IAS 39, the value of the investments in listed companies was adjusted to their fair value for a total of 134 million euro.
These changes related to: the valuation of the investment in ATEL SA, 86 million euro, and the valuation of the investment in Fastweb S.p.A., 48 million euro.

The changes during the year under review due to the application of IAS 39 are negative for 264 million euro and mainly concern:

- the sale of 6,696,242 Fastweb S.p.A. shares (formerly e.Biscom S.p.A.), for 291 million euro, including both the purchase cost and the revaluation at fair value carried out on January 1, 2005, as well as the sale of other financial assets carried out by the Delmi Group for 4 million euro;
- the acquisition for 1 million euro arising from consolidation of the Delmi Group;
- the revaluations at fair value, positive for 32 million euro; this amount consists of 29 million euro from the revaluation of the investment in ATEL SA, 1 million euro from the revaluation of the investment in AEM Torino S.p.A. and 2 million euro from consolidation of the Delmi Group;
- writedowns for 4 million euro arising on consolidation of the Delmi Group;
- other changes, positive for 2 million euro, arising on consolidation of the Delmi Group.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value method are listed in attachments 3, 4, 5, 6 and 7 to the explanatory notes).

A6) NON-CURRENT DERIVATIVES

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Non-current derivatives	-	1	-	1

Extraordinary charges at December 31, 2005 amount to 1 million euro and refer to the valuation of the commodity price hedge taken out by Plurigas S.p.A..

A7) DEFERRED TAX ASSETS

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Deferred tax assets	116	16	50	80	262

This caption amounts to 262 million euro (116 million euro at December 31, 2004) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.
The adjustments made as a result of adopting IAS 32 and 39 led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity for 16 million euro, raising the opening value of this item to 132 million euro at January 1, 2005.
The adjustments resulting from the adoption of IAS 32 and 39 during the year led to a change of 4 million euro.
Consolidation of the Delmi Group produced an increase of 80 million euro and involved booking deferred tax assets for the adjustment to fair value of the Edison bonds, for tax losses carried forward and for changes in the value of non-current assets.

The effects of proportional consolidation of Edipower S.p.A., direct and indirect, led to a total impact of 81 million euro. As regards their valuation, deferred tax assets have been valued on the basis of their effective realisation, taking account of the limited time horizon of the industrial plans approved by the companies.

A8) OTHER NON-CURRENT RECEIVABLES

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other non-current receivables	2	-	149	151

Other non-current receivables amount to 151 million euro (2 million euro at December 31, 2004). The increase resulting from the consolidation of the Delmi Group amounts to 149 million euro. It mainly refers to tax credits for which reimbursement has been requested, including accrued interest at December 31, 2004.

A10) RESTRICTED OR PLEDGED DEPOSITS

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Restricted or pledged deposits	-	-	5	5

This caption has a balance of 5 million euro which relates solely to the consolidation of the Delmi Group; they are amounts of money deposited to guarantee timely reimbursement of the short and long-term instalments relating to project financing according to the commitments signed with the financing entities.

B) CURRENT ASSETS

B2) INVENTORIES

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Inventories	**75**	**5**	**(5)**	**127**	**202**
- Materials	10		(1)	16	25
- Inventory obsolescence reserve			(1)		(1)
- Fuel	49	5	8	104	166
- Other	4		(4)		-
Raw, ancillary and consumable materials	**63**	**5**	**2**	**120**	**190**
- Finished products and goods for resale				7	7
- Contract work in progress	12		(8)		4
- Advance payments			1		1

Inventories at December 31, 2005 total 202 million euro and increase by 127 million euro compared with December 31, 2004, thanks to the consolidation of the Delmi Group.
Other changes of the year in inventories concerned:

- 5 million euro, the increase in the value of the inventories of fuel held by Plurigas S.p.A., which were revalued on January 1, 2005, following the adjustment of the variable intrinsic component of inventories (fair value hedge) in accordance with IAS;
- for 8 million euro, the increase in fuel inventories, mainly because of the seasonal fall in fuel stocks of natural gas held by Plurigas S.p.A., which is consolidated on a proportional basis, and the fuel stocks of AEM Trading S.r.l.;
- for 1 million euro, the reduction in inventories of materials;
- for 4 million euro, the reduction in inventories of green certificates belonging to AEM Trading S.r.l. Note that from 2005, the values of surplus green certificates have been booked to "Other intangible assets" (for further details see the section on accounting policies);
- for 8 million euro, the decrease in contract work in progress, which at December 31, 2004 consisted of the inventories of Zincar S.r.l., which is no longer consolidated at December 31, 2005, and the decrease in inventories of Metroweb S.p.A. and AEM Calore & Servizi S.p.A.;
- for 1 million euro, the increase in advance payments paid during the year.

The book value of materials in inventory was written down to current value by means of an obsolescence reserve.
This reserve, which at December 31, 2005 amounted to 1 million euro, was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period.
Fuel inventories are valued at the lower of weighted average cost and market.

B3) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Trading investments (HFT)				14	14
Financial assets held to maturity (HTM)					-
Loans and receivables (L&R)					-
Financial assets available for sale					-
Other financial assets				1	1
Financial assets due from related parties				1	1
Total				**16**	**16**

This caption at December 31, 2005 amounts to 16 million euro; the increase compared with December 31, 2004 is due to consolidation of the Delmi Group and principally concerns investments, defined as trading investments for IFRS purposes, in the quoted companies AMGA S.p.A., ACEA S.p.A., ACEGAS S.p.A. and ACSM S.p.A..
The adjustment of these investments to current market value did not have a significant impact.

B4) CURRENT DERIVATIVES

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Current derivatives	-	31	11	33	75

Following the adoption of IAS 39 on January 1, 2005, the effect of outstanding derivatives has been booked to assets for 31 million euro, made up mainly of the valuation of derivatives hedging the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti as well as the price risk of Fastweb S.p.A.'s shares. These hedges did not pass the effectiveness test.

At December 31, 2005 this caption totals 75 million euro and is made up as follows:
- 34 million euro for the valuation at fair value of derivatives hedging interest rate risk on the bond loan and the valuation at fair value of the derivative on the committed lines of credit for a total of 600 million euro;
- 8 million euro for the valuation at fair value of the derivatives stipulated to hedge the price risk on fuel and electricity;

- 33 million euro on consolidation of the Delmi Group referring to hedges on interest rates, exchange rates and commodities.

Compared with January 1, 2005, there has been an increase in the derivative hedging the bond loan following its adjustment to fair value at December 31, 2005, an increase in the valuation of derivatives on differential contracts for the purchase of electricity, while the valuation of the derivative hedging the market price of the shares in Fastweb S.p.A. was eliminated following their sale, as was the valuation of the derivative on the debt to Cassa Depositi e Prestiti as its fair value at the end of the period was negative.
Details on derivatives are provided in the section on "Other information".

B5) TAXES RECEIVABLE

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Amounts due from tax authorities	66	(24)	21	63

At December 31, 2005 this item amounts to 63 million euro (66 million euro at December 31, 2004) and refers mainly to the tax credit given by the difference between advance payments of IRES and IRAP during the year and the balance of the estimate of taxes due for the year, as well as amounts due from the tax authorities in connection with the IRPEF advance paid on severance indemnities due to employees on the books at the end of 1997; it was paid by the parent company partly in July and partly at the end of November 1997 and 1998.
The negative change for the year of 24 million euro is mainly due to the reduction in receivables from the tax authorities for taxes partly offset by the increase in VAT receivables.
Consolidation of the Delmi Group amounted to 21 million euro and involved receivables from the tax authorities for VAT and IRES that derive from being part of the Group tax filing system.

B6) TRADE AND OTHER RECEIVABLES

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Receivables from customers	514	127	806	1,447
Reserve for bad and doubtful accounts	(7)	(3)	(45)	(55)
Total receivables from customers	*507*	*124*	*761*	*1,392*
Receivables from affiliates	*88*	*-22*	*29*	*95*
- parent entity	86	-21		65
- associates	2	-1	29	30
Other receivables	*38*	*23*	*156*	*217*
- due to the Electricity Equalisation Fund	17	21		38
- advances to suppliers	3	-1		2
- miscellaneous receivables	18	3	156	177
Total	**633**	**125**	**946**	**1,704**

At December 31, 2005 trade and other receivables amount to 1,704 million euro (633 million euro at December 31, 2004) and increase by 1,071 million euro mainly due to:

- an increase in receivables from customers, 124 million euro, principally because of higher receivables from the sale of electricity and gas;
- a decrease in receivables from affiliates, 22 million euro, essentially due to a fall in receivables from the parent entity for lower supplies of electricity and services;
- an increase in other receivables, 23 million euro, due to an increase in receivables from the Electricity Equalisation Fund;
- consolidation of the Delmi Group, 946 million euro.

At December 31, 2005 the reserve for bad and doubtful accounts amounted to 55 million euro, an increase of 48 million euro compared with the end of the previous year as a result of the provisions and utilisations of the period, other changes, and of the consolidation of the Delmi Group (45 million euro). This reserve is considered adequate to cover the risk.
Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

(in millions of euro)	**Amount at 12/31/04**	**Provision**	**Utilisations**	**Other changes**	**Delmi Group**	**Amount at 12/31/05**
Reserve for bad and doubtful accounts from users and customers	7	5	(1)	(1)	45	55

B7) CASH AND CASH EQUIVALENTS

(in millions of euro)	**Amount at 12/31/2004**	**Changes during the year**	**Consolid. Delmi Group**	**Amount at 12/31/2005**
Bank and postal deposits	220	(179)	144	185
Cash and cash equivalents		0	7	7
Receivables for financial transactions			50	50
Total	**220**	**(179)**	**201**	**242**

Liquid funds at December 31, 2005 amount to 242 million euro (220 million euro at December 31, 2004) including the consolidation of the Delmi Group, 201 million euro.
Receivables for financial transactions of the Delmi Group, amounting to 50 million euro, refer to Government securities which can be sold immediately.
Bank deposits include interest accrued but not yet credited at the year-end. The reduction in bank deposits during the period, prior to consolidation of the Delmi Group, took place at the same time as the reduction in short-term bank borrowings.

B) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other current assets	24	(5)	(4)	6	21

These amount to 21 million euro (24 million euro at December 31, 2004) and refer to income pertaining to the period but collectible in future periods, and costs incurred before the closure of the period but pertaining to future periods

On January 1, 2005, in application of IAS 39, the issue deficit of the AEM S.p.A. bond loan maturity 2013 was deducted from the value of the loan for 1 million euro; similarly, the commissions on the loans of Edipower S.p.A. were deducted from the amounts due to banks for 4 million euro.

The changes during the year concern principally the reduction in the assets of the subsidiary AEM Calore & Servizi S.p.A. due to the sale of the "National Area" business on April 1, 2005.

The consolidation of the Delmi Group led to an increase of 6 million euro.

D) SHAREHOLDERS' EQUITY

Shareholders' equity, which at December 31, 2005 amounts to 3,673 million euro (1,385 million euro at December 31, 2004), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Equity pertaining to the Group:					
Share capital	936				936
(Treasury shares)	(35)		12		(23)
Legal reserve	77		8		85
Other reserves	130	129	30	21	310
Retained earnings	64		55	(20)	99
Net profit for the year	210		32		242
Total equity pertaining to the Group	**1,382**	**129**	**137**	**1**	**1,649**
Minority interests	3		904	1,117	2,024
Total shareholders' equity	**1,385**	**129**	**1,041**	**1,118**	**3,673**

D1) Share capital

At December 31, 2005 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

D3) TREASURY SHARES

At December 31, 2005 this caption shows an amount of 23 million euro and refers to 22,751,455 treasury shares purchased during the previous year, net of the sale of 7,909,605 treasury shares to purchase the investment in Ecodeco S.r.l.. At December 31, 2005 the company owns no. 14,841,850 ordinary shares of AEM S.p.A.. This item has been deducted from equity in accordance with IFRS.

D4) LEGAL RESERVE

At December 31, 2005 it amounts to 85 million euro. The increase compared with the financial statements for the year ended at December 31, 2004 is equal to 8 million euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

D5) OTHER RESERVES

IAS/IFRS transition reserve

This reserve, amounting to 15 million euro at December 31, 2005 (-67 million euro at December 31, 2004), includes the cumulative effects of revaluations and writedowns deriving from first-time application of international accounting standards.

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
IAS/IFRS transition reserve	(67)	129	(48)	1	15

The negative balance at December 31, 2004 of 67 million euro reflected the adjustments deriving from the application of IAS/IFRS at January 1, 2004. At January 1, 2005, this reserve showed a positive balance of 129 million euro due to the first-time application of IAS 32 and 39. The changes of the year, negative for 48 million euro, refer to the sale of Fastweb S.p.A. shares during the year under review resulting in a reduction of the IAS/IFRS transition reserve. The impact of the consolidation of the Delmi Group amounts to 1 million euro.

IAS reserves

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
IAS reserves		-	24	(4)	20

At December 31, 2005 these total 20 million euro (zero balance at December 31, 2004) and include all the impacts of the valuations carried out after first-time adoption of IAS/IFRS.
The changes of the year amount to 24 million euro, adjusted of 4 million euro because of the consolidation of the Delmi Group.

Other reserves

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other reserves	197	-	54	24	275

These total 275 million euro (197 million euro at December 31, 2004) and principally refer to the extraordinary reserve deriving from allocation of a portion of retained earnings not distributed by AEM S.p.A..
The consolidation of the Delmi Group entailed a positive change of 24 million euro

D6) RETAINED EARNINGS

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other reserves	64	-	55	(20)	99

This caption shows a positive balance of 99 million euro (64 million euro at December 31, 2004) and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.
The consolidation of the Delmi Group had a negative impact of 20 million euro.

D7) NET PROFIT FOR THE YEAR

It amounts to 242 million euro and includes the result of the year under review.

D8) MINORITY INTERESTS

(in millions of euro)	AEM Group	Delmi Group	Total
Amount at December 31, 2004	3	-	3
Consolidation of Transalpina di Energia		1,117	1,117
Consolidation Delmi	898	-	898
Share of result for the year	6	-	6
Amount at December 31, 2005	**907**	**1,117**	**2,024**

At December 31, 2005 this totals 2,024 million euro (3 million euro at December 31, 2004) and represents the portion of capital, reserves and net result pertaining to minority interests of Delmi S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l., as well as to minority interests of the Edison Group consolidated through Transalpina di Energia S.r.l.
The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

E) LIABILITIES

E1) NON-CURRENT LIABILITIES

E1 – 1) Medium/long term financial liabilities

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Non-convertible bonds	500	32	2	1,492	2,026
Convertible bonds					-
Payables to shareholders for loans					-
Due to banks	873	(8)	281	1,491	2,637
Due to other providers of finance	317		(42)	18	293
Derivatives		1	(1)		-
Finance lease payables	41		(11)	15	45
Securities issued					
Total	**1,731**	**25**	**229**	**3,016**	**5,001**

Medium/long-term loans and derivatives amount to 5,001 million euro (1,731 million euro at December 31, 2004) and show an increase of 3,270 million euro as a result of the following factors:

- the increase of 34 million euro referring to the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market. On January 1, 2005 this caption increased by 32 million euro, due to the following movements: the valuation at fair value as of January 1, 2005 (+34 million euro), in application of IAS 39, as revised , partially offset by the reclassification , deducted directly from the value of the loan, of the issue deficit (-1 million euro) and related expenses (-1 million euro). The increase at December 31, 2005, of 2 million euro, refers to the valuation at fair value of the bond loan as of that date. We would like to point out that in current assets, current derivatives include the valuation at fair value of the derivative hedging the interest rate risk on the bond loan;
- consolidation of the Delmi Group, consisting of bonds, led to an increase of 1,492 million euro, as detailed in the following table:

(in millions of euro)	Maturity	Nominal value in circulation	Amortised cost	Fair value
Euro Medium Term Notes:				
Edison Spa	07/20/2007	300.0	334.5	329.0
Italenergia	08/26/2007	415.0	422.5	422.5
Edison Spa	12/10/2010	350.0	381.5	377.0
Edison Spa	07/19/2011	250.0	255.5	255.5
Edison Treasury Services Srl	07/20/2009	97.5	98.0	98.5
Total		**1,412.5**	**1,492.0**	**1,482.5**

Note that the Edison bonds have been valued at fair value on the acquisition of control by Transalpina di Energia. This involved booking higher debt of 78 million euro at September 30, 2005; the amortised cost adjustment in accordance with IAS 39 involved an amount of 2 million euro;

- the increase of 273 million euro in long-term payables to banks refers to amounts due to banks of the AEM Group because of the Delmi S.p.A. increase in capital and 20% of the payables of Edipower S.p.A.;
- consolidation of the Delmi Group led to an increase of 1,491 million euro made up of 613 million euro for the consolidation of Transalpina di Energia (relating to a loan contract stipulated for the purchase of the investment in Edison S.p.A), 536 million euro for proportional consolidation of Edipower S.p.A. and 342 million euro for consolidation of the Edison Group; the direct and indirect proportional consolidation of Edipower S.p.A. impacted for 965 million euro;
- the decrease of 42 million euro in medium/long-term amounts due to other providers of finance is exclusively due to reclassification to current liabilities of the amount maturing in 2006 of the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., related to the acquisition of the business from Enel Distribution S.p.A.; the consolidation of the Delmi Group determined a positive change of 18 million euro;
- the decline of 11 million euro related to amounts due to leasing companies for the sale and lease-back operation carried out in 2001 on the building in Corso di Porta Vittoria, Milan. The decrease is due to repayments made during the period; The consolidation of the Delmi Group determined a positive change of 15 million euro.

The section "Other information" illustrates the nature and the content of medium/long-term loans.

E1 – 2) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Deferred tax liabilities	147	12	49	728	936

At January 1, 2005 there were deferred tax liabilities of 12 million euro, following the adjustments made for the adoption of IAS 32 and 39.
This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities of all companies of the AEM Group

for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

The increase of 789 million euro mainly relates to the allocation of the period results, as well as to the consolidation of the Delmi Group, totalling 728 million euro. Details of deferred tax liabilities are given below, based on the nature of the temporary differences which generated them, taking into account that for certain Group companies they have been offset against deferred tax assets, if the requirements of IAS 12 are met:

(in millions of euro)

Reserve for deferred taxation	**Financial statements 12.31.2005**
Value difference of Property, plant and equipment	907
Application of the finance lease principle (IAS 17)	29
Application of the financial instruments standard (IAS 39)	24
Other deferred tax liabilities	38
Total provision for deferred tax liabilities (A)	**997**
Deferred tax assets used to offset	
prior year tax losses	30
Taxed risk provisions	27
Application of the financial instruments standard (IAS 39)	2
Other deferred tax assets	2
Total deferred tax assets used to offset liabilities (B)	**61**
Total provision for deferred tax liabilities (A-B)	**936**

E1 – 3*) Employee benefits*

(in millions of euro)	**Amount at 12/31/2004**	**Changes during the year**	**Consolid. Delmi Group**	**Amount at 12/31/2005**
Employee benefits	161	2	37	200

At December 31, 2005 this caption amounts to 200 million euro (161 million euro at December 31, 2004) and is made up of:

- Severance indemnities
  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

This amounts to 106 million euro (70 million euro at December 31, 2004) and includes the total liability for severance indemnities accrued by employees on the books at December 31, 2005, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.
In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.
The consolidation of the Delmi Group determined an increase in Severance indemnities of 37 million euro.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2005	2004
Discount rate	min.4.00 % - max.4.50%	4.50%
Rate of increase in labour cost	min. 2.00% - max.3.50%	3.00%
Annual inflation rate	min.1.50% - max.2.00%	2.00%

- Employee benefits
  This caption amounts to 94 million euro (91 million euro at December 31, 2004) and is made up of:
  - 50 million euro (44 million euro at December 31, 2004) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus.
  - 36 million euro (38 million euro at December 31, 2004), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The reserve, which at December 31, 2005 is considered sufficient to cover the risk to which it refers, went down by 2 million euro compared with December 31, 2004. This was caused by the difference between the utilisations during the year of 3 million euro, and the amount provided to adjust it to the charge actually borne by AEM S.p.A., 1 million euro;
  - 8 million euro (9 million euro at December 31, 2004) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment; The methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2005	2004
Discount rate	min.4.00 % - max.4.50%	4.50%
Rate of increase in labour cost	min. 2.00% - max.3.50%	3.00%
Annual inflation rate	min.1.50% - max.2.00%	2.00%

The changes of the year are shown in the following table:

in millions of euro)	Amount at 12/31/2004	Provision	Utilisations	Reclassification	Delmi Group	Amount at 12/31/2005
Severance indemnities	70	7	(6)	(2)	37	106
Payments in lieu of notice						0
Employee benefits	91	9	(6)			94
Total	**161**	**16**	**(12)**	**(2)**	**37**	**200**

E1 – 4) Provisions for charges and risks

(in millions of euro)	Amount at 12/31/2004	provisions	utilisations	Other changes	Consolid. Delmi Group	Amount at 12/31/2005
Provisions for charges and risks	82	65	(28)	(2)	501	618

At December 31, 2005 they amount to 618 million euro (82 million euro at December 31, 2004) and refer to:

- potential charges relating to an outstanding dispute with local entities regarding local taxes and outstanding disputes with social security institutions, as well as water off-take surcharges, for a total of 85 million euro (38 million euro at December 31, 2004);
- the provision made to cover the risk deriving from reintegration of resolution 20/04 of the Authority for Electricity and Gas relating to tariffs for the sale of electricity to the captive market, 15 million euro (same as at December 31, 2004);
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 17 million euro (29 million euro at December 31, 2004); the increase is attributable to new disputes deriving from operations.

This out-of-period income is more than offset by the booking of general equalisation charges relating to electricity distribution and transport costs, which following definition by the Authority for Electricity and Gas of the calculation mechanisms, were booked as a deduction from revenues (for an amount of 11 million euro), whereas in 2004 they were booked as provisions.

- consolidation of the provisions for risks and charges of the Delmi Group, 501 million euro made up of:

(in millions of euro)	Amount at 09/30/2005	Provision	Utilisations	Other	Amount at 12/31/2005
- Tax disputes	23		(5)		18
- Charges relating to contractual guarantees on sales of investments	107		(1)	(2)	104
- Disputes, litigation and settlements	93	2	(3)	(6)	86
- Provisions for dismantling and reclamation of industrial sites	84	1	(1)	3	87
- Environmental risks	90				90
- Risks on investments	9		(1)		8
- Other risks and charges	83	36	(11)		108
Total provisions for charges and risks - Delmi Group	**489**	**39**	**(22)**	**(5)**	**501**

E1 – 5) Other non-current liabilities

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other non-current liabilities	89	6	121	216

At December 31, 2005 they amount to 216 million euro (89 million euro at December 31, 2004) and refer to payables to financial partners of Edipower S.p.A. in relation to put options for the portion pertaining to AEM S.p.A., namely 4%, including interest accrued during the year, as well as consolidation of the Delmi Group for 121 million euro, 118 million euro of which relates to payables for the put options linked to the purchase of 10% of Edipower S.p.A. and 3 million euro with interest-bearing guarantee deposits made by customers for gas delivery contracts.

E2) CURRENT LIABILITIES

E2 – 1) Trade and other payables

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Advances	75		(11)	12	76
Trade accounts payable	462		(33)	645	1,074
Trade payables to related parties	8		(3)		5
- To the parent entity	6		(3)		3
- To associates	2				2
Payables to social security institutions	14		(1)	8	21
Other payables	53		21	195	269
Total	**612**	**0**	**(27)**	**860**	**1,445**

Trade and other payables amount to 1,445 million euro (612 million euro at December 31, 2004) and report an increase of 833 million euro as a result of the following factors:

- the increase of 860 million euro in trade and other payables resulting from the consolidation of the Delmi Group.
- the decrease of 11 million euro of advances from customers due to: on the one hand, the deconsolidation of Zincar S.r.l. which, at December 31, 2004 reported a balance of 5 million euro, the decrease of advances from customers mainly of AEM Trading S.r.l., and AEM Energia S.p.A. of 3 million euro and the decrease of advance payments paid by the Municipality of Milan of 4 million euro; on the other, the increase in deposits paid by customers of AEM Gas S.p.A. for 1 million euro;
- the decrease of 33 million euro in amounts due to suppliers;
- the decrease of 3 million euro in payables to the parent entity;
- the decrease of 1 million euro in payables to social security institutions;
- the increase of 21 million euro in other payables mainly related to the increase in payables to the Electricity Equalisation Fund, attributable to the booking of an equalisation liability for 2005.

E2 – 2) Tax liabilities

(in millions of euro)	Amount at 12/31/2004	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Tax liabilities	18	76	8	102

The Group's tax liabilities amount to 102 million euro (18 million euro at December 31, 2004) with an increase of 84 million euro mainly due to the increase in payables to the Treasury and to local government entities for the taxes on electricity and gas consumption, higher payables to the Tax

Authorities for VAT and income taxes for the period, as well as consolidation of the Delmi Group's tax liabilities.
These taxes are all due within one year.

E2 – 3) Short-term financial liabilities

(in millions of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Non-convertible bonds	-	-	-	-	-
Convertible bonds	-	-	-	-	-
Payables to shareholders for loans	-	-	-	-	-
Due to banks	353		257	312	922
Due to other providers of finance	42	-	1	12	55
Derivatives	-	12	9	6	27
Finance lease payables	-	-	5	6	11
Securities issued	-	-	-	-	-
Financial payables to related parties	77	-	(7)		70
Total	**472**	**12**	**265**	**336**	**1,085**

Short-term financial liabilities amount to 1,085 million euro (472 million euro at December 31, 2004) and increase by 613 million euro related to:

- for 257 million euro, the increase in short-term bank borrowings due to the utilisation of short-term revolving lines, related to the increase in capital of Delmi S.p.A., a company that jointly controls Edison through Transalpina di Energia S.r.l.;
- for 1 million euro, amounts due to other providers of finance;
- for 21 million euro, the amount of derivatives, for 12 million euro, following the adoption of IAS 39 on January 1, 2005, and for 9 million euro, the increase during the period under review, due to the valuation of derivatives hedging price fluctuations for commodities of Plurigas S.p.A., as well as the valuation at fair value of derivatives stipulated for the current year on differential contracts with Acquirente Unico S.p.A. and of derivatives on the exchange rate risks on the loans from Cassa Depositi e Prestiti;
- for 5 million euro, the reclassification of the portion maturing within one year of finance lease payables;
- for 7 million euro, financial payables from related parties concerning the balance on the current account which regulates the financial relationship between AEM S.p.A. and the Municipality of Milan;
- for 336 million euro, the consolidation of short-term financial liabilities of the Delmi Group mainly consisting of amounts due to banks. This amount also includes the effect of derivatives of Delmi S.p.A..

The section "Other information" illustrates the nature and the content of short-term loans.

E2 – 5) OTHER LIABILITIES

(in millions of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes during the year	Consolid. Delmi Group	Amount at 12/31/2005
Other liabilities	2	-	3	-	45

At December 31, 2005, this item amounts to 45 million euro and refers to services already billed but pertaining to future years; the increase of 3 million euro relates to the booking of the future benefit on the portions assigned to production plant for emissions of polluting substances in compliance with the Kyoto Protocol.

2. INCOME STATEMENT

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A (hereafter called "Delmi Group"; as a result, the figures at 31 December 2005, are not directly comparable with those at 31 December 2004.
The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis. Zincar S.r.l. has been excluded from the scope of consolidation from 2005 and is now carried at equity. Ecodeco S.r.l., 30% of which was acquired during the year under review, is carried at equity.

1) REVENUES

Revenues at December 31, 2005 amount to 3,107 million euro (1,885 million euro at December 2004). The breakdown of the more important revenue items is as follows.

1.1 Revenues from sales

Revenues from sales (millions of euro)	**12.31.2005**	**12.31.2004**
Sale of electricity	1,816	947
Distribution, transport and measurement of electricity	153	155
Sale of heat	58	26
Sale and distribution of gas to customers and other companies	685	393
Sales of fuel	31	32
Water sold to civil customers	5	-
Total revenues from sales	**2.748**	**1.553**

Revenues from sales amount to 2,748 million euro (1,553 million euro at December 31, 2004), including 952 million euro related to the consolidation of the Delmi Group, and concern:

- for 1,816 million euro (947 million euro at December 31, 2003) revenues from the sale of electricity to captive customers, to eligible end customers, to wholesalers and institutional operators (Acquirente Unico S.p.A. and GRTN S.p.A.), also through sales on the Italian Power Exchange. The increase, compared with December 31, 2004 is due to higher quantities sold, higher tariffs on sales to the captive market, which included the inflationary trend of power raw materials on international markets, and consolidation of the Delmi Group for 670 million euro;
- for 153 million euro (155 million euro at December 31, 2004), revenues from the distribution, transport and measurement of electricity; these are stated net of estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas and net of the estimate for potential liabilities deriving from the equalisation of distribution costs. The decrease compared with last year, is due to the updating for 2005 of the fees for the transmission and distribution of electricity (AEEG resolution no. 135/04), and to the booking of equalisation charges for power distribution and transport costs, whereas in 2004 they were

booked as provisions; partly offset by the consolidation of the revenues of the Delmi Group of 9 million euro;

- for 58 million euro (26 million euro at December 31, 2004) including 23 million euro related to the consolidation of the Delmi Group, revenues for the sale of heat to customers;
- for 685 million euro (393 million euro at December 31, 2004), revenues for the sale and distribution of gas, including 232 million euro related to the consolidation of the Delmi Group;
- for 31 million euro (32 million euro at the end of the previous year), of which 13 million euro related to the consolidation of the Delmi Group, revenues for the sale of fuel relating to the sale of coal to other industrial partners of Edipower S.p.A.;
- for 5 million euro revenues deriving from the sale of water to civil customers relating to the consolidated portion of the Delmi Group.

1.2 Revenues from services

Revenues from services (millions of euro)	**12.31.2005**	**12.31.2004**
Services on behalf of customers and third parties	142	167
Services rendered to the parent entity	25	28
Services to associates	1	1
Total revenues from services	**168**	**196**

Revenues for services rendered on behalf of third parties, amounting to 168 million euro (196 million euro at December 31, 2004), regarding;

- for 142 million euro (167 million euro at December 31, 2004), revenues per services on behalf of third parties, concerning:
  - reimbursements from ASM Brescia S.p.A. (18 million euro) for charges relating to the thermoelectric production at the Cassano d'Adda power station, including a share of running costs and capital expenditure for the period (37 million euro at December 31, 2004). Compared with last year, the reduction is due to lower reimbursements of fuel costs for the thermoelectric output purchased on behalf of ASM Brescia S.p.A., which from September 2004 purchases directly the gas needed to produce its quota of electricity at the Cassano d'Adda power station;
  - for 17 million euro, revenues relating to energy transport, of which 13 million euro is the fee paid by Terna S.p.A (ex GRTN S.p.A.) to AEM Trasmissione S.p.A. (12 million euro at the end of the previous year) and 4 million euro from the consolidation of the Delmi Group;
  - for 45 million euro, revenues from the rent of fibre optic cable by Metroweb S.p.A. (46 million euro at December 31, 2004);
  - for 43 million euro, revenues from heat management and facility management services rendered by AEM Calore & Servizi S.p.A. (58 million euro at December 31, 2004). The decrease refers substantially to the transfer of the contracts belonging to the National Area that were included in the sale of the business on April 1, 2005;
  - revenues for services to the general public connected to the networks owned by Group companies for a total of 4 million euro, unchanged with respect to December 31, 2004;
  - revenues for miscellaneous services, 10 million euro (10 million euro at the end of 2004);
  - revenues arising from the consolidation of the Delmi Group of 5 million euro;

- revenues for services to the Municipality of Milan amount to 25 million euro (28 million euro at December 31 2004) and refer essentially to the installation and management of public illumination and urban traffic light systems on behalf of the Municipality, which are down slightly on the previous year because of a lower level of activity;
- services to associates, 1 million of euro, unchanged compared with December 31, 2004.

1.3 Revenues from long-term contracts

(millions of euro)	12.31.2005	12.31.2004
Revenues from long-term contracts	-8	-

The change in long-term contracts shows a negative balance of 8 million euro (zero balance at 31 December 2004) and relate to the consolidation of AEM S.p.A.'s portion of the Delmi Group.

1.4 Other operating income

Other operating income (millions of euro)	12.31.2005	12.31.2004
Connection contributions	16	19
Rents paid by associates	1	1
Excess risk provisions	12	1
Other revenues	136	115
Income from hedges on operating derivatives	60	-
Charges from hedges on operating derivatives	-26	-
Total other revenues and income	**199**	**136**

Other operating income amount to 199 million euro (136 million euro at September 31, 2004) and is made up of:

- for 16 million euro (19 million euro at December 31, 2004), from connection contributions;
- for 1 million euro (the same as at December 31, 2004), from rents to associates;
- for 12 million euro (1 million euro at December 31, 2004), from overprovision of certain reserves for specific risks, including 6 million euro related to the consolidation of the Delmi Group;
- for 136 million euro (115 million euro at December 31, 2004), from miscellaneous income, including 47 million euro related to the consolidation of the Delmi Group. This caption essentially relates to: out-of-period income for overprovisions in prior years; the valuation of the surplus green certificates, the reimbursements for damages and penalties recognised by users, insurance companies and individuals, as well as the sale of appliances and materials. This caption includes out-of-period income concerning: the equalisation of the tax on hydroelectric yield for 2001 which followed publication by AEEG of resolution 73/05 (19 million euro);

adjustments to provisions relating to definitive settlement of commercial relations with the Sole Buyer in previous years (5 million euro) and accounting for tariff equalisations for consumption in the years 2001, 2002 and 2003, billed to end-customers following the definition by the Authority for Electricity and Gas of new tariff levels with retroactive effect, at the end of a long judicial process (8 million euro);

- for 60 million euro of income from hedges on operating derivatives, including 21 million euro related to the consolidation of the Delmi Group. This item relates mainly to premiums collected on differential contracts for sales of electricity stipulated with Acquirente Unico S.p.A., inclusive of the positive valuation of fair value at December 31, 2005;
- -26 million euro, charges on differential contracts for sales of electricity recognised to the Sole Buyer by AEM Trading S.r.l.

2) OTHER OPERATING INCOME

2.3 Other operating income

(millions of euro)	12.31.2005	12.31.2004
Other operating income	41	-
Other non-recurring operating income	7	-
Total other operating income	**48**	-

Other operating income amounts to 41 million euro and refers to the consolidation of the other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

Other non-recurring operating income amounts to 7 million euro and refers to the gain realised by the subsidiary AEM Calore & Servizi S.p.A. following the sale of the "National Area" business to Cofathec Servizi S.p.A., on April 1, 2005.

3) OPERATING COSTS

Operating costs at December 31, 2005 amount to 2,197 million euro (1,175 million euro at December 2004). The main items in this caption are commented on below.

3.1 Raw materials and consumables used

Raw materials and consumables used (millions of euro)	**12.31.2005**	**12.31.2004**
Purchases of power and fuel	1,612	834
Change in inventories of fuels	-6	-21
Demineralised industrial water	3	-
Purchases of other fuel	1	1
Purchases of materials	37	19
Change in inventories of materials	3	-
Income from hedges on operating derivatives	-24	-
Charges from hedges on operating derivatives	13	-
Total raw materials and consumables used	**1.639**	**833**

The cost for purchasing raw and other materials and goods amounted to 1,639 million euro (833 million euro at December 31, 2004), of which 619 million euro related to the consolidation of the Delmi Group. In particular:

- costs for the purchase of hydroelectric power and fuel total 1,612 million euro (834 million euro at December 31, 2004) and refer to purchases of hydroelectric power from institutional operators, from other power companies, in Italy and abroad, and on Italian Power Exchange, as well as to purchases of fuel for resale and for hydroelectric production; the increase compared with December 31, 2004 is due to the rise in costs for purchases of hydroelectric power for resale, and in unit purchase costs, associated with the changes in the price of raw materials on international markets, as well as to consolidation of the costs of the Delmi Group of 586 million euro;
- the change in inventories of fuels presents a negative balance of 6 million euro (-21 million euro at December 31, 2004), mainly due to higher stocks held by AEM Trading S.r.l., and to higher stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis in line with the shareholding held by AEM S.p.A. (40%), partly offset by the positive change in consolidated inventories of the Delmi Group for 7 million euro;
- the costs for the purchase of demineralised industrial water amount to 3 million euro for the consolidated portion of the Delmi Group;
- the costs for the purchase of other fuels amount to 1 million euro, the same as at December 31, 2004;
- the costs for the purchase of materials amount to 37 million euro (19 million euro at the end of the previous year) net of capitalised expenses related to investments, including 22 million euro arising from consolidation of the Delmi Group;
- the change in inventories of materials shows a positive balance of 3 million euro, mainly due to the change in inventories of the Delmi Group;

- gains on hedges of operating derivatives of -24 million euro referred to purchases of fuel by AEM Trading S.r.l., AEM Energia S.p.A. and Plurigas S.p.A.;
- charges for hedges on operating derivatives of 13 million euro relate to the fair value hedge of the derivatives hedging commodity prices taken out by Plurigas S.p.A..

3.2 Services

Services (millions of euro)	12.31.2005	12.31.2004
Electricity delivering and transmission charges	151	87
Subcontracted work	127	77
Services	76	69
Services from associates	14	12
Total services used	**368**	**245**

Services used amount to 368 million euro (245 million euro at December 31, 2004) including 132 million euro regarding the Delmi Group, and refer to:

- charges for the use of electric and gas infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A, AEM Elettricità S.p.A., Plurigas S.p.A. and Edipower S.p.A. and including the consolidation of the Delmi Group, for a total of 151 million euro (87 million euro at December 31, 2004);
- costs for subcontracted work, net of capitalised charges, for 127 million euro (77 million euro at December 31, 2004), including those resulting from consolidation of the Delmi Group, mainly relating to activities carried out for customers and third parties, and maintenance and repair of company assets,
- other costs for services, 76 million euro (69 million euro at December 31, 2004), including 9 million euro relating to costs incurred by the Delmi Group.
- services from associates, net of capitalisations, 14 million euro (12 million euro at December 31, 2004).

3.3 Changes in inventories of finished goods and work in progress

(millions of euro)	12.31.2005	12.31.2004
Changes in inventories of finished goods and work in progress	66	1

The changes in inventories of finished products and contract work in progress at December 31, 2005 come to a total 66 million euro (1 million euro at December 31, 2004) including 62 million euro for the Delmi Group.

3.6 Other operating costs

Other operating costs (millions of euro)	12.31.2005	12.31.2004
Use of third-party assets	20	9
Use of assets of the parent entity	2	2
Water taxes, duties and fees	52	39
Other expenses	40	46
Hedging income on operating derivatives	-2	-
Hedging charges on operating derivatives	12	-
Total other operating costs	**124**	**96**

At December 31, 2005, other operating costs total 124 million euro (96 million euro at December 31, 2004) and are made up of

- use of third-party assets for 20 million euro (9 million euro at December 31, 2004) and mainly refer to concessionary fees for the management of gas and district heating services in the area of certain municipalities close to Milan, vehicle lease instalments, rental expenses and software licence fees, as well as to the consolidation of the costs of the Delmi Group, 9 million euro;
- use of third-party assets of 2 million euro (unchanged with respect to December 31, 2004), including the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan;
- taxes and water fees of 52 million euro (39 million euro at December 31, 2004) including 13 million euro for the Delmi Group, refer to water fees as well as ICI payable by the Group;
- other operating expenses of 40 million euro (46 million euro at December 31, 2004), including 7 million euro for consolidation of the Delmi Group, refer to the purchase of green certificates, trade association membership fees and out-of-period expenses and underprovisions;
- hedging income on operating derivatives is negative for 2 million euro and relates to a hedging contract for the transport capacity fee agreed by AEM Trading S.r.l. with Terna S.p.A. (ex GRTN S.p.A.);
- hedging charges on operating derivatives amount to 12 million euro and relate to the hedging contract for the transport capacity fee agreed by AEM Trading S.r.l. with Terna S.p.A. (ex GRTN S.p.A.), and to the consolidated charges of the Delmi Group for 9 million euro.

4) LABOUR COSTS

At December 31, 2005, labour cost, net of capitalised costs, amounts to 191 million euro (154 million euro at December 31, 2004), of which 30 million euro refer to the Delmi Group, as detailed below:

Labour costs (millions of euro)	**12.31.2005**	**12.31.2004**
Wages and salaries	114	95
Social security charges	40	34
Severance indemnities	10	10
Retirement benefits and similar provisions	1	-
Other costs	26	15
Total labour costs	**191**	**154**

The average number of employees of AEM S.p.A. and the companies consolidated line-by-line is analysed below by grade and type of contract; the employees of companies consolidated on a proportional basis, such as the Delmi Group, are therefore not included:

	2005						**2004**					
	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total
Managers	43					43	47	-	-	-	-	47
Supervisors		85	40	3	8	136	-	90	36	2	15	143
White-collar workers		1,050	547	28	117	1,742	-	1,066	555	40	113	1,774
Blue-collar workers		504	300		40	844	-	528	311	3	99	941
Total	43	1,639	887	31	165	2,765	47	1,684	902	45	227	2,905

5) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at December 31, 2005 totals 767 million euro (556 million euro at December 31, 2004).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation and amortisation, provisions and writedowns (millions of euro)	12.31.2005	12.31.2004
Amortisation of intangible assets	26	8
Depreciation of property, plant and equipment, of which:	216	131
- 1. ordinary depreciation	*191*	*118*
- 2. depreciation of transferable assets	*25*	*13*
Other writedowns of non-current assets	48	13
Writedown of receivables included among current assets and liquid funds	9	5
Provisions for risks and charges	74	45
Total depreciation and amortisation, provisions and writedowns	**373**	**202**

Depreciation and amortisation, provisions and writedowns, amount to 373 million euro (202 million euro at December 31, 2004) and consist of:

- amortisation, 26 million euro (8 million euro at December 31, 2004) including 17 million euro related to the consolidation of the Delmi Group, being the charge for the year of costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, transit rights for the fibre-optic network, expenses incurred for the conversion to natural gas of the municipal central heating plants and district heating plants owned by customers
- depreciation of property, plant and equipment, amounting to 216 million euro (131 million euro at December 31, 2004), of which 25 million euro (13 million euro at December 31, 2004) referred to the depreciation of freely transferable assets. This caption includes 70 million euro for the consolidated portion of the Delmi Group, of which 7 million euro consists of depreciation of freely transferable assets.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, and current regulations;
- writedowns of property, plant and equipment, of 48 million euro (13 million euro at December 31, 2004), concern, for 43 million euro, writedowns of non-current assets carried out by the Delmi Group relating essentially to the effects of impairment tests, which involved writing down certain items of property, plant and equipment forming part of the hydroelectric chain and, for 5 million euro, writedowns of buildings and parts of plant belong to AEM S.p.A.'s power stations, which are no longer considered functional for the business;
- the valuation of receivables included under current assets, for 9 million euro (5 million euro at December 31, 2004) of which 4 million euro related to the consolidation of the Delmi Group, in order to adjust receivables from customers to their estimated realisable value;
- provisions for risks of 74 million euro (45 million euro at September 31, 2004) made by the Parent Company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, and by Edipower S.p.A. and Plurigas S.p.A. for risks arising from ordinary operations, as well as the consolidated portion of provisions made by the Delmi Group of 9 million euro.

7) PROFIT FROM OPERATIONS

In consideration of the above, operating income amounts to 394 million euro (354 million euro at December 31, 2004).

FINANCIAL COSTS

Net financial costs amount to 38 million euro (- 63 million euro at December 31, 2004) of which 27 million euro for consolidation of the Delmi Group. The more significant details are reported below.

8) INCOME/LOSSES FROM REVALUATIONS OF FINANCIAL ASSETS AVAILABLE FOR SALE

Income/losses from revaluations of financial Assets available for sale (millions of euro)	**12.31.2005**	**12.31.2004**
Income from revaluations of financial assets	-	4
a) of investments	*-*	*4*
Losses from revaluations of financial assets	2	1
a) of investments	*2*	*1*
Total income/losses from revaluations of financial assets available for sale	**-2**	**3**

Income/losses from revaluations of financial assets show a negative balance of 2 million euro (positive balance of 3 million euro at December 31, 2004), mainly due to consolidation of the Delmi Group. At December 31, 2004 this caption included income of 4 million euro for the writeback of the investment in AEM Torino S.p.A..

10) OTHER GAINS/LOSSES ON DERIVATIVES

Other gains (losses) from derivatives (millions of euro)	12.31.2005	12.31.2004
Income on financial derivatives	17	8
Charges on financial derivatives	11	6
Total other gains/losses on derivatives	**6**	**2**

This caption shows a positive balance of 6 million euro (2 million euro at December 31, 2004) and principally concerns:

- gains on derivatives, for 17 million euro (8 million euro at December 31, 2004), which refer to the positive effect of the fair value of derivatives hedging interest risks related to the bond loan and to the revolving lines of AEM S.p.A., in addition to consolidation of the Delmi Group with 4 million euro of gains on financial derivatives;
- charges on derivatives for 11 million euro (6 million euro at December 31, 2004) refer to equity swaps subscribed by Delmi S.p.A. for the risk of fluctuations in Edison S.p.A.'s share price and the fair value of the derivative subscribed by AEM S.p.A. to hedge the loan granted by Cassa Depositi e Prestiti, as well as consolidation of the Delmi Group for 6 million euro.

11) GAINS/LOSSES ON THE ELIMINATION OF FINANCIAL ASSETS AVAILABLE FOR SALE

Gains/losses on the elimination of financial assets available for sale (millions of euro)	12.31.2005	12.31.2004
Gains on disposal of financial assets	50	-
Losses on disposal of financial assets	-	-
Total gains/losses on the elimination of financial assets available for sale	**50**	**-**

At December 31, 2005, gains on disposal of financial assets amount to 50 million euro and refer to the gain from the disposal of the interest in Fastweb S.p.A. and Zincar S.r.l..

12) FINANCIAL CHARGES

Financial charges (millions of euro)	12.31.2005	12.31.2004
Interest expense on current account with the parent entity	2	2
Other:	111	72
Interest on bond loan	*32*	*24*
Miscellaneous income	*79*	*48*
Total financial charges	**113**	**74**

Financial charges total 113 million euro (74 million euro at December 31, 2004) and are made up of:

- interest of 2 million euro from the parent entity of AEM S.p.A., the same as the previous year, relating to financial charges accrued on the current account with the parent entity, which is used to settle financial transactions with AEM S.p.A.;
- financial charges total 111 million euro (72 thousand euro at December 31, 2004) and are made up of interest on the bond loan, as well as interest on amounts due to banks and Cassa Depositi e Prestiti for the loan granted at the time of the acquisition of the business of ENEL Distribuzione S.p.A.; and of the consolidation of the portion of financial charges belonging to the Delmi Group amounting to 30 million euro. The increase in financial charges is attributable to the rise in net debt needed for the acquisition of the Delmi Group.

13) INCOME/LOSSES FROM FINANCIAL ASSETS

Income (losses) from financial assets (millions of euro)	12.31.2005	12.31.2004
13.1) Dividend income	3	3
13.2) Income from receivables/securities included in non-current assets	-	-
13.3) Income from receivables/securities included in current assets	15	4
13.4) Exchange gains and losses	3	-
Total income (losses) from financial assets	**21**	**7**

Income from financial assets totals 21 million euro at December 31, 2005 (7 million euro at December 31, 2004) and refers to

- dividend income of 3 million euro, the same as at December 31, 2004, referring to dividends distributed by certain companies in which AEM S.p.A. has an interest (ATEL SA, Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., and Emittenti Titoli S.p.A.);
- income from receivables/securities included in current assets of 15 million euro (4 million euro at December 31, 2004), of which 4 million euro related to the consolidation of the Delmi Group,

and refer to interest on bank deposits, 10 million euro (2 million euro at the end of the previous year) and to interest on other receivables, 5 million euro (2 million euro at December 31, 2004), concerning interest for late payment charged to users and income from suppliers for advance payment;

- exchange gains/losses showing a positive balance of 3 million euro arises from the difference between exchange gains, amounting to 9 million euro, and exchange losses, amounting to 6 million euro.

15) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

(millions of euro)	12.31.2005	12.31.2004
Gains and losses on valuation of investments at equity	1	-

At December 31, 2005 this caption is positive for 1 million of euro and relates to the valuation at equity of the investments in Ecodeco S.r.l. and other associates, which is positive for 3 million euro, offset by the negative impact of consolidating the Delmi Group, 2 million euro.

16) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	12.31.2005	12.31.2004
Gains (losses) on disposal of property, plant and equipment	-5	8

At December 31, 2005 these are negative for 5 million euro (positive for 8 million euro at December 31, 2004) and refer to losses on disposal of assets mainly by AEM S.p.A. and AEM Elettricità S.p.A.. At December 31, 2004 this caption included the gain realised on the purchase and simultaneous sale of a building in Via Caracciolo, Milan.

17) OTHER NON-OPERATING INCOME

This caption amounts 10 million euro at December 31 2005 and refers to income deriving exclusively from consolidation of the Delmi Group, concerning the settlement of tax disputes, for which the risk provision turned out to be excessive.

Note that this item refers to income not directly related to the Group's industrial or financial operations.

18) OTHER NON-OPERATING COSTS

At December 31, 2005 this item shows a negative balance of 35 million euro and refers to the integration of risk provisions for certain disputes that arose during the year, deriving exclusively from consolidation of the Delmi Group.

Note that this item refers to charges not directly related to the Group's industrial or financial operations.

20) INCOME TAX EXPENSE

Income tax expense (millions of euro)	**12.31.2005**	**12.31.2004**
Current taxes	122	33
Deferred tax assets	-66	-13
Deferred tax liabilities	19	69
Total income tax expense	**75**	**89**

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- 122 million euro of current taxes for the year (95 million euro of IRES and 27 million euro of IRAP), of which 19 million euro relating to consolidation of the Delmi Group;
- 19 million euro of deferred tax liabilities, net of the negative effect of 22 million euro on consolidation of the Delmi Group. These taxes are made up largely of deferred tax liabilities provided for at individual Group company level for provisions made off the books in accordance with the recommendations of art. 109 of Decree 917/86;
- 66 million euro of deferred tax assets to be deducted from the above figures, including 22 million euro for the Delmi Group. These taxes have been calculated on temporary differences between the net profit shown in the financial statements and the taxable income of each Group company.

The composition of deferred tax liabilities and assets is reported in the following table:

(in millions of euro)

Deferred tax liabilities:	Financial statements 12/31/2005	
Value difference in property, plant and equipment	907	
Adoption of the finance lease standard (IAS 17)	29	
Adoption of the financial instruments standard (IAS 39)	24	
Other deferred tax liabilities	38	
Total reserve for deferred taxation (A)	**997**	
Deferred tax assets		
Prior year tax losses	79	
Taxed risk provisions	86	
Amortisation, depreciation and writedowns of non-current assets	57	
Adoption of the financial instruments standard (IAS 39)	46	
Other deferred tax assets	55	
Total deferred tax assets (B)	**321**	(1)
Provision for deferred taxation, net of deferred tax assets	**676**	

(1) A portion of the deferred tax assets of 61 million euro has been offset against the provision for deferred taxation as detailed in the note on deferred tax liabilities.

25) NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP

The Group consolidated net profit, net of tax and minority interests, negative for 10 million euro (negative for 1 million of euro at December 31, 2004), of which 4 million euro related to the consolidation of the Delmi Group, amounts to 242 million euro (210 million euro at December 31, 2004).

Guarantees and commitments with third parties

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 201 million euro (174 million euro in the previous year).

Guarantees and commitments with third parties

These amount to 251 million euro (341 million euro at December 31, 2004) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regard the investment in Edipower S.p.A., note that as part of the refinancing of Edipower, the AEM Group took a commitment to the associate to pay certain amounts by way of capital and/or a subordinated loan to guarantee the positive outcome of the repowering plan, both as regards any increases in investment costs and in the timing of the plan's completion, and as regards the power, efficiency and performance of the plants after the repowering plan (coverage of cost overruns, defects liability and underperformances), on the part of Edipower (90 million euro) – (Completion Equity Contribution Agreement).
Moreover, in connection with the tolling contract and the "power purchasing agreement", the AEM Group is responsible for the commercial obligations taken on by Edison Trading versus Edipower, but only for situations of serious non-performance or insolvency on the part of AEM Trading S.r.l. and Edison Trading (270 million euro).
Note also that the Edipower shares have been pledged to a pool of banks as security for the loans granted by them.
In connection with the personal guarantees given, we would point out the commitment to pay in capital and/or a subordinated loan for Edipower's financial requirements in connection with the repowering plan (Repowering Equity Contribution Agreement), for an amount of 22 million euro.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1.5 million euro) and the company's net equity at June 30, 2009.
The call option for the other 70% of the shares in Ecodeco S.r.l. has been valued at zero, based on an estimate of its fair value.

Guarantees and commitments with third parties of the Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 1,314 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 306 million euro of guarantees issued by Edison S.p.A. to customers of Tecnimont S.p.A. (295 million euro) and Protecma S.r.l. (11 million euro) for supply contracts subscribed;
- 386 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- for 73 million euro of guarantees issued by Edison S.p.A. in favour of banks for project financing, loans and credit lines granted to Group companies.

Secured guarantees given

The value of real guarantees shown here, 820 million euro, represents the value of the asset or the right given in guarantee at the balance sheet date. They include real guarantees given to a pool of banks as security for loans shown in the balance sheet of Serene (55 million euro). Cancellation of the pledge has been requested following the refinancing of Serene.

The other real guarantees given for liabilities shown in the balance sheet for 664 million euro refer essentially to mortgages and liens on thermoelectric plants as security for the loans granted, of which 184 million euro relates to mortgages on debt waiting to be cancelled.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

Other information

Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions.

The Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk), whereas the Group Finance and Administration Department manages liquidity risk, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

1) Risk factors in the energy market: commodity price risk, exchange rate risk and credit risk

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a commodity. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is the risk that AEM's customers may not honour their obligations at the due date.

In January 2004, the AEM Group developed its own "Energy Risk Policy", after formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled Energy Risk Management, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the Energy Risk Policy.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP .

The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc) based on the desired risk/return profile.

The hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas.

Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect 100% of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuing these hedges of the AEM Group at fair value at December 31, 2005 was negative for 2 million euro, whereas the overall result realised in 2005 was a gain of 18 million

euro. The fair value of the forward points on the currency hedges (euro/dollar exchange rate) that do not qualify as hedging transactions, at December 31, 2005 was positive for 0.3 million euro.
The notional amount of the hedging contracts outstanding at December 31, 2005 for commodities and for hedging the risk on the euro/dollar exchange rate was 262 million euro.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates.
Interest rate risk is the possibility of incurring losses because of an unfavourable change in interest rates.
Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.
In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated short/medium term revolving committed lines of credit with banks for a total of 2,450 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Group Finance and Administration Department to identify and propose suitable strategies to limit these types of risk.

At December 31, 2005, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 34% consisted of floating-rate loans,
- 1% consisted of fixed-rate loans,
- 65% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- bond loan of 500 million euro with a fixed coupon of 4.875%;
- a loan from the Cassa Depositi e Prestiti, residual debt at December 31, 2005 of 318 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

As regards equity risk, the AEM Group has stipulated an equity swap through its subsidiary Delmi S.p.A. on 384,439,112 ordinary shares of Edison S.p.A. and, directly, an equity swap on 6,890,000 ordinary shares of AEM Torino S.p.A.

Derivatives

On interest rates

With reference to the 500 million euro bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, whose value is limited to within a collar with a barrier option; At December 31, 2005, the valuation of the derivative at fair value generated a gain in the income statement of 29.4 million euro.

The fair value of the bond loan, applying the "fair value option", at December 31, 2005, came to 534.4 million euro.

With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 AEM S.p.A has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. At December 31, 2005, the valuation of the derivative at fair value generated a loss in the income statement of 0.2 million euro.

With reference to the revolving committed lines of credit falling due on 2012, AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar. At December 31, 2005, the valuation of the derivative at fair value generated a gain in the income statement of 5.0 million euro.

With reference to the investment in AEM Torino S.p.A., on May 13, 2005 AEM S.p.A. concluded a "Total Return Hedging Equity Swap" for 6,890,000 ordinary shares to hedge the risk of changes in their market value. At December 31, 2005, the valuation of the cash flow hedge at fair value generated a loss in the income statement of 0.9 million euro.

With reference to the equity swap on the ordinary shares of Edison S.p.A., on November 3, 2005 Delmi S.p.A. stipulated two equivalent transactions with JP Morgan Chase Bank N.A. and Mediobanca Banca di Credito Finanziario S.p.A. on a total of 384,439,112 ordinary shares of Edison S.p.A.

These are non-hedging contracts designed to take advantage of any rise in the value of Edison S.p.A.'s shares, which are listed on the Milan Stock Exchange, in the eight months after the date of the contract.

On maturity, or at any time before that if the swaps were partially or completely terminated, the difference between the initial price of 1.710 euro and the final price will be calculated for each equity swap.

If the difference is positive, Delmi S.p.A. will collect it multiplied by the number of ordinary shares involved in the partial or complete termination of the swap.

If the difference is negative, Delmi S.p.A. will pay the difference multiplied by the number of ordinary shares involved in the partial or complete termination of the swap.

Note that the initial price of the equity swaps is 0.140 euro lower than the price of the takeover bid for the ordinary shares of Edison S.p.A., which was at 1.850 euro per share.

Provision has also been made for an incentive mechanism for the two banks in the event that the final price is higher than the initial price of 1.710 euro.
This incentive can vary (from 0% to 50% of the difference, if positive) depending, among other things, on whether Delmi S.p.A. has or has not introduced to the banks the buyer of the shares underlying the equity swaps.
Delmi S.p.A. will receive from the counterparties amounts equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swap the banks will receive a remuneration that is partly variable, based on the time period of the transaction, among other things, and a fixed commission that has been discounted over the duration of the swap.
Note that under the Structure Agreement stipulated by AEM S.p.A. and Delmi S.p.A. with Electricité de France S.A. and WGRM Holding 4 S.p.A., Delmi S.p.A. is obliged to reconstitute the float of the Edison S.p.A. ordinary shares as foreseen by CONSOB within 120 days of the end of the takeover bid for the ordinary shares of Edison S.p.A., so it is likely that a part of the equity swaps will be extinguished prior to their maturity.
If Delmi S.p.A. does not comply with this obligation to reconstitute the float of the Edison S.p.A. ordinary shares, under the Structure Agreement, Delmi S.p.A. will have to launch a residual takeover bid. If Delmi S.p.A. fails to do this, WGRM Holding 4 will have to launch a residual takeover bid itself.
The share price at December 31, 2005 was 1.707 euro and the price differential was 1.1 million euro.

Commodity derivatives
All contracts are designed to protect the AEM Group from the risk of fluctuations in the market prices of certain raw materials.
The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts in accordance with IAS 39. Group companies have stipulated two-way differential contracts adjudicated on November 14 and 15 at an auction called by Acquirente Unico S.p.A., and differential contracts with G.R.T.N. assigned on the basis of the DM of December 24, 2005.
The contracts not considered hedges for the purposes of IAS 39 include the one-way differential contracts adjudicated at an auction called by Acquirente Unico in December 2004 and subsequently renewed; as far as the AEM Group is concerned, these are hedging contracts, even if they cannot be treated as such for hedge accounting purposes under IFRS.
The use of financial derivatives is regulated by the AEM Group's Energy Risk Policy and is designed to limit the risk of the AEM Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges.
Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Risk management at the Delmi Group/Transalpina di Energia Group/Edison Group

The Delmi Group is made up of Delmi S.p.A., Transalpina di Energia S.r.l. and the Edison Group.

Delmi is exposed to equity risk because of the equity swaps on 384,439,112 ordinary shares of Edison S.p.A.

Transalpina di Energia S.r.l. is exposed to interest rate risk of which 83% has been hedged by means of interest rate swaps.

The Edison Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.
All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Edison Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management operations are handled centrally, with certain minor exceptions that regard Edipower, which manages its own essentially financial risks.

Interest rate risk
Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.
The exposure to interest rate risk at December 31, 2005 can be put at around 40% of the Edison Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.
The larger medium/long-term positions have been hedged, as have the main financial operations relating to bond loan issues and project financing, especially at Edipower where the hedging strategy is to reduce the risk component. A structure of financial derivative products has therefore been implemented within an interest rate corridor between 3% and 4.20%.

Exchange rate risk
Except as explained below under price risk, the Edison Group is not particularly exposed to exchange rate risk, and what little there is can be said to be concentrated in the translation of the financial statements of certain foreign subsidiaries, as generally speaking the operating companies have currency revenues and costs that more or less offset each other.

Price risk
The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities, either directly or through formulas and indexing.
As regards price risk management, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business.
To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot.
The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.
To manage the residual risk, the Group can use structured hedges on financial markets based on a cash flow hedging strategy. Hedging transactions can be used to block the margin on an individual transaction or on a limited set of identical transactions (called "operational hedging"), or it can be used to protect a maximum level of exposure to price risk calculated centrally on the total net portfolio of the Group, of an entire legal entity of the Group or, in any case, of a set of physical and contractual assets that are relevant for the company as a whole (so-called "strategic hedging"). Operations in hedging derivatives are carried out in compliance with AEM's risk management policy and procedures with the support of a specific deal capture system.

Credit risk

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.

this risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.

For Edison, exposure to credit risk is principally tied to the selling of electricity and natural gas on the free market.

In order to keep this risk under control, the Edison Group has established a dedicated structure, laid down Credit Management Guidelines and implemented procedures and methods of evaluating customers (which also involves the use of suitable scoring matrices).

Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses those that have a particularly secure profile and a high international standing.

Liquidity risk

The Edison Group has a prudent liquidity risk management policy. This is the strategy designed to ensure that cash outlays, particularly unexpected ones, do not create serious problems for the Group. The minimum objective is to provide the Company with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months.

The Group's financial requirement is therefore ensured by long-term funding raised mostly through the bond market.

<u>Analysis of forward transactions and derivatives</u>

The Group's use of financial derivatives is designed to protect its physical and contractual assets from fluctuations in the prices of the risk factors to which the Group is exposed, particularly energy commodities (gas, oil and oil derivatives, coal and electricity) and the euro dollar exchange rate, based on a strategy of cash flow hedges.

As regards their classification in the financial statements, these transactions meet the compliance requirements in accordance with IAS 39 for the application of hedge accounting. For all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures and pass the effectiveness test as cash flow hedges, the results accrued to date and the prospective value, calculated at fair value, have been included in the gross profit from operations, whereas the differentials on transactions that are not considered hedges are included in financial income and charges. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Analysis of forward transactions and derivatives

Instruments outstanding at December 31, 2005

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

(millions of euro)	Notional value maturity within 1 year to be received	Notional value maturity within 1 year to be paid	Notional value maturity in 1 to 5 years	Notional value maturity beyond 5 years
Interest rate risk management				
- cash flow hedges in accordance with IAS 39			738	508
- not considered hedges in accordance with IAS 39			3.617	1.259
Total derivatives on interest rates			**4.354**	**1.767**
Exchange rate risk management				
- not considered hedges in accordance with IAS 39				
On commercial transactions				
On financial transactions	6			
- considered hedges in accordance with IAS 39				
On commercial transactions	148	27		
On financial transactions	-	-		
Total exchange rate derivatives	**154**	**27**		
Equity risk management				
- not considered hedges in accordance with IAS 39			657	-
- considered hedges in accordance with IAS 39			-	-
Total equity derivatives			**657**	-

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

	Unit of measurement of the notional value	Notional value with maturity within one year
Energy product price risk management		
A. cash flow hedges in accordance with IAS 39, including:		
- Electricity	TWh	7
- Oil	bbl	1,000
- Other commodities	tonnes	66,950
- Exchange rate	million dollars	39
B. fair value hedges in accordance with IAS 39		
C. not considered hedges in accordance with IAS 39, including:		
C.1 margin hedges		
- Electricity	TWh	2
- Liquid gas, oil	bbl	107,175
- Coal	million tonnes	7.695
- Exchange rate (forward points)	million dollars	39

Balance sheet and income statement effects of activity in derivatives during 2005

The following is an analysis of the effects on the balance sheet and income statement of derivatives management

Balance sheet figures

(millions of euro)

ASSETS	
A) NON-CURRENT ASSETS	**1**
A6) Non-current derivatives	1
B) CURRENT ASSETS	**87**
B2) Inventories	12
B4) Current derivatives	75
TOTAL ASSETS	**88**
E) LIABILITIES	
E1) NON-CURRENT LIABILITIES	**4**
E1- 1) Medium/long-term financial liabilities	4
- Amounts due to banks	4
E2) CURRENT LIABILITIES	**60**
E2- 3) Short-term financial liabilities	60
- Amounts due to banks	33
- Derivatives	27
TOTAL LIABILITIES	**64**

Income statement figures

(millions of euro)	Realised	Change in fair value during the period	Amounts booked to the income statement
1) REVENUES AND OTHER OPERATING INCOME			
Energy product price risk management			
- considered hedges as per IAS 39	24	0	24
- not considered hedges as per IAS 39	17	-7	10
Total (1)	**41**	**-7**	**34**
3) OPERATING COSTS			
Energy product price risk management			
- considered hedges as per IAS 39	0	0	0
- not considered hedges as per IAS 39	-7	18	11
Total (3)	**-7**	**18**	**11**
TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS	**34**	**11**	**45**
10) OTHER INCOME (LOSSES) FROM DERIVATIVES			
Energy product price risk management			
- Trading income	0	0	0
- Trading charges	0	0	0
Margin on trading in commodities	**0**	**0**	**0**
Interest rate and equity risk management, including:			
A. Financial income			
- considered hedges as per IAS 39	1	1	2
- not considered hedges as per IAS 39	19	-4	15
Total financial income (A)	**20**	**-3**	**17**
B. Financial charges			
- considered hedges as per IAS 39	-1	-3	-4
- not considered hedges as per IAS 39	-17	10	-7
Total financial charges (B)	**-18**	7	**-11**
Margin on interest rate and equity management (A+B)	**2**	**4**	**6**
13) INCOME (LOSSES) FROM FINANCIAL ASSETS			
Exchange rate risk management, including:			
A. Exchange gains			
- considered hedges as per IAS 39	0	0	0
- not considered hedges as per IAS 39	0	0	0
Total exchange gains (A)	**0**	**0**	**0**
B. Exchange losses			
- considered hedges as per IAS 39	4	-1	3
- not considered hedges as per IAS 39	0	0	0
Total exchange losses (B)	**4**	**-1**	**3**
Margin on exchange rate risk management (A+B)	**4**	**-1**	**3**
TOTAL BOOKED TO FINANCIAL COSTS	**6**	**3**	**9**

Bank borrowings and amounts due to other providers of finance

The following are all the figures relating to bank borrowings and amounts due to other providers of finance:

Breakdown of debt								
				Portion maturing in				
	Book balance	Portions maturing	Portions maturing	2007	2008	2009	2010 2010	beyond
(amounts in millions of euro)	12/31/2005	within 12 months	beyond 12 months					
Bonds	2,026	-	2,026	752	-	99	386	789
Non-banking loans	475	136	339	52	54	66	44	123
Bank loans	3,557	921	2,636	157	1,441	73	56	909
TOTAL	**6,058**	**1,057**	**5,001**	**961**	**1,495**	**238**	**486**	**1,821**

Comparison between nominal balance and fair value				
	Fair value	Book balance	Fair value	Book balance
(amounts in millions of euro)	12/31/2005	12/31/2005	12/31/2005	12/31/2005
Bonds	2,017	2,026	532	500
Non-banking loans	475	475	477	477
Bank loans	3,557	3,557	1,227	1,226
TOTAL	**6,049**	**6,058**	**2,236**	**2,203**

Changes in the nominal value of the debt			
	Book balance	Change	Book balance
(amounts in millions of euro)	12/31/2004		12/31/2005
Bonds	500	1,526	2,026
Non-banking loans	477	-2	475
Bank loans	1,226	2,331	3,557
TOTAL	**2,203**	**3,855**	**6,058**

Medium/long-term loans (excluding current portions)				
	Book balance	12/31/2005	12/31/2004	CHANGE
(amounts in millions of euro)	12/31/2005	Portions maturing beyond 12 months	Portions maturing beyond 12 months	
Bonds	2,026	2,026	500	1,526
Non-banking loans	475	339	353	-14
Bank loans	3,557	2,636	873	1,763
TOTAL	**6,058**	**5,001**	**1,726**	**3,275**

Medium/long-term loans: current portions

(amounts in millions of euro)	12/31/2005 Portions maturing within 12 months	12/31/2004 Portions maturing within 12 months
Non-banking loans	136	124
Bank loans	921	419
TOTAL	**1,057**	**543**

Covenants

AEM S.p.A.'s bank debt of 150 million euro at floating rate with maturity August 2006

Covenant - AEM S.p.A undertakes to ensure that its financial conditions and those of the other Group companies are such that the ratio between net financial indebtedness and gross profit from operations is lower than 6.5 and that the rating given to the Company by Standards & Poor's is equal to or higher than BBB-.

The loan falls due in August 2006.

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018

The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a long-term rating of not less than investment grade for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

Revolving committed lines of credit

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,450 million euro.

These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

Delmi Group debts

As regards the consolidated debt of the Delmi Group, the bank borrowings of Transalpina di Energia S.r.l. are not subject to any financial covenants.

As regards the Edison Group, deterioration or elimination of Edison's rating does not trigger off any automatic requirement to repay the loan. This applies both to bond loans and to bank borrowings. As for financial covenants, which are obligations to comply with certain minimum or maximum financial ratios, there are none attached to any of the Group's bond loans, whereas for a portion of the bank debt relating to Edison and its subsidiaries, the part involved amounts to around 300

million euro. The types of financial ratios that are taken into consideration refer to gross profit from operations in relation to net debt and financial charges.

Edipower debt

With specific reference to the loan of Edipower S.p.A. of 2,300 million euro, at floating rate and with maturity September 2008, were Edison S.p.A. or AEM S.p.A. to lose the minimum rating associated with investment grade, no obligation would arise for Edipower to repay the loan in advance. The only requirement would be for Edison and AEM to come back into line with the financial covenants. In the case of violation of these financial covenants, after a period of observation, Edison and AEM would have to pay the amount guaranteed by them under the Completion Equity Contribution Agreement and the Repowering Equity Contribution Agreement. The financial covenants of Edipower S.p.A. refer to the ratio between gross profit from operations and financial charges, the ratio between net debt and gross profit from operations, and a minimum level of gross profit from operations.

In December 2005 Edipower S.p.A. did in fact ask the pool of financiers for permission not to comply with certain contractual limits other than the financial covenants. The company is still waiting for a positive reply.

Concessions

The following table shows the main concessions obtained by the AEM Group:

Concession	Authority	Expiry
Authorisation issued with provisional certificate 1404 of 8.5.1986 for the Braulio hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1449 of 8.4.1959 extended under Decree 79/1999 ("Bersani Decree") for the San Giacomo hydroelectric plant (San Giacomo Dam)	Ministry of Public Works	12./31/2010
Concession issued with Interministerial Decree 352 of 22.1.1957 for the Premadio 1 hydroelectric plant	Ministry of Public Works	07/28/2013
Concession issued with Interministerial Decree 1971 of 8.6.1962 for the Premadio 2 hydroelectric plant	Ministry of Public Works	12/31/2043
Concession issued with Interministerial Decree 1332 of 7.17.1964 for the Grosio hydroelectric plant	Ministry of Public Works	11/15/2016
Concession issued with Interministerial Decree 2758 of 21.10.1948 extended under Decree 79/1999 ("Bersani Decree") for the Lovero hydroelectric plant	Ministry of Public Works	12/31/2010
Concession issued with Interministerial Decree 4023 of 9.24.1940 extended under Decree 79/1999 ("Bersani Decree") for the Stazzona hydroelectric plant	Ministry of Public Works	12/31/2010
Concession issued with Interministerial Decree 3255 of 6.23.1958 extended under Decree 79/1999 ("Bersani Decree") for the Fraele hydroelectric plant	Ministry of Public Works	12/31/2010
Authorisation issued with provisional certificate 2597 of 11.16.1982 extended under Decree 79/1999 ("Bersani Decree") for the Grosotto hydroelectric plant	Ministry of Public Works	12/31/2010

Concession issued with Resolution of the Regional Council 25068 of 1.18.1997 for the Boscaccia hydroelectric plant	Regional Council	01/31/2007
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano	Ministry of Industry	12/31/2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A.	Municipality of Milan	For the same period as the duration of the Company (*)

(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2004 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2004", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.

AEM Gas S.p.A. and Serenissima Gas S.p.A. also have concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

		Residual life	
	Number	**from**	**to**
Storage concessions	2	9	19
Hydroelectric concessions	70	3	26
Distribution concessions	56	2	14
Hydrocarbon concessions	76	(*) "unit of production"	

(*) amortisation is calculated on the basis of the extracted portion in relation to the available reserves

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.

The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2004.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2004. On March 15, 2005 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2004 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Chamber of Deputies in December 2004 and has now also been approved by the Senate on April 13, 2005, (art. 27, Law 62 of April 18, 2005). The amendment envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of December 31, 2005 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. However, based on art. 27.5, as amended by the Budget Law 2006, it is up to the Internal Ministry to determine the amount of any State aid to be reimbursed and to take steps to recover it - if that obligation exists - within and not beyond six months of the *Guidelines* being issued.
If all possible forms of legal protection fail, it is reasonable to assume - as appears from the way that the guidelines have been prepared - that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

Other commitments and risks of the Delmi Group

We would also like to mention the following commitments and risks relating to the consolidation of the Delmi Group, mainly relating to the Edison Group:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility

during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year. A contract was also signed for imports from Qatar with the start of deliveries dependent on completion of the LNG currently under construction in the North Adriatic and expected to come into service by the end of 2007. The volumes of this contract under normal conditions will amount to 6.6 billion cubic metres of gas per year. Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 14 billion cubic metres of natural gas per year for the period when all of the contracts are up and running;

- in the electricity chain, in relation to the loan contract that went to the benefit of Parco Eolico San Giorgio and Parco Eolico Foiano, in addition to the special lien relating to existing plants and works, there are other commitments that concern the assignment of credits of any kind, current and future, deriving from the contracts, in favour of the Agent acts on behalf of the assignee banks; special lien in favour of the lending banks on future goods of any kind that will become part of the companies' assets, as well as the credits deriving from the sale of such goods. In guarantee of the loans taken out by Termica Milazzo and Termica Celano there is a negative pledge clause held by Edison, as well as, for Termica Celano, a pledge promised to the lending bank in the event of certain contractual conditions. Termica Celano has granted the banks a special lien on moveable assets making up the cogeneration power plant, whereas Termica Milazzo has granted the banks a property lien and a special lien that covers all of its assets.
- as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation to buy the shares in proportion to the holdings that they contributed to the syndicate;
- in the subscription contract for the shares in Utilità S.p.A., Edison has an option to buy another 16% of the share capital or to sell its entire investment. These options can be exercised by and not beyond July 31, 2007. The value of the call option is equal to the subscription price of the shares plus an amount equal to the legal interest accruing between the date the shares are subscribed and the date on which the options are exercised, while the value of the put option is the portion of book net equity less the reserves at September 28, 2005;
- moreover, as regards the contract for the sale of Edison LNG, now called Terminale GNL Adriatico S.r.l., which took place in May this year, the agreements provide:
  - for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
  - in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events taken place due to the fault of the two majority shareholders that prevent the terminal being completed (the put & call clause)
  - in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
  - a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
  - a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal;

- lastly, once the North Adriatic regasification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regasification capacity for 25 years.

Update of the principal outstanding legal and tax disputes of the Delmi Group

Legal disputes

Edison S.p.A.

Collapse of the Stava Dam

On July 29, 2005 Edison paid the Autonomous Province of Trento the balance of 6.4 million euro under the settlement of the dispute involving the division of responsibility between the parties jointly co-obligated to pay compensation for the damages caused by the collapse of the Prestavel basins in 1985. Under the agreement, Edison accepted to pay a total of 17.2 million euro to the Autonomous Province of Trento (APT) as a final payment for all compensation claims against it by the APT and by the State, with which the APT came to a separate settlement that the other co-obligants also took advantage of. Final negotiations with the damaged third parties are currently underway. The existing risk provision was partially released for the amounts paid to the APT at the time of the settlement.

Lawsuit for damages to employees operating the chemical plants contributed to Enimont

A settlement was reached for one of the lawsuits pending before the ordinary judicial authority regarding the damages caused by operating the plants that were then contributed to Enimont; the other lawsuits continued.

As regards these lawsuits, the situation is as follows:

- on October 19, 2005 a settlement was reached between Edison and the Environment Ministry closing suit pending before the Brescia Court for the compensation of the damage caused to the environment by the Mantua petrochemical plant. In exchange for the Ministry's agreement to waive all further action and claims, Edison accepted to pay a total of 12 million euro in three equal annual instalments;
- the suit pending before the Milan Court between the Lombardy Region and EniChem, BASF Italy, Dibra and Montecatini (now Edison), relating to the damage caused to the environment by the Cesano Maderno plant, is still at the preliminary stage;
- the suit before the same Court between Dibra, EniChem and Montecatini (now Edison), relating to compensation for the damage caused by the sale of part of the said plant, is still in suspense depending on the outcome of the previous dispute.

Claims for damages for exposure to asbestos

In recent years there has been a considerable increase in the number of claims for damages relating to the death or illness of workers alleged to have been caused by their exposure to various forms of asbestos at the plants previously owned by Montedison (now Edison). Without prejudice to any evaluation of the legitimacy of these claims, considering the latency times of the illnesses linked to exposure to various forms of asbestos and the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the plant engineering technologies used, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that further legitimate claims for damages may

arise, in addition to those for which various civil and criminal proceedings are already underway. Therefore, based on past experience and the knowledge acquired over time in connection with similar events, the company has considered it opportune to make a further provision, in addition to the specific ones already made for the lawsuits already in progress; this additional provision has been estimated on the basis of the expected value resulting from the average between the value of the claims for damages received and paid by the company for similar events over the course of the year and the court and out-of-court claims received by the company to date.

Edison - Ferrocemento Arbitration
On June 13, 2005, Edison came to an agreement with Ferrocemento in full settlement of all reciprocal claims, present and future, deriving from the obligations undertaken in the contract of sale of Edison's investment in Gambogi Costruzioni to Ferrocemento in 1996. Under this agreement, Edison has paid Ferrocemento a total of 5.1 million euro. The provisions made by the company to cover the risks related to these obligations proved to be adequate.

European Commission – Antitrust procedure relating to Ausimont
Edison has filed its defence brief and observations in response to the Communication of Charges notified on January 28, 2005 by the European Commission with which the latter informed Edison about the start of a procedure involving it and others for violations of the antitrust regulations in connection with a cartel in the market for hydrogen peroxide and its derivatives, sodium perborate and sodium percarbonate, which is alleged to have included Ausimont, a company sold by Montedison (now Edison) to Solvay in 2002. A hearing to discuss the matter was held before the European Commission was held on June 27 and 28, 2005. During the course of the hearing, Edison reiterated that it was totally extraneous to any cartel. The Commission's decisions regarding the cartel are expected for the first few months of 2006.

Ausimont sale: Solvay Arbitration
On May 11, 2005 Solvay SA and Solvay Solexis S.p.A. gave notice to Edison, through the International Court of Arbitration of the International Chamber of Commerce (ICC) of a request for arbitration relating to various disputes that have arisen between the parties in connection with the declarations and guarantees stipulated in the contract for the sale of Edison's stake in Agorà S.p.A. (the parent company of Ausimont S.p.A.). All of the claims concern indemnity requests for disputes that are still pending; it is therefore impossible to determine their effective amount with any precision. It is also felt that there are valid grounds to contest all of the claims that have been advanced. Solvay SA and Solvay Solexis have expressly reserved the right to present further claims with new arbitration procedures. The parties have appointed their respective arbitrators and Edison has filed its reply statement asking the Arbitration Tribunal to reject the claims made by Solvay SA and Solvay Solexis for reasons of procedure and substance; at the same time, it has made a reconventional demand for the potential damages that it could suffer as a result of Solvay SA's conduct during the violation enquiry initiated by the European Commission in connection with an alleged cartel in the market for hydrogen peroxide and its derivatives, sodium perborate and sodium percarbonate. The Arbitration Board was subsequently constituted with the appointment of a chairman and the parties signed the Terms of Reference.

Savings shareholders/UBS: impugnment of the resolution to merge Edison with Italenergia and request for damages
In the joint suits before the Milan Court, in which the Common Representative of the Savings Shareholders and UBS AG summoned Edison, Italenergia S.p.A. and others, proposing impugnment of the merger of the two companies and compensation for damages, the expert witness appointed by the investigating judge has filed his report regarding the reasonableness of the share exchange ratio. Even though the expert witness considered the methods used to be perfectly

adequate, he was of the opinion that the valuation process was affected by certain weaknesses (no control methods used), while the methods used were applied in ways that were not entirely correct, with results that tended to prejudice the savings shareholders.
Even though the company does not agree with the expert witness's conclusions and will present its defence arguments as the case proceeds, it still felt it prudent to made a suitable provision.

Cereol Holding - Oleina Arbitration
Edison reached agreement with Bunge on June 1, 2005 in full settlement of all reciprocal claims, present and future, deriving from the obligations undertaken in the contract of sale of Edison's investment in Cereol to Bunge in 2002. The settlement concerned the claims that Bunge could have made in connection with the Oleina arbitration, which involved Cereol Holding and Ildom for the definition and payment of the price for 49% of the shares representing the share capital of Oleina, which after the arbitration award and a subsequent addendum was established at 107.5 million USD. Under this settlement, Edison has paid Bunge 85 million USD. The provisions made by the company to cover the risks related to these obligations proved to be adequate.

Val Martello Flood
On June 21, 2005 Edison paid the Province of Bolzano an amount of 16.2 million euro in execution of the agreements reached on August 6, 2004 after which full settlement was reached for the lawsuits pending with the Province itself and with the persons damaged by the flood in Val Martello. The provisions made by the company to cover the risks related to these obligations proved to be adequate.

Other Group companies
Farmoplant - Accident in 1988 at the Massa plant
The civil action taken by the Province of Massa-Carrara and by the Municipalities of Massa and Carrara for compensation of the damages resulting from the accident at the Farmoplant location in Massa in 1988 is still at the preliminary stage at the Genoa Court, which has jurisdiction for tax collection.

Montedison Finance Europe - Domp BV bankruptcy
The appeal continued against the decision of the Dutch Court of First Instance that considered Montedison Finance Europe responsible for the bankruptcy of J. Domp and therefore for all of its liabilities, quantified by the liquidator at 11.6 million euro. During 1998, Montedison Finance Europe came to a settlement with two of the main creditors in the bankruptcy, under which it paid 2.6 million euro in exchange for a waiver of their claims, which represented around 75% of the total liabilities claimed under the bankruptcy procedure.

Immobiliare Assago – Nepa Arbitration
The testimony of the expert witness is continuing to ascertain the damages for loss of earnings awarded by the Arbitration Board following the preliminary decision made on May 31, 2004, with which Immobiliare Assago was sentenced to pay Nepa the sum of 1.25 million euro as compensation for consequential damages.

Disputes involving environmental regulations
In recent years, there have been considerable developments in the regulations concerning environmental matters and, as far as this section is concerned, in the question of liability for damage to the environment. In particular, the circulation and application in various legal systems of the principle of "internalisation" of environmental costs (better known with the saying "he who pollutes pays") have triggered off the introduction of new assumptions of responsibility for pollution that is objective (i.e. quite apart from the subjective element of blame) and indirect (depending on others'

actions). Even a preceding situation seems to take on importance, with the result that the present situation goes over the current limits of acceptability of the contamination.
In Italy, this concept seems to be taking over in practice, both at an administrative level, as a consequence of a rigorous application of the provisions of D.M. 471/99, implementing the rules laid down in art. 17 of D.Lgs. 22/97; and at a judicial level, particularly as a result of a severe interpretation of the criminal law and the rules regarding third-party liability, which are relevant in situations of damage to the environment.
In this connection, we would point out that there are various proceedings pending at different levels of justice before the administrative tribunals against the measures taken by state and local administrations, ordering the company to carry out reclamation work both on industrial sites that have already been sold and on others that are still owned (thermoelectric power stations, in particular), which are also contaminated by the activities that were carried on there previously. More in general, without prejudice to any evaluation of the legitimacy of these new regulatory assumptions and the legal fairness of the related methods of application and interpretation, nonetheless, considering the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the their environmental impact, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that there could emerge, in accordance with current law, new contaminations, in addition to those for which administrative and judicial proceedings are currently underway, and that all of these situations of contamination could be considered with the same rigour and severity as mentioned above.
Moreover, the uncertain state of current proceedings makes it impossible to hazard a guess as to the probability and quantification of any such charges.

As regards the state of the main lawsuits relating to events referring to the past, where there is a potential liability, but the outlay is impossible to estimate based on the information currently available, we would mention the following:

Edison S.p.A.

Petrochemical plant at Porto Marghera – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment

In the criminal trial for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment in connection with the petrochemical plant at Porto Marghera, Edison has filed an appeal against the sentence of the Venice Court of Appeal which on December 15, 2004, in partial reform of the previous court's sentence, condemned five former directors and managers of Montedison for the culpable homicide of a worker who died of hepatic angiosarcoma (a rare form of liver cancer) in 1999, as well as to pay damages together with Edison, responsible for third-party liability, to reimburse the plaintiffs' legal fees and pay the costs of the lawsuit. The hearing is scheduled for May 17, 2006.

Petrochemical plant at Brindisi – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and vinyl polychloride and for damage to the environment

In the trial relating to the injuries allegedly caused by exposure to vinyl chloride monomer and vinyl polychloride and for environmental damage pending before the Brindisi Court, following the request for dismissal of the case by the Public Prosecutor and subsequent opposition to it by some of the injured parties, a new hearing has been held to decide on the merit of this opposition.

MEMC lawsuits

In the two lawsuits launched by MEMC, among others, against Edison and Edison Energia concerning commercial relationships for the sale and provision of electrical power, pending before the Milan and Venice Courts, no appeal was filed against the decision of the Milan Court which condemned MEMC to pay Edison the amount involved in the reconventional claim, namely 3.2 million euro. In the other case, the Venice Court dismissed all of the demands of the counterparty, condemning it to pay costs.

<u>*Other Group companies*</u>

Pizzo Sella Complex and attachment of assets in Sicily

The negative assessment suit by Finimeg, parent company of Poggio Mondello (now under court administration) is continuing before the administrative tribunal to hear declare the inability for it and Poggio Mondello to suffer the confiscation for illegal construction of the building complex at Pizzo Sella ordered by the Palermo Court of Appeal and confirmed by the Court of Cassation in December 2001; a confiscation that includes the buildings owned by Poggio Mondello. During the case, Finimeg complained, in particular, that this confiscation had been ordered at the end of a trial in which neither Finimeg nor Poggio Mondello had taken part and in which they could not therefore defend their interests.

As regards the lawsuits by certain buyers and potential buyers of the houses that formed part of the Pizzo Sella complex that was confiscated, which sued Poggio Mondello and the Municipality of Palermo for damages caused by the confiscation, appeals are underway against the sentences passed by the Palermo Court, which decided that the confiscation could not be enforced against third parties who had bought in good faith and who had registered their title prior to the start of any administrative measure. All of the other lawsuits concerning the houses in this complex are still pending in first degree.

Lastly, another case that is continuing is the impugnment of the attachment ordered on May 15, 2002 by the Palermo Court as part of proceedings to apply preventive measures. The sentence of the Palermo Court on May 15, 2002 converted the judicial attachment of the shares, quotas and assets of the associates Finsavi and Generale Impianti, and of the subsidiaries Calcestruzzi Palermo, Frigotecnica and Poggio Mondello into confiscation.

Disputes regarding the provision of electricity

As part of the commercial relationships of sale and provision of electrical power handled by Edison Energia, there is an ongoing dispute between the company and a former customer which is claiming compensation for damages allegedly caused to the customer's production by frequent blackouts

Impugnment of the resolutions passed by the shareholders of Sarmato Energia and Consorzio di Sarmato

As part of the power generation joint venture set up by Sarmato Energia and Consorzio di Sarmato, both controlled by Edison with stakes also held by certain local authority power companies, we are waiting for the sentence to be deposited in the case relating to the impugnment by a shareholder of the resolution with which the ordinary shareholders' meeting di Sarmato Energia changed the amount of the rental of the Sarmato power station stipulated with Consorzio di Sarmato.

The other two lawsuits, launched in the interests of the first, relating to the impugnment by the same shareholder of the resolutions of the shareholders' meeting of Sarmato Energia and Consorzio di Sarmato approving their respective financial statements at December 31, 2001, are now at the stage of exchanging concluding statements.

Termica Milazzo – EniPower Lawsuit

On July 11, 2005, Edison and EniPower S.p.A. agreed to end the disputes regarding the interpretation of certain provisions of the articles of association of Termica Milazzo S.r.l., as a

Petrochemical plant at Mantua - Criminal proceedings for injuries to health and for damage to the environment

Preliminary enquiries have continued, with no procedural updates of note, into the alleged statistically significant increase in mortality rate due to tumours among the population and employees of the Mantua plant and the impact on the environment of the waste incinerator and dumps within the plant.

Petrochemical plant at Priolo – Criminal proceedings for injuries to health

The Public Prosecutor at the Siracusa Court has carried out preliminary enquiries into certain former directors and managers of Montedison (now Edison) for allegedly discharging into the sea liquid waste containing mercury from the petrochemical plant at Priolo. These effluents are alleged to have poisoned the water and marine flora and fauna, and caused miscarriages and serious injuries to people living in the province of Siracusa. Various premises have been visited and documents gathered during the course of the investigation.

Brindisi, Novara and Verbania plants – Criminal proceedings for injuries from exposure to asbestos dust

The lawsuit pending in first degree before the Brindisi Court with regard to the death of two workers and the illness of a third was concluded on December 14, 2005 with the acquittal of all of the defendants, whereas in the one pending before the Novara Court regarding the death of a worker, the case was dismissed.

On the other hand, the debate has commenced in the trial regarding the Verbania plant against certain former directors and managers of Montefibre, which is expected to end in June 2006.

Liability suit under art. 2393 of the Italian Civil Code (former Calcemento)

We are still waiting for the sentence relating to the liability suit decided by the shareholders of Calcemento (now Edison) in May 1997 against the former chairman Lorenzo Panzavolta for violation of the obligations to manage the company correctly and diligently, causing foreseeable damage to the company and its shareholders, especially as a result of buying the real estate complex of Pizzo Sella (Poggio Mondello) and the companies Heracles and Halkis.

Merger of Montedison (now Edison) - Finanziaria Agroindustriale

In the appeal against the sentence issued in December 2000 by the Genoa Court in the suit launched by Mittel Investimenti Finanziari and other shareholders of Finanziaria Agroindustriale, we are waiting for the decision against the parties that did not accept the negotiated settlement between Edison and Mittel Investimenti Finanziari, as a result of which the parties undertook not to appeal, thereby making the first-degree sentence definitive.

Sale of Tecnimont: Edison/Falck arbitration

In the arbitration between Edison and Falck following the latter's failure to buy Edison's stake in Tecnimont, the Arbitration Board issued a sentence on July 6, 2005. The arbitrators decided that Falck was in breach of contract as it had an obligation to buy Tecnimont, but that Edison's request to enforce the contract was unacceptable. This sentence therefore ordered that an expert witness be appointed to determine the amount of the damage suffered by Edison as a consequence of Falck's breach of contract. After this sentence, Edison has modified its claims, eliminating the request for the contract to be implemented. Subsequently, the Board issued a deadline to the parties for further submissions. An expert witness now has to be appointed to determine the damages suffered by Edison.

in that company's financial statements at December 31, 2003. Under this agreement, the parties have regulated the ways in which the disputed clauses of the articles of association concerning the allocation of earnings to the shareholders are to be implemented. EniPower has also waived the claims that it made at the time of the impugnment.

Edison Trading and Edipower – Brindisi coal bunker
On March 3, 2005 the Public Prosecutor at the Brindisi Court ordered the attachment of the coal bunker used by Edipower's Brindisi Nord power station as it created an excessive amount of dust. The expert witness appointed by the Public Prosecutor of Brindisi is currently looking into the matter, above all to ascertain whether the subsoil and water stratum have been contaminated. In the meantime, Edipower has successfully asked for the coal at the bunker to be released and has implemented particular procedures allowing it to continue operating the power station even though the attachment order still applies.

Tedesco and Ferro Arbitration
On August 30, Messrs. Tedesco and Ferro notified to Montedison S.r.l. a request for arbitration in connection with a preliminary purchase/sale contract worth 2 million euro for an area located at Mazara del Vallo. In the demand, the plaintiffs ask for Montedison's breach of contract to be ascertained in connection with the definitive sale of the asset free of illegal occupations. The Arbitration Board is currently being set up. Considering the state of the dispute, it is impossible at this stage to assess the risks of any outlay and the amount concerned.

<u>Tax disputes</u>

Former Edison S.p.A. - Direct taxes for the years 1994-1999
Following a tax audit of Edison S.p.A. by the Fiscal Police in 2000 for the period 1994-1999, assessment notices have been issued for the years 1994-1998. Appeals were lodged and are being heard before the Tax Commissions.
The assessments for the years 1994, 1995 and 1996 have been cancelled in their entirety by the Provincial Tax Commission. However, to save time, they were settled in accordance with art. 16 of Law 289/2002 and subsequent extensions at a cost of around 3 million euro. The Tax Authorities have refused simplified definition of the matters in dispute for the years 1995 and 1996, but the company has in turn contested the validity of the refusal.
The assessment for the year 1998 has been settled in court, while at the end of 2005 the Provincial Tax Commission accepted our appeal against the main points of the assessment for 1997.

Edison S.p.A. tax audit - 2002
The Lombardy Tax Office carried out a general tax audit on Edison S.p.A. in November 2004 - February 2005, regarding the tax year 2002.
The tax audit report mentioned add-backs for IRPEG purposes for around 17 million euro in connection with costs considered out-of period or non-deductible, but without this leading to additional tax charges as there were still tax losses to be absorbed.
As the settlement procedure initiated by the Tax Authorities was not concluded positively, assessments for income tax (IRES and IRAP) and VAT were notified at the end of December 2005. Even if these did not show substantially higher amounts of tax or fines, they did reiterate the comments made in the audit report, reducing the amount of carry-forward tax losses by around 17 million euro.
Given that many of the add-backs for costs considered irrelevant to the business are not reasonable in the company's opinion, the assessments will be appealed in due course.

Related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At December 31, 2005 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.201% (759,643,703 shares), of which 42.198% directly (759,589,702 shares) and 0.003% (54,001 shares) indirectly through Metropolitana Milanese S.p.A..

During the year, AEM S.p.A. purchased 14,841,850 treasury shares, which is 0.825% of the share capital (made up of 1,800,047,400 shares); the remaining 56.974% constitutes the market float.

Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.

Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan, AEM Elettricità S.p.A. and AEM Gas S.p.A. regarding the distribution of electricity, gas and heat and the provision of public illumination and traffic light services are regulated by specific agreements.

There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.

As regards dealings between AEM S.p.A. and the other entities controlled by the Municipality of Milan, it should be borne in mind that AEM has a 49.0% interest in the share capital of Malpensa Energia S.r.l., which is controlled by SEA S.p.A.

Dealings with subsidiary and associated companies

Within the group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.

Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.

In 2005 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.

For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its Italian subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l. and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company AEM S.p.A. provides the subsidiary and associates with administrative, financial, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).

AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.

AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables.

BALANCE SHEET (in millions of euro)	**SUBSIDIARY COMPANIES (1)**	**ASSOCIATED COMPANIES (1)**	**PARENT COMPANY (2)**	**TOTAL**
ASSETS:				
A) NON-CURRENT ASSETS				
A4) INVESTMENTS	2,372	482		2,854
A5) OTHER NON-CURRENT FINANCIAL ASSETS		1		1
B) CURRENT ASSETS				
B3) CURRENT FINANCIAL ASSETS	274			274
B6) TRADE RECEIVABLES	276	13	66	355
SHAREHOLDERS' EQUITY AND LIABILITIES				
E2) CURRENT LIABILITIES				
E2-1) TRADE PAYABLES	43	3	3	49
E2-3) SHORT-TERM LOANS	102	-	70	172

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates
(2) Dealings between Group companies and the Municipality of Milan

INCOME STATEMENT (in millions of euro)	SUBSIDIARY COMPANIES (1)	ASSOCIATED COMPANIES (1)	PARENT COMPANY (2)	TOTAL
1) REVENUES				
1.1) Revenues from sales	1			1
1.2) Revenues for services	97	1	25	123
1.6) Other operating income	127	1		128
2) OTHER OPERATING INCOME	232			232
3) OPERATING COSTS				
3.2) Services	40	14		54
3.6) Other operating costs			2	2
12) Financial charges	7		2	9
13) Income from financial assets	11	21		32

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates
(2) Dealings between Group companies and the Municipality of Milan

Earning per share

As a result of consolidating the Edison Group, only for the fourth quarter of 2005, the effect of converting the " Edison ordinary warrants 2007" on the AEM Group's net profit for 2005 is not significant for the purposes of calculating diluted earnings per share.

2004		2005
(in millions of euro)		*(in millions of euro)*
210	Net profit for the year pertaining to the Group	242
210	Group net profit for the year pertaining to the ordinary shares (A)	242
	Weighted average number of shares in circulation for the calculation of earnings (loss) per share	
1,784,252,187	- basic (B)	1,782,800,163
1,784,252,187	- diluted (C)	1,782,800,163
	Earnings per share (in euro)	
0.1175	- basic (A/B)	0.1357
0.1175	- diluted (A/C)	0.1357

ATTACHMENTS

Attachment 1 - Statement of changes in property, plant and equipment

(in millions of euro)

Property, plant and equipment	value 12/31/2004	Changes during the year									Residual value 12/31/2005
		Additions	Changes of category	Other changes	Reclassifications	Disposals	Depreciation	Write-downs	Consolidation of the Delmi Group	Total changes during the year	
Land	26				10				67	77	103
- Total land	**26**				**10**				**67**	**77**	**103**
Buildings	239	2	8		(12)		(12)		371	357	596
- Total buildings	**239**	**2**	**8**		**(12)**		**(12)**		**371**	**357**	**596**
- Total Land and Buildings	**265**	**2**	**8**		**(2)**		**(12)**		**438**	**434**	**699**
Plant and machinery											
Production plant	798	7	15	6		(7)	(51)		2,761	2,731	3,529
Transport lines	40						(2)			(2)	38
Transformation stations	48	1	1			(1)	(1)	(4)		(4)	44
Distribution networks	1,209	61	10			(8)	(53)			10	1,219
Transferable plant and machinery	400	1					(18)		347	330	730
Leased assets									86	86	86
- Total Plant and machinery	**2,495**	**70**	**26**	**6**		**(16)**	**(125)**	**(4)**	**3,194**	**3,151**	**5,646**
Industrial and commercial equipment											
Miscellaneous equipment	5	1					(2)		10	9	14
Mobile phones											
- Total Industrial and commercial equipment	**5**	**1**					**(2)**		**10**	**9**	**14**
Other property, plant and equipment											
Furniture and fittings	1						(1)			(1)	
Electric and electronic office machines	12	4					(3)		6	7	19
Vehicles											
Fixed assets worth less than 516 euro											
Leasehold improvements	3	1		(1)	1		(1)				3
Leased assets	44						(2)			(2)	42
- Total Other property, plant and equipment	**60**	**5**		**(1)**	**1**		**(7)**		**6**	**4**	**64**
Construction in progress and advances											
Buildings	8	6	(8)			(2)				(4)	4
Production plant	182	99	(18)	(7)	1				764	839	1,021
Transport lines											
Transformation stations		1								1	1
Distribution networks	6	7	(8)							(1)	5
Miscellaneous equipment											
Other property, plant and equipment											
Advances	9	(8)								(8)	1
Transferable assets in construction	26	13								12	38
- Total Construction in progress and advances	**231**	**118**	**(34)**	**(7)**	**1**	**(2)**			**764**	**839**	**1,070**
Total property, plant and equipment	**3,056**	**196**	**-**	**(2)**	**-**	**(18)**	**(146)**	**(4)**	**4,412**	**4,437**	**7,493**

Attachment 2 - Statement of changes in intangible assets

(in millions of euro)

Intangible assets	Residual value 12/31/2004	Changes during the year								Residual value 12/31/05
		IAS Changes 01/01/05	Additions	Category changes	Other changes	Disposals	Amortisation	Consolidation of the Delmi Group	Total changes for the year	
Industrial patents and intellectual property rights	12		2	6	1		(4)	2	7	19
Concessions, licences, trademarks and similar rights	12		1	1	**0**		(2)	236	236	248
Goodwill	126							1,846	1,846	1,972
Work in progress	3		5	(7)	(1)			3	0	3
Other intangible assets	4	(2)			23		(1)	367	387	391
Total intangible assets	**157**	**(2)**	**8**	**-**	**23**	**-**	**(7)**	**2,455**	**2,476**	**2,633**

Attachment no. 3 List of investments included in the scope of consolidation and other investments
(in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% Group holding at 12/31/2005	Portion held %	Shareholder	Securities held with voting rights (a)	Exercisable voting rights (b)	Book value at 12/31/2005 thousands ofl euro	Valuation method
Scope of consolidation										
Metroweb S.p.A.	Milan	Euro	20,180	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trasmissione S.p.A.	Milan	Euro	76,597	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Serenissima Gas S.p.A.	Milan	Euro	1,082	79,4% (1)	71.44%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Serenissima Energia S.r.l.	Milan	Euro	100	79,4% (2)	71.44%	AEM S.p.A.	-	-		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.	-	-		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20,00% (3)	16.00%	AEM S.p.A.	-	-		*Proportional consolidation*
Transalpina di Energia S.r.l. (già G-FICOMPTA S.r.l.) (4)	Milan	Euro	2,592,010	50.00%	50.00%	Delmi S.p.A.	-	-		Proportional consolidation
Investments in associates										
Mestni Plinovodi d.o.o.	Capodistria (Slovenia)	Euro	15,964		41.11%	AEM S.p.A.	-	-	6,652	Equity method
Malpensa Energia S.r.l.	Segrate (Mi)	Euro	5,200		49.00%	AEM S.p.A.	-	-	4,129	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837		35,76%	AEM S.p.A.	-	-	2,630	*Equity method*
e-utile S.p.A. (9)	Milan	Euro	482		49.00%	AEM S.p.A.	-	-	1,342	Equity method
Zincar S.r.l.	*Milan*	Euro	100		37.00%	AEM S.p.A.	-	-	217	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	-	-	8	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	-	-	5	Equity method
Utilia S.p.A. (5)	*Rimini*	Euro	900		20.00%	Aem Service S.r.l.	-	-	240	Equity method
Ecodeco S.r.l.	Milan	Euro	7,468		30.00%	AEM S.p.A.	-	-	70,470	Equity method
Consolidation of the Delmi Group (8)									29,581	See attachment 5
Total investments in associates									**115,274**	
Investments in other companies										
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	-	-	213,073	Fair value
A.G.A.M. S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	-	-	17,439	Fair value
Aem Torino S.p.A.	Turin	Euro	519,461		1.46%	AEM S.p.A.	-	-	14,007	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	-	-	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	-	-	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	-	-	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	-	-	79	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	-	-	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	-	-	5	Fair value
Bluefare Ltd.	London	Lst	1,000		20.00%	AEM S.p.A.	-	-	2	Fair value
Servelfin S.p.A.	Milan	Euro	477		0.52%	Serenissima Gas S.p.A.	-	-	-	Fair value
Serenissima Energia S.r.l.	Milan	Euro	100		10.00%	Serenissima Gas S.p.A.	-	-	24	Vedi nota 2
CO.GE.R. 2004 S.p.A. (6)	Sant'Antimo (NA)	Euro	150		5.00%	*AEM Calore & Servizi S.p.A.*	-	-	2	Fair value
CESI S.p.A. (7)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	-	-	271	Fair value
Consolidamento Gruppo Delmi (8)									36,845	See attachment 7
Total investments in other companies									**283,549**	

(*) Share capitals are expressed in thousands of euro.
(1) Net of treasury shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l. 'directly and 7.9% indirectly through Serenissima Gas S.p.A.
(3) *The percentage shown here assumes that all of the put option rights are exercised.*
(4) AEM S.p.A. indirectly holds il 50% della investment in Transalpina di Energia S.r.l. (formerly G-FICOMPTA S.r.l.) through Delmi S.p.A.;
(5) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through AEM Calore & Servizi S.p.A.
(7) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(8) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group;
(9) The financial statement figures of the company refer to the financial statements as of 09/30/05.
a) *The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).*
Percentages are given only if they differ from the percentage of capital held.
(b) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.

Attachment 4 - Investments of the Delmi Group

List of investments

Name	Registered Office	Currency	Share capital	% consolidated by Group (a) 12/31/2005	% held % (b)	% held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Relationship (e)
A) Investments in consolidated companies									
A.1) Companies consolidated line-by-line									
CONSORZIO DI SARMATO SOC. CONS. P.A.	MILAN (I)	EUR	200,000	36.430	52.500	EDISON SPA	-	-	SUB
ECOFUTURE SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	10,200	69.390	100.000	EDISON SPA	-	-	SUB
EDISON RETE SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	106,778,200	69.390	100.000	EDISON SPA	-	-	SUB
GEVER SPA	MILAN (I)	EUR	10,500,000	35.390	51.000	EDISON SPA	-	-	SUB
HYDRO POWER ENERGY SRL - HPE SRL (SOLE SHAREHOLDER)	BOLZANO (I)	EUR	50,000	69.390	100.000	EDISON SPA	-	-	SUB
JESI ENERGIA SPA	MILAN (I)	EUR	5,350,000	48.570	70.000	EDISON SPA	-	-	SUB
SARMATO ENERGIA SPA	MILAN (I)	EUR	14,420,000	42.330	61.000	EDISON SPA	-	-	SUB
SONDEL DAKAR BV	ROTTERDAM (NL)	EUR	18,200	69.390	100.000	MONTEDISON FINANCE EUROPE NV	-	-	SUB
STEL SPA	MILAN (I)	EUR	1,000,000	52.040	75.000	EDISON SPA	-	-	SUB
TERMICA BOFFALORA SRL	MILAN (I)	EUR	14,220,000	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA CELANO SRL	MILAN (I)	EUR	259,000	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA COLOGNO SRL	MILAN (I)	EUR	9,296,220	45.100	65.000	EDISON SPA	-	-	SUB
TERMICA MILAZZO SRL	MILAN (I)	EUR	23,241,000	41.630	60.000	EDISON SPA	-	-	SUB
EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	4,200,000	69.390	100.000	EDISON SPA	-	-	SUB
MONSEI ESCO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	100,000	69.390	100.000	EDISON SPA	-	-	SUB
PARCO EOLICO FAETO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	11,300	69.390	100.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	SUB
PARCO EOLICO FOIANO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	683,000	69.390	100.000	PARCO EOLICO SAN GIORGIO SRL (SOLE SHAREHOLDE	-	-	SUB
PARCO EOLICO SAN GIORGIO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	8,911,200	69.390	100.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	SUB
EDISON D.G. SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	460,000	69.390	100.000	EDISON SPA	-	-	SUB
EDISON INTERNATIONAL SPA	MILAN (I)	EUR	17,850,000	69.390	70.000	EDISON SPA	-	-	SUB
					30.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON STOCCAGGIO SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	81,497,301	69.390	100.000	EDISON SPA	-	-	SUB
EUROIL EXPLORATION LTD	LONDON (GB)	GBP	9,250,000	69.390	0.000	EDISON SPA	-	-	SUB
					100.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON HELLAS SA	ATHEN (GR)	EUR	263,700	69.390	100.000	EDISON SPA	-	-	SUB
EDISON TRADING SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	30,000,000	69.390	100.000	EDISON SPA	-	-	SUB
VOLTA SPA	MILAN (I)	EUR	130,000	35.390	51.000	EDISON SPA	-	-	SUB
EDISON ENERGIA SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	22,000,000	69.390	100.000	EDISON SPA	-	-	SUB
EDISON PER VOI SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	3,592,000	69.390	100.000	EDISON D.G. SPA (SOLE SHAREHOLDER)	-	-	SUB
ATEMA LIMITED	DUBLIN 2 (IRL)	EUR	1,500,000	69.390	100.000	EDISON SPA	-	-	SUB
EDISON SPA	MILAN (I)	EUR	4,273,107,754	69.390	69.390	TRANSALPINA DI ENERGIA S.R.L.	71.230	71.230	SUB
FINANZIARIA DI investments ELETTRICHE FINEL SPA	MILAN (I)	EUR	194,000,000	69.390	80.000	EDISON SPA	-	-	SUB
MONTEDISON FINANCE EUROPE NV	AMSTERDAM (NL)	EUR	4,537,803	69.390	100.000	EDISON SPA	-	-	SUB
SELM HOLDING INTERNATIONAL SA	LUXEMBOURG (L)	EUR	24,000,000	69.390	99.950	EDISON SPA	-	-	SUB
					0.050	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-	
MONTEDISON SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,583,000	69.390	100.000	EDISON SPA	-	-	SUB
NUOVA ALBA SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,016,457	69.390	100.000	EDISON SPA	-	-	SUB
EDISON TREASURY SERVICES SRL	CONEGLIANO (TV) (I)	EUR	10,000	--	0.000	EDISON SPA	-	-	SUB
A.2) Companies consolidated on a proportional basis									
BLUEFARE LTD	LONDON (GB)	GBP	1,000	34.690	50.000	EDISON SPA	-	-	JV
IBIRITERMO SA	IBIRITE' - ESTADO DE MINAS GERAIS (BR)	BRL	7,651,814	34.690	50.000	EDISON SPA	-	-	JV
SEL - EDISON SPA	CASTELBELLO (BZ) (I)	EUR	84,798,000	29.140	42.000	EDISON SPA	-	-	JV
SELEDISON NET SRL	CASTELBELLO - CIARDES (BZ) (I)	EUR	200,000	29.140	100.000	SEL - EDISON SPA	-	-	JV
SERENE SPA	MILAN (I)	EUR	25,800,000	46.020	66.320	EDISON SPA	-	-	JV
PARCO EOLICO CASTELNUOVO SRL	CASTELNUOVO DI CONZA (SA) (I)	EUR	10,200	34.690	50.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	JV
EDIPOWER SPA	MILAN (I)	EUR	1,441,300,000	34.690	40.000	EDISON SPA	-	-	JV
ED-INA D.O.O.	ZAGABRIA (HR)	HRK	20,000	34.690	50.000	EDISON INTERNATIONAL SPA	-	-	JV
SOC.STUD.PROM.GASDOT.ALG-ITA V.SARDEG. GALSI SPA	MILAN (I)	EUR	3,850,000	12.490	18.000	EDISON SPA	-	-	JV
INTERNAT. WATER SERV.(GUAYAQUIL) INTERAGUA C. LTDA	GUAYAQUIL (EC)	USD	17,820,000	18.420	90.000	INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	-	-	JV
INTERNATIONAL WATER (TUNARI) BV	AMSTERDAM (NL)	EUR	20,000	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER (TUNARI) SARL	LUXEMBOURG (L)	EUR	559,157	34.690	100.000	INTERNATIONAL WATER (TUNARI) BV	-	-	JV
INTERNATIONAL WATER (UK) LIMITED	LONDON (GB)	GBP	1,001	34.690	0.100	INTERNATIONAL WATER SERVICES LIMITED	0.000	0.000	JV
					99.900	IWL CORPORATE LIMITED	100.000	100.000	
INTERNATIONAL WATER HOLDINGS BV	AMSTERDAM (NL)	EUR	40,000	34.690	50.000	EDISON SPA	-	-	JV
INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	AMSTERDAM (NL)	EUR	20,000	20.470	59.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LIMITED	GEORGE TOWN - GRAND CAYMAN (GBC)	USD	45,100	34.620	99.780	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LTD	ZUG (CH)	CHF	100,000	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL (ASIA PACIFIC) PTE LTD	SINGAPORE (SGP)	SGD	2	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL ADELAIDE PTY LTD (IN LIQ.)	CHIPPENDALE (AUS)	AUD	1,020,460	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL CORPORATE LIMITED	LONDON (GB)	GBP	1	34.690	100.000	IWL SERVICES HOLDINGS (UK) LIMITED	-	-	JV
IWL SERVICES HOLDINGS (UK) LIMITED	LONDON (GB)	GBP	2	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV

Attachment 5 - Investments of the Delmi Group

List of investments

Name	Registered Office	Currency	Share capital	% held		Securities held with voting rights	Exercisable voting rights	Book value (*)	Relationship
				% (b)	Shareholder	% (c)	% (d)	(in millions of euro) (f)	(e)
B) Investments in companies carried at equity									
CONSORZIO BARCHETTA	JESI (AN) (I)	EUR	2,000	50.000	JESI ENERGIA SPA	-	-		ASS
CONSORZIO MONTORO	NARNI (I)	EUR	4,000	25.000	EDISON SPA	-	-		ASS
CONSORZIO VICENNE	CELANO (I)	EUR	1,000	50.000	TERMICA CELANO SRL	-	-		ASS
GTI DAKAR LTD	GEORGE TOWN -GRAND CAYMAN (GBC)	EUR	14,686,479	30.000	SONDEL DAKAR BV	-	-	3.7	ASS
KRAFTWERKE HINTERRHEIN AG	THUSIS (CH)	CHF	100,000,000	20.000	EDISON SPA	-	-	16.0	ASS
ROME ENERGIA SRL	ROME (I)	EUR	50,000	35.000	EDISON SPA	-	-	0.5	ASS
SISTEMI DI ENERGIA SPA	MILAN (I)	EUR	10,475,000	40.570	EDISON SPA	-	-	4.3	ASS
NILE VALLEY GAS COMPANY (NVGC) S.A.E.	CAIRO (ET)	EGP	50,000,000	37.500	EDISON INTERNATIONAL SPA	-	-	2.9	ASS
BLUMET SPA	REGGIO EMILIA (I)	EUR	7,600,000	25.790	EDISON SPA	-	-	3.4	ASS
ESTGAS SPA	UDINE (I)	EUR	495,000	33.330	EDISON SPA	-	-	0.2	ASS
ETA 3 SPA	AREZZO (I)	EUR	2,000,000	33.010	EDISON SPA	-	-	1.3	ASS
GASCO SPA	BRESSANONE (BZ) (I)	EUR	350,000	40.000	EDISON SPA	-	-	0.1	ASS
PROMETEO SPA	OSIMO (AN) (I)	EUR	1,938,743	21.000	EDISON SPA	-	-	0.5	ASS
S.A.T. - SERVIZI AMBIENTE TERRITORIO SPA	SASSUOLO - (MO) (I)	EUR	27,752,560	40.000	EDISON SPA	-	-	21.5	ASS
UTILITA' SPA	MILAN (I)	EUR	2,307,692	35.000	EDISON SPA	-	-	0.8	ASS
INIZIATIVA UNIVERSITARIA 1991 SPA	VARESE (I)	EUR	16,120,000	32.260	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- 1	3.9	ASS
SOC.PER LA GEST. DEL PALAZZO CENTRO CONGRESSI SRL	ASSAGO (MI) (I)	EUR	10,200	44.820	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS
SYREMONT SPA	MESSINA (I)	EUR	750,000	40.000	EDISON SPA	-	-		ASS
AGUAS DEL TUNARI SA	LA PAZ (BO)	BOB	146,500,000	55.000	INTERNATIONAL WATER (TUNARI) SARL	-	-		ASS

Attachment 6 - Investments of the Delmi Group

List of investments

Name	Registered Office	Currency	Share capital	% held % (b)	% held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Relationship (e)	Consolidation and valuation method
C) Investments in companies carried at cost as subject to permanent restrictions										
BIOMASSE EMILIA ROMEGNA SRL (IN LIQ.)	CESENA (FO) (I)	EUR	10,000	51.000	EDISON SPA	-	- h		SUB	C
AUTO GAS COMPANY S.A.E. (IN LIQ.)	CAIRO (ET)	EGP	1,700,000	30.000	EDISON INTERNATIONAL SPA	-	-		ASS	C
EDISON GAS ESPANA SA(SOCIEDAD UNIPERSONAL EN LIQ.)	BARCELLONA (E)	EUR	60,200	100.000	EDISON SPA	-	-		SUB	C
CODEST SRL	PAVIA DI UDINE (UD) (I)	EUR	15,600	33.330	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
CONSORZIO FRIULANO PER IL TAGLIAMENTO	UDINE (I)	EUR	10,330	16.300	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		TP	C
C.F.C. CONSORZIO FRIULANO COSTRUTTORI (IN LIQ.)	UDINE (I)	LIT	100,000,000	20.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
CALBIOTECH SRL (IN BANKRUPTCY)	RAVENNA (I)	LIT	90,000,000	55.000	EDISON SPA	-	-		SUB	C
CALCESTRUZZI PALERMO SRL (IN LIQ) (UNDER C.A.)SOLE SHAREHOL	PALERMO (I)	EUR	108,360	100.000	EDISON SPA	-	- i 0,000		SUB	C
CEMPES SCRL (IN LIQ.)	VILLA ADRIANA - TIVOLI (RM) (I)	EUR	15,492	33.330	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
CI.FAR. SCARL (IN BANKRUPTCY)	UDINE (I)	LIT	20,000,000	60.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		SUB	C
COMPO CHEMICAL COMPANY (IN LIQ)	WILMINGTON, DELAWARE (USA)	USD	1,000	100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB	C
COMPO SHOE MACHINERY CORP. OF CANADA (IN LIQ)	MONTREAL - QUEBEC (CDN)	CAD	500	100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB	C
CONIEL SPA (IN LIQ.)	ROME (I)	EUR	1,020	35.250	EDISON SPA	-	-		ASS	C
CONSORZIO CARNIA (IN LIQ.)	SESTO SAN GIOVANNI (MI) (I)	EUR	51,645	17.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		TP	C
CONSORZIO CARNIA SCRL (IN LIQ.)	ROME (I)	EUR	45,900	17.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		TP	C
CONVOLCI SCNC (IN LIQ.)	SESTO SAN GIOVANNI (I)	EUR	5,165	27.370	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
FERRUZZI TRADING FRANCE SA (IN LIQ.)	PARIS (F)	EUR	7,622,451	100.000	EDISON SPA	-	-		SUB	C
FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQ.)	MILAN (I)	EUR	2,425,200	100.000	EDISON SPA	-	-		SUB	C
FINSAVI SRL UNDER COURT ADMINISTRATION	PALERMO (I)	EUR	18,698	50.000	EDISON SPA	-	- i 0,000		ASS	C
FRIGOTECNICA SRL(SOLE SHAREHOLDER)UNDER COURT ADMIN..(IN L	PALERMO (I)	EUR	76,500	100.000	EDISON SPA	-	- i 0,000		SUB	C
GERINIA SRL (IN LIQ.)	MILAN (I)	EUR	52,132	31.000	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- h		ASS	C
GROUPEMENT GAMBOGI-CISA (IN LIQ.)	DAKAR (SN)	XAF	1,000,000	50.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
INICA SARL (IN LIQ.)	LISBOA (P)	PTE	1,000,000	20.000	EDISON SPA	-	-		ASS	C
NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER)	MILAN (I)	EUR	1,549,350	100.000	EDISON SPA	-	-		SUB	C
NUOVA I.S.I. IMPIANTI SELEZ. INERTI SRL (BANKRUPTCY)	VAZIA (RI) (I)	LIT	150,000,000	33.330	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS	C
POGGIO MONDELLO SRL (SOLE SHAREHOLDER) UNDER COURT ADMIN	PALERMO (I)	EUR	364,000	100.000	FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQ.)	-	- i 0,000		SUB	C
ROSFID SRL (IN LIQ.)	MILAN (I)	LIT	46,000,000	42.280	EDISON SPA	-	- h		ASS	C
SISTEMA PERMANENTE DI SERVIZI SPA (IN BANKRUPTCY)	ROME (I)	EUR	154,950	12.600	EDISON SPA	-	-		TP	C
SOC.GEN.PER PROGR.CONS.E PART.SPA (IN AMM. STRAORD)	ROME (I)	LIT	300,000,000	59.330	EDISON SPA	-	-		SUB	C
SORRENTINA SCARL (IN LIQ.)	ROME (I)	EUR	46,480	25.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C
TRIESTE TRE SRL (IN LIQ.)	RAVENNA (I)	EUR	10,400	50.000	NUOVA C.I.S.A. SPA (IN LIQ.) (SOLE SHAREHOLDER	-	-		ASS	C

Attachment 7 - Investments of the Delmi Group

List of investments

Name	Registered Office	Currency	Share capital	% held		Shares with voting rights % (c)	Exercisable voting rights % (d)	Book value (*) (in millions of euro) (f)	Relationship (e)	Consolidation and valuation method
				% (b)	Shareholder					
D) Investments in other companies carried at fair value										
D.1) Trading										
ACEA SPA	ROME (I)	EUR	1,098,898,884	0.170	EDISON SPA	-	-	3.1	TP	FV
ACEGAS-APS-S.P.A.	TRIESTE (I)	EUR	282,983,213	1.300	EDISON SPA	-	-	5.5	TP	FV
ACSM SPA	COMO (I)	EUR	37,496,500	3.970	EDISON SPA	-	-	3.2	TP	FV
AMSC - AMERICAN SUPERCONDUCTOR	N/A (USA)	USD	19,128,000	0.840	EDISON SPA	-	-	1.1	TP	FV
AZIENDA MEDITERRANEA GAS E ACQUA SPA	GENOVA (I)	EUR	180,974,079	2.810	EDISON SPA	-	-	16.2	TP	FV
D.2) Available for sale										
QUOTED										
RCS MEDIAGROUP SPA	MILAN (I)	EUR	762,019,050	0.970	EDISON SPA	1.010	1.010	29.8	TP	FV
Other unquoted investments available for sale								43.9		
Grand total								**161.9**		

NOTES TO ATTACHMENTS 4-5-6-7

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties. NE = net equity; C = cost; FV = fair value

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(g) Subsidiary pursuant to art. 2359 of the Italian Civil Code

(h) Company due to be cancelled from the Register of Companies (requested but not yet carried out).

(i) Company whose assets and quotas or shares have been seized with attribution of the voting right to the special administrator appointed by the Palermo Court - Prevention Measures Section - on 7/7/1998

(l) Investment subject to attachment up to an amount of 1,900,000 euro ordered by the Varese Court on 06/14/2004.

Pursuant to article 78 of CONSOB resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998, concerning issuers, attachments 8 and 9 provide information on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and its direct subsidiaries. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A.

Attachment. 8 - REMUNERATION OF THE BOARD OF DIRECTORS

Amounts in euro

Name	Position	Duration of the position from	to	Emoluments for the position	Bonuses and other incentives	Other remuneration		TOTAL
Giuliano Zuccoli	Chairman	01.01.05	12.31.05	469,578.08	790,000.00			1,259,578.08
	Director	01.01.05	12.31.05	38,682.24		103,313.70	(A)	141,995.94
Francesco Randazzo	Deputy Chairman	01.01.05	04.29.05	39,123.28				39,123.28
	Director	01.01.05	12.31.05	38,682.24		78,061.64	(B)	116,743.88
Alberto Sciumè	Deputy Chairman	07.15.05	12.31.05	27,945.21				27,945.21
	Director	04.30.05	12.31.05	26,619.22		8,000.00	(C)	34,619.22
Paolo Oberti	Director	01.01.05	12.31.05	38,682.24		89,147.94	(D)	127,830.18
Aldo Scarselli	Director	01.01.05	12.31.05	38,682.24		185,599.29	(E)	224,281.53
Mario Mauri	Director	01.01.05	12.31.05	38,682.24		255,143.83	(F)	293,826.07
Antonio Taormina	Director	01.01.05	12.31.05	38,682.24				38,682.24
Giulio Del Ninno	Director	01.01.05	04.29.05	12,063.01		1,000.00	(G)	13,063.01
Gianni Castelli	Director	01.01.05	04.29.05	12,063.01		41,360.27	(H)	53,423.28
Dario Cassinelli	Director	04.30.05	12.31.05	26,619.22		15,493.15	(I)	42,112.37
Umberto Quadrino	Director	04.30.05	9.09.05	14,361.69				14,361.69
Luigi Galassi	Director	09.29.05	12.31.05	10,171.57		2,000.00	(L)	12,171.57
TOTAL				**870,637.73**	**790,000.00**	**779,119.82**		**2,439,757.55**

(A) of which € 54,000.00 as other remuneration received from AEM S.p.A.; € 49,313.70 received as member of the Board of Directors of AEM Trading S.r.l. (€ 37,500.00), Serenissima Gas S.p.A. (€ 4,875.34), Metroweb S.p.A. (€ 4,438.36) and AEM Calore & Servizi S.p.A. (€ 2,500.00);

(B) of which € 44,000.00 as other remuneration received from AEM S.p.A.; € 34,061.64 received as member of the Board of Directors of AEM Energia S.p.A. (€ 21,267.12), Delmi S.p.A. (€ 7,068.49) and AEM Elettricità S.p.A. (€ 5,726.03);
(C) other remuneration received from AEM S.p.A.;

(D) for compensation received as a member of the Board of Directors of AEM Calore & Servizi S.p.A. (€ 37,360.27), AEM Service S.r.l. (€ 37,000.00), Delmi S.p.A. (€ 7,068.49), Metroweb S.p.A. (€ 4,438.36), AEM Trading S.r.l. (€ 2,500.00), AEM Gas S.p.A. (€ 520.55) and AEM Energia S.p.A. (€ 260.27);

(E) of which € 74,277.37 as other remuneration received from AEM S.p.A.; € 111,321.92 received as a member of the Board of Directors of Metroweb S.p.A. (€ 103,095.89), AEM Gas S.p.A. (€ 5,726.03) and AEM Service S.r.l. (€ 2,500.00);
(F) of which € 248,000.00 as other remuneration received from AEM S.p.A.; € 7,143.83 received as a member of the Board of Directors of Delmi S.p.A. (€ 7,068.49) and Metroweb S.p.A. (€ 75.34);

(G) other remuneration received from AEM S.p.A.;

(H) of which: € 4,000.00 as other remuneration received from AEM S.p.A.; € 37,360.27 received as a member of the Board of Serenissima Gas S.p.A.;

(I) of which: € 4,000.00 as other remuneration received from AEM S.p.A.; € 11,493.15 received as member of the Board of Directors of AEM Energia S.p.A. (€ 3,904.11), Delmi S.p.A. (€ 7,068.49) and AEM Elettricità S.p.A. (€ 520.55);
(L) other remuneration received from AEM S.p.A.

Attachment 9 - REMUNERATION OF THE BOARD OF STATUTORY AUDITORS

Amounts in euro

Name	Position	Emoluments for the position			
		Duration of the position			TOTAL
		from	to		
	AEM S.p.A.				
Alfredo Fossati	Chairman of the Board of Statutory Auditors	04.30.05	12.31.05	32,374.27	32,374.27
	Acting Statutory Auditor	01.01.05	29:04:05	9,780.82	9,780.82
Luigi Carlo Spadacini	Acting Statutory Auditor	04.30.05	12.31.05	21,583.30	21,583.30
	Chairman of the Board of Statutory Auditors	01.01.05	29:04:05	14,671.23	14,671.23
Italo Bruno Vergallo	Acting Statutory Auditor	01.01.05	04.29.05	9,780.82	9,780.82
Salvatore Rino Messina	Acting Statutory Auditor	04.30.05	12.31.05	21,583.30	21,583.30
	AEM Calore & Servizi S.p.A.				
Livio Torio	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	8,702.56	8,702.56
Andrea Cioccarelli	Acting Statutory Auditor	04:13:05	12.31.05	3,890.96	3,890.96
Patrizia Zuppini	Acting Statutory Auditor	04:13:05	12.31.05	3,890.96	3,890.96
Achille Frattini	Acting Statutory Auditor	01.01.05	12:04:05	1,910.75	1,910.75
Domenico Ascioti	Acting Statutory Auditor	01.01.05	12:04:05	1,910.75	1,910.75
	AEM Elettricità S.p.A.				
Francesco Grimaldi	Chairman of the Board of Statutory Auditors	04:14:05	12.31.05	44,485.45	44,485.45
Marco Manzoli	Chairman of the Board of Statutory Auditors	01.01.05	4:13:05	9,735.62	9,735.62
Giorgio Giuseppe Consoli Carlin	Acting Statutory Auditor	01.01.05	12.31.05	36,147.02	36,147.02
Salvatore Doriano Stano	Acting Statutory Auditor	01.01.05	12.31.05	36,147.38	36,147.38
	AEM Energia S.p.A.				
Lucia Arizzi	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	18,007.40	18,007.40
Eros Ambrogio Tavernar	Acting Statutory Auditor	01.01.05	12.31.05	12,004.93	12,004.93
Alessandro Fornasina	Acting Statutory Auditor	04:14:05	12.31.05	8,900.82	8,900.82
Umberto Zucchini	Acting Statutory Auditor	01.01.05	4:13:05	3,104.11	3,104.11
	AEM Gas S.p.A.				
Marco Antonio Dell'Acqua	Chairman of the Board of Statutory Auditors	04:14:05	12.31.05	44,485.37	44,485.37
Luigi Carlo Spadacini	Chairman of the Board of Statutory Auditors	01.01.05	4:13:05	9,735.62	9,735.62
Guido Ascer Guetta	Acting Statutory Auditor	01.01.05	12.31.05	36,147.38	36,147.38
Maria Adalgisa De Luigi	Acting Statutory Auditor	01.01.05	12.31.05	36,147.38	36,147.38
	AEM Service S.r.l.				
Achille Frattini	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	16,500.00	16,500.00
Andrea Cioccarelli	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
Beniamino Lo Presti	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
	AEM Trading S.r.l.				
Luigi Carlo Spadacini	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	16,500.00	16,500.00
Andrea Pozzi	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
Domenico Schettini	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
	AEM Trasmissione S.p.A.				
Sergio Pennuto	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	18,976.44	18,976.44
Carlo Felice Butti	Acting Statutory Auditor	04:14:05	12.31.05	9,546.85	9,546.85
Paolo Maria Covini	Acting Statutory Auditor	04:14:05	12.31.05	9,546.85	9,546.85
Alfredo Fossati	Acting Statutory Auditor	01.01.05	4:13:05	3,104.11	3,104.11
Alberto Ortolani	Acting Statutory Auditor	01.01.05	4:13:05	3,104.11	3,104.11
	Delmi S.p.A.				
Luigi Carlo Spadacini	Chairman of the Board of Statutory Auditors	03:23:05	12.31.05	61,974.83	61,974.83
Achille Frattini	Acting Statutory Auditor	03:23:05	12.31.05	41,316.55	41,316.55
Luca Aurelio Guarna	Acting Statutory Auditor	03:23:05	12.31.05	41,316.55	41,316.55
Marco Casale	Acting Statutory Auditor	07:13:05	12.31.05	41,316.55	41,316.55
Marco Merler	Acting Statutory Auditor	07:13:05	12.31.05	41,316.55	41,316.55
	Metroweb S.p.A.				
Marco Antonio Dell'Acqua	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	13,050.00	13,050.00
Sergio Gaddi	Acting Statutory Auditor	01.01.05	12.31.05	8,700.00	8,700.00
Patrizia Zuppini	Acting Statutory Auditor	01.01.05	12.31.05	8,700.00	8,700.00
	Serenissima Gas S.p.A.				
Carlo Facca	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	16,500.00	16,500.00
Adriano Cecchi	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
Marco Antonio Dell'Acqua	Acting Statutory Auditor	01.01.05	12.31.05	11,000.00	11,000.00
	Serenissima Energia S.r.l.				
Carlo Facca	Chairman of the Board of Statutory Auditors	01.01.05	12.31.05	3,983.84	3,983.84
Adriano Cecchi	Acting Statutory Auditor	01.01.05	12.31.05	2,655.89	2,655.89
Marco Antonio Dell'Acqua	Acting Statutory Auditor	01.01.05	12.31.05	2,655.89	2,655.89
Total				**851,893.21**	**851,893.21**

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED BALANCE SHEET ACCORDING TO IAS/IFRS AT JANUARY 1, 2004

CONSOLIDATED BALANCE SHEET	Italian GAAP 12.31.2003	IAS Adjustments 01.01.2004	Edipower + eliminations	FTA IAS/IFRS 01.01.2004
ASSETS				
NON-CURRENT ASSETS				
Intangible assets	42,043,799	(13,100,906)	186,433	29,129,326
Property, plant and equipment	2,147,480,497	(12,058,034)	873,488,925	3,008,911,388
Goodwill	149,291,186	(25,050,869)	2,153,561	126,393,878
Investments valued according to the equity method	16,187,381	382,335		16,569,716
Other investments	450,483,595	318,124,849	(398,497,380)	370,111,064
Investments in subsidiaries	15,000	(15,000)		
Other non-current financial assets	243,381,630	(238,124,849)		5,256,781
Deferred tax assets	41,765,924	25,016,750	17,185,684	83,968,358
Trade and other non-current receivables	663,921	(107,946)	2,738,014	3,293,989
TOTAL NON-CURRENT ASSETS	**3,091,312,933**	**55,066,330**	**497,255,237**	**3,643,634,500**
CURRENT ASSETS				
Inventories	48,263,714		15,452,147	63,715,861
Current financial assets	1,583,064			1,583,064
Taxes receivable	14,685,207	1,302,812	5,214,236	21,202,255
Trade and other receivables	492,208,056	1,638,364	20,239,828	514,086,248
Cash and cash equivalents	381,467,023	7,746	25,079,336	406,554,105
Assets pertaining to future periods	16,748,903	804,195	5,647,052	23,200,150
TOTAL CURRENT ASSETS	**954,955,967**	**3,753,117**	**71,632,599**	**1,030,341,683**
TOTAL ASSETS	**4,046,268,900**	**58,819,447**	**568,887,836**	**4,673,976,183**

CONSOLIDATED BALANCE SHEET	Italian GAAP 12.31.2003	Adjustments IAS 01.01.2004	Edipower + eliminations	FTA IAS/IFRS 1.1.2004
LIABILITIES AND EQUITY				
SHAREHOLDERS' EQUITY				
Share capital	936,024,648			936,024,648
Legal reserve	67,513,369			67,513,369
Transition reserve		(67,226,309)		(67,226,309)
Other reserves	96,642,565			96,642,565
Retained earnings	263,257,866			263,257,866
Total equity pertaining to the Group	**1,363,438,448**	**(67,226,309)**		**1,296,212,139**
Minority interests	2,913,324			2,913,324
TOTAL SHAREHOLDERS' EQUITY	**1,366,351,772**	**(67,226,309)**		**1,299,125,463**
LIABILITIES AND EQUITY				
NON-CURRENT LIABILITIES				
Medium/long-term loans and derivatives	1,364,321,797		463,750,149	1,828,071,946
Deferred tax liabilities	44,205,490	9,743,653	16,521,475	70,470,618
Retirement benefit obligations	68,483,964	81,230,269	10,972,176	160,686,409
Provisions for charges and risks	90,336,943	(46,349,925)	6,083,796	50,070,814
Other non-current liabilities		84,782,141		84,782,141
Total non-current liabilities	**1,567,348,194**	**129,406,138**	**497,327,596**	**2,194,081,928**
CURRENT LIABILITIES				
Trade and other payables	562,320,531	(3,360,382)	70,517,690	629,477,839
Short-term loans	511,532,063			511,532,063
Other liabilities	38,716,340		1,042,550	39,758,890
Total current liabilities	**1,112,568,934**	**(3,360,382)**	**71,560,240**	**1,180,768,792**
TOTAL LIABILITIES	**2,679,917,128**	**126,045,756**	**568,887,836**	**3,374,850,720**
TOTAL LIABILITIES AND EQUITY	**4,046,268,900**	**58,819,447**	**568,887,836**	**4,673,976,183**

CONSOLIDATED BALANCE SHEET, INCOME STATEMENT AND SHAREHOLDERS' EQUITY ACCORDING TO IAS/IFRS AT DECEMBER 31, 2004

Note	CONSOLIDATED BALANCE SHEET	Italian GAAP 12.31.2004	IAS Adjustments 01.01.2004	IAS Adjustments 12.31.2004	Edipower + eliminations	IAS/IFRS 12.31.2004
	ASSETS					
	NON-CURRENT ASSETS					
1)	Intangible assets	39,281,660	(13,100,906)	4,231,678	206,824	30,619,256
2)	Property, plant and equipment	2,202,222,731	(12,058,034)	(10,266,504)	875,853,462	3,055,751,655
3)	Goodwill	131,835,829	(25,050,869)	17,455,358	2,153,561	126,393,879
4 - a)	Investments valued according to the equity method	232,524,164	382,335	(218,350,601)		14,555,898
4 - b)	Other investments	449,806,035	80,000,000	242,988,559	(398,497,380)	374,297,214
4 - c)	Investments in subsidiaries	15,000	(15,000)			
5)	Other non-current financial assets	1,136,159				1,136,159
6)	Treasury shares	35,024,855		(35,024,855)		
7)	Deferred tax assets	61,143,380	25,016,750	2,716,762	27,339,647	116,216,539
8)	Trade and other non-current receivables	970,109	(107,946)	(161,471)	1,105,439	1,806,131
	TOTAL NON-CURRENT ASSETS	**3,153,959,922**	**55,066,330**	**3,588,926**	**508,161,553**	**3,720,776,731**
	CURRENT ASSETS					
	Inventories	72,239,325			2,731,788	74,971,113
	Current financial assets	2,706				2,706
9 - a)	Taxes receivable	63,242,000	1,302,812	(3,936,536)	5,206,790	65,815,066
9 - b)	Trade and other receivables	627,805,000	1,638,364	4,536,534	(1,425,879)	632,554,019
10)	Cash and cash equivalents	212,317,428	7,746	(7,504)	7,974,539	220,292,209
11)	Assets pertaining to future periods	19,605,082	804,195	(804,194)	4,786,809	24,391,892
	TOTAL CURRENT ASSETS	**995,211,541**	**3,753,117**	**(211,700)**	**19,274,047**	**1,018,027,005**
	TOTAL ASSETS	**4,149,171,463**	**58,819,447**	**3,377,226**	**527,435,600**	**4,738,803,736**

Note	CONSOLIDATED BALANCE SHEET	Italian GAAP 12.31.2004	IAS Adjustments 01.01.2004	IAS Adjustments 12.31.2004	Edipower + eliminations	IAS/IFRS 12.31.2004
	LIABILITIES AND EQUITY					
	SHAREHOLDERS' EQUITY					
	Share capital	936,024,648				936,024,648
	Reserve for treasury shares	35,024,855		(35,024,855)		
	(Treasury shares)			(35,024,855)		(35,024,855)
	Legal reserve	77,465,297				77,465,297
	Transition reserve (*)		(67,226,309)	(8,019)		(67,234,328)
	Other reserves	161,611,898		35,024,858		196,636,756
	Retained earnings	64,209,630				64,209,630
	Net profit for the period	172,164,352		36,191,577	1,292,502	209,648,431
	Total equity pertaining to the Group	**1,446,500,680**	**(67,226,309)**	**1,158,706**	**1,292,502**	**1,381,725,579**
	Minority interests	3,710,253		(260,352)		3,449,901
	TOTAL SHAREHOLDERS' EQUITY	**1,450,210,933**	**(67,226,309)**	**898,354**	**1,292,502**	**1,385,175,480**
	LIABILITIES AND EQUITY					
	NON-CURRENT LIABILITIES					
	Medium/long-term loans and derivatives	1,283,328,363			447,827,048	1,731,155,411
12)	Deferred tax liabilities	106,231,985	9,743,653	701,339	29,902,362	146,579,339
13)	Provisions for severance indemnities and employee b	70,826,150	81,230,269	(1,519,854)	10,602,992	161,139,557
14)	Provisions for charges and risks	116,536,397	(46,349,925)	(1,307,347)	13,258,306	82,137,431
15)	Other non-current liabilities		84,782,141	4,604,734		89,386,875
	Total non-current liabilities	**1,576,922,895**	**129,406,138**	**2,478,872**	**501,590,708**	**2,210,398,613**
	CURRENT LIABILITIES					
16)	Trade and other payables	609,755,441	(3,360,382)		23,603,652	629,998,711
	Short-term loans	472,406,987				472,406,987
	Other liabilities	39,875,207			948,738	40,823,945
	Total current liabilities	**1,122,037,635**	**(3,360,382)**		**24,552,390**	**1,143,229,643**
	TOTAL LIABILITIES	**2,698,960,530**	**126,045,756**	**2,478,872**	**526,143,098**	**3,353,628,256**
	TOTAL LIABILITIES AND EQUITY	**4,149,171,463**	**58,819,447**	**3,377,226**	**527,435,600**	**4,738,803,736**

(*) See the notes on the reconciliation of shareholders' equity.

Note	INCOME STATEMENT	Italian GAAP 12.31.2004	Adjustments Reclassifications IAS	Quota Edipower	Eliminations	IAS/IFRS 12.31.2004
	REVENUES					
17)	REVENUES FROM SALES AND SERVICES	1,765,723,147	(10,301,428)	17,743,705	(24,830,688)	1,748,334,736
18)	OTHER OPERATING INCOME	51,495,657	43,287,810	179,741,361	(138,431,629)	136,093,199
	TOTAL REVENUES	**1,817,218,804**	**32,986,382**	**197,486,066**	**(163,262,317)**	**1,884,427,935**
	OPERATING COSTS					
	RAW MATERIALS AND CONSUMABLES USED	831,563,599		15,678,457	(14,297,995)	832,944,062
19)	SERVICES USED	240,241,033	(10,251,866)	15,025,542		245,014,709
	CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRE	918,345				918,345
20)	OTHER OPERATING COSTS	189,381,360	(2,110,969)	57,428,460	(148,964,322)	95,734,529
	TOTAL OPERATING COSTS	**1,262,104,337**	**(12,362,835)**	**88,132,459**	**(163,262,317)**	**1,174,611,645**
21)	**LABOUR COSTS**	**123,236,933**	**11,513,483**	**18,885,147**		**153,635,563**
	GROSS PROFIT FROM OPERATIONS	**431,877,534**	**33,835,734**	**90,467,460**	**0**	**556,180,727**
22)	**DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOV**	**164,121,143**	**(23,228,495)**	**61,307,402**		**202,200,050**
	PROFIT FROM OPERATIONS	**267,756,391**	**57,064,229**	**29,160,058**	**0**	**353,980,677**
23)	**FINANCIAL COSTS**	**(35,439,641)**	**(3,920,602)**	**(23,025,613)**		**(62,385,856)**
24)	SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	(24,139,215)	24,067,968			**(71,247)**
25)	GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT		7,773,649			**7,773,649**
26)	**EXTRAORDINARY ITEMS**	**45,587,320**	**(45,587,320)**			**0**
	PROFIT BEFORE TAX	**253,764,855**	**39,397,924**	**6,134,445**	**0**	**299,297,223**
27)	**INCOME TAX EXPENSE**	**80,803,573**	**3,466,699**	**4,841,943**		**89,112,215**
	PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**172,961,282**	**35,931,225**	**1,292,502**	**0**	**210,185,008**
	PROFIT (LOSS) OF DISCONTINUED OPERATIONS					**0**
	NET PROFIT (LOSS)	**172,961,282**	**35,931,225**	**1,292,502**	**0**	**210,185,008**
28)	**MINORITY INTERESTS**	(796,930)	260,353			**(536,577)**
	NET PROFIT (LOSS) PERTAINING TO THE GROUP	**172,164,352**	**36,191,578**	**1,292,502**	**0**	**209,648,431**

Notes on the principal IAS/IFRS adjustments and reclassifications made to the figures in the consolidated balance sheet at January 1, 2004 and at December 31, 2004 of the AEM Group.

The following notes comment briefly on the main adjustments made to the individual line items in the balance sheets at the beginning and end of 2004.

<u>**Balance sheet items – Assets**</u>

<u>NON-CURRENT ASSETS</u>

1) Intangible assets

Adjustments were made for a total of -13,101 thousand euro at January 1, 2004 and +4,232 thousand euro at December 31, 2004.

The adoption of international accounting standards does not permit the capitalisation of certain kinds of intangible assets. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs (-9,423 thousand euro at January 1, 2004) and the related amortisation (+4,232 thousand euro at December 31, 2004) were therefore eliminated. Certain reclassifications were also made: at January 1, 2004 leasehold improvements of 2,874 thousand euro were reclassified to property, plant and equipment and 804 thousand euro to assets pertaining to future periods.

2) Property, plant and equipment and accumulated depreciation

The overall impact of first-time adoption (FTA) of international accounting standards (IAS/IFRS) amounted to –12,058 thousand euro at January 1, 2004 and -10,267 thousand euro at December 31, 2004.

The adjustments concerned the reversal of accumulated depreciation on land, (+4,106 thousand euro at January 1, 2004) as land now has to be separated from buildings and other installations and no longer depreciated; the reversal of the customers' contributions towards new installations, reducing the value of the installations in question (-15,268 thousand euro at January 1, 2004 and -6,310 thousand euro at December 31, 2004); and the reclassification of leasehold improvements from intangible assets to property, plant and equipment (+2,874 thousand euro at January 1, 2004). The opportunity was also taken at January 1, 2004 to anticipate the adjustment required by IAS 17 to the value of a building (3,770 thousand euro) bought under a sale and lease-back contract and sold during 2004.
The changes at December 31, 2004 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach"), elimination of the depreciation on land with a net decrease of 1,656 thousand euro and reclassifications which lowered the value by 2,301 thousand euro.

3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".
The AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company. Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously held by e.Biscom S.p.A. (now called Fastweb S.p.A.) and sold its investment in the "previous" Fastweb S.p.A. to e.Biscom S.p.A. for a net value in AEM's favour, which was paid for in e.Biscom S.p.A. convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". Any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal.

The elimination of the goodwill on the investment in Metroweb S.p.A. led to an adjustment of -25,055 thousand euro at January 1, 2004 (adjusted by 4 thousand euro for the goodwill that arose on line-by-line consolidation of Delmi S.p.A. not consolidated under Italian GAAP because not yet operative) and a positive change at December 31, 2004 of +5,006 thousand euro following the elimination of the amortisation charge on goodwill booked during 2004.
Elimination of the amortisation on other items of goodwill led to a positive change of +12,449 thousand euro.

4-a) Investments valued at equity

At January 1, 2004 the adjustment amounted to + 382 thousand euro and concerned the valuation at equity of the investments in the associates Società Servizi Valdisotto S.p.A. and Malpensa Energia S.r.l. for which the value of net equity was recalculated on the basis of the adjustments made when they first adopted IAS/IFRS.

At December 31, 2004 the adjustment amounted to –218,351 thousand euro and involved reclassifying the interest in Fastweb S.p.A. (formerly e.Biscom S.p.A.) to other investments for -217,987 thousand euro; this reflects the residual value of the investment at December 31, 2004 net of the writedown booked in the consolidated financial statements in accordance with Italian GAAP. This reclassification derives from the application of IAS/IFRS which lay down that investments should be treated as associates when at least 20% of the share capital is held, whereas at December 31, 2004 AEM S.p.A. held 11% of Fastweb S.p.A.
Valuing the other associates at equity led to a reduction in the value of these investments of 364 thousand euro.

4-b) Other investments

The adjustment on FTA of IAS/IFRS, amounting to +80,000 thousand euro, involved booking the investment in Edipower S.p.A., as based on the contracts and agreements with the current shareholders of Edipower S.p.A., AEM S.p.A. brought forward to January 1, 2004, from an accounting point of view, its exercise of the options to buy the residual 4% from the shareholders, raising its investment to 20%.
AEM S.p.A. has consolidated Edipower S.p.A. on a proportional basis (20%) as the agreements with the other shareholders lead to the conclusion that this is a joint venture.
Given that the options were considered exercised at January 1, 2004, they did not have to be valued according to IAS 32 and 39. See note 4 to the reconciliation of shareholders' equity for further details on this operation.

At December 31, 2004 the change, +242,989 thousand euro, involved reclassification of the investment in Fastweb S.p.A.(formerly e.Biscom S.p.A.) out of investments in associates for 217,987 thousand euro, as well as 25,002 thousand euro for the elimination of the writedown made to it at December 31, 2004 under Italian GAAP.

4-c) Investments in subsidiaries
The reduction of 15 thousand euro concerned the line-by-line consolidation of the investment in Delmi S.p.A., not consolidated under Italian GAAP, eliminating the investment as a result.

6) Treasury shares

At December 31, 2004 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

7) Deferred tax assets

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax assets generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.
The adjustments for deferred tax assets at January 1, 2004 amounted to +25,017 thousand euro with the contra-entry being booked to a special transition reserve included in shareholders' equity, whereas at December 31, 2004 the adjustments amounted to +2,717 thousand euro and were booked to the income statement under suitable tax headings.

8) Trade and other non-current receivables

The effects of proportional consolidation of Plurigas S.p.A. on FTA of IAS/IFRS led to a reclassification of 108 thousand euro.
The decrease at the end of the year amounts to 161 thousand euro and concerns other changes deriving from the introduction of IAS/IFRS.

CURRENT ASSETS

9-a) and 9-b) Taxes receivable, trade and other receivables

The adjustments of +1,302 thousand euro in taxes receivable and +1,638 thousand euro in trade and other receivables, of which 678 thousand euro deriving from the proportional consolidation of Plurigas S.p.A., were the result of bringing forward the effects of eliminating fiscal items in the financial statements ("defiscalisation"), which were reflected in the statutory financial statements at the end of the year. At December 31, 2004 the effect of defiscalisation was cancelled, whereas the other changes made during the year amounted to +600 thousand euro.

10) Cash and cash equivalents

The changes concern the consolidation of Delmi S.p.A., which was not consolidated under Italian GAAP.

11) Assets pertaining to future periods

During FTA, it was decided to anticipate the effects of the reclassification of certain costs classified as assets pertaining to future periods out of other intangible assets; this reclassification was made in the statutory financial statements at December 31, 2004. This reclassification was therefore neutralised at December 31, 2004.

Balance sheet items – Liabilities

NON-CURRENT LIABILITIES

12) Deferred tax liabilities

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax liabilities generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.
The adjustments for deferred tax liabilities at January 1, 2004 amounted to 9,744 thousand euro with the contra-entry being booked to a special transition reserve included in shareholders' equity, whereas at December 31, 2004 the adjustments amounted to +701 thousand euro and were booked to the income statement under suitable tax headings.
The adjustments include the effects of the proportional consolidation of company Plurigas S.p.A., which at January 1, 2004 amounted to +224 thousand euro.

13) Provisions for severance indemnities and employee benefits

The overall change in the provision for severance indemnities and in the other provisions for employee benefits at January 1, 2004 amounted to 81,230 thousand euro, while the adjustments at December 31, 2004 amounted to -1,520 thousand euro.

On the basis of IAS 19, reclassifications were made at January 1, 2004 for 46,350 thousand euro relating to the Premungas pension fund and to the payments in lieu of notice fund previously classified under reserves for risks and charges in the financial statements prepared according to Italian GAAP.
International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity. As regards severance indemnities, we have booked the amount calculated according to IAS 19, which led to an increase in equity pertaining to the Group of 8,249 thousand euro.
Booking the current value of the provision for employee benefits led to an adjustment of the provision of 43,129 thousand euro on FTA of IAS/IFRS and one of -2,866 thousand euro at December 31, 2004.
The reclassifications made at December 31, 2004 included the booking to provisions for employee benefits of 907 thousand euro relating to movements on the Premungas pension fund and the provision for payments in lieu of notice, transferred from reserves for risks and charges as required by IAS 19.

The provision for severance indemnities calculated in accordance with international accounting standards led to an adjustment of +439 thousand euro at December 31, 2004.

14) Provisions for charges and risks

Reclassifications

On the basis of IAS 19 reclassifications were made to the provision for employee benefits at January 1, 2004 of 46,350 thousand euro, relating to the Premungas pension fund and to the provision for payments in lieu of notice previously classified under reserves for risks and charges in the financial statements prepared according to Italian GAAP. The reclassifications made to the employee benefit provisions at December 31, 2004 reflected the movements during the year on the Premungas pension fund and the provision for payments in lieu of notice for a total of 907 thousand euro.
The effects of proportional consolidation of Plurigas at December 31, 2004 led to a reduction in risk reserves of 400 thousand euro following the elimination of a risk reserve that did not meet the requirements of IAS/IFRS.

Other non-current liabilities

The main adjustment based on what is allowed by international accounting standards concerned bringing forward to January 1, 2004 the exercise of the options to buy 4% of Edipower S.p.A. from the financing shareholders, which involved booking a liability of 80,000 thousand euro. This figure was increased by 4,782 thousand euro for the portion of accrued financial charges, with the contra-entry being booked to a specific equity reserve.
The adjustment at December 31, 2004 for the interest that accrued during the year amounts to 4,605 thousand euro. See note 4 to the reconciliation of shareholders' equity for further details on this operation.

CURRENT LIABILITIES

16) Trade and other payables

At January 1, 2004, the change, 3,360 thousand euro, essentially regards the adjustment of the liability to a leasing company for a sale and lease-back contract to buy a building that was subsequently sold during 2004.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

The effects of proportional consolidation of Edipower S.p.A. during FTA led to adjustments that increased equity at January 1, 2004 by 1,293 thousand euro.

At December 31, 2004 the changes in total assets amounted to 527,436 thousand euro, liabilities were adjusted by 526,143 euro and the change in shareholders' equity came to +1,293 thousand euro.

Adjustments to the AEM Group's 2004 consolidated income statement

17) Revenues from sales and services
The adjustments of -10,301 thousand euro relate principally to the elimination of the connection contributions received from customers for new installations. According to IAS/IFRS, these have to be deducted from the cost of the installations. The other adjustments relate to a different method of revenue recognition for the discount on electricity granted to current and retired employees who have the right to this benefit. This constitutes an integration of the tariff revenues, not recognised under Italian GAAP, for the energy sold at a discount during the period. Under IAS/IFRS, this cost has to be measured by means of an actuarial valuation of the benefit received by the employees, which during FTA was booked to a specific provision. The other negative change is attributable to the reclassification to "other operating income" of the residual amount of connection contributions classified under Italian GAAP as "revenues from sales and services".

18) Other operating income
As an integration of the reclassification of revenues from "revenues from sales and services", based on IAS/IFRS the revenues classified under Italian GAAP as "extraordinary items" have to be transferred to "other operating income". The overall change comes to 43,288 thousand euro.

19) Services used
The adjustment of -10,252 thousand euro refers mainly to the reclassification of certain items regarding services rendered to employees and directors' fees which have been reclassified to labour cost in accordance with IAS/IFRS.
This adjustment includes reclassification of the employee benefits and of the directors' fees deriving from proportional consolidation of Plurigas S.p.A. for -76 thousand euro.

20) Other operating costs
The change of -2,111 thousand euro relates mainly to reclassification compared with the financial statements prepared according to Italian GAAP of losses on disposal of buildings, which have been disclosed separately on the face of the income statement as required by international accounting standards. This item also includes reclassification of the extraordinary items shown in the previous financial statements and the figures for Plurigas S.p.A., which has been consolidated proportionally.

21) Labour costs
Reclassifications and adjustments have been made for a total of +11,513 thousand euro for the costs relating to fringe benefits, luncheon vouchers, directors' fees and other costs in favour of employees, which according to IAS/IFRS form part of labour cost for the period; adjustments have also been made for the change in the treatment of severance indemnities and other employee benefits (long-service bonuses, tariff reductions) which have been calculated on an actuarial basis.
The adjustment includes reclassification of the employee benefits and of the directors' fees deriving from proportional consolidation of Plurigas S.p.A. for +76 thousand euro.

22) Depreciation and amortisation, provisions and writedowns
The overall change amounts to -23,228 thousand euro and refers mainly to the elimination of the amortisation charges on purchased goodwill and goodwill arising on consolidation, which on the basis of IAS/IFRS should not be amortised by subjected each year to impairment testing. The other

adjustments are attributable to the elimination of amortisation charges on start-up and expansion costs and other intangible assets, which were cancelled on FTA of IAS/IFRS.
The amount of amortisation was also adjusted following the separation of certain plant and machinery components that have different useful lives (according to the so-called "component approach") on which amortisation has been recalculated.
The adjustments caused by the proportional consolidation of Plurigas S.p.A. for the elimination of certain intangible assets amount to -14 thousand euro, while the elimination of a risk reserve that did not respond to the requirements of IAS/IFRS led to an adjustment of -400 thousand euro.

23) Financial costs
The change is negative for 3,921 thousand euro and principally concerns the recognition of financial charges accruing at December 31, 2004 on the debt arising on early exercise of the options to buy a further 4% of Edipower S.p.A. from the other financing shareholders and booked during FTA of IAS/IFRS.

24) Gains or losses on the valuation of associates at equity
The adjustment for +24,068 thousand euro essentially concerns elimination of the writedown of the investment in Fastweb (+25,002 thousand euro) which according to IAS/IFRS cannot be considered an associate as the interest held at December 31, 2004 was lower than 20% of its share capital.
The other changes are connected with the valuation of the Group's other associates at equity.

25) Gains (losses) on disposal of property, plant and equipment
The change of 7,774 thousand euro involves reclassification of the gains and losses realised on the disposal of buildings from extraordinary items and other operating costs.

26) Extraordinary items
IAS/IFRS no longer foresee extraordinary income and expenses, so these items were reclassified for a total of -45,587 thousand euro.

27) Income tax expense
The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax assets and liabilities generated by these changes have been recognised, based on the differences between the values according to IAS/IFRS and those permitted for tax purposes.
The adjustments amounted to 3,467 thousand euro.

28) Minority interests
The change of 260 thousand euro is due to recalculation of the net profit of subsidiaries after the adjustments made to comply with IAS/IFRS.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

Proportional consolidation of 20% Edipower S.p.A. led to an increase in Group net profit of 1,293 thousand euro.

RECONCILIATION OF SHAREHOLDERS' EQUITY

		Shareholders' equity	Shareholders' equity
		01-Jan-04	31-Dec-04
		Group and minority interests	Group and minority interests
SHAREHOLDERS' EQUITY ITALIAN GAAP	note	**1,366,351,772**	**1,450,210,932**
Property, plant and equipment and accumulated depreciation	1	-11,161,847	-19,666,773
Elimination of intangible assets	2	-9,397,428	-5,165,750
Goodwill	3	-25,050,869	-7,595,511
Due for call option for 4% of Edipower S.p.A.	4	-4,782,141	-9,386,875
Employee benefits	5	-34,890,069	-32,053,143
Value of associates according to equity method applying IAS	6	-186,657	25,276,433
Change in minority interests' share of profit			
Treasury shares	7		-35,024,855
other adjustments	8	2,581,223	
Impact of consolidation of Edipower S.p.A.	9		1,292,502
Tax effect of adjustments	10	15,661,481	17,288,520
SHAREHOLDERS' EQUITY IAS/IFRS		**1,299,125,465**	**1,385,175,480**

Notes on the reconciliation of shareholders' equity following the adoption of IAS/IFRS at January 1, 2004 and December 31, 2004

Note 1) Property, plant and equipment and accumulated depreciation

International accounting standards require land to be shown separately under property, plant and equipment. Land should not then be depreciated. In the past, land got depreciated along with the buildings that stood on it; now the land has been separated and the accumulated depreciation on it eliminated.

The positive impact of this on shareholders' equity at January 1, 2004 amounts to 4,106 thousand euro.

According to international accounting standards, customers' contributions towards new installations have to be deducted from the cost of such installations. During first-time adoption (FTA), the value of the gas distribution network was reduced by the contributions received since the operational launch of the company that owns the network. Adoption of this standard has had a negative impact on shareholders' equity at January 1, 2004 of 15,268 thousand euro and of 6,310 thousand euro at December 31, 2004. The deferred tax liabilities on these adjustments have been recognised.

The other changes at December 31, 2004 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach") and elimination of the depreciation on land with a decrease in equity of 1,656 thousand euro, adjusted for higher disposals amounting to 539 thousand euro.

Note 2) Elimination of intangible assets

With the adoption of international accounting standards, the capitalisation of certain kinds of intangible assets is no longer permitted. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs were therefore eliminated. This adjustment led to a reduction in equity at January 1, 2004 of 9,397 thousand euro. The deferred tax liabilities on these adjustments have been recognised.

The impacts at December 31, 2004 were brought about by the elimination of the amortisation charges on start-up and expansion costs, research costs and pre-operating costs for a total of 4,232 thousand euro.

Note 3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".

The AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company.

Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously sold to Fastweb S.p.A. (formerly e.Biscom S.p.A.) in exchange for the latter's convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". So any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal. The value of this goodwill amounts to 25,055 thousand euro. At January 1, 2004 goodwill of 4 thousand euro arising on line-by-line consolidation of the investment in Delmi S.p.A. was also recognised. The change compared with December 31,

2004 derives from the elimination of the amortisation charges on goodwill for 17,455 thousand euro.

Note 4) Due for call option for 4% of Edipower S.p.A.

In light of the contracts and agreements that exist among the current shareholders of Edipower S.p.A., the investment in Edipower S.p.A. has been accounted for as follows:

1) at January 1, 2004 the interest amounts to 20% as the put and call options stipulated with the financing shareholders of Edipower S.p.A. envisaged the purchase of the residual 4% at a later point in time; for this reason, AEM S.p.A. has booked a liability equal to the value of the financing shareholders' investment. The interest accumulated on the investment made by the Financing Shareholders up to January 1, 2004 will go to reduce the equity of the AEM Group;
2) at each successive reporting date, the interest accruing subsequently will be debited to the consolidated income statement of AEM S.p.A.;
3) AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) as it is considered a joint venture. The financing shareholders do not have any capacity availability rights. Because of the tolling contract generally stipulated by the trading companies, consolidated in their own financial statements, the industrial partners therefore have joint control over the assets of Edipower S.p.A. in proportion to their energy availability quota (the AEM Group's availability quota is 20%). This availability quota is exactly the same as AEM's percentage holding once the options have been exercised;
4) the options are being considered as exercised at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

The impact at January 1, 2004 involved a decrease in shareholders' equity of 4,782 thousand euro, whereas at December 31, 2004 the impact came to 9,387 thousand euro for the booking of 4,605 thousand euro of interest accruing to 2004.
The deferred tax liabilities on these adjustments have been recognised.

Note 5) Employee benefits

International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity of 43,139 thousand euro. As regards severance indemnities, we have booked the amount calculated according to IAS 19, which led to an increase in Group equity of 8,249 thousand euro.
The deferred tax liabilities on these adjustments have been recognised.
The adjustments at December 31, 2004 had a positive impact on shareholders' equity of 2,837 thousand euro.

Note 6) Value of the investments valued at equity
In compliance with international accounting standards, we have also valued the financial statements of associates according to IAS/IFRS. The impact on Group equity at January 1, 2004 is negative for 187 thousand euro. At December 31, 2004 the change was brought about essentially by revaluation of the investment in Fastweb S.p.A. (formerly e-Biscom S.p.A.) for 25,002 thousand euro, which according to the new international accounting standards can no longer be considered an associate and valued at equity, as AEM's interest is lower than the 20% of share capital that for IAS/IFRS is the minimum stake that has to be held for a company to be considered an associate. The increase of 462 thousand euro concerns the valuation at equity of the other associates.

Note 7) Treasury shares
At December 31, 2004, 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

Note 8) Other adjustments
The other adjustments have a positive impact of 2,581 thousand euro as a result of defiscalisation of the financial statements on FTA at January 1, 2004, ahead of schedule, subsequently cancelled when defiscalisation was also applied to the consolidated financial statements at December 31, 2004 prepared according to Italian GAAP.

Note 9) Impact of proportional consolidation of Edipower S.p.A.
The proportional consolidation of Edipower S.p.A. led to a positive impact of 1,293 thousand euro at December 31, 2004.

Note 10) Tax effects of adopting IAS/IFRS
At January 1, 2004, the adjustments made as a result of adopting international accounting standards led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity, whereas the changes at December 31, 2004 had an impact on equity through the change in net profit for 2004. These entries led to an increase in Group equity at January 1, 2004 of 15,661 thousand euro and at December 31, 2004 of 17,289 thousand euro.

EFFECTS ON THE NET FINANCIAL POSITION

Effects on the net financial position at January 1, 2004

The following table shows the impacts of the transition to IFRS on the Group's net financial position.

(in thousands of euro)	
NET FINANCIAL POSITION AT DECEMBER 31, 2003	**-1,183,492**
Increase in cash thanks to consolidation of Edipower	25,079
Increase in cash thanks to consolidation of Delmi S.p.A.	8
Increase in debt thanks to proportional consolidation of Edipower	-463,750
Reclassification of bond loan issued by Fastweb S.p.A.	-238,125
Reclassification of lease obligations	-65,930
NET FINANCIAL POSITION AT JANUARY 1, 2004 (IAS/IFRS)	**-1,926,210**

Financial receivables were reduced by 238,125 thousand euro following the reclassification of the bond loan issued by Fastweb S.p.A. from long-term securities to investments.
The proportional consolidation of Edipower S.p.A. led to a 438,671 thousand euro increase in debt.
The net financial position at January 1, 2004 also reflects the reclassification of amounts due to leasing companies.

Effects on the net financial position at December 31, 2004

The following table shows the impacts of the transition to IFRS on the Group's net financial position at December 31, 2004.

(in thousands of euro)	
NET FINANCIAL POSITION AT DECEMBER 31, 2004	**-1,501,621**
Increase in cash thanks to consolidation of Edipower	7,975
Increase in debt thanks to proportional consolidation of Edipower	-447,827
Reclassification of lease obligations	-40,658
NET FINANCIAL POSITION AT DECEMBER 31, 2004 (IAS/IFRS)	**-1,982,131**

The proportional consolidation of Edipower S.p.A. led to a 439,852 thousand euro increase in debt at December 31, 2004.
The net financial position at December 31, 2004 also reflects the reclassification of amounts due to leasing companies.

STATUTORITY AUDITORS' REPORT

STATUTORY AUDITORS' REPORT
ON THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005
OF THE AEM GROUP

Shareholders,

The Board of Directors gave us a copy of the AEM Group's consolidated financial statements on March 20, 2006. The 2005 consolidated financial statements include twelve companies (including AEM S.p.A.) consolidated on a line-by-line basis, the same as last year, as Zincar S.r.l. has been excluded from the scope of consolidation and Delmi S.p.A. has been included. The following subsidiaries are consolidated on a line-by-line basis: Metroweb S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A., AEM Energia S.p.A., AEM Service S.r.l, AEM Trading S.r.l., Delmi S.p.A., Serenissima Gas S.p.A., AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

In addition to Plurigas S.p.A. (40% held by AEM S.p.A.) already consolidated on a proportional basis in the previous financial statements, the following companies have also been included in the scope of consolidation:

(i) the Edison Group through its parent company Transalpina d'Energia S.p.A. ("TdE"), a joint venture held 50/50 by Electricitè de France and Delmi S.p.A., the latter being a 51% subsidiary of AEM S.p.A.; The consolidated figures of TdE have been included proportionally (at 50%) in the consolidated financial statements of the AEM Group, recognising the portion pertaining to TdE's other shareholder and the minority interests of Delmi S.p.A.;

(ii) Edipower S.p.A. included on a proportional basis for 20%, as AEM S.p.A. owns 16% of the share capital and has a 4% call option to buy the shares held by various banks (Edipower S.p.A. is also included proportionally (50%) in the Edison Group consolidation).

The other associates of AEM S.p.A. (Malpensa Energia S.r.l, Società Servizi Valdisotto S.p.A., Mestni Plinovodi d.o.o., Alagaz S.p.A. e-Utile S.p.A., Aem-Bonatti S.c.a.r.l. (in liquidation), Zincar S.r.l, and Ecodeco S.r.l.) are carried at equity, as is Utilia S.p.A., which is held 20% by Aem Service S.r.l.

Investments in other companies are shown at fair value, as explained in the notes to the consolidated financial statements. The investment in Edipower S.p.A. has been pledged as security for bank loans, while the voting rights have been maintained by AEM S.p.A.

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company and using, where applicable, the financial statements as approved by their respective shareholders' meetings or, if these are not available, the draft financial statements approved by their respective boards of directors.

These consolidated financial statements have been prepared in compliance with the international accounting standards (IFRS) issued by the International Accounting Standards Board ("IASB") and approved by the European Union.

The AEM Group adopted IFRS in the 2005 consolidated financial statements with January 1, 2004 as the transition date, as amply explained in the notes to the 2005 consolidated financial statements and attachments.

The consolidated financial statements at December 31, 2005 shows a net profit for the year of 242 million euro, net of net of minority interests, total assets of 13,321 million euro, a consolidated shareholders' equity of 1,649 million euro, net of minority interests.

We have noted that the independent auditors, Reconta Ernst & Young S.p.A., have stated in their report issued on April 11, 2006 pursuant to art. 156 of D.Lgs. no. 58/98, that the consolidated financial statements at December 31, 2005 have been prepared in a clear manner and give a true and fair view of the assets and liabilities, financial position and results of the Company and of the Group.

We can also assure you that we have checked that the consolidated financial statements agree with the facts and information that we have been made aware of as a result of taking part in board meetings in the exercise of our duties of supervision and our powers of inspection and control.

Lastly, we ascertained that the report agrees and is consistent with the data and results of the statutory and consolidated financial statements, helped in certain cases by the information received from the Independent Auditors.

Milan, April 11, 2006

The Board of Statutory Auditors

Alfredo Fossati	Chairman
Luigi Carlo Spadaccini	Acting Statutory Auditor
Salvatore Messina	Acting Statutory Auditor

INDIPENDENT AUDITORS' REPORT

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders of
Aem S.p.A.

We have audited the consolidated financial statements of Aem S.p.A. and its subsidiaries (the Aem Group) as of and for the year ended December 31, 2005, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Aem S.p.A. in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For comparative purposes, the consolidated financial statements include the corresponding information for the prior year prepared in accordance with consistent accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1° 2005 in accordance with the exemption allowed by IFRS 1). In addition the explanatory notes of the consolidated financial statements explain the effects of transition to IFRS as adopted by the European Union and include the reconciliation statements required by IFRS 1, which were previously approved by management and published as an attachment to the Aem Group Quarterly Report for the half-year interim financial statements, and which have been audited by us. Reference should be made to our audit report dated October 4, 2005.

In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of Aem Group as of December 31, 2005, and for the year then ended in accordance with IFRS as adopted by the European Union.

Milan, April 11, 2006

Reconta Ernst & Young S.p.A
Signed by: Pellegrino Libroia, Partner

AEM S.p.A.

Financial statements for the year ended December 31, 2005

Approved by the Shareholders' Meeting

CONTENTS

Summary of results, assets and liabilities and financial position

AEM S.p.A.

The Parent Company AEM S.p.A is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group. It also provides the direct subsidiaries with administrative, financial, legal, logistical, personnel management and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually between the parties. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
It is also the owner of the thermoelectric power station at Cassano d'Adda and of certain hydroelectric plants in Valtellina, handling their capital investments and technical operations.

Results

(in millions of euro)	12.31.2005	% of sales	12.31.2004	% of sales	changes	% 05/04
Revenues						
Services	141.2	47.8	111.1	40.5	30.1	27.1
Rents to subsidiaries and associates	126.8	43.0	152.7	55.7	(25.9)	(17.0)
Sale of electricity	1.6	0.5	4.2	1.5	(2.6)	(62.2)
Other revenues	25.6	8.7	6.4	2.3	19.2	302.8
Total revenues	**295.2**	**100.0**	**274.4**	**100.0**	**20.8**	**7.6**
External charges	(151.8)	(51.4)	(154.7)	(56.4)	2.9	(1.9)
Labour costs	(41.9)	(14.2)	(38.0)	(13.8)	(4.0)	10.4
Gross operating income	**101.5**	**34.4**	**81.8**	**29.8**	**19.7**	**24.1**
Depreciation and amortisation	(37.3)	(12.6)	(30.4)	(11.1)	(6.9)	22.7
Provisions	(40.9)	(13.9)	(13.2)	(4.8)	(27.7)	209.8
Operating income	**23.3**	**7.9**	**38.2**	**13.9**	**(14.9)**	**(38.9)**
Financial income and charges	100.2	33.9	108.6	39.6	(8.4)	(7.7)
Income before extraordinary items	**123.5**	**41.8**	**146.8**	**53.5**	**(23.3)**	**(15.9)**
Extraordinary income and charges	50.3	17.0	27.5	10.0	22.8	82.9
Income before taxes	**173.8**	**58.9**	**174.3**	**63.5**	**(0.5)**	**(0.3)**
Taxes for the year	(5.7)	(1.9)	(20.5)	(7.5)	14.8	(72.2)
Net profit for the year	**168.1**	**56.9**	**153.8**	**56.0**	**14.3**	**9.3**

AEM S.p.A. achieved revenues during the year for a total of 295.2 million euro, an increase of 7.6% compared with 2004.

The increase in services is mainly due to revenues from the sale of green certificates to AEM Trading S.r.l., an associated company. Following the partial refurbishment of the hydroelectric plant at Premadio/Fraele in Valtellina (235 MW) owned by AEM S.p.A., it was awarded the qualification as a Plant Fed by Renewable Energy Sources, with the attribution of green certificates for a significant part of the energy produced in 2005.

Revenues for rents to subsidiaries and associates, on the other hand, are down because of the lower level of electricity produced by the company's hydroelectric plants. In fact, under the contracts between AEM S.p.A. and AEM Trading S.r.l., the parent company looks after the technical side of running the thermoelectric and hydroelectric plants, while dispatching has been delegated to trading company; this means that the risk/benefit of more or less rainfall remains with the owner of the assets.

The following table summarises the production figures for 2005 compared with the previous year.

(million kWh)	**12.31.2005**	**12.31.2004**	**change**	**change % 05/04**
Net production	**3,451.6**	**4,332.1**	**(880.5)**	**(20.3)**
- Thermoelectric	2,135.3	2,686.6	(551.3)	(20.5)
- Hydroelectric	1,316.3	1,645.5	(329.2)	(20.0)

Total net production of electricity at December 31, 2005 amounted to 3,451.6 million kWh, 20.3% down on the figure for the previous year.
The contraction in the thermoelectric sector was due to maintenance work during the year and to the unplanned lack of availability of the Cassano d'Adda power plant.
Hydroelectric power generation declined by 20.0%, due to lower rainfall during the period.

The increase in "other revenues" is mainly attributable to the out-of-period income concerning the equalisation of the hydroelectric yield for 2001, 18.6 million euro, which followed AEEG's publication of resolution 73/05 (which laid down the reference price of wholesale electricity on the free market in 2001

External charges amount to 151.8 million euro, a reduction of 1.9% compared with the 154.7 million euro the previous year, thanks to the reduction in fixed costs, offset by higher maintenance charges following the accidental stoppage at the Cassano d'Adda power station (covered by insurance), the contractual charge for 2005 from AEM Trading S.r.l., negative out-of-balance charges, as well as higher costs incurred for capital expenditure on the Cassano plant, which were reimbursed by ASM Brescia S.p.A..

The increase in labour cost, up from 38.0 million euro in 2004 to 41.9 million euro in 2005, is mainly attributable to the impact on the year of the latest renewal of the national collective labour contracts.

Gross profit from operations came to 101.5 million euro, an increase of 24.1% compared with last year (81.8 million euro), because of the changes in costs and revenues illustrated above.

Depreciation and amortisation of tangible and intangible assets, 37.3 million euro, are higher than in 2004, 30.4 million euro, because of the higher depreciation on the transferable works of the hydroelectric plants in Valtellina, as a result of the regulatory change introduced by the Budget Law 2006, as explained in the notes.

Provisions for risks and charges amount to 40.8 million euro (13.2 million euro at December 31, 2004). The increase in provisions is mainly due to the additional amounts set aside for disputes with social security institutions.

Profit from operations comes to 23.3 million euro (38.2 million euro in 2004) as the gross profit from operations was more than offset by the higher provisions mentioned above.

Net financial income/expense is positive for 100.2 million euro (108.6 million euro in 2004), down by 8.4 million euro largely because of higher financial charges, partly owed to Group companies (6.0 million euro) and partly due to higher bank debt for the acquisitions carried out during the year (8.1 million euro), partly offset by the increase in dividends received from investments (6.6 million euro).

Net extraordinary items are positive for 50.3 million euro due to the gain sale of the investment in Fastweb S.p.A. In 2004, extraordinary items were positive for 27.5 million euro and included principally the net balance of the effects of so-called "defiscalisation of the financial statements".

Income before taxes amounts to 173.9 million euro (174.3 million euro in 2004).

Income taxes for the year, including deferred taxes, amounts to 5.7 million euro (20.5 million euro at December 31, 2004) and result in net profit of 168.2 million euro (153.8 million euro in 2004).

Assets and liabilities and financial position

(in millions of euro)	12.31.2005	%	12.31.2004	%	changes	% 05/04
Capital employed						
Net fixed capital employed	3,618.9	95.1	2,866.6	96.8	752.3	26.2
Working capital	187.3	4.9	94.4	3.2	92.9	98.4
Total capital employed	**3,806.2**	**100.0**	**2,961.0**	**100.0**	**845.2**	**28.5**
Sources of funds						
Shareholders' equity	2,124.6	55.8	2,051.1	69.3	73.5	3.6
Total financial position beyond one year	1,216.3	32.0	923.9	31.2	292.4	31.6
Total financial position within one year	465.3	12.2	14.0	0.5	479.3	n.s.
Total net financial position	**1,681.6**	**44.2**	**909.9**	**30.7**	**771.7**	**84.8**
Total sources of funds	**3,806.2**	**100.0**	**2,961.0**	**100.0**	**845.2**	**28.5**

Net capital employed at December 31, 2005 amounts to 3,806.2 million euro (2,961.0 million euro at December 31, 2004), up by 845.2 million euro compared with the previous year. This growth is due to the increase in net fixed capital employed (+752.3 million euro) and in working capital (+92.9 million euro).

In particular, long-term financial assets are showing a net increase of 749.8 million euro as a result of:

- the increase in capital of Delmi S.p.A. (AEM S.p.A.'s share was 935.1 million euro) to finance the acquisition of Edison S.p.A. by Transalpina di Energia S.r.l.;
- the acquisition of 30% in Ecodeco S.r.l. (70.5 million euro);
- the sale of treasury shares for the above mentioned Ecodeco (12.3 million euro);
- elimination of the goodwill arising from consolidation on the purchase of the shareholding in AEM Calore & Servizi S.p.A. after the agreement with the seller Siemens Building Technologies A.G. which lowered the purchase price by 0.9 million euro;
- the sale of the investment in Fastweb S.p.A. (242.9 million euro);
- other immaterial changes amounting to 0.3 million euro.

Among sources, shareholders' equity, 2,124.6 million euro has increased, compared with December 31, 2004, by 73.5 million euro, mainly because of the difference between net profit for the year, 168.1 million euro, and the dividends distributed by AEM S.p.A. during the year, of 94.6 million euro.

The financial resources absorbed for these investments and the distribution of dividends, partly offset by the financial resources generated by operations (148.6 million euro) have led to an increase in net debt, which at December 31, 2005 came to 1,681.6 million euro (909.9 million euro at December 31, 2004).

At December 31, 2005, gross debt to banks, bondholders and third parties amounted to 1,868.9 million euro, whereas subsidiaries were owed 101.8 million euro. Financial receivables from subsidiaries amounted to 274.5 million euro. Net liquidity and financial receivables totalled 14.6 million euro.

(in millions of euro)	12.31.2005	12.31.2004
OPENING NET FINANCIAL POSITION	**(909.9)**	**(580.8)**
Net profit for the year	168.1	153.7
Depreciation and amortisation	37.3	30.4
Changes in assets and liabilities	(56.8)	(45.2)
Cash flow generated by current operations	**148.6**	**138.9**
Net capital expenditure on tangible, intangible and long-term financial assets	**(825.7)**	**(378.9)**
Earnings distributed	(94.6)	(89.1)
Cash flow absorbed by changes in shareholders' equity	**(94.6)**	**(89.1)**
CLOSING NET FINANCIAL POSITION	**(1,681.6)**	**(909.9)**

Details of the net financial position is illustrated below:

(in millions of euro)	12.31.2005	12.31.2004
Details of net financial position		
Net liquidity	13.5	208.6
Financial receivables	1.1	1.1
Receivables in current a/c from subsidiaries	274.5	327.5
Payables in current a/c to subsidiaries	(101.8)	(119.7)
Current a/c with parent entity	(70.4)	(76.8)
Due to banks	(1,298.5)	(750.6)
Bond loan	(500.0)	(500.0)
Total net financial position	**(1,681.6)**	**(909.9)**

FINANCIAL STATEMENTS

BALANCE SHEET

AEM S.p.A. BALANCE SHEET	FINANCIAL STATEMENTS AT 12.31.2005		FINANCIAL STATEMENTS AT 12.31.2004	
ASSETS				
A) RECEIVABLES FROM SHAREHOLDERS				
B) NON-CURRENT ASSETS				
I - INTANGIBLE ASSETS				
1) Start-up and expansion costs				
2) Research and development costs				
3) Industrial patents and intellectual property rights		14,871,545		10,765,337
4) Concessions, licences, trademarks and similar rights		1,286,875		793,835
5) Goodwill				
6) Assets in process of formation and advances		623,914		3,158,884
7) Other intangible assets		4,044,961		3,915,776
Total intangible assets		**20,827,295**		**18,633,832**
II - PROPERTY, PLANT AND EQUIPMENT				
1) Land and buildings		90,066,496		86,829,372
2) Plant and machinery:				
non-transferable plant and machinery	291,935,697		289,164,576	
transferable assets	260,334,107		272,770,192	
		552,269,804		561,934,768
3) Industrial and commercial equipment		3,526,516		3,895,750
4) Other assets		9,616,676		9,135,623
5) Construction in progress and advances		176,629,520		133,936,472
Total property, plant and equipment		**832,109,012**		**795,731,985**
III - LONG-TERM FINANCIAL ASSETS				
1) Investments in:				
a) subsidiaries	2,372,152,613		1,438,100,936	
b) associated companies	82,396,956		254,811,016	
c) investments in other companies	450,202,696		449,765,356	
Total investments		**2,904,752,265**		**2,142,677,308**
2) Receivables				
a) due from subsidiaries				
b) due from associated companies				
beyond one year	1,055,062		1,055,062	
within one year				
	1,055,062		1,055,062	
c) due from parent company				
d) due from others :				
beyond one year	227,771		206,521	
within one year	17,322		26,455	
	245,093		232,976	
Total receivables		**1,300,155**		**1,288,038**
3) Other securities		**81,097**		**81,097**
4) Treasury shares		**22,756,324**		**35,024,855**
Total long-term financial assets		**2,928,889,841**		**2,179,071,298**
Total non-current assets (B)		**3,781,826,148**		**2,993,437,115**
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw, ancillary and consumable materials:				
a) materials	714,649		761,905	
b) fuel				
c) Other				
		714,649		761,905
2) Work in progress and semifinished products				
3) Contract work in progress				
4) Finished products and goods for resale				
5) Advances to suppliers				
6) Other				
Total inventories		**714,649**		**761,905**
II - RECEIVABLES				
1) Due from users and customers		14,160,696		13,965,790
2) Due from subsidiaries		550,269,060		529,745,925
3) Due from associates		12,637,572		10,705,225
4) Due from parent company		49,672,556		63,410,053
4-bis) Amounts due from tax authorities		20,126,265		24,557,928
4-ter) Deferred tax assets		36,810,695		27,127,947
5) Due from others				
due from Electricity Equalisation Fund				
receivables for financial transactions				
advances to suppliers	644,549		186,905	
due from personnel	55,509		36,613	
miscellaneous receivables	5,858,505		2,587,892	
		6,558,563		2,811,410
Total receivables		**690,235,407**		**672,324,278**
III - CURRENT FINANCIAL ASSETS				
1) Investments in subsidiaries				
2) Investments in associated companies				
3) Other investments				
5) Other securities	2,706		2,706	
Total current financial assets		**2,706**		**2,706**
IV - LIQUID FUNDS				
1) Bank and postal deposits		13,377,130		208,481,328
2) Cheques				
3) Cash and cash equivalents		165,596		128,888
Total liquid funds		**13,542,726**		**208,610,216**
Total current assets (C)		**704,495,488**		**881,699,105**
D) ACCRUED INCOME AND PREPAID EXPENSES		**22,928,784**		**30,119,155**
TOTAL ASSETS		**4,509,250,420**		**3,905,255,375**

AEM S.p.A.
BALANCE SHEET

	FINANCIAL STATEMENTS 12.31.2005		FINANCIAL STATEMENTS 12.31.2004	
LIABILITIES AND EQUITY				
A) SHAREHOLDERS' EQUITY				
I - Share capital		936,024,648		936,024,648
II - Share premium				
III - Revaluation reserves				
IV - Legal reserve		85,152,316		77,465,806
V - Reserve for treasury shares in portfolio		22,756,324		35,024,855
VI - Statutory or regulatory reserves				
VII - Other reserves		912,539,505		848,843,176
VIII - Retained earnings				
IX - Net profit for the year		168,140,293		153,730,202
Total shareholders' equity		**2,124,613,086**		**2,051,088,687**
B) RESERVES FOR RISKS AND CHARGES				
1) Retirement benefits obligations				
2) Current and deferred taxation		36,912,639		24,759,547
3) Other provisions for risks		102,814,077		78,349,206
Total provisions for risks and charges		**139,726,716**		**103,108,753**
C) PROVISION FOR SEVERANCE INDEMNITIES		**22,048,929**		**22,504,364**
D) PAYABLES				
1) Bonds		500,000,000		500,000,000
2) Convertible bonds				
3) Payables to shareholders for loans				
4) Due to banks				
within one year	581,093,579		325,613,093	
beyond one year	717,413,824		425,049,758	
		1,298,507,403		750,662,851
5) Due to other providers of finance				
within one year				
beyond one year				
6) Advances to suppliers		28,510,337		32,123,177
7) Due to suppliers		103,219,122		129,974,952
8) Securities issued				
9) Due to subsidiaries		143,304,513		197,708,065
10) Due to associates		2,963,071		6,035,020
11) Due to parent company		70,815,471		77,130,481
12) Taxes payable		48,395,571		5,389,563
13) Due to social security institutions		8,416,922		8,278,784
14) Due to others				
a) due to personnel	4,178,626		2,973,603	
b) due to Electricity Equalisation Fund	36,817		65,269	
c) other	8,965,059		13,951,865	
		13,180,502		16,990,737
Total payables		**2,217,312,912**		**1,724,293,630**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**5,548,777**		**4,259,941**
TOTAL LIABILITIES AND EQUITY		**4,509,250,420**		**3,905,255,375**
MEMORANDUM ACCOUNTS:				
guarantee deposits received		73,260,826		85,121,291
guarantees given		514,075,708		623,159,462
Total		**587,336,534**		**708,280,753**

INCOME STATEMENT

INCOME STATEMENT AEM S.p.A.	FINANCIAL STATEMENTS AT 12.31.2005		FINANCIAL STATEMENTS AT 12.31.2004	
A) VALUE OF PRODUCTION				
1) REVENUES FROM THE SALE OF GOODS AND SERVICES				
Sale of electricity		456,398		3,375,520
Sale of electricity to subsidiaries		1,126,625		857,771
Sale of materials to subsidiaries		77,103		60,985
Services on behalf of customers and third parties		43,019,550		41,266,116
Services and other sales to subsidiaries		97,007,816		68,931,897
Services to associates		1,137,713		864,341
Connection contributions				195
Total revenues from sales and services		**142,825,205**		**115,356,824**
2) CHANGES IN INVENTORIES OF WORK IN PROGRESS, SEMIFINISHED AND FINISHED PRODUCTS				
3) CHANGE IN CONTRACT WORK IN PROGRESS				
4) INCREASE IN INTERNAL CONSTRUCTION OF NON-CURRENT ASSETS		**3,746,551**		**4,678,336**
5) OTHER REVENUES AND INCOME				
- Miscellaneous income		24,406,054		6,188,883
- Other revenues from subsidiaries		126,939,058		152,061,068
- Other revenues from associates		864,627		671,136
- operating grants :				
1 From Electricity Equalisation Fund (CCSE)				
2 From others	135,572		105,445	
		135,572		105,445
Total other revenues and income		**152,345,311**		**159,026,532**
Total production value (A)		**298,917,067**		**279,061,692**
B) PRODUCTION COSTS				
6) RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE				
Purchases of power				
Purchases of power from subsidiaries				4,022,227
Purchases of fuel for production				
Purchases of other fuel		901,393		724,734
Purchases of materials		4,600,743		4,332,429
Purchases of materials from subsidiaries		123,197		263,407
Total raw, ancillary and consumable materials and goods for resale		**5,625,333**		**9,342,797**
7) SERVICES				
Power delivering tolls		23,664		24,272
Subcontracted work		23,266,806		18,341,212
Other costs		35,690,763		44,976,934
Services from subsidiaries		39,975,403		44,674,454
Services from associates		14,129,191		11,524,436
Total services		**113,085,827**		**119,541,308**
8) USE OF THIRD-PARTY ASSETS		**8,346,532**		**8,428,267**
9) LABOUR COSTS				
a) wages and salaries		31,020,867		30,139,317
b) social security charges		8,881,262		8,585,810
c) severance indemnities		2,607,754		2,530,246
d) retirement benefits and similar provisions				
e) other costs		3,081,778		1,176,602
Total labour costs		**45,591,661**		**42,431,975**
10) AMORTISATION, DEPRECIATION AND WRITEDOWNS				
a) amortisation of intangible assets		5,375,093		4,356,920
b) depreciation of property, plant and equipment:				
1 ordinary depreciation	18,522,846		17,303,713	
2 depreciation of transferable assets	13,404,749		8,731,511	
		31,927,595		26,035,224
c) other writedowns of non-current assets		173,055		
d) writedown of receivables included among current assets and liquid funds		10,726		392,100
Total amortisation, depreciation and writedowns		**37,486,469**		**30,784,244**
CHANGE IN INVENTORIES OF RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE		**47,256**		**21,371**
12) PROVISIONS FOR RISKS AND CHARGES		**40,704,292**		**12,812,046**
13) OTHER PROVISIONS				
14) OTHER OPERATING EXPENSES				
Water taxes, duties and fees		13,679,739		10,923,925
Other expenses		11,021,368		6,606,646
Other intercompany expenses		33,125		
Total other operating expenses		**24,734,232**		**17,530,571**
Total production costs (B)		**275,621,602**		**240,892,579**
Difference between production value and production costs (A - B)		**23,295,465**		**38,169,114**

INCOME STATEMENT AEM SPA	FINANCIAL STATEMENTS AT 12.31.2005		FINANCIAL STATEMENTS AT 12.31.2004	
C) FINANCIAL INCOME AND CHARGES				
15) INCOME FROM INVESTMENTS				
a) subsidiaries	116,704,254		115,061,394	
b) associates	12,186,000		8,860,059	
c) other companies	4,875,844		3,232,805	
Total income from investments		**133,766,098**		**127,154,258**
16) OTHER FINANCIAL INCOME				
a) From receivables included in non-current assets due from :				
1 Subsidiaries				
2 Associates				
3 Parent company				
4 Affiliated enterprises				
5 Other				
b) From securities included in non-current assets		564,125		51,504
c) From securities included in current assets				
d) Income other than the above :				
1 From subsidiaries	10,549,895		9,568,047	
2 From associates	65		254,820	
3 From parent entity				
4 From others :				
- On financial investments			192,658	
- On bank current accounts	2,734,260		1,580,200	
- On other receivables	475,070		725,025	
		13,759,290		12,320,750
Total other financial income		**14,323,415**		**12,372,254**
17) INTEREST AND OTHER FINANCIAL CHARGES				
a) Subsidiaries		7,468,874		1,428,350
b) Associates		11,226		
c) Parent company		1,793,114		1,731,623
d) Other		38,897,771		30,835,326
Total interest and other financial charges		**48,170,985**		**33,995,299**
17-bis) EXCHANGE GAINS AND LOSSES				
Exchange gains		71,947		28,268
Exchange losses		252,285		15,130
Total exchange gains and losses		**(180,338)**		**13,138**
Total financial income and charges (C)		**99,738,190**		**105,544,351**
D) ADJUSTMENTS TO FINANCIAL ASSETS				
18) REVALUATIONS				
a) Of investments		471,740		4,202,900
b) Of long-term financial assets not considered investments				
c) Of securities included in current assets not considered investments				
d) Other				
Total revaluations		**471,740**		**4,202,900**
19) WRITEDOWNS				
a) Of investments				677,412
b) Of long-term financial assets not considered investments				490,607
c) Of securities included in current assets not considered investments				
d) Other				
Total writedowns				**1,168,019**
Total adjustments to financial assets (D)		**471,740**		**3,034,881**
E) EXTRAORDINARY INCOME AND CHARGES				
20) EXTRAORDINARY INCOME				
a) Gains on disposal of non-current assets		50,014,756		13,144,372
b) Out-of-period income/overprovisions		409,014		17,962,291
c) Portion of capital grants for the year				
d) Other		8,744		
Total extraordinary income		**50,432,514**		**31,106,663**
21) EXTRAORDINARY CHARGES				
a) Losses on disposal of non-current assets				
b) Out-of-period expenses/underprovisions		38,303		3,576,323
c) Other :				
- Prior-year taxes	96,476		16,084	
- Other charges				
		96,476		16,084
Total extraordinary charges		**134,779**		**3,592,407**
Total extraordinary items (E)		**50,297,736**		**27,514,256**
PROFIT BEFORE TAX		**173,803,131**		**174,262,602**
22) CURRENT INCOME TAXES FOR THE PERIOD, DEFERRED TAX ASSETS AND LIABILITIES				
- Current taxes	2,821,784		6,480,974	
- Deferred tax assets	(9,378,148)		(1,458,391)	
- Deferred tax liabilities	12,219,202		15,509,817	
Total income taxes for the period		**5,662,838**		**20,532,400**
23)				
23) NET PROFIT FOR THE YEAR		**168,140,293**		**153,730,202**

EXPLANATORY NOTES

Form and content of the financial statements for the year ended December 31, 2005

These financial statements have been prepared on a going concern basis, using the formats laid down by the Civil Code for the balance sheet, income statement and the contents of the explanatory notes, making reference to laws that have been interpreted and supplemented by the accounting principles issued by the Italian Accounting Profession, as amended by the Italian Accounting Commission (O.I.C.) to take into account the reform of company law.

The principles used in preparing the financial statements

The financial statements at December 31, 2005 have been prepared in a clear manner and represent a true and fair view of the Company's assets and liabilities, financial position and results for the year.
These financial statements have been prepared on a going-concern basis with items valued according to the prudence principle, taking into account the economic function of the various assets and liabilities concerned.
In preparing these financial statements, all income and charges pertaining to the year have been taken into consideration, whereas potential liabilities and losses have been taken into account even if they arose after the balance sheet date.

A full audit has been carried out on these financial statements. The audit work was performed by Reconta Ernst & Young S.p.A.

Accounting policies

No exceptions to these accounting policies (as per Article 2423.4 of the Civil Code) have been made when preparing these financial statements.

The main accounting policies used in preparing the financial statements at December 31, 2005, in accordance with Article 2426 of the Civil Code, are as follows:

Intangible assets
These are booked at purchase or production cost, including ancillary charges and other directly related costs. They are amortised systematically over the period they are expected to benefit. If an intangible asset is considered unlikely to bring any future benefit, the residual value is written off.

Intangible assets have neither been revalued nor written down.
Start-up and expansion costs and research and development costs benefiting more than one year are amortised over a period of five years.
Concession and licence rights are amortised over the useful life foreseen in the contract.
Costs incurred for the registration of trademarks are amortised on a straight-line basis over ten years.
Leasehold improvements are amortised over the residual duration of the contract or the useful life of the improvements, whichever is the lower.

Pre-operating costs incurred to participate in competitive tenders won by the Company are amortised over the duration of the contract.
Software is amortised over three years.

Intangible assets of a general nature are also reviewed periodically to see if their book value has suffered permanent impairment, which in this case is determined with reference to their contribution to the future generation of income, their estimated useful life and, if applicable and foreseeable, their market value.

Property, plant and equipment

Property, plant and equipment are stated at purchase or internal construction cost, net of depreciation. Cost includes ancillary charges and any direct and indirect costs reasonably attributable to the assets concerned.

Assets under construction are shown in the financial statements at an amount equal to direct costs incurred during the year; they are not depreciated as the depreciation of property, plant and equipment begins when they are ready for use.

Depreciation is charged systematically each year on a straight-line basis at rates that reflect the residual useful lives of the assets.

The rates applied are given in the relevant section of the notes in the comments on assets. Additions to property, plant and equipment during the year are depreciated at half the standard rate.

If the original useful life of property, plant and equipment gets changed due to strategic policy decisions that alter certain underlying assumptions (such as the introduction of plans that involve replacing certain items of plant and machinery), the assets concerned are then depreciated on the basis of their new residual useful life.

Operating grants based on the cost of property, plant and equipment are released gradually to the income statement over the useful life of the assets concerned. Under this method, grants are deducted directly from the cost of the assets to which they refer.

Ordinary maintenance costs are all written off to the income statement; maintenance costs that increase the value of property, plant and equipment or extend their useful life are booked to the assets concerned and depreciated over their residual useful life.

Finance leases are shown in the financial statements under the capital method, with the result that the non-current assets bought by means of finance lease contracts and their related depreciation are not booked to the balance sheet. These transactions are explained in detail in the notes with tables that show the current value of unexpired lease instalments, the effective financial charge for the year and the theoretical book value of the assets being leased at the end of the year, with a separate indication of their depreciation, writedowns and write-backs during the period.

Property, plant and equipment - freely transferable assets

Depreciation is based on the estimated useful life of the assets, based on expert appraisals in the event that the useful life is less than the concessions. Freely transferable assets are depreciated over the residual life of the concessions, as adjusted in accordance with current laws on the duration of the concessions. In determining the duration of its concessions, up until the quarterly situation prepared as of September 30, 2005, AEM S.p.A. assumed that they would be renewed for another thirty years, as provided for in Law 102 of February 2, 1990 (the "Valtellina Law") and confirmed by Decree 79/1999 (the "Bersani Decree"). The Budget Law 2006 altered the provisions of the previous regulations governing hydroelectric concessions, eliminating the preemption right of existing concession holders and extending the expiry dates of current concessions by ten years, providing

they pay a surcharge for the next four years. Depreciation is now calculated on the basis of these new provisions, starting from the financial statements at December 31, 2005.

Long-term financial assets

Long-term financial assets consisting of investments in subsidiary, associated and other companies are carried at cost, including ancillary charges; the value shown in the financial statements of investments carried at cost is determined on the basis of the purchase or subscription price or of the value attributed to assets transferred. The cost is reduced for any permanent impairment of value.

Long-term securities quoted on organised markets are valued at the average market price calculated over a suitable period of time prior to the balance sheet date, usually the last six months of the year.

Their value is restated in future years if the reasons for the writedown no longer apply.

If the shareholding rises following an increase in capital, subscribed and paid in by the holding company, the book value of the investment is increased by the amount of the subscription.
Investments are written down in the case of losses that cause reductions in share capital; in the case of increases in capital following reductions due to losses, the value of the investment is reduced and then written back again for the amount of the increase in capital.
Investments with negative net equity at the balance sheet date are written off and, in the event that the holding company decides to recapitalise, a provision for contingencies is set aside for the amount of the negative net equity.

Foreign currency investments booked at cost using the exchange rate ruling at the time of their purchase are adjusted to the exchange rate at the end of the year, if this is lower, but only if the reduction is considered permanent.

In order to compare the book value of the investment with the equivalent portion of the subsidiary's net equity, it is converted in euro at the year-end exchange rate.

Investments scheduled to be sold during the next financial year are reclassified to current financial assets.

Fixed-interest securities expected to remain in portfolio for the long term are valued at their transfer or purchase cost, including ancillary charges. The cost is written down in the event of a permanent impairment of value.

Receivables shown under long-term financial assets are stated at face value which coincides with their estimated realisable value as no permanent losses are expected.

Inventories

Inventories are booked at the lower of purchase cost, including directly attributable charges, and estimated replacement value, based on market trends. Cost is calculated according to the weighted average method. Market value is based on the year-end current costs of inventories.

Contract work in progress relating to orders lasting more than one year is valued on the basis of revenues that have accrued with reasonable certainty, according to the stage of completion method, calculated by comparing them with the costs already incurred and all costs to completion (cost to cost); contract work in progress relating to orders lasting less than one year are valued at cost. Any

losses on long-term contracts estimated with reasonable accuracy are written off to the income statement in the year that they become known.

Receivables
Receivables are shown at estimated realisable value by making specific provisions for bad and doubtful accounts.
The notes provide details of receivables with a residual duration of more than five years, as well as their breakdown by geographical area.

Taxes receivable
This caption, which was specifically introduced by Decree 6 of January 17, 2003, is designed to show any excess payments of tax in those cases where the taxes to be paid turn out to be lower than the advances paid and withholdings incurred.

Deferred tax assets
This item includes deferred tax assets which have been calculated as explained in the accounting policy on income taxes.

Accruals and deferrals
These include portions of costs and revenues relating to two or more years which vary based on time, thereby complying with the matching principle on an accrual basis.

Reserves for risks and charges
These reserves are created to cover losses or liabilities of a specific nature, the existence of which is certain or likely, but for which the amount or date of occurrence could not be established at the time the financial statements were prepared. The provisions made to these reserves reflect the best possible estimate based on the information available at the time.
The tax reserve includes deferred tax liabilities, calculated as explained in the accounting policy on income taxes.

Reserves for risks and charges include a provision for payments in lieu of notice that are due to current employees who, on retirement, are entitled to receive an additional number of monthly wages, as specifically laid down in the labour contract for the electricity industry. This reserve is shown at current value, based on actuarial estimates. The provision for specific risks also includes a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing.

Severance indemnities
This reserve covers the accrued liability to all employees at the date of the financial statements. It is calculated on the basis of Law No. 297 of May 29, 1982 and includes the severance indemnities owing to personnel on the pay-roll at the end of the year. This liability is subject to revaluation on the basis of official indices.

Payables
Payables are shown at face value.

Current income taxes payable are based on an estimate of the tax burden for the year, calculated as explained in the section on income taxes, net of advance payments. If the amount of income taxes

payable is lower than the amount of tax credits, advance payments and withholding tax incurred, the difference is considered a tax credit and is shown as an asset in the balance sheet.

Foreign currency assets and liabilities

Foreign currency assets and liabilities, with the exception of tangible, intangible and long-term financial assets, consisting of investments, booked at cost, are recorded at the spot exchange rate ruling at the balance sheet date; related exchange gains and losses are charged to the income statement and any net gain is booked to a specific reserve that cannot be distributed until the gain has been realised.

Non-current monetary assets (long-term financial receivables and non-equity securities) are adjusted to year-end exchange rates in same way as current assets.

Foreign currency fixed assets are booked at the exchange rate ruling at the time they are purchased and adjusted to a lower rate at the balance sheet date if the reduction is considered permanent.

Memorandum accounts

The memorandum accounts include guarantees given, directly and indirectly, and guarantees received, broken down by guarantee deposits, sureties and other guarantees for an amount equal to the current commitment, with collateral at an amount equal to the value of the right or asset offered in guarantee.

Revenue and cost recognition

As a result of the amendments introduced by Decree 6 of January 17, 2003, the second paragraph of art. 2426, which permitted adjustments and provisions exclusively for tax purposes, has been repealed.

Therefore, as from the financial statements at December 31, 2004, it is no longer possible to book to the income statement adjustments and provisions that are deductible for tax purposes, but not permitted under the statutory rules governing financial statements

Revenues and income are stated net of returns, discounts and allowances, as well as taxes directly related to the sale of products and services.

Revenues and income, costs and charges relating to transactions in foreign currency are translated at the exchange rate ruling on the date of the transaction.

The income and charges relating to any kind of repurchase agreement, including the difference between the forward price and the spot price, are booked on an accrual basis.

Dividends are booked during the year when the AGM is held to approve the distribution of profits or reserves. If, prior to the preparation of these financial statements, the Board of Directors of a subsidiary or joint venture approved a dividend proposal to be made to the shareholders, the dividends in question were booked on an accrual basis.

Income taxes for the year

The Company files for IRES on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of Decree 917/86. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items. Deferred tax assets and liabilities determined at the time subsidiaries calculate their taxable income, again only for IRES purposes, are not transferred to the parent company, AEM S.p.A., but booked to the income statement of the individual subsidiary every time there is a real

divergence between their taxable income and statutory pre-tax income due to the presence of temporary differences. The deferred tax assets and liabilities shown in the income statement of AEM S.p.A. have therefore been calculated exclusively on the temporary differences between its own taxable income and statutory pre-tax income.
Because of the consolidated tax filing system, the current corporate income tax (IRES) of AEM S.p.A. consists of the taxes based on the Group pre-tax income and "income/charges from consolidated tax filing"; these are made up respectively of the remuneration/payment for transferring a tax loss or taxable income to the parent company AEM S.p.A.
Current IRES also includes the income tax due by any companies that opted for the fiscal transparency regime as per art. 115 of Decree 917/86.

The current and deferred regional tax on business activities (IRAP) is always booked as it is not affected by the consolidated tax filing system.
These taxes for the year are calculated on the basis of current tax legislation, applying the rates currently in force, while taking account of specific situations that provide tax benefits.

Deferred taxes are calculated on temporary differences, including those caused by consolidation adjustments, and booked to the reserve for deferred taxation, but only if the net amount is a liability. If the net amount is positive, a deferred tax asset shown under current receivables is only booked if there is reasonable certainty that there will be sufficient taxable income to absorb the relevant temporary differences in the periods when they are expected to reverse. Deferred tax assets are reviewed each year to ensure that there is still reasonable certainty that sufficient taxable income will be generated in the future to recover the entire amount.
No deferred taxes are calculated on temporary differences that are unlikely to reverse, resulting in a payment or recovery of tax.
Deferred tax assets and liabilities are booked according to the balance sheet method. Deferred taxes are calculated at the tax rates ruling when the temporary differences arose. In order to take into account the different tax rates applicable to different levels of income, deferred tax assets and liabilities are calculated at the average rates expected to apply in the periods when the temporary differences will reverse.
Differences resulting from changes in taxes and/or tax rates are booked to the period in which the new rules take effect and become effectively applicable.

When calculating deferred tax assets, the tax benefit deriving from the future absorption of current- or prior-year tax losses can be taken into account, if there is reasonable certainty that they will be recovered in the short term.

There is a table in the explanatory notes which shows the temporary differences that led to booking deferred tax assets and liabilities, specifying the tax rate applied and the changes compared with the previous year, the amounts debited or credited to the income statement or to net equity and the items excluded from the calculation, as well as the amount of the deferred tax assets shown in the financial statements which refer to losses for the year or prior years and the amount of taxes not yet accounted for.

COMMENTS ON THE FINANCIAL STATEMENTS

1. BALANCE SHEET

The balance sheet at December 31, 2005 shows total assets of 4,509,250 thousand euro and total liabilities of 2,384,637 thousand euro; shareholders' equity amounts to 2,124,613 thousand euro.
Net profit for the year came to 168,140 thousand euro.

ASSETS

B) NON-CURRENT ASSETS

BI) INTANGIBLE ASSETS

(thousands of euro)	12/31/2005	12/31/2004
Start-up and expansion costs	-	-
Industrial patents and intellectual property rights	14,871	10,765
Concessions, licences, trademarks and similar rights	1,287	794
Assets in process of formation	624	3,159
Other intangible assets	4,045	3,916
Total intangible assets	**20,827**	**18,634**

At December 31, 2005 intangible assets amounted to 20,827 thousand euro (118,634 thousand euro at December 31, 2004), net of amortisation charges for a total of 5,357 thousand euro; they refer to the capitalisation of the following deferred charges and intangible assets:

- industrial patents and intellectual property rights, 14,871 thousand euro (10,765 thousand euro at December 31, 2004), concern the capitalisation of costs incurred for the purchase of software. Such costs are amortised on a straight-line basis over three years;
- concessions, licences, trademarks and similar rights, 1,287 thousand euro (794 thousand euro at December 31, 2004). This includes costs incurred for the acquisition of application software, amortised on a straight-line basis over three years;
- assets in process of formation relate to costs for the development of new application software, 624 thousand euro (3,159 thousand euro at December 31, 2004);
- other intangible assets, 4,045 thousand euro (3,916 thousand euro at December 31, 2004) of ancillary charges for new loans still outstanding, as well as leasehold improvements, such as maintenance work on the building in Via della Signora, Milan.

Intangible assets at December 31, 2005 increased by 2,193 thousand euro compared with December 31, 2004, as a result of:

- capital expenditure during the year for 7,568 thousand euro;
- amortisation for the year of 5,375 thousand euro.

Intangible assets and changes during the year are analysed in attachment no. 1 of the explanatory notes).

BII) PROPERTY, PLANT AND EQUIPMENT

(thousands of euro)	12/31/2005	12/31/2004
Land and buildings	90,066	86,830
Plant and machinery	552,270	561,935
Industrial and commercial equipment	3,527	3,896
Other property, plant and equipment	9,617	9,136
Construction in progress and advances	176,629	133,935
Total property, plant and equipment	**832,109**	**795,732**

Property, plant and equipment, net of accumulated depreciation, amount to 832,109 thousand euro (795,732 thousand euro at December 31, 2004) and grow by 36,377 thousand euro due to:

- capital expenditure and advances to suppliers during the year under review, 74,264 thousand euro, including 3,643 thousand euro as capitalised labour costs;
- the disposal of assets for 5,786 thousand euro, net of accumulated depreciation of 687 thousand euro;
- the depreciation charge for the year of 31,928 thousand euro;
- the writedowns for the year of 173 thousand euro.

Capital expenditure

Capital expenditure during the year mainly concerned the following assets:

Land and buildings

a) Non industrial buildings
Expenditure amounted to 134 thousand euro and mainly refers to works carried out on the Fusino shelter.

b) Industrial land and buildings
Expenditure during the year came to 1,075 thousand euro and was mainly for restructuring work on the electricity museum in Piazza Po, on the Trento, Orobia, Caracciolo, the West Receiver station and warehouse in Via Gonin. In addition, works have been carried out on the heating plants at Cassano d'Adda (MI) and on the buildings in Grosio (SO) and Premadio (SO).

Plant and machinery

a) Production plant
Expenditure in this sector totalled 1,645 thousand euro.

Expenditure on the hydroelectric plants came to 767 thousand euro, mainly for purchasing strategic spare parts for the Lovero (SO) and Grosio plants, replacement of the rotors and sheathing of the Braulio (SO) plant, revamping the Group 2 generator at the Grosotto (SO) plant, replacement of automation systems and the installation of an alarm system at Premadio, as well as extending the remote control and remote meter-reading equipment at Grosio, for a total of 767 thousand euro
Expenditure on the thermoelectric plants amounted to 878 thousand euro, mainly to buy strategic spare parts.

b) Distribution networks
Work was carried out during the year for 568 thousand euro.
These mainly concerned the extension of telephone lines and medium and low voltage lines in Valtellina and of telecommunication networks in the Milan offices.

Industrial and commercial equipment

New equipment and mobile phones have been purchased for 287 thousand euro.

Other property, plant and equipment

New furniture, fittings, office machines, IT systems and assets were purchased for a total of 2,367 thousand euro.

Transferable assets

Capital expenditure amounted to 608 thousand euro and concerned modification of the inlet basins of the Lovero plant and on reactivation of intake works and on the forced conduit at the Grosio plant.

Assets in process of formation

a) Non industrial buildings
These total 112 thousand euro and refer to restructuring works on buildings in the Canavese and Trento areas.

b) Industrial buildings
Expenditure of 881 thousand euro was spent mainly on the buildings in the Orobia area and at the Cassano d'Adda plant. In addition, the silos area of the warehouse in Via Gonin was modernised, the "Casa dell'Energia" in Piazza Po was enlarged and the custodians' house in Valgrosina was refurbished.

c) Production plant

Assets under construction total 53,715 thousand euro.

Expenditure on the hydroelectric plants consisted of 11,205 thousand euro on the Stazzona, Braulio, Lovero, Grosio and Grosotto power stations. In addition, works continued on expanding the Premadio plant and installing new control panels at the San Giacomo dam and in the Conca Fallata district of Milan.

Expenditure on thermoelectric plants consisted of 42,510 thousand euro spent mainly on designing the new No. 6 Unit at the Cassano d'Adda power station.

d) Transferable assets

The main activity in this segment was the ongoing excavation and construction work for the new Viola Canal and consolidation works for the San Giacomo dam for a total of 12,838 thousand euro.

Disposals

Disposals of non-current assets which, net of accumulated depreciation, totalled 5,786 thousand euro, mainly refer to the sale of three plots of land in Valdidentro (SO), Grosio and Grosotto, the sale of a custodians' house in San Rocco, Livigno (SO), the disposal of a transformer from the Cassano d'Adda station following its repowering, the disposal of certain elements of plant at the Grosio and Premadio, the disposal of certain electric lines in Valtellina, the sale of equipment, the elimination of certain costs capitalized as "Assets in process of formation" and relating to the design of the new offices at Bovisa, as well as capital grants received from the Lombardy Region for repowering the No. 1 Group at the Cassano d'Adda station and for the plant in the Conca Fallata district of Milan.

Writedowns

The writedowns of non-current assets, amounting to 173 thousand euro, refer to the buildings of the Cassano d'Adda power station and to parts of the stations in Fraele and Grosio no longer considered functional for the business.

Accumulated depreciation

(thousands of euro)	**12/31/2005**	**12/31/2004**
Accumulated depreciation	192,526	161,285

Accumulated depreciation amounts to 192,526 thousand euro, after booking the charge for the year of 31,928 thousand euro, and covers 22.7% of the total value of the plants in operation at December 31, 2005.

Depreciation of property, plant and equipment is calculated on the basis of percentages that reflect the residual useful life of the assets, based on the expert appraisal carried out at the time all of the assets of Azienda Energetica Municipale were transferred to AEM S.p.A.

The following rates have been applied:

- non industrial buildings	2.5 % - 10.0 %
- industrial land and buildings	1.0 % - 10.0 %
- production plants	1.0 % - 11.1 %
- transformation stations	4.0 %
- distribution networks	1.0 % - 11.1 %
- industrial and commercial equipment	5.0 % - 10.0 %
- furniture and fittings	3.3 % - 10.0 %
- electric and electronic office machines	5.0 % - 20.0 %
- vehicles	10.0 %

Depreciation reflects the estimated useful life of the assets, based on expert appraisals in the event that the useful life is shorter than the residual period of the concessions. Freely transferable assets are depreciated over the residual life of the concessions, as adjusted in accordance with current laws on the duration of the concessions. In determining the duration of its concessions, up until the quarterly situation prepared as of September 30, 2005, AEM S.p.A. assumed that they would be renewed for another thirty years, as provided for in Law 102 of February 2, 1990 (the "Valtellina Law") and confirmed by Decree 79/1999 (the "Bersani Decree"). The Budget Law 2006 altered the provisions of the previous regulations governing hydroelectric concessions, eliminating the preemption right of existing concession holders and extending the expiry dates of current concessions by ten years, providing they pay a surcharge for the next four years.

If the original useful life of property, plant and equipment gets changed due to strategic policy decisions that alter certain underlying assumptions, such as the introduction of plans that involve replacing certain items, the assets concerned are then depreciated or amortised on the basis of their new residual useful life.

No financial charges were capitalised during the period.

"Property, plant and equipment" are summarised in attachment no. 2 of the notes. It indicates for each item opening balances, changes for the year, closing balances and accumulated depreciation.

B III) LONG-TERM FINANCIAL ASSETS

B III 1) Investments

(thousands of euro)	12/31/2005	12/31/2004
Investments in subsidiaries	2,372,152	1,438,101
Investments in associates	82,397	254,811
Investments in other companies	450,203	449,765
Total investments	**2,904,752**	**2,142,677**

B III 1 a) *Investments in subsidiaries*
Investments in subsidiaries are valued at cost.
The total value of these investments comes to 2,372,152 thousand euro (1,438,101 thousand euro at December 31, 2004), a rise of 934,051 thousand euro compared with the end of the previous year, mainly due to the increase in capital of Delmi S.p.A. (formerly Aem Delmi S.r.l.), partly offset by the decrease of the interest in AEM Calore & Servizi S.p.A. due to the sale of business and reclassification of Zincar S.r.l. to associates following the sale of part of the shareholding.

At the end of the year, investments in directly held subsidiaries, are:

- AEM Trasmissione S.p.A.
  The investment, amounting to 77,566 thousand euro, represents 99.99% of the share capital. The amount shown in the financial statements, which is at cost, is 5,440 thousand euro lower than AEM's share of its net equity thanks to positive results, closing the year with net profit of 3,303 thousand euro and total shareholders' equity of 83,014 thousand euro;
- AEM Elettricità S.p.A.
  The investment, amounting to 568,205 thousand euro, represents 99.99% of its share capital. At December 31, 2005 the loss for the year comes to 2,780 thousand euro and the shareholders' equity totals 575,739 thousand euro. This is 7,506 thousand euro higher than the cost shown in the AEM S.p.A.'s financial statements.
- AEM Gas S.p.A.
  The investment, amounting to 643,825 thousand euro, represents 99.99% of the share capital. The amount shown at cost in the financial statements is 22,547 thousand euro lower than AEM's share of its net equity; this change is due to the positive results achieved by the company, which closed the financial statements at December 31, 2005 with net profit of 12,256 thousand euro and shareholders' equity of 666,439 thousand euro;
- AEM Energia S.p.A.
  This investment amounts to 58,761 thousand euro and represents 99.99% of the share capital of the company. At December 31, 2005 its net profit for the year amounted to 15,368 thousand euro with shareholders' equity of 75,698 thousand euro. This figure is 16,929 thousand euro higher than the one shown in the financial statements of AEM S.p.A., again thanks to the positive results achieved by the company during the current year;
- Metroweb S.p.A.
  This investment, amounting to 50,656 thousand euro, represents 100% of the share capital of the company. 2005 shows net profit of 4,918 thousand euro, while shareholders' equity amounts to 32,721 thousand euro. As a result, the cost of the investment shown in the financial statements is 17,935 thousand euro higher than AEM's share of its net equity; Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up.

- AEM Service S.r.l.
The investment totals 12,405 thousand euro and represents 100% of its share capital. 2005 shows a loss of 630 thousand euro and shareholders' equity of 11,618 thousand euro. The cost figure shown in the financial statements is 787 thousand euro higher than the AEM's portion of its net equity as a result of the losses made in the last two years due to factors that are not expected to recur in future years;
- Serenissima Gas S.p.A.
This investment comes to 16,700 thousand euro and represents 71.44% of the share capital (net of treasury shares, the percentage rises to 79.4%). The company has a share capital of 1,082 thousand euro; a higher value was recognised on purchase as goodwill, amounting to euro 22.05 per share, because its held fourteen concessions for the distribution of natural gas, including one in Lombardy, four in Veneto and nine in Friuli Venezia Giulia. At December 31, 2005 its net profit for the year comes to 2,491 thousand euro while total shareholders' equity is 7,697 thousand euro. As a result, the cost of the investment shown in the financial statements is 11,201 thousand euro higher than AEM's share of its net equity; Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up.
- Serenissima Energia S.r.l.
This company was founded in December 2003 as a result of spinning off the gas sales business from Serenissima Gas S.p.A.; it has share capital of 100 thousand euro, of which AEM S.p.A. holds 71.44% directly and 7.9% indirectly through Serenissima Gas S.p.A. The investment amounts to 721 thousand euro. Serenissima Energia S.r.l. closed the year with a net profit of 1,318 thousand euro and a shareholders' equity of 1,697 thousand euro. This amount is 491 thousand euro higher than the figure shown in the financial statements of AEM S.p.A.;
- AEM Trading S.r.l.
The investment amounts to 99 thousand euro and represents 100% of the share capital of the company. At December 31, 2005 its net profit for the year comes to 62,000 thousand euro while total shareholders' equity is 73,035 thousand euro. This amount is 72,936 thousand euro higher than the figure shown in the financial statements of AEM S.p.A.;
- AEM Calore & Servizi S.p.A.
The investment amounts to 8,099 thousand euro and is down 900 thousand euro on December 31, 2004 following elimination of the goodwill arising from consolidation on the purchase of the shareholding in AEM Calore & Servizi S.p.A. after the seller Siemens Building Technologies A.G. agreed to lower the price. AEM S.p.A. holds 100% of the company's share capital. At the end of the year the company show a net profit amounting to 994 thousand euro, and a shareholders' equity of 2,405 thousand euro. As a result, the cost of the investment shown in the financial statements is 5,694 thousand euro higher than AEM's share of its net equity Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up.

- Delmi S.p.A. (formerly Aem Delmi S.r.l.)
  AEM S.p.A. holds 51% of this company which was transformed into a joint-stock company during the year; it also carried out three increases in share capital, which at December 31, 2005 came to 1,466,868 thousand euro. As a result, AEM S.p.A. now holds 51% of the share capital of Delmi S.p.A. and the investment is shown in the financial statements at 935,115 thousand euro. The company closed 2005 with a net profit of 43,309 thousand euro and shareholders' equity of 1,876,864 thousand euro. The figure in financial statements is therefore 22,086 thousand euro lower than AEM's share of its net equity.

B III 1 b) *Investments in associates*

Investments in associates are carried at cost. The following table lists the companies and changes during the year:

Investments in associates	Historical cost	Writedowns	Reclassifications	Other changes	Net value
Amount at December 31, 2004	**255,663**	**(5,627)**	**4,864**	**(89)**	**254,811**
Changes in 2005:					
- changes in share capital					-
- acquisitions	70,454	-	-	-	70,454
- transfer	-	-	-	-	-
- subscriptions	-	-	-	-	-
- disposals	-	-	-	-	-
- writedowns	-	-	-	-	-
- reclassifications			(242,903)		(242,903)
- shareholder loan	-	-	-	-	-
- other changes	-	-	-	34	34
Total changes in 2005	70,454	-	(242,903)	34	(172,414)
Amount at December 31, 2005	**326,117**	**(5,627)**	**(238,039)**	**(55)**	**82,397**

Changes during the year mainly concerned:

- the purchase of 30%, amounting to 70,454 thousand euro (including capitalized charges for the acquisition of 1,454 thousand euro), of Ecodeco S.r.l., industrial holding of the Ecodeco Group, operating in Italy and in certain European countries in the sectors of electricity production from waste incineration and biogas and in the treatment and disposal of waste;
- reclassification to investments in other companies, for 242,989 thousand euro, of the investment in Fastweb S.p.A. following the increase in capital not subscribed by AEM S.p.A., which lowered its interest from 12.11% to 8.59%. The investment in Fastweb S.p.A. was sold during 2005;
- reclassification of the investment in Zincar S.r.l. for 86 thousand euro, following the sale of 51% of share capital to the Municipality of Milan and 12% to Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. At December 31, 2005, AEM S.p.A. holds 37% of the share capital of the company;
- the writeback, amounting to 34 thousand euro, of the investment in Mestni Plinovodi d.o.o.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1,500 thousand euro) and the company's net equity at June 30, 2009.

B III 1 d) Investments in other companies

Investments in other companies total 450,203 thousand euro (449,765 thousand euro in 2004) and increase by 438 thousand euro on the figure at December 31, 2004, as detailed in the table below:

Investments in other companies	Historical cost	Writedowns	Writebacks	Reclassifications	Net value
Amount at December 31, 2004	**464,977**	**(16,520)**	**6,172**	**(4,864)**	**449,765**
Changes in 2005:					
- changes in share capital	-	-	-	-	-
- acquisitions	-	-	-	-	-
- transfer	-	-	-	-	-
- subscriptions	-	-	-	-	-
- disposals	(242,989)	-	-	-	(242,989)
- writedowns	-	-	-	-	-
- writebacks	-	-	438		438
- reclassifications	-	-	-	242,989	242,989
- other changes	-	-	-	-	-
Total changes in 2005	(242,989)	-	438	242,989	438
Amount at December 31, 2005	**221,988**	**(16,520)**	**6,610**	**238,125**	**450,203**

Changes during the year mainly concerned:
- for 242,989 thousand euro, reclassification of the investment in Fastweb S.p.A. (formerly e.Biscom S.p.A.) and its subsequent sale;
- for 438 thousand euro, the writeback of the investment in AEM Torino S.p.A. to bring its historical cost into line with its average market value.

The shareholding in Edipower S.p.A. has been pledged in guarantee of bank loans granted to this company. AEM S.p.A. retains the voting rights of the pledged shares. In addition, Interbanca, Unicredito S.p.A. and Royal Bank of Scotland, the financing partners of Edipower S.p.A., have a put option on their Edipower shares, which can be exercised from the fifth year after signing the shareholders' agreement (2007). If the put option is exercised, each of the industrial partners will have to purchase the shares in proportion to their existing holdings, which for AEM could be 4.0% maximum, for an estimated 94,300 thousand euro (of which 23,146 thousand euro with a guarantee given by AEM S.p.A. to the Royal Bank of Scotland plc).
As part of the refinancing of Edipower S.p.A., AEM S.p.A. issued a guarantee of 40,000 thousand euro in favour of this associated company to cover any cost overruns, defects liability and performances which Edipower S.p.A. might incur in implementing its repowering plan and a guarantee of 140,000 thousand euro for the obligations contracted by AEM Trading S.r.l. as part of the tolling agreement stipulated with that company.

On May 12, 2005, AEM S.p.A. granted as a "securities loan" to Mediobanca S.p.A. 6,890,000 ordinary shares of AEM Torino S.p.A.. The securities loan has a duration of around one year and allows AEM S.p.A. to benefit from new sources of financing at particularly favourable conditions.

Investments in subsidiary and associates are summarised in attachment no. 3 of the notes. It indicates for each item opening balances, changes for the year, writedowns and writebacks carried out in 2005. As required to be disclosed by Art. 2427 no.5 of the Italian Civil Code, attachment no. 4 of these notes lists investments in subsidiary and associates. A table listing relevant investments is also attached, pursuant to article 126 of CONSOB resolution 11971 dated May 14, 1999 (attachment no. 5).

B III 2) Receivables

(thousands of euro)	Amount at 12/31/2004	Changes for the year	Amount at 12/31/2005	Receivables due		
				Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Receivables from associates	**1,055**	0	**1,055**	-	1,055	-
Other receivables						
due from personnel	53	(26)	27	17	10	-
guarantee deposits	180	38	218	-	218	-
Total	**1,288**	12	**1,300**	**17**	**1,283**	-

This item includes medium/long term receivables outstanding at December 31, 2005 and totals 1,300 thousand euro (1,288 thousand euro at December 31, 2004). This caption is detailed below:

- receivables from associates, 1,055 thousand euro (1,055 thousand euro at December 31, 2004). This item relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg, which is unchanged with respect to December 31, 2004.
- other receivables, 245 thousand euro (233 thousand euro at December 31, 2004), related to:
  - due from personnel for loans granted, 27 thousand euro (53 thousand euro at December 31, 2004). Accounts receivable due within one year total 17 thousand euro.
  - guarantee deposits, 218 thousand euro (180 thousand euro at December 31, 2004).

Compared with the end of the previous year, this caption increased by 12 thousand euro.

No writedowns were made to non-current receivables as it is believed that they will be collected in full.

B III 3) Other securities

(thousands of euro)	12/31/2005	12/31/2004
Other securities	81	81

At December 31, 2005 they amount to 81 thousand euro and are unchanged with respect to the end of the previous year. This caption also includes government securities or securities guaranteed by the government, maturing beyond one year, which AEM S.p.A. intends to hold up to their natural maturity.
During the year under review the company did not make any writedowns for permanent impairment of value.

B III 4) Treasury shares

At December 31, 2005 the company holds 14,841,850 treasury shares, amounting to 22,756 thousand euro (35,025 thousand euro at December 2004). Compared with the end of the previous year, this caption has decreased by 12,269 thousand euro, being the difference between purchases during the year and the sale made to acquire the investment in Ecodeco S.r.l.

C) CURRENT ASSETS

C I) INVENTORIES

(thousands of euro)	12/31/2005	12/31/2004
Inventories	715	762

At December 31, 2005, inventories were made up as follows, with the following changes compared with the end of the previous year:

(thousands of euro)	Amount at 12/31/2004	changes during the year	Amount at 12/31/2005
Raw, ancillary and consumable materials and appliances	862	39	901
inventory obsolescence reserve	(100)	(86)	(186)
Total raw, ancillary and consumable materials	**762**	**(47)**	**715**

Inventories of materials, amounting to 715 thousand euro, decreased by 47 thousand euro, compared with December 31, 2004. The book value of materials in inventory was written down to current value by means of an obsolescence reserve.
This reserve, which amounted to 186 thousand euro (100 thousand euro with respect to December 31, 2003), was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.
The adjustment of the weighted average cost of inventories of materials and fuel to their market value was made directly on the closing balance of inventories, without using the reserve.
The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period; in fact, this value is 7 thousand euro higher than the figure shown in the financial statements at December 31, 2005.

C II) RECEIVABLES

Receivables from customers

(thousands of euro)	12/31/2005	12/31/2004
Receivables from customers	14,161	13,966

This caption, which totals 14,161 thousand euro (13,966 thousand euro at December 31, 2004), net of the related reserve for bad and doubtful accounts of 466 thousand euro, is entirely collectible within one year and is made up of:

(thousands of euro)	Amount at 12/31/2004	changes during the year	Amount at 12/31/2005	Receivables due Within one year	Beyond 1 and up to 5 years	Beyond years
Receivables from customers	7,284	(5,943)	1,341	1,341	-	
Receivables from customers for invoices to be issued	7,877	5,409	13,286	13,286	-	
Total receivables for the sale of services	**15,161**	**(534)**	**14,627**	**14,627**	-	
Reserve for bad and doubtful accounts	**(1,195)**	**729**	**(466)**	**(466)**	-	
Total	**13,966**	**195**	**14,161**	**14,161**	-	

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

(thousands of euro)	Amount at 12/31/2004	Provision	Utilisations	Other changes	Amount at 12/31/2005
Reserve for bad and doubtful accounts from users and customers	1,195	10	(52)	(687)	466

Receivables from customers, which amount to 14,627 thousand euro (15,161 thousand euro at December 31, 2004), mainly refer to amounts due from ASM Brescia S.p.A. for services related to the management and expansion of the thermoelectric plant in Cassano d'Adda, as well as receivables from customers for miscellaneous services.

At December 31, 2005 the provision for bad and doubtful accounts amounts to 466 thousand euro (1,195 thousand euro at December 31, 2004); the decrease compared with December 31, 2004, amounting to 729 thousand euro, is due to the release of part of the provision due to excess allowances made in previous year and utilisations during 2005, partly offset by the provision made to adjust receivables to their estimated realisable value.

Receivables from subsidiaries

(thousands of euro)	12/31/2005	12/31/2004
Receivables from subsidiaries	550,269	529,746

At December 31, 2005 these amount to 550,269 thousand euro (529,746 thousand euro at December 31, 2004) and are analysed as follows:

(thousands of euro)	Amount at 12/31/2004	changes during the year	Amount at 12/31/2005
Trade receivables	74,996	1,267	76,263
Financial receivables on intercompany current account	327.449	(52.976)	274.473
Receivables for consolidated tax filing	12,240	70,589	82,829
Receivables for dividends	115,061	1,643	116,704
Total receivables from subsidiaries	529,746	20,523	550,269

Trade receivables of 76,263 thousand euro (74,996 thousand euro at December 31, 2004) refer to services, sales of materials, rents, contractualisation of the generation plants to AEM Trading S.r.l.. Compared with December 31, 2004, these receivables increased by 1,267 thousand euro mainly because of higher receivables for the sale of green certificates to AEM Trading S.r.l..

Trade intercompany receivables are settled on the basis of contracts stipulated between the subsidiaries and the parent company and are all collectible within one year.

Financial receivable, being the balance on the intercompany current account with AEM S.p.A., the parent company, total 274,473 thousand euro (327,449 thousand euro at December 31, 2004) are used to settle financial transactions carried out on behalf of the subsidiary. This current account relationship, which forms part of the Group's centralised treasury management system, is governed by a specific agreement between the parties. The rate applied is in line with normal market conditions. Financial receivables on the intercompany current account decreased by 52,976 thousand euro.

The receivables from subsidiaries, 82,829 thousand euro, derive from the fact that they form part of the consolidated tax filing system and refer to IRES tax credits outstanding at December 31, 2005 transferred from the subsidiaries. They represent the proceeds of consolidation deriving from the transfer of taxable income for the year, net of advance payments made during the year.

Receivables for dividends, which amount to 116,704 thousand euro (115,061 thousand euro at December 31, 2004), refer to dividends for 2005 from subsidiaries recorded in the financial statements according to the accruals principle.

Receivables from associates

At December 31, 2005 this caption amounts to 12,638 thousand euro (10,705 thousand euro at December 31, 2004) and is broken down as follows:

(thousands of euro)	12/31/2005	12/31/2004
Trade receivables	636	1,845
Financial receivables on intercompany current account	2	-
Receivables for dividends	12,000	8,860
Total receivables	**12,638**	**10,705**

Trade receivables amount to 636 thousand euro (1,845 thousand euro at December 31, 2004). This item comprises receivables for materials and services already invoiced and to be invoiced. Receivables from associates mainly refer to Malpensa Energia S.r.l., Plurigas S.p.A. and e-Utile S.p.A.. They essentially derive from commercial relationships, they are all collectible within one year and mainly concern miscellaneous services rendered to associates and rent. At December 31, 2005 they decrease by 1,209 thousand euro compared with the previous year.

The financial receivables, being the balance on the intercompany current account, total 2 thousand euro and refer to the balance between the parent company AEM S.p.A. and the associate Zincar S.r.l.. This current account was closed during the year.

Receivables for dividends include 12,000 thousand euro from the associate Plurigas S.p.A. (8,860 thousand euro at December 31, 2004) accounted for on an accrual basis.

Receivables from the Municipality of Milan

(thousands of euro)	12/31/2005	12/31/2004
Due from parent company	49,673	63,410

At December 31, 2005 they amount to 49,673 thousand euro (63,410 thousand euro at December 31, 2004) and refer, for 6,033 thousand euro, to receivables for services and supplies already invoiced and, for 43,640 thousand euro, to receivables for invoices to be issued. These receivables are all due within one year.
Receivables from the Municipality of Milan mainly refer to services and materials used to manage public illumination and urban traffic light systems during the second half of the year, given that it is title-holder to the conventions with the Municipality.

Taxes receivable

At December 31, 2005 this caption comes to 20,126 thousand euro (24,558 thousand euro at December 31, 2004) and refers mainly to the VAT credit of 18,962 thousand euro, IRPEF advances of 1,123 thousand euro, referring to advance payments applied on severance indemnities accrued by employees on the books at the end of 1997 and paid by the parent entity, partly in July and partly at the end of November 1997 and 1998, and other receivables for 41 thousand euro.

Deferred tax assets

This caption amounts to 36,811 thousand euro (27,128 thousand euro at December 31, 2004) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years.
Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

Other receivables

(thousands of euro)	12/31/2005	12/31/2004
Other receivables	**6,559**	**2,811**
of which:		
advances to suppliers	645	187
due from personnel	56	36
miscellaneous receivables	5,858	2,588

The caption amounts to 6,559 thousand euro (2,811 thousand euro at December 31, 2004) and refers to:

- 645 thousand euro (187 thousand euro at December 31 2004) of advances to suppliers for operating costs, for subcontracted work and professional services;
- 56 thousand euro (36 thousand euro in the previous year), of amounts due from personnel;
- 5,858 thousand euro of miscellaneous receivables (2.954 thousand euro at December 31 2004). This caption mainly concerns receivables from third parties in the form of compensation for damages caused by plants, and receivables from social security institutions. Receivables from third parties in the form of compensation for damages caused by plants, which amount to 341 thousand euro,, and by the reserve for bad and doubtful accounts for damage compensation amounting to 24 thousand euro, in order to bring them in line with their realisable value. These are unchanged compared with the previous year.

Changes in the reserve for bad and doubtful accounts for miscellaneous receivables are as follows:

(thousands of euro)	Amount at 12/31/2004	Provisions	Utilisations	Other changes	Amount at 12/31/2005
Provision for specific risks writing down receivables from third parties for damage compensation	341	-	-	-	341
Reserve for bad and doubtful accounts for damage compensation	24	-	-	-	24

Accounts receivable from others are all due within one year.

CIII) CURRENT FINANCIAL ASSETS

(thousands of euro)	12/31/2005	12/31/2004
Other investments shown under current assets	-	-
Other securities	3	3
Total	3	3

At December 31, 2005 they amounted to 3 thousand euro, unchanged with respect to the previous year, and related to fixed interest bonds.

C IV) LIQUID FUNDS

Bank and postal deposits

(thousands of euro)	12/31/2005	12/31/2004
Bank and postal deposits	13,377	208,481

Liquidity on current account at December 31, 2005 amounted to 13,377 thousand euro (208,481 thousand euro at December 31, 2004) and have fallen by 195,104 thousand euro compared with the end of the previous year as the cash was used to reduce bank borrowings that fell due in 2005.
Cash at bank includes interest accrued but not yet credited at the year-end.

Cash and cash equivalents

(thousands of euro)	12/31/2005	12/31/2004
Cash and cash equivalents	166	129

Cash in hand not yet deposited in the bank current account at December 31, 2005 amounts to 166 thousand euro (129 thousand euro at December 31, 2004).

ACCRUED INCOME AND PREPAID EXPENSES

(thousands of euro)	12/31/2005	12/31/2004
Accrued income and prepaid expenses	22,929	30,119

These amount to 22,929 thousand euro (30,119 thousand euro at December 31, 2004) and refer to payables pertaining to future years, instalment payments already made for future periods, and the bond issue discount deferred to future years. Compared with December 31, 2004, these amounts have decreased by 7,190 thousand euro, essentially because of the booking of instalments for the year relating to the sale and lease-back contract for the building in Corso di Porta Vittoria, Milan, billed in advance at the beginning of the contract for the whole amount of the lease.

The composition and changes occurred during the year are shown in the table below:

(thousands of euro)	Amount at 12.31.2004	Changes during the year	Amount at 12.31.2005
Accrued income	50	157	207
Prepaid expenses:			
- Invoices pertaining to next year	28,094	(6,994)	21,100
- Payments pertaining to next year	946	(236)	710
- Issue discount on bond loan	1,029	(117)	912
Total prepaid expenses	30,069	(7,347)	22,722
Total accrued income and prepaid expenses	**30,119**	**(7,190)**	**22,929**

LIABILITIES AND EQUITY

A) SHAREHOLDERS' EQUITY

Shareholders' equity is detailed in the table below:

(thousands of euro)	12/31/2005	12/31/2004
Share capital	936,025	936,025
Legal reserve	85,152	77,466
Reserve for treasury shares in portfolio	22,756	35,025
Other reserves	912,540	848,843
Net profit for the year	168,140	153,730
Total shareholders' equity	**2,124,613**	**2,051,089**

A I) SHARE CAPITAL

At December 31, 2005 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with unit value of 0.52 euro each.
Earnings per share, namely net profit for the year divided by the number of ordinary shares in circulation during the year, come to 0.0934 euro (0.0854 euro the previous year).

A IV) LEGAL RESERVE

At December 31, 2005 it totals 85,152 thousand euro (77,466 thousand euro at December 31, 2004). The increase compared with the financial statements for the year ended at December 31, 2004 is equal to 7,686 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

A V) RESERVE FOR TREASURY SHARES IN PORTFOLIO

At December 31, 2005 this caption amounts to 22,756 thousand euro (31,025 thousand euro at December 31, 2004) and decreases by 12,269 thousand euro, due to the difference between purchases of treasury share during the year and the sale of 7,909,605 treasury shares to purchase the investment in Ecodeco S.r.l.. At December 31, 2005 AEM S.p.A. held 14,841,850 treasury shares; the part of the reserve in excess of the amount needed to cover the treasury shares held in portfolio has been reclassified to the extraordinary reserve.

A VII) Other reserves

Extraordinary reserve

This amounts to 912,537 thousand euro (848,840 thousand euro at December 31, 2004) and is made up of:

- 896,389 thousand euro (832,692 thousand euro at December 31, 2004), of retained earnings. The increase, 63,697 thousand euro, is due to allocation of part of the 2004 net profit for 51,428 thousand euro and reclassification of the reserve for treasury shares in portfolio of 12,269 thousand euro.
  During 2005, part of the extraordinary reserve set aside to cover the transfer surplus, 66,963 thousand euro, became available for distribution in 1999 because of the amortisation charged by the transferee companies AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A. and AEM Energia S.p.A. in 2005;
- 16,148 thousand euro, the same as last year, being the surplus that arose in 1997 on the provision for specific risks, which was created by using the entire share premium established on transformation of AEM from a municipal electricity company into a joint-stock company.

Dividend waiver reserve

This amounts to 3 thousand euro, the same as last year, and refers to dividends of previous years waived by certain shareholders.

A IX) NET PROFIT FOR THE YEAR

This amounts to 168,140 thousand euro and includes the result for 2005.

Please note that total provisions, amortisation, depreciation and value adjustments made pursuant to art. 109.4 letter B of the Income Tax Consolidation Act amount to 54,135 thousand euro, net of the reserve for deferred taxation for the amounts that have been deducted.

The adoption of the finance lease method to account for the lease-back transactions, booked to caption B8 of the income statement, would have entailed an increase in net property, plant and equipment of 49,939 thousand euro, a rise in shareholders' equity of 9,250 thousand euro and higher net profit of 2,222 thousand euro.

Changes in shareholders' equity items are shown in Attachment no. 6 to these explanatory notes.

B) RESERVES FOR RISKS AND CHARGES

Current and deferred taxation

This amounts to 36,913 thousand euro (24,760 thousand euro at December 31, 2004) and consists of deferred tax liabilities for IRAP and IRES, calculated on the basis of rates expected to be applied in the periods when the temporary differences will reverse.

Other provisions

Provision for specific risks
At December 31, 2005 the value of this reserve amounts to 102,814 thousand euro (78,349 thousand euro at December 31, 2004) and refers to:

- 4,931 thousand euro (5,291 thousand euro at December 31, 2004) the provisions for outstanding disputes with personnel and third parties and potential liabilities inherent in the business;
- 3,533 thousand euro (3,499 thousand euro at the end of the previous year) which refers to a provision for payments in lieu of notice that are due to current employees who, on retirement, are contractually entitled to receive an additional number of monthly wages. This reserve is shown at current value, based on actuarial estimates; the increase in this reserve, amounting to 34 thousand euro compared with the previous year, is due to the provision for the year, partly offset by utilisations;
- 36,316 thousand euro (38,496 thousand euro at December 31, 2004), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The reserve, which at December 31, 2005 is considered sufficient to cover the risk to which it refers, went down by 2,180 thousand euro compared with December 31, 2004. This was caused by the difference between the utilisations during the year of 2,863 thousand euro, and the amount provided to adjust it to the charge actually borne by AEM S.p.A., 663 thousand euro
- 58,034 thousand euro (31,063 thousand euro at December 31, 2004), being the potential charges relating to an outstanding dispute with local entities regarding local taxes and to outstanding disputes with social security institutions.

No provision has been made in these financial statements for potential costs in connection with the EC infringement procedure launched in 2000 by the European Commission against the Italian State, especially in relation to the tax moratorium under Law 427/93, because the contingency relates to an event that, as of today, is still only considered possible rather than probable, without being objectively quantifiable.

These reserves showed the following movements during the year:

(thousands of euro)	**Balance at 12/31/2004**	**Provision**	**Utilisations**	**Other changes**	**Balance at 12/31/2005**
Current and deferred taxation	24,760	13,731	(1,512)	(66)	36,913
Provision for specific risks	78,349	41,200	(16,550)	(185)	102,814

C) PROVISION FOR SEVERANCE INDEMNITIES

(thousands of euro)	12/31/2005	12/31/2004
Severance indemnities	22,049	22,504

At December 31, 2005 this reserve amounts to 22,049 thousand euro (22,504 thousand euro at December 31, 2004) and includes the total liability for severance indemnities accrued by employees in force at December 31, 2005, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the year.
The decrease in severance indemnities compared with the year ended December 31, 2004 amounts to 455 thousand euro and is due to the difference between provisions for the year, utilisations and other changes relating to the transfer of employees to other Group companies during the year.

(thousands of euro)	Amount at 12/31/2004	Provision	Utilis-ations	Reclassi-fication	Other changes	Amount at 12/31/2005
Severance indemnities	22,234	2,169	(1,822)	(865)	63	21,779
Accrued payments in lieu of notice	270					270
Total	22,504	2,169	(1,822)	(865)	63	22,049

D) PAYABLES

Bonds

This caption comes to 500,000 thousand euro and is unchanged with respect to December 31, 2004; it refers to the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market. The bond loan has a duration of 10 years and pays an annual coupon of 4.875%. The bond loan issued by AEM S.p.A. during 2003 only foresees the usual standard clauses, such as Negative Pledge and Events of Default.

Due to banks

(thousands of euro)	12/31/2005	12/31/2004
Short-term bank borrowings	581,093	325,613
Medium/long-term payables to banks	717.414	425.050
Total due to banks	1,298,507	750,663

These amount to 1,298,507 thousand euro (750,663 thousand euro at December 31, 2004) and refer for 717,414 thousand euro, to medium/long-term payables (of which 143,756 thousand euro maturing beyond five years) and for 581,093 thousand euro, to short-term financial payables. The increase, amounting to 547,844 thousand euro, is linked to the utilisation of short-medium term revolving committed lines. This utilisation is due to the increase in capital by Delmi S.p.A., the company that jointly controls Edison S.p.A. through Transalpina di Energia S.r.l.
The company has stipulated short-medium term revolving committed lines of credit for 2,450,000 thousand euro.

Advances

(thousands of euro)	12/31/2005	12/31/2004
Advances	28,510	32,123

Advances from customers amount to 28,510 thousand euro (32,123 thousand euro at December 31, 2004) and show a rise of 3,613 thousand euro compared with December 31, 2004, essentially due to advance payments invoiced to the Municipality of Milan in connection with work on the urban illumination plan.

Trade payables

(thousands of euro)	12/31/2005	12/31/2004
Trade payables	103,219	129,975

At December 31, 2005 trade accounts payable total 103,219 thousand euro (129,975 thousand euro at December 31, 2004) and decline by 26,756 thousand euro compared with the previous year.
Trade accounts payable include 21,367 thousand euro owed to the leasing company for the contract related to the building in Corso di Porta Vittoria, Milan.

Trade accounts payable are analysed in the table below:

(thousands of euro)	Amount at 12/31/2004	Changes for the year	Amount at 12/31/2005	Payables due		
				Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Trade payables	95,470	(18,510)	76,960	76,960	-	-
Payables to suppliers for invoices to be received	34,505	(8,246)	26,259	26,259	-	-
Total trade accounts payable	**129,975**	**(26,756)**	**103,219**	**103,219**	-	-

Foreign trade accounts payable, amounting to 1,311 thousand euro (1,606 thousand euro at December 31, 2004), valued at the exchange rate ruling on December 31, 2005, give rise to an insignificant difference compared with the exchange rate ruling on the day of the transaction.

Due to subsidiaries

(thousands of euro)	Amount at 12/31/2005	Amount at 12/31/2004
Trade payables	40,594	47,694
Payables for consolidated tax filing	948	30,328
Financial payables on current account	101,763	119,686
Total due to subsidiaries	143.305	197.708

These total 143,305 thousand euro and refer to:

- 101,763 thousand euro, which is a financial payable, being the balance on the intercompany current account with AEM S.p.A., the parent company, used to settle financial transactions carried out on behalf of the subsidiary; this current account relationship, which forms part of the Group's centralised treasury management system, is governed by a specific agreement between the parties; the rate applied is in line with normal market conditions. The decrease, 17,923 thousand euro, is mainly due to the fall in payables on current account to the subsidiary AEM Trading S.p.A., partly offset by the rise of those to AEM Elettricità S.r.l.;
- 40,594 thousand euro, is a commercial payable to subsidiaries for services and the purchase of power and gas for internal consumption. The decrease of 7,100 thousand euro is essentially the result of a decline in payables to AEM Elettricità S.p.A. in connection with the running of urban illumination and traffic lights in the Municipality of Milan and lower payables to AEM Calore e Servizi S.p.A.;
- 948 thousand euro for payables to subsidiaries resulting from the consolidated tax filing system. These payables refer to the IRES credits at December 31, 2005 transferred to AEM by the subsidiaries. They represent the consolidation charge deriving from the transfer of taxable losses for the year, net of advance payments made during the year.

This payables are due within one year.

Amounts due to associates

(thousands of euro)	12/31/2005	12/31/2004
Amounts due to associates	2,963	6,035

At the end of the year these amount to 2,963 thousand euro (6,035 thousand euro at December 31, 2004) and refer to payables for services received by e-Utile S.p.A. (2,255 thousand euro), Società Servizi Valdisotto S.p.A. (574 thousand euro) and by other associated companies (134 thousand euro). The decrease compared with the previous year amounts to 3,072 thousand euro and is essentially due to lower payables to Plurigas S.r.l.

Payables to the Municipality of Milan

(thousands of euro)	12/31/2005	12/31/2004
Payables to parent company	70,815	77,130

Payables to the parent entity, due within one year, total 70,815 thousand euro (77,130 thousand euro at December 31, 2004) and are broken down as follows:

- 70,474 thousand euro (76,816 thousand euro at December 31, 2004) relating to the balance on the current account which regulates commercial and financial relations between AEM S.p.A. and the Municipality of Milan. the decrease of 6,342 thousand euro compared with December 31, 2004 consists of the balance between payments made during the year by the Municipality and payments and collections relating to services received and rendered;
- 341 thousand euro (314 thousand euro at December 31,2004) mainly refers to the unpaid fee for the disposal of waste water.

Taxes payable

(thousands of euro)	12/31/2005	12/31/2004
Taxes payable	48,396	5,390

They amount to 48,396 thousand euro (5,390 thousand euro at December 31, 2004) and consist of:
- 1,732 thousand euro for withholdings and IRPEF surcharges on the December payroll due to the tax authorities;
- 837 thousand euro for VAT payable;
- 1,944 thousand euro for water fees due to various agencies;
- 31,115 thousand euro for IRES;
- 141 thousand euro for IRAP;
- 12,615 thousand euro in connection with the dispute with various municipalities over ICI, which was resolved to the company's detriment;
- 12 thousand euro of other payables.

Trade payables are all due within one year.

Payables to social security institutions

(thousands of euro)	12/31/2005	12/31/2004
Payables to social security institutions	8,417	8,279

This caption totals 8,417 thousand euro (8,279 thousand euro at December 31, 2004); it includes payables to social security institutions by the company and its employees on the December 2005 payroll. These payables are all due within one year.

Other payables

(thousands of euro)	12/31/2005	12/31/2004
Other payables	**13,181**	**16,991**
of which:		
due to personnel	4,179	2,974
due to the Electricity Equalisation Fund	37	65
due to others	8,965	13,952

The caption amounts to 13,181 thousand euro (16,991 thousand euro at December 31, 2004), and relates to:

- for 4,179 thousand euro (2,974 thousand euro at December 31, 2004), amounts due from personnel; It includes the productivity bonus accrued during the year, and the charge for holiday accrued but not yet taken at December 31, 2005;
- 37 thousand euro (65 thousand euro at December 31, 2004), to payables to the Electricity Equalisation Fund;
- 8,965 thousand euro (13,952 thousand euro at December 31, 2004), of other payables, mainly due to other entities and companies for insurance premiums pertaining to the year and not yet paid, and payables for remuneration for the year to the Board of Directors and the Board of Statutory Auditors.

These payables are all due within one year.

E) ACCRUED EXPENSES AND DEFERRED INCOME

(thousands of euro)	12/31/2005	12/31/2004
Accrued expenses and deferred income	5,549	4,260

At December 31, 2005 these amount to 5,549 thousand euro (4,260 thousand euro at December 31, 2004) and, for 436 thousand euro, concern deferred income essentially for portions of rents and instalments pertaining to the subsequent year, for 5,113 thousand euro, accrued interest expense on medium/long-term bank loans and on bonds issued during the year.

The composition and changes in this caption are shown in the table below:

(thousands of euro)	Amount at 12/31/2004	Changes during the year	Amount at 12/31/2005
Accrued expenses:			
Interest on medium/long-term bank loans	3,812	1,301	5,113
Total accrued expenses	3,812	1,301	5,113
Deferred income:			
Other deferred income	448	-12	436
Total deferred income	448	-12	436
Total	**4,260**	**1,289**	**5,549**

MEMORANDUM ACCOUNTS

(thousands of euro)	12/31/2005	12/31/2004
Memorandum accounts	587,337	708,281

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 73,261 thousand euro (85,121 thousand euro in the previous year).

Guarantees given

These amount to 514,076 thousand euro (514,076 thousand euro at December 31, 2004) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.
In particular, AEM S.p.A. guaranteed a 317,620 thousand euro loan made by Cassa Depositi e Prestiti S.p.A. to the subsidiary AEM Elettricità S.p.A.
As regards the investment in Edipower S.p.A., these guarantees include:

- 40,000 thousand euro, for the commitment by AEM S.p.A. to pay in capital and/or make a subordinated loan to guarantee the refinancing of Edipower S.p.A.;
- 23,146 thousand euro, for the counter-guarantee to the associated company Blufare Ltd. for compliance with the obligations versus the Royal Bank of Scotland plc, which has a put right to sell the Edipower shares that it holds (5% of the share capital of Edipower S.p.A.). This right can be exercised from the fifth year after signing the co-investment agreement.

On November 3, 2005, as part of the Equity Swap agreed by Delmi S.p.A. with JP Morgan Chase Bank N.A. and Mediobanca Banca di Credito Finanziario S.p.A., AEM S.p.A. gave them a guarantee covering all of Delmi S.p.A.'s obligations.

With reference to the 500,000 euro bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, whose value is limited to within a collar with a barrier option.

As regards the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 and a balance at December 31, 2005 of 317,620 thousand euro, we would point out that AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar with barrier.

With reference to the revolving committed lines of credit of 600,000 thousand euro with a duration of seven years, AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar.

Note that the section on "Other information" in the consolidated financial statements discusses the AEM Group's methods of risk management and provides details and year-end valuations of all the parent company's derivatives outstanding at December 31, 2005.

2. INCOME STATEMENT

A) VALUE OF PRODUCTION

A 1) Revenues from sales and services

Revenues from the sale of power and services during the year amount to 142,825 thousand euro (115,357 thousand euro at December 31, 2004):

- for 456 thousand euro (3,376 thousand euro in the previous year) revenues for the delivery of electricity. At December 31, 2004, this caption included the sale of 60.1 million kWh of electricity to other power companies, whose contracts expired in 2004;
- for 1,127 thousand euro (858 thousand euro at December 31, 2004), revenues from the sale of electricity and heat to AEM Trading S.r.l. and AEM Calore & Servizi S.p.A.. These revenues refer to sales of 12.4 million kWh of electricity produced by the Boscaccia plant (21.2 million kWh at the end of the previous year) to AEM Trading S.r.l., and to sales of 9.3 million thermal kWh (1 million kWh at December 31, 2004) produced by the Cassano plant to AEM Calore & Servizi S.p.A.. The increase compared with the previous year, amounting to 269 thousand euro, is mainly attributable to higher quantity of thermal kWh sold to AEM Calore & Servizi S.p.A.;
- revenues from the sale of materials to subsidiaries, 77 thousand euro (61 thousand euro at December 31, 2004);
- revenues from services on behalf of third parties of 43,019 thousand euro (41,266 thousand euro at December 31, 2004), attributable for 24,917 thousand euro (27,625 thousand euro at the end of the previous year) to services to the Municipality of Milan and, for 18,102 thousand euro (13,641 thousand euro at December 31, 2004), to services on behalf of third parties. Revenues from services to the Municipality of Milan essentially refer to the management and construction of public illumination and traffic light systems. Revenues from services to third parties principally come from recharging to ASM Brescia S.p.A. its share of the running costs and capital expenditure at the Cassano d'Adda power station;
- revenues for services to subsidiaries for 97,008 thousand euro (68,932 thousand euro at December 31, 2004) relate to administrative, financial, legal, managerial and technical services rendered by AEM S.p.A. to Group companies in accordance to the contracts signed with them and to the sale of green certificates to AEM Trading S.r.l.. The increase of 28,076 thousand euro is mainly due to higher revenues from AEM Trading S.r.l. for the sale of green certificates relating to hydroelectric plants, partly offset by a decrease in services to other subsidiaries;
- revenues for services to associates for 1,138 thousand euro (864 thousand euro at the end of the previous year), for services rendered to the associates Malpensa Energia S.r.l., Plurigas S.p.A. and e-Utile S.p.A.

A4) Increase in internal construction of non-current assets

During the year the following cost were capitalised under "Tangible and intangible assets":

(thousands of euro)	12/31/2005	12/31/2004
Materials	**104**	**196**
(discharged from inventory), including:		
- Intangible assets		
- Property, plant and equipment	104	196
Labour costs	**3,643**	**4,482**
of which in:		
- Intangible assets	-	-
- Property, plant and equipment	3,643	4,482
Total	**3,747**	**4,678**

These amounts reflect the internal costs incurred on capital investments; the notes commenting on tangible and intangible assets give a description of these investments,

A5) Other revenues and income

Other revenues total 152,345 thousand euro (159,027 thousand euro in 2004) and relate to:

- miscellaneous revenues and income, which amount to 24,406 thousand euro (6,189 thousand euro at December 31, 2004), essentially refer to out-of-period income for overprovisions in prior years, reimbursements for damages and penalties recognised by users, insurance companies and individuals and to sales of appliances and materials. The increase, amounting to 18,217 thousand euro, compared with December 31, 2004 is mainly due to higher out-of-period income, as well as to higher damage reimbursements;
- miscellaneous revenues and income, which amount to 126,939 thousand euro (152,062 thousand euro at December 31, 2004), essentially refer to the rent of the hydroelectric and thermoelectric plants to AEM Trading S.r.l.. They also include rents charged to subsidiary and out-of-period income for differences in intercompany provisions in prior years; the decrease, of 25,123 thousand euro, is essentially linked to higher fees for the hydroelectric and thermoelectric power plants under contract to AEM Trading S.r.l.;
- rental income from associates of 865 thousand euro (671 thousand euro at December 31, 2004);
- operating grants from other entities for 135 thousand euro (105 thousand euro at December 31, 2004).

The production value includes 2,049 thousand euro and relates to commercial transactions carried out during the year with associates, the details of which are shown in the table below:

Revenues (thousands of euro)	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l.	Plurigas S.p.A.	e-Utile S.p.A.	Zincar S.r.l.	Mestni Plinovodi Doo	Total
A1) Revenues from the sale of goods and services	*108*	*333*	*217*	*335*	*187*	*5*	***1.185***
• Revenues from sales of electricity	47	-	-	-		-	**47**
• Services on behalf of third parties	61	333	217	335	187	5	**1,138**
A5) Other revenues	-	-	*220*	*602*	*42*	-	***864***
Total	**108**	**333**	**437**	**937**	**229**	**5**	**2,049**

B) PRODUCTION COSTS

B 6) Raw materials, ancillary and consumable materials and goods for resale

The cost for purchasing during the year under review amounted to 5,625 thousand euro (9,343 thousand euro at December 31, 2004) and related to:

- for 4,724 thousand euro (4,596 thousand euro at the end of the previous year), the purchase of materials, shown in the financial statements net of capitalised costs relating to investments. This caption also comprises 123 thousand euro of materials purchased by AEM Elettricità S.p.A.;

(thousands of euro)	12/31/2005	12/31/2004
Purchase of materials	11,101	13,579
(Costs capitalised)	(6,377)	(8,983)
Total	4,724	4,596

- costs for the purchase of other fuels, amounted to 901 thousand euro (725 thousand euro at December 31, 2004).

At December 31, 2004, this caption included 4,022 thousand euro of electricity purchases by AEM Trading S.r.l., whereas no electricity was purchases during the year under review.

B 7) Services

These amount to 113,086 thousand euro (119,541 thousand euro at the end of the previous year) and relate to:

- dispatching of electricity for 24 thousand euro, unchanged with respect to the previous year;
- subcontracted work for 23,267 thousand euro (18,341 thousand euro at December 31, 2004), as summarised in the table below:

(thousands of euro)	12/31/2005	12/31/2004
Subcontracted work	92,575	78,287
(Costs capitalised)	(69,308)	(59,946)
Total	23,267	18,341

These costs, net of capitalised expenses, increase by 4,926 thousand euro mainly due to the rise in expenses for the construction and maintenance of public illumination and traffic light systems.

- 35,691 thousand euro (44,977 thousand euro at December 31, 2004), of other costs, as summarised in the table below:

(thousands of euro)	12/31/2005	12/31/2004
Other costs	37,538	46,808
(Costs capitalised)	(1,847)	(1,831)
Total	35,691	44,977

These costs, net of capitalised expenses, amount to 35,691 thousand euro and refer to the cost of professional services, such as legal, tax, technical consulting, and to the cost of surveillance services, telecommunications activities, insurance coverage and other services

Remuneration paid by AEM S.p.A. to directors in 2005 total 2,100 thousand euro, while the Board of Statutory Auditors were awarded a total of 110 thousand euro.
Pursuant to article 78 of CONSOB resolution no.11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998, concerning issuers, the following information is provided on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and subsidiaries. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A.

Board of Directors

(Amounts in euro)

Name	Position	Duration of the position from	to	Emoluments for the position	Bonuses and other incentives	Other remuneration	TOTAL
Giuliano Zuccoli	Chairman	01.01.05	12.31.05	469,578.08	790,000.00		1,259,578.08
	Director	01.01.05	12.31.05	38,682.24		54,000.00	92,682.24
Francesco Randazzo	Deputy Chairman	01.01.05	04.29.05	39,123.28			39,123.28
	Director	01.01.05	12.31.05	38,682.24		44,000.00	82,682.24
Alberto Sciumè	Deputy Chairman	07.15.05	12.31.05	27,945.21			27,945.21
	Director	04.30.05	12.31.05	26,619.22		8,000.00	34,619.22
Paolo Oberti	Director	01.01.05	12.31.05	38,682.24			38,682.24
Aldo Scarselli	Director	01.01.05	12.31.05	38,682.24		74,277.37	112,959.61
Mario Mauri	Director	01.01.05	12.31.05	38,682.24		248,000.00	286,682.24
Antonio Taormina	Director	01.01.05	12.31.05	38,682.24			38,682.24
Giulio Del Ninno	Director	01.01.05	04.29.05	12,063.01		1,000.00	13,063.01
Gianni Castelli	Director	01.01.05	04.29.05	12,063.01		4,000.00	16,063.01
Dario Cassinelli	Director	04.30.05	12.31.05	26,619.22		4,000.00	30,619.22
Umberto Quadrino	Director	04.30.05	9.09.05	14,361.69			14,361.69
Luigi Galassi	Director	09.29.05	12.31.05	10,171.57		2,000.00	12,171.57
TOTAL				**870,637.73**	**790,000.00**	**439,277.37**	**2,099,915.10**

Board of Statutory Auditors

(Amounts in euro)

Name	Position	Duration of the position from	to	Emoluments for the position	Bonuses and other incentives	Other remuneration	TOTAL
Alfredo Fossati	Chairman Board of Statutory Auditors	04.30.05	12.31.05	32,374.27			32,374.27
	Acting Statutory Auditor	01.01.05	04.29.05	9,780.82			9,780.82
Luigi Carlo Spadacini	Acting Statutory Auditor	04.30.05	12.31.05	21,583.30			21,583.30
	Chairman Board of Statutory Auditors	01.01.05	04.29.05	14,671.23			14,671.23
Italo Bruno Vergallo	Acting Statutory Auditor	01.01.05	04.29.05	9,780.82			9,780.82
Salvatore Rino Messina	Acting Statutory Auditor	04.30.05	12.31.05	21,583.30			21,583.30
TOTAL				**109,773.74**			**109,773.74**

- for 39,975 thousand euro (44,674 thousand euro at December 31, 2004), services from subsidiaries which, net of capitalisation amounting to 3,545 thousand euro, refer to:
  - for 170 thousand euro (113 thousand euro at December 31, 2004), services received from Metroweb S.p.A.;
  - for 246 thousand euro (221 thousand euro at December 31, 2004), services received from AEM Trasmissione S.p.A. for maintenance work on 23 kV and medium voltage lines;
  - for 28,312 thousand euro (30,772 thousand euro in the previous year), services received from AEM Elettricità S.p.A. for construction and maintenance work on urban illumination and traffic lights plants in the Municipality of Milan, ordered from the subsidiary after this business had been transferred to it;
  - for 6,217 thousand euro (11,717 thousand euro at December 31, 2004), services received from AEM Calore & Servizi S.p.A. concerning management and maintenance work on industrial and office buildings;
  - for 726 thousand euro (830 thousand euro in 2004), services received from AEM Energia S.p.A. and the purchase of natural gas from the same subsidiary for internal consumption;
  - for 383 thousand euro (648 thousand euro at December 31, 2004), various services received from AEM Gas S.p.A.;
  - for 427 thousand euro (216 thousand euro at the end of the previous year), services received from AEM Service S.r.l. for credit recovery, front-office and back-office activities;
  - for 3,494 thousand euro (157 thousand euro at December 31, 2004), various services received from AEM Trading S.r.l., mainly relating to recharges of negative mismatches for electricity produced by AEM S.p.A.'s power stations and injected into the network;
- for 14,129 thousand euro (11,525 thousand euro at December 31, 2004), services from associates net of capitalisations of 5,307 thousand euro, essentially for IT services received from e-Utile S.p.A.

B 8) Use of third-party assets

These costs amount to 8,347 thousand euro (8,428 thousand euro at December 31, 2004) and relate to the annual lease instalment for the building in Corso di Porta Vittoria, the annual fee for the use of application software, car rentals and rent paid to the subsidiary AEM Elettricità S.p.A. for 89 thousand euro, for the building in Via Ponte Nuovo, Milan.

B 9) Labour costs

In 2005 labour costs amounted to 45,592 thousand euro (42,432 thousand euro at December 31, 2004). These costs are made up of wages and salaries for 31,021 thousand euro, social contribution for 8,881 thousand euro, severance indemnities for 2,608 thousand euro and other costs for 3,082 thousand euro. The increase in labour cost of 3,160 thousand euro is principally attributable to the rise in wages and salaries after the latest renewal of the national labour contracts, as well as an increase in other costs

The average number of employees is analysed below by grade:

	2005			**2004**		
	Electricity	Gas	Total	Electricity	Gas	Total
Managers	21		21	22		22
Supervisors	53	19	72	58	15	73
White-collar workers	392	146	538	396	141	537
Blue-collar workers	149	2	151	150	2	152
Total	615	167	782	626	158	784

B 10) Amortisation, depreciation and writedowns

This caption comes to 37,486 thousand euro (30,784 thousand euro at December 31, 2004) and refers to:

- amortisation, 5,375 thousand euro (4,375 thousand euro at December 31, 2004), mainly for the amortisation charge for the year on costs incurred for the purchase of application software, as well as expenses for leasehold improvements, such as maintenance on the building in Corso di Porta Vittoria, Milan, which are amortised over the duration of the lease-back contract;
- depreciation of property, plant and equipment, amounting to 31,928 thousand euro (26,035 thousand euro at December 31, 2004), of which 13,405 thousand euro (8,732 thousand euro at December 31, 2003) referred to the depreciation of freely transferable assets.

Depreciation of property, plant and equipment is calculated on the basis of percentages that reflect the residual useful life of the assets, based on the expert appraisal carried out at the time all of the assets of Azienda Energetica Municipale were transferred to AEM S.p.A. Freely transferable assets are depreciated over the residual life of the concession, renewed for another 10 years;

- other writedowns of tangible and intangible assets of 173 thousand euro, as described in the notes on the assets side of the balance sheet;
- provision for bad and doubtful accounts, 10 thousand euro (392 thousand euro at December 31, 2004), needed to adjust receivables from users and customers to their realisable value.

B 11) Change in inventories of raw, ancillary and consumable materials and goods for resale

Inventories at December 31, 2005 amount to 47 thousand euro (21 thousand euro at December 31, 2004). It refers to inventories of materials belonging to the Production division.

B 12) Provisions for risks and charges

This caption, of 40,704 thousand euro (12,812 thousand euro at December 31, 2004), refers in part (683 thousand euro) to the provision to adjust the specific risk reserve for AEM's effective liability (at present value, based on actuarial calculations) owing to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and for the rest (40,021 thousand euro) to the provision for disputes currently pending with third parties and social security institutions, as well as for potential liabilities inherent to the business.

B 14) Other operating expenses

Other operating expenses total 24,734 thousand euro (17,531 thousand euro at December 31, 2004) and relate to:

- taxes and other fees of 13,680 thousand euro (10,924 thousand euro at December 31, 2004), net of capitalisations of 57 thousand euro; this comprises water fees paid to various entities, 8,988 thousand euro, as well as other taxes. 4,692 thousand euro, mainly for the payment of taxes (ICI and COSAP);
- other operating expenses of 11,021 thousand euro (6,607 thousand euro at December 31, 2004) relating to general expenses for membership fees to various entities, losses on the disposal of assets, contributions and gifts to various parties, as well as out-of-period expenses and underprovisions made in previous years;
- out-of-period expenses versus Group companies of 33 thousand euro.

C) FINANCIAL INCOME AND CHARGES

C 15) Income from investments

Income from investments comes to 133,766 thousand euro (127,154 thousand euro at December 31, 2004) and refers to:

- 116,704 thousand euro (115,061 thousand euro at December 31, 2004), 2005 dividends from subsidiaries, recorded in the financial statements according to the accruals principle;
- 12,186 thousand euro (8,860 thousand euro at December 31, 2004), 2005 dividends, recorded in the financial statements according to the accruals principle from the associated company Plurigas S.p.A., amounting to 12,000 thousand euro, and from Malpensa Energia S.r.l., 186 thousand euro 2005;
- 2,887 thousand euro (2,961 thousand euro at December 31, 2004), 2004 dividends from affiliates amounting to 2,720 thousand euro from Atel SA, 18 thousand euro from Emittenti Titoli S.p.A., 8 thousand euro from Asm Sondrio S.p.A. and 141 thousand euro from AGAM S.p.A.;
- 258 thousand euro, income from the sale of rights on the increase in capital of Fastweb S.p.A.;
- 1,731 thousand euro (272 thousand euro at December 31, 2004), gain realised on the sale of 7,909,605 treasury shares to buy the investment in Ecodeco S.r.l.

C16) Other financial income

It amounts to 14,323 thousand euro (12,372 thousand euro at December 31, 2004) and concerns:

- for 564 thousand euro (51 thousand euro in 2004) income from securities included both in current and non-current assets;
- for 10,550 thousand euro (9,568 thousand euro at December 31, 2004), interest from subsidiaries accrued on intercompany current accounts;
- for an amount less than one thousand euro (255 thousand euro at December 31, 2004), interest on receivables from associates;
- for 3,209 thousand euro (2,498 thousand euro at December 31, 2004) miscellaneous income made up of:
  - for 2,734 thousand euro (1,580 thousand euro at December 31, 2004) interest on bank deposits;
  - for 475 thousand euro (725 thousand euro at December 31, 2004), interest on other receivables, due to income for advance payments to suppliers and interest on miscellaneous receivables

  At December 31, 2004 this caption also included 193 thousand euro of interest income on short-term financial receivables, which at the end of 2005 showed a zero balance.

C 17) Interest and other financial charges

Financial charges, which total 48,171 thousand euro (33,995 thousand euro at December 31, 2004), refer to:

- 7,469 thousand euro (1,428 thousand euro in 2004), for interest to subsidiaries accrued on intercompany current accounts;
- 11 thousand euro of interest from Zincar S.r.l. for financial charges under the current account contract that existed up to June 2005. At December 31, 2004 this caption had a zero balance.
- for 1,793 thousand euro (1,732 thousand euro in 31), interest payable to the Municipality of Milan relating to interest expense accrued on the current account between AEM S.p.A. and the Municipality of Milan which regulates financial relations between AEM S.p.A. and the Municipality;
- for 38,898 thousand euro (30,835 thousand euro at December 31, 2004), interest due to others, which shows an increase of 8,063 thousand euro, essentially deriving from higher interest charges on revolving credit lines stipulated with various banks.
  Interest on the bond loan and to banks is shown net of the financial effect of hedging the interest rate risk, which was positive for around 7,796 thousand euro.
  The strategy of financial rationalisation and the transformation of most of the fixed-rate debt to floating-rate within a collar with barrier have helped limit the increase in financial charges to 8,063 thousand euro compared with the same period last year, even though the average level of debt was significantly higher than last year.

C 17 bis) Exchange gains and losses

This caption shows a negative balance of 180 thousand euro (positive balance in 2004 of 13 thousand euro) deriving from the difference between exchange gains of 72 thousand euro and exchange losses of 252 thousand euro.

D) ADJUSTMENTS TO FINANCIAL ASSETS

D18) Revaluations

These amount to 472 thousand euro (4,203 thousand euro at December 31, 2004) and refer to a partial writeback of the investment in AEM Torino S.p.A. to align it with the average market value for the last six months of the year (438 thousand euro) and revaluation of the interest in Mestni Plinovodi d.o.o. (34 thousand euro).

D19) Writedowns

At December 31, 2005 this caption had a zero balance (1,168 thousand euro at December 2004).

E) EXTRAORDINARY INCOME AND CHARGES

E 20) Extraordinary income

At December 31, 2005 they amounted to 50,433 thousand euro (31,107 thousand euro at December 31, 2004) and refer for 50,015 thousand euro to the gain from the sale of the interest in Fastweb S.p.A. (formerly e.Biscom S.p.A.), on June 28, 2005 and for 409 thousand euro to extraordinary out-of-period income. At December 31, 2004 this caption also included the effects of "defiscalisation".

E 21) Extraordinary charges

This caption amounts to 135 thousand euro (3,592 thousand euro at December 31, 2004) and essentially refers to extraordinary out-of-period expenses related to prior year taxes. At December 31, 2004 it also included deferred tax liabilities linked to the so-called "defiscalisation".

22) CURRENT INCOME TAXES FOR THE YEAR, DEFERRED TAX ASSETS AND LIABILITIES

In accordance with arts. 117-129 of Decree 917/86. the Company files for income tax (IRES) on a consolidated basis, together with its subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A AEM Energia S.p.A. AEM Trading S.r.l., AEM Service S.r.l., AEM Trasmissione S.p.A. Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l., and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
As regards the changes in the scope of consolidation, during 2005 Zincar S.r.l. was excluded from the consolidated tax filing system has it was no longer controlled by AEM S.p.A., and Delmi S.p.A. joined the scheme.
Deferred tax assets and liabilities determined at the time subsidiaries calculate their taxable income, again only for IRES purposes, are not transferred to the parent company, AEM S.p.A., but booked to the income statement of the individual subsidiary every time there is a real divergence between their taxable income and statutory pre-tax income due to the presence of temporary differences. The deferred tax assets and liabilities shown in the income statement of AEM S.p.A. have therefore been calculated exclusively on the temporary differences between its own taxable income and statutory pre-tax income.
Because of the consolidated tax filing system, the current corporate income tax (IRES) of AEM S.p.A. consists of the taxes based on the Group pre-tax income and "income/charges from consolidated tax filing"; these are made up respectively of the remuneration/payment for transferring a tax loss or taxable income to the parent company AEM S.p.A.
We would also point out that, as the previous year, AEM's taxable income and related current corporate tax (IRES) have also been affected by the increase caused by adding the income of Plurigas S.p.A. (held 40%) following application of the fiscal transparency regime in accordance with art. 115 of Decree 917/86. AEM has also booked deferred tax assets and liabilities, again with reference to income added under the fiscal transparency regime, as will be shown in the detailed tax schedules below.
Regional tax on business activities (IRAP) is not affected by the consolidated tax filing system and has therefore been calculated at a rate of 4.25% on the net production value, suitably adjusted as required by tax law. Deferred tax assets and liabilities are recorded in the income statement to provide a better representation of the tax charge for the period, taking into account the fiscal effects of temporary differences between book net profit and taxable income.
Deferred taxation has been taken into consideration for both IRES and IRAP purposes and deferred tax assets and liabilities are booked according to the balance sheet method.

At December 31, 2005, the current and deferred tax liabilities for IRES and IRAP amount to 5,663 thousand euro (20,532 thousand euro at the end of the previous year) and are made up as follows:

- 339 thousand euro, negative, for current IRES;
- 3,160 thousand euro for current IRAP;
- 10,955 thousand euro for deferred tax liabilities for IRES purposes;
- 1,265 thousand euro for deferred tax liabilities for IRAP purposes;
- 9,845 thousand euro of deferred tax assets offsetting the IRES liability;
- 467 thousand euro for deferred tax assets for IRAP purpose.

Current IRES for the year is showing a negative balance as the sum of the tax credits transferred by the subsidiaries was greater than the gross amount of tax payable on a consolidated basis; this is due to the fact that one of the Group companies transferred a tax loss without receiving full remuneration for it from the parent company AEM S.p.A., in accordance with the specific consolidation agreement.

The Company has made deductions for tax purposes (i.e. off-the-books) for 2005, pursuant to art. 109.4. b) of Decree 917/86, of 34,306 thousand euro, for higher depreciation and amortisation and higher provisions for bad and doubtful accounts.
The main additions for IRES purposes, by way of permanent differences, include not only the income booked in connection with the fiscal transparency regime (11,100 thousand euro), but also non-deductible out-of-period expenses of 3,505 thousand euro and other non-deductible costs of 3,179 thousand euro.

For information purposes, we would point out that the inclusion of the Company's portion of the income of Plurigas S.p.A. resulting from application of the transparency regime has led to higher taxes for AEM amounting to 4,976 thousand euro.

The following tables show the calculation of IRES and IRAP for the year.

CALCULATION OF CURRENT INCOME TAX (IRES)

(in euro)

Amounts according to consolidated tax return	**81,573,449**	a)
Subsidiaries' consolidated tax income/charges		
AEM Calore e Servizi S.p.A.	-1,413,836	
AEM Elettricità S.p.A.	-10,950,137	
Aem Energia S.p.A.	-10,981,140	
Aem Gas S.p.A.	-15,934,932	
Aem Service S.r.l.	-1,082,019	
Aem Trading S.r.l.	-37,919,046	
Aem Trasmissione S.p.A.	-2,598,381	
Metroweb S.p.A.	0	
Serenissima Energia S.r.l.	-699,697	
Serenissima Gas S.p.A.	-1,249,525	
Delmi S.p.A.	916,392	
	-81,912,321	b)
Current taxes AEM S.p.A.	**-338,872**	a) + b)

(in euro)	**IRAP based on production value**
Net production value	104,761,921
Adjustments made according to IRES regulations	-34,107,904
Adjustments made according to IRAP regulations	3,714,360
Taxable income	74,368,377
IRAP at 4.25%	3,160,656

CALCULATION OF IRES FOR THE YEAR
(in euro)

Current IRES for the year (income statement caption 22a.)		**-338,872**
- IRES deferred tax assets for temporary differences during the year	-13,154,022	
-IRES deferred tax assets for temporary differences during the year relating to the company under the transparency regime	-294.349	
+ Reversal of deferred tax assets for temporary differences relating to previous years	2,061,935	
+ Reversal of deferred tax assets for temporary differences during previous years relating to the company under the transparency regime	1,541,350	
TOTAL DEFERRED TAX ASSETS		**-9,845,086**
+ IRES deferred tax liabilities on temporary differences during the year	12,237,484	
+IRES deferred tax liabilities for temporary differences during the year relating to the company under the transparency regime	65.674	
- Reversal of deferred tax liabilities for temporary differences relating to previous years	-1,348,569	
+ Reversal of deferred tax liabilities for temporary differences during previous years relating to the company under the transparency regime	0	
TOTAL DEFERRED TAX LIABILITIES		**10,954,589**
= IRES for the year		**770,631**

CALCULATION OF IRAP FOR THE YEAR
(in euro)

Current IRAP on income for the year (caption 22a of the income statement)		**3,160,656**
- IRAP deferred tax assets for temporary differences during the year	-230,516	
+ Reversal of deferred tax assets for temporary differences relating to previous years	697,454	
TOTAL DEFERRED TAX ASSETS		**466,938**
+ IRAP deferred tax liabilities on temporary differences during the year	1,428,471	
- Reversal of IRAP deferred tax assets for temporary differences relating to prior years	-163,858	
TOTAL DEFERRED TAX LIABILITIES		**1,264,613**
= IRAP for the year		**4,892,207**

Pursuant to art. 2427.14, of the Italian Civil Code, the following is an explanation of the Company's deferred tax assets and liabilities, with reference to:

- temporary differences giving rise to the booking or reversal of deferred tax assets and liabilities for IRES purposes on the income of AEM S.p.A.;
- temporary differences giving rise to the booking or reversal of deferred tax assets and liabilities for IRES purposes on the income of Plurigas S.p.A. under the transparency regime, pertaining 40% to AEM S.p.A.;
- temporary differences giving rise to the booking or reversal of deferred tax assets or liabilities for IRAP purposes.

IRES - DEFERRED TAX ASSETS AND LIABILITIES PERTAINING TO AEM S.p.A

Taxable temporary differences

Description	Deferred tax liabilities of the previous year			Reversals during current year			Increases during the year			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purp	13,061,062	33%	4,310,150	3,394,895	33%	1,120,315	-	33%	-	9,666,167	33%	3,189,836
Deferred extraordinary capital gains (on sale of busine	693,278	33%	228,782	231,093	33%	76,261	-	33%	-	462,185	33%	152,521
Unremunerated consolidated losses		33%	-		33%	-	2,776,945	33%	916,392	2,776,945	33%	916,392
Deductions made off-the-books as per art. 109 ITCA:	52,178,180	33%	17,218,799	460,586	33%	151,993		33%	-	51,717,594	33%	17,066,806
Deductions made off-the-books as per art. 109 ITCA: current year portion							34,306,341	33%	11,321,093	34,306,341	33%	11,321,093
Total	65,932,520		21,757,732	4,086,574		1,348,569	37,083,286		12,237,484	98,929,232		32,646,648

Deductible temporary differences

Description	Prior year deferred tax assets			Reversals during current year			Increases during the year			Total deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	297,509	33%	98,178	163,735	33%	54,033	63,070	33%	20,813	196,844	33%	64,959
Statutory depreciation in excess of fiscal depreciation	3,387,075	33%	1,117,735		33%	-	260,657	33%	86,017	3,647,732	33%	1,203,752
Provision for risks - water fee surcharges	3,702,046	33%	1,221,675	-	33%	-	536,634	33%	177,089	4,238,680	33%	1,398,764
Provision for inventory obsolescence	1,513,123	33%	499,331	1,432,825	33%	472,832	106,177	33%	35,038	186,475	33%	61,537
Provision for litigation with third parties	77,469	33%	25,565	77,469	33%	25,565	-	33%	-	-	33%	-
Writedowns of property, plant and equipment	7,338,437	33%	2,421,684		33%	-	173,055	33%	57,108	7,511,492	33%	2,478,792
Provision for disputes with employees	325,000	33%	107,250	175,000	33%	57,750	430,000	33%	141,900	580,000	33%	191,400
Provision for specific risks - notice	3,499,000	33%	1,154,670	31,867	33%	10,516	65,867	33%	21,736	3,533,000	33%	1,165,890
Provision for bad and doubtful accounts in excess	808,706	33%	266,873	329,936	33%	108,879	-	33%	-	478,770	33%	157,994
Productivity bonus and related charges	954,236	33%	314,898	954,236	33%	314,898	1,001,855	33%	330,612	1,001,855	33%	330,612
Back pay and related charges	287,280	33%	94,802	287,280	33%	94,802	243,994	33%	80,518	243,994	33%	80,518
Directors' fees still to be paid	767,031	33%	253,120	767,031	33%	253,120	766,290	33%	252,876	766,290	33%	252,876
Writedown of investments	5,367,761	33%	1,771,361	1,995,762	33%	658,601	-	33%	-	3,371,999	33%	1,112,760
Risk provision for personnel charges	17,181,990	33%	5,670,057		33%	-	35,497,051	33%	11,714,027	52,679,041	33%	17,384,084
Provision for payments in lieu of notice (certain)	336,618	33%	111,084	119,689	33%	39,497	52,651	33%	17,375	269,580	33%	88,961
Provision to Premungas reserve	27,528,133	33%	9,084,284		33%	-	682,646	33%	225,273	28,210,779	33%	9,309,557
Total	73,371,414		24,212,687	6,334,830		2,090,494	38,879,947		13,160,383	106,918,531		35,282,456

IRES - TIMING DIFFERENCE RELATING TO PLURIGAS S.P.A. UNDER THE FISCAL TRANSPARENCY REGIME.

Taxable temporary differences

Description	Deferred tax liabilities of the previous year				Reversals during current year				Increases during the year				Total deferred tax liabilities			
	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)
Deductions made off-the-books as per art. 109 ITCA:	2,189,030	33%	722,380	288,952	-	33%	-	-		33%	-	-	2,189,030	33%	722,380	288,952
Deductions made off-the-books as per art. 109 ITCA: current year portion								-	497,529	33%	164,185	65,674	497,529	33%	164,185	65,674
Total	2,189,030		722,380	288,952	-		-	-	497,529		164,185	65,674	2,686,559		886,564	354,626

Deductible temporary differences

Description	Prior year deferred tax assets				Reversals during current year				Increases during the year				Total deferred tax assets			
	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)	Taxable income	Rate	Tax	Aem's share (40%)
Entertainment expenses	768	33%	253	101	301	33%	99	40	1,762	33%	582	233	2,229	33%	736	294
Provision for specific risks	13,872,708	33%	4,577,994	1,831,197	11,330,539	33%	3,739,078	1,495,631	1,553,051	33%	512,507	205,003	4,095,220	33%	1,351,423	540,569
Productivity bonus and related charges	5,186	33%	1,711	685	5,186	33%	1,711	685	4,956	33%	1,635	654	4,956	33%	1,635	654
Back pay and related charges	340,865	33%	112,485	44,994	340,865	33%	112,485	44,994	321,013	33%	105,934	42,374	321,013	33%	105,934	42,374
Directors' fees still to be paid		33%	-	-		33%	-	-	34,000	33%	11,220	4,488	34,000	33%	11,220	4,488
Unrealised exchange losses		33%	-	-		33%	-	-	187,680	33%	61,934	24,774	187,680	33%	61,934	24,774
Risk provision for personnel costs		33%	-	-		33%	-	-	127,456	33%	42,060	16,824	127,456	33%	42,060	16,824
Total	14,219,527		4,692,444	1,876,978	11,676,891		3,853,374	1,541,350	2,229,918		735,873	294,349	4,772,564		1,574,543	629,977

IRAP - DEFERRED TAX ASSETS AND LIABILITIES PERTAINING TO AEM S.p.A

Taxable temporary differences

Description	Deferred tax liabilities of the previous year			Reversals during current year			Increases during the year			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purp	13,061,061	4.25%	555,095	3,394,895	4.25%	144,283	-	4.25%	-	9,666,166	4.25%	410,812
Deductions made off-the-books as per art. 109 ITCA:	49,215,496	4.25%	2,091,659	460,586	4.25%	19,575		4.25%	-	48,754,910	4.25%	2,072,084
Deductions made off-the-books as per art. 109 ITCA: current year portion							33,611,078	4.25%	1,428,471	33,611,078	4.25%	1,428,471
Total	62,276,557		2,646,754	3,855,481		163,858	33,611,078		1,428,471	92,032,154		3,911,367

Deductible temporary differences

Description	Prior year deferred tax assets			Reversals during current year			Increases during the year			Total deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	297,508	4.25%	12,644	163,735	4.25%	6,959	63,070	4.25%	2,680	196,843	4.25%	8,366
Statutory depreciation in excess of fiscal depreciation	3,387,075	4.25%	143,951		4.25%	-	260,657	4.25%	11,078	3,647,732	4.25%	155,029
Provision for risks - water fee surcharges	3,194,835	4.25%	135,780	-	4.25%	-	1,043,845	4.25%	44,363	4,238,680	4.25%	180,144
Provision for inventory obsolescence	1,459,377	4.25%	62,024	1,432,825	4.25%	60,895	159,923	4.25%	6,797	186,475	4.25%	7,925
Provision for risks - ICI	13,565,679	4.25%	576,541	12,514,898	4.25%	531,883	4,303,588	4.25%	182,902	5,354,369	4.25%	227,561
Provision for specific risks	2,299,218	4.25%	97,717	2,299,218	4.25%	97,717	-	4.25%	-	-	4.25%	-
Provision for risks - Other risks	229,270	4.25%	9,744	229,270	4.25%	9,744	-	4.25%	-	-	4.25%	-
Writedowns of property, plant and equipment		4.25%	-		4.25%	-	7,511,492	4.25%	319,238	7,511,492	4.25%	319,238
Total	24,432,982		1,038,401	16,639,948		707,198	13,342,575		567,059	21,135,881		898,263

The Board of Directors

The Chairman
Giuliano Zuccoli

Attachment 1 - Statement of changes in intangible assets

(thousands of euro)

Intangible assets	Balance at 12.31.2004			Changes during the year				Balance at 12.31.2005		
	Gross value	Amortisation	Residual value	Additions	Category changes	Amortisation	Total changes of the year	Gross value	Amortisation	Residual value
Start-up and expansion costs	8,313	(8,313)						8,313	(8,313)	
Research and development costs										
Industrial patents and intellectual property rights	19,188	(8,423)	10,765	1,696	5,506	(3,096)	4,106	26,390	(11,519)	14,871
Concessions, licences, trademarks and similar r	8,358	(7,564)	794	435	1,069	(1,011)	493	9,862	(8,575)	1,287
Goodwill										
Assets in process of formation	3,159		3,159	4,540	(7,075)		(2,535)	624		624
Other intangible assets	7,567	(3,651)	3,916	897	500	(1,268)	129	8,964	(4,919)	4,045
Total intangible assets	**46,585**	**(27,951)**	**18,634**	**7,568**		**(5,375)**	**2,193**	**54,153**	**(33,326)**	**20,827**

Attachment 2 - Statement of changes in property, plant and equipment

(thousands of euro)

Property, plant and equipment	Balance at 12.31.2004			Changes during the year									Balance at 12.31.2005		
						Reclassifications		Disposals							
	Gross value	Accumulated depreciation	Residual value	Additions	Category changes	Value of the asset	Accumulated depreciation	Value of the asset	Accumulated depreciation	Depreciation	Writedowns	Total changes during the year	Gross value	Accumulated depreciation	Residual value
Non-transferable assets															
Land and buildings															
Non-industrial land	57		57										57		57
Non-industrial buildings	3,627	-1,641	1,986	134						-217		-83	3,761	-1,858	1,903
Industrial land and buildings	102,519	-17,732	84,787	1,075	4,814			-31	7	-2,420	-126	3,319	108,251	-20,145	88,106
- Total land and buildings	**106,203**	**-19,373**	**86,830**	**1,209**	**4,814**			**-31**	**7**	**-2,637**	**-126**	**3,236**	**112,069**	**-22,003**	**90,066**
Plant and machinery															
Production plant	335,765	-69,473	266,292	1,645	14,468	1,190	-12	-3,601	543	-12,136	-43	2,054	349,424	-81,080	268,344
Transformation stations	1,914	-1,680	234							-13	-4	-17	1,910	-1,693	217
Distribution networks	29,777	-7,138	22,639	568	2,514	-1,177	12	-25	8	-1,164		736	31,657	-8,282	23,375
- Total plant and machinery	**367,456**	**-78,291**	**289,165**	**2,213**	**16,982**	**13**		**-3,626**	**551**	**-13,313**	**-47**	**2,773**	**382,991**	**-91,055**	**291,936**
Industrial and commercial equipment															
Miscellaneous equipment	8,993	-5,097	3,896	281	34			-153	101	-632		-369	9,155	-5,628	3,527
Mobile phones	4	-4		6						-6			10	-10	
- Total industrial and commercial equipment	**8,997**	**-5,101**	**3,896**	**287**	**34**			**-153**	**101**	**-638**		**-369**	**9,165**	**-5,638**	**3,527**
Other property, plant and equipment															
Furniture and fittings	3,949	-2,713	1,236	225	49					-201		73	4,223	-2,914	1,309
Electric and electronic office machines	15,097	-7,314	7,783	2,124						-1,691		433	17,221	-9,005	8,216
Vehicles	646	-529	117					-28	28	-25		-25	618	-526	92
Industrial assets	704	-704		18						-18			722	-722	
- Total other property, plant and equipment	**20,396**	**-11,260**	**9,136**	**2,367**	**49**			**-28**	**28**	**-1,935**		**481**	**22,784**	**-13,167**	**9,617**
Construction in progress and advances															
Non-industrial buildings	546		546	112								112	658		658
Industrial buildings	6,867		6,867	881	-4,814			-2,154				-6,087	780		780
Production plant	92,525		92,525	53,715	-17,054	8,357		-481				44,537	137,062		137,062
Other property, plant and equipment				34	-34										
Advances	9,439		9,439			-8,357						-8,357	1,082		1,082
- Total construction in progress and advances	**109,377**		**109,377**	**54,742**	**-21,902**			**-2,635**				**30,205**	**139,582**		**139,582**
- Total non-transferable assets	**612,429**	**-114,025**	**498,404**	**60,818**	**-23**	**13**		**-6,473**	**687**	**-18,523**	**-173**	**36,326**	**666,591**	**-131,863**	**534,728**
Transferable assets															
Plant and machinery	320,030	-47,260	272,770	608	372	-13				-13,405		-12,438	320,997	-60,663	260,334
Transferable assets in construction	24,558		24,558	12,838	-349							12,489	37,047		37,047
- Total transferable assets	**344,588**	**-47,260**	**297,328**	**13,446**	**23**	**-13**				**-13,405**		**51**	**358,044**	**-60,663**	**297,381**
Grand total	**957,017**	**-161,285**	**795,732**	**74,264**				**-6,473**	**687**	**-31,928**	**-173**	**36,377**	**1,024,635**	**-192,526**	**832,109**

Attachment no. 2-bis Detail of leased assets	12/31/2005		12/31/2004	
(figures in thousands of euro)	**Amount**		**Amount**	
Contracts outstanding:				
Assets				
Assets under finance leases - original value	56,184		56,184	
Depreciation charge of prior years	(4,818)	a	(3,391)	a
Depreciation charge for the year	(1,427)	a	(1,427)	a
Assets purchased under finance leases during the year	-		-	
Assets under finance leases redeemed during the year	-		-	
Writedowns/writebacks of assets under finance leases	-		-	
Assets under finance leases at the end of the year,				
net of total depreciation of 6,245 thousand euro	**49,939**	b	**51,366**	b
b) Redeemed assets				
Higher total value of redeemed assets calculated according to the financial method compared				
with their net book value at the end of the year.				
Liabilities	**Amount**		**Amount**	
Implicit debt in finance lease transactions - original value	56,862		56,862	
Reduction for repayment of capital in prior years	(16,536)	c	(11,408)	c
Reduction for repayment of capital and redemptions during the year	(5,028)	c	(5,128)	c
Implicit debt that arose during the year	-		-	
Implicit debt in finance lease transactions at the end of the year	**35,298**	d	**40,326**	d
(including 5,275 thousand euro falling due within one year, 29,417 thousand euro				
falling due from 1 to 5 years and 607 thousand euro falling due beyond 5 years)				
Total gross effect at the end of the year (-a + c)	**15,319**	e	**11,718**	e
Net tax effect	**(6,069)**	f	**(4,690)**	f
Effect on shareholders' equity at the end of the year (e + f)	**9,250**		**7,028**	
The effect on the income statement can be represented as follows:				
Reversal of finance lease instalments	5,918		6,239	
Booking of financial charges on finance lease transactions	(890)		(1,100)	
Booking of:				
- depreciation charges on outstanding contracts	(1,427)		(1,427)	
- value adjustments to leased assets	0		0	
Effect on income before taxes	**3,601**		**3,712**	
Booking of tax effect	(1,379)		(1,430)	
Effect on the net result for the year of booking lease transactions				
according to the finance lease method	**2,222**		**2,282**	
Notes:				
a) Depreciation of property, plant and equipment				
b) Net book value of property, plant and equipment				
c) Amounts of capital repaid				
d) Effect on other payables				

Attachment no. 3 - Statement of changes in investments in subsidiary and associates
in thousands of euro

Investments	Book value 12.31.2004	Changes during the year				Book value 12.31.2005	Equity method		
		Increases	Disposals	Writebacks/ Writedowns	Other changes		Change in % held	Shareholders' equity 12.31.2005	Pro quota Amount
LONG-TERM FINANCIAL ASSETS									
Subsidiaries :									
Metroweb S.p.A.	50,656					50,656	100.00%	32,721	32,721
AEM Elettricità S.p.A.	568,205					568,205	99.99%	575,769	575,711
AEM Gas S.p.A.	643,825					643,825	99.99%	666,439	666,372
AEM Trasmissione S.p.A.	77,566					77,566	99.99%	83,014	83,006
AEM Energia S.p.A.	58,761					58,761	99.99%	75,698	75,690
AEM Service S.r.l.	12,405					12,405	100.00%	11,618	11,618
Aem Trading S.r.l.	99					99	100.00%	73,035	73,035
AEM Calore & Servizi S.p.A.	8,999		(900)			8,099	100.00%	2,405	2,405
Serenissima Gas S.p.A.	16,700					16,700	71.44%	7,697	5,499
Serenissima Energia S.r.l.	721					721	71.44%	1,697	1,212
Delmi S.p.A. (formerly Aem Delmi S.r.l.)	15	935,100				935,115	51.00%	1,876,864	957,201
Zincar S.r.l.	149				(149)				
Total subsidiaries	**1,438,101**	**935,100**	**(900)**		**(149)**	**2,372,152**		**3,406,957**	**2,484,471**
Associates:									
AEM-BONATTI S.c.a.r.l (in liquidation) (1)	5					5	50.00%		
Malpensa Energia S.r.l.	2,531					2,531	49.00%	8,207	4,021
e-Utile S.p.A. (2)	268					268	49.00%	2,501	1,225
Mestni Plinovodi d.o.o.	6,618			34		6,653	41.11%	16,181	6,652
Plurigas S.p.A.	320					320	40.00%	46,585	18,634
Zincar S.r.l.					86	86	37.00%	589	218
Società Servizi Valdisotto S.p.A.	2,073					2,073	35.76%	7,360	2,632
Alagaz S.p.A.	8					8	35.00%	22	8
Ecodeco S.r.l.		70,454				70,454	30.00%	85,600	25,680
Fastweb S.p.A. (formerly e.Biscom S.p.A.	242,989				(242,989)				
Total associates	**254,811**	**70,454**		**34**	**(242,903)**	**82,397**		**167,045**	**59,070**
other companies:									
Bluefare Ltd	2					2	20.00%		
AGAM S.p.A.	17,439					17,439	17.49%		
Edipower S.p.A.	318,769					318,769	16.00%		
Consorzio DIX.IT (in liquidation)	738					738	14.28%		
Consorzio Milano Sistema	25					25	10.00%		
Atel Aare - Tessin AG fur Elektrizitat	99,199					99,199	5.76%		
Asm Sondrio S.p.A.	874					874	3.99%		
CESI (Italian Electrotechnical Testing Cent	165					165	1.87%		
Emittenti Titoli S.p.A.	78					78	1.85%		
Aem Torino S.p.A.	12,471			438		12,909	1.46%		
AVIO Valtellina S.p.A.	5					5	0.19%		
Fastweb S.p.A. (formerly e.Biscom S.p.A.			(242,989)		242,989				
Total other companies	**449,765**		**(242,989)**	**438**	**242,989**	**450,203**			
Total	**2,142,677**	**1,005,554**	**(243,889)**	**472**	**(63)**	**2,904,752**		**3,574,002**	**2,543,541**

(1) Figures at December 31 2005 not available
(2) Figures at September 30 2005

Attachment 4 - list of investments in subsidiaries
in thousands of euro

Company	Registered office	Currency	Share capital 12.31.2005	Shareholders' equity 12.31.2005	Result 12.31.2005	% held	Pro quota amount (a)	Book value (b)	Difference (a-b)
Subsidiaries :									
Metroweb S.p.A.	Milan	Euro	20,180	32,721	4,918	1	32,721	50,656	(17,935)
AEM Elettricità S.p.A.	Milan	Euro	520,000	575,769	(2,780)	99.99%	575,711	568,205	7,506
AEM Gas S.p.A.	Milan	Euro	572,000	666,439	12,256	1	666,372	643,825	22,547
AEM Trasmissione S.p.A.	Milan	Euro	76,597	83,014	3,303	1	83,006	77,566	5,440
AEM Energia S.p.A.	Milan	Euro	104	75,698	15,368	1	75,690	58,761	16,929
AEM Service S.r.l.	Milan	Euro	12,405	11,618	(630)	1	11,618	12,405	(787)
Serenissima Gas S.p.A.	Milan	Euro	1,082	7,697	2,491	1	5,499	16,700	(11,201)
Serenissima Energia S.r.l.	Milan	Euro	100	1,697	1,318	1	1,212	721	491
Aem Trading S.r.l.	Milan	Euro	99	73,035	62,000	1	73,035	99	72,936
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	2,405	994	1	2,405	8,099	(5,694)
Delmi S.p.A. (formerly Aem Delmi S.r.l.)	Milan	Euro	1,466,868	1,876,864	43,309	51%	957,201	935,115	22,086

Attachment no. 5 - Schedule of relevant investments pursuant to article 126 of CONSOB resolution 11971 of May 14, 1999

Name	Registered office	% holding	How held	Company that holds the investment directly
Metroweb S.p.A.	Milan	100.00%	Owned	AEM S.p.A.
Aem Service S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Aem Trading S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
AEM Calore & Servizi S.p.A.	Milan	100.00%	Owned	AEM S.p.A.
AEM Elettricità S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Aem Gas S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Aem Trasmissione S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Aem Energia S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Delmi S.p.A.	Milan	51.00%	Owned	AEM S.p.A.
Serenissima Gas S.p.A. (1)	Milan	71.44%	Owned	AEM S.p.A.
Serenissima Energia S.r.l. (2)	Milan	71.44%	Owned	AEM S.p.A.
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	50.00%	Owned	AEM S.p.A.
Transalpina di Energia S.r.l. (formerly G-FICOMPTA S.r.l	Milan	50.00%	Owned	Delmi S.p.A.
Malpensa Energia S.r.l.	Milan	49.00%	Owned	AEM S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	AEM S.p.A.
Mestni Plinovodi d.o.o.	Slovenia	41.11%	Owned	AEM S.p.A.
Plurigas S.p.A.	Milan	40.00%	Owned	AEM S.p.A.
Zincar S.r.l.	Milan	37.00%	Owned	AEM S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	35.76%	Owned	AEM S.p.A.
Alagaz S.p.A.	St Petersburg (Russia)	35.00%	Owned	AEM S.p.A.
Ecodeco S.r.l.	Milan	30.00%	Owned	AEM S.p.A.
Bluefare Ltd	London	20.00%	Owned	AEM S.p.A.
Utilia S.p.A.	Rimini	20.00%	Owned	Aem Service S.r.l.
A.G.A.M. S.p.A.	Monza (MI)	17.49%	Owned	AEM S.p.A.
Edipower S.p.A.	Milan	16.00%	Owned	AEM S.p.A.

(1) Another 10% of the share capital is held directly by Serenissima Gas S.p.A.
(2) Another 10% of the share capital is held indirectly through Serenissima Gas S.p.A.

Attachment no. 6 - Statement of changes in Shareholders' equity
in thousands of euro

Shareholders' equity	Share capital	Legal reserve	Extraordinary reserve	Reserve for treadury shares in portfolio	Reserve accelerated depreciation	Other reserves	Net profit for the year	Total
Shareholders' equity at 12.31.2002	**936,025**	**65,812**	**819,275**		**7,877**	**3**	**34,022**	**1,863,014**
Changes during the year								
Legal reserve		1,701					(1,701)	
Extraordinary reserve			13,321				(13,321)	
Reserve for accelerated depreciation					2,800		(2,800)	
Other reserves								
Net profit distributed to the shareholders			(59,402)				(16,200)	(75,602)
NET PROFIT FOR THE YEAR							199,049	199,049
Shareholders' equity at 12.31.2003	**936,025**	**67,513**	**773,194**		**10,677**	**3**	**199,049**	**1,986,461**
Changes during the year								
Legal reserve		9,953					(9,953)	
Extraordinary reserve			97,181				(97,181)	
Reserve treasury shares in portfolio			(35,025)	35,025				
Reserve for accelerated depreciation					2,813		(2,813)	
Other reserves								
Reclassification following the elimination of art.67 of the Income Tax Consolidation Act			13,490		(13,490)			
Net profit distributed to the shareholders							(89,102)	(89,102)
NET PROFIT FOR THE YEAR							153,730	153,730
Shareholders' equity at 12.31.2004	**936,025**	**77,466**	**848,840**	**35,025**		**3**	**153,730**	**2,051,089**
Changes during the year								
Legal reserve		7,686					(7,686)	
Extraordinary reserve			51,428				(51,428)	
Reserve treasury shares in portfolio			12,269	(12,269)				
Reserve for accelerated depreciation								
Other reserves								
Reclassification following the elimination of art.67 of the Income Tax Consolidation Act								
Net profit distributed to the shareholders							(94,616)	(94,616)
NET PROFIT FOR THE YEAR							168,140	168,140
Shareholders' equity at 12.31.2005	**936,025**	**85,152**	**912,537**	**22,756**		**3**	**168,140**	**2,124,613**
Pssible uses		B	A - B - C(*)			A - B - C		

Key
A: for increase in capital
B: for loss coverage
C: for distribution to shareholders - (*) distributable for 455,068 thousand euro

AEM S.p.A. Attachment no. 7 - STATEMENT OF CASH FLOWS	Financial statements at 12.31.2005	Financial statements at 12.31.2004	
Cash flow generated by operations			
Net profit for the year	168,140,293	153,730,202	(A)
Depreciation	31,927,595	26,035,224	
Amortisation	5,375,093	4,356,920	
Changes in assets and liabilities:			
Receivables for the sale of power and services	(194,906)	22,072,421	(B)
Due from parent company	13,737,497	(911,217)	(C)
Receivables from subsidiaries	(73,498,954)	(83,556,796)	(D)
Receivables from associates	(1,930,759)	(5,039,091)	(E)
Other receivables	(9,010,354)	(8,916,059)	
Inventories	47,256	21,371	
Accrued income and prepaid expenses	7,190,371	17,900,684	
Trade payables	(26,755,830)	(32,781,603)	
Payables to parent company	27,693	24,556	
Due to subsidiaries	(36,480,014)	42,762,168	
Due to associates	(3,071,949)	5,557,300	
Other payables	39,333,910	(35,766,820)	
Advances from customers	(3,612,840)	5,431,302	
Accrued expenses and deferred income	1,288,836	(899,119)	
Severance indemnities	(455,435)	1,054,808	
Other provisions	36,617,963	27,757,406	(F)
Total cash flow generated by operations	**148,675,466**	**138,833,657**	
Cash flow used in investment activities			
Net capital expenditure	(75,873,178)	(103,749,856)	(G)
Treasury shares	12,268,531	(35,024,854)	
Investments	(762,074,957)	(240,100,554)	-1
Total cash flow used in investment activities	**(825,679,604)**	**(378,875,264)**	
Free cash flow	**(677,004,138)**	**(240,041,607)**	
Cash flow generated by financing activities			
Due to banks	547,844,552	108,018,892	
Financial receivables	(1,588)	249,925,829	-1
Receivables on current a/c from subsidiaries	52,975,819	(121,484,488)	
Payables on current a/c to subsidiaries	(17,923,538)	(74,013,231)	
Current account with the Municipality of Milan	(6,342,703)	1,715,623	
Payables on current a/c to associates			
Changes in shareholders' equity		251	
Earnings distributed	(94,615,894)	(89,102,370)	
Total cash flow generated by financing activities	**481,936,648**	**75,060,506**	
CHANGE IN LIQUID FUNDS	**(195,067,490)**	**(164,981,101)**	
OPENING CASH AND CASH EQUIVALENTS	**208,610,216**	**373,591,317**	
CLOSING CASH AND CASH EQUIVALENTS	**13,542,726**	**208,610,216**	
NET FINANCIAL POSITION			
Net liquidity	13,542,726	208,610,216	
Financial receivables	1,136,159	1,136,159	
Financial receivables from associates	1,588		
Receivables on current a/c from subsidiaries	274,473,263	327,449,082	
Payables on current a/c to subsidiaries	(101,762,209)	(119,685,747)	
Current account with the Municipality of Milan	(70,473,847)	(76,816,550)	
Due to banks	(1,298,507,403)	(750,662,851)	
Other providers of finance			
Bond loan	(500,000,000)	(500,000,000)	
TOTAL NET FINANCIAL POSITION	**(1,681,589,723)**	**(909,969,691)**	

(1) including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 31 of 01/17/2003) for:

(A)	€	5,260,451
(B)	€	(622,281)
(C)	€	(909,653)
(D)	€	(1,043,310)
(E)	€	(40,898)
(F)	€	2,945,549
(G)	€	(5,589,858)

AEM S.p.A.

Attachment no. 8 - STATEMENT OF CHANGES IN NET FINANCIAL POSITION

	Financial statements at 12.31.2005	Financial statements at 12.31.2004	
Net financial position at the beginning of the year	**(909,969,691)**	**(580,825,965)**	
Cash flow generated by operations			
Net profit for the year	168,140,293	153,730,202	(A)
Depreciation	31,927,595	26,035,224	
Amortisation	5,375,093	4,356,920	
Changes in assets and liabilities:			
Receivables for the sale of power and services	(194,906)	22,072,421	(B)
Due from parent company	13,737,497	(911,217)	(C)
Receivables from subsidiaries	(73,498,954)	(83,556,796)	(D)
Receivables from associates	(1,930,759)	(5,039,091)	(E)
Other receivables	(9,010,354)	(8,916,059)	
Inventories	47,256	21,371	
Accrued income and prepaid expenses	7,190,371	17,900,684	
Trade payables	(26,755,830)	(32,781,603)	
Payables to parent company	27,693	24,556	
Due to subsidiaries	(36,480,014)	42,762,168	
Due to associates	(3,071,949)	5,557,300	
Other payables	39,333,910	(35,766,820)	
Advances from customers	(3,612,840)	5,431,302	
Accrued expenses and deferred income	1,288,836	(899,119)	
Severance indemnities	(455,435)	1,054,808	
Other provisions	36,617,963	27,757,406	(F)
Total cash flow generated by operations	**148,675,466**	**138,833,657**	
Cash flow used in investment activities			
Net capital expenditure	(75,873,178)	(103,749,856)	
Treasury shares	12,268,531	(35,024,854)	
Investments	(762,074,957)	(240,100,554)	(1)
Total cash flow used in investment activities	**(825,679,604)**	**(378,875,264)**	
Free cash flow	**(677,004,138)**	**(240,041,607)**	
Cash flow absorbed by changes in shareholders' equity			
Changes in shareholders' equity□		251	
Earnings distributed	(94,615,894)	(89,102,370)	
Total cash flow absorbed by changes in shareholders' equity	**(94,615,894)**	**(89,102,119)**	
Net financial position at the end of the year	**(1,681,589,723)**	**(909,969,691)**	

NET FINANCIAL POSITION	Financial statements at 12.31.2005	Financial statements at 12.31.2004
Net liquidity	13,542,726	208,610,216
Financial receivables	1,136,159	1,136,159
Financial receivables from associates	1,588	
Receivables on current a/c from subsidiaries	274,473,263	327,449,082
Payables on current a/c to subsidiaries	(101,762,209)	(119,685,747)
Current account with the Municipality of Milan	(70,473,847)	(76,816,550)
Due to banks	(1,298,507,403)	(750,662,851)
Bond loan	(500,000,000)	(500,000,000)
TOTAL NET FINANCIAL POSITION	**(1,681,589,723)**	**(909,969,691)**

(1) including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 31 of 01/17/2003) for:

(A)	€	5,260,451
(B)	€	-622,281
(C)	€	-909,653
(D)	€	-1,043,310
(E)	€	-40,898
(F)	€	2,945,549
(G)	€	-5,589,858

ATTACHMENTS

	BALANCE SHEET SOURCES/APPLICATIONS AEM S.p.A.	FINANCIAL STATEMENTS AT 12.31.2005	%	FINANCIAL STATEMENTS AT 12.31.2004	%
	CAPITAL EMPLOYED				
	INTANGIBLE ASSETS	20,827,295	0.5	18,633,832	0.6
	PROPERTY, PLANT AND EQUIPMENT	832,109,012	21.9	795,731,985	26.9
	LONG-TERM FINANCIAL ASSETS				
	Investments	2,904,752,265	76.3	2,142,677,308	72.4
	Treasury shares	22,756,324	0.6	35,024,855	1.2
	Other receivables	9,355	0.0	29,390	0.0
	Guarantee deposits	218,416	0.0	177,131	0.0
				0	
	(PROVISIONS FOR RISKS AND CHARGES)	(139,726,716)	(3.7)	(103,108,753)	(3.5)
	(SEVERANCE INDEMNITIES)	(22,048,929)	(0.6)	(22,504,364)	(0.8)
	*** NET CAPITAL EMPLOYED**	**3,618,897,022**	**95.1**	**2,866,661,384**	**96.8**
	INVENTORIES	714,649	0.0	761,905	0.0
	SHORT-TERM RECEIVABLES	415,780,583	10.9	344,904,357	11.6
	ACCRUED INCOME AND PREPAID EXPENSES	22,928,784	0.6	30,119,155	1.0
	(TRADE PAYABLES)	(103,219,122)	(2.7)	(129,974,952)	(4.4)
	(OTHER PAYABLES)	(143,350,330)	(3.8)	(147,153,530)	(5.0)
	(ACCRUED EXPENSES AND DEFERRED INCOME)	(5,548,777)	(0.1)	(4,259,941)	(0.1)
	*** WORKING CAPITAL**	**187,305,787**	**4.9**	**94,396,994**	**3.2**
	****TOTAL CAPITAL EMPLOYED**	**3,806,202,809**	**100.0**	**2,961,058,378**	**100.0**
	SOURCES OF FUNDING				
	*** TOTAL SHAREHOLDERS' EQUITY**	**2,124,613,086**	**55.8**	**2,051,088,687**	**69.3**
	LONG-TERM FINANCIAL RECEIVABLES	1,136,159	0.0	1,136,159	0.0
	LONG-TERM FINANCIAL PAYABLES	1,217,413,824	32.0	925,049,758	31.2
(1)	TOTAL FINANCIAL POSITION BEYOND ONE YEAR	1,216,277,665	32.0	923,913,599	31.2
	FINANCIAL RECEIVABLES WITHIN ONE YEAR	274,474,851	7.2	327,449,082	11.1
	CASH AND CASH EQUIVALENTS	13,542,726	0.4	208,610,216	7.0
	FINANCIAL PAYABLES WITHIN ONE YEAR	753,329,635	19.8	522,115,390	17.6
(2)	TOTAL FINANCIAL POSITION WITHIN ONE YEAR	465,312,058	12.2	13,943,908	0.5
	*** TOTAL NET FINANCIAL POSITION (1+2)**	**1,681,589,723**	**44.2**	**909,969,691**	**30.7**
	**** TOTAL SOURCES**	**3,806,202,809**	**100.0**	**2,961,058,378**	**100.0**

AEM SPA RECLASSIFIED BALANCE SHEET	FINANCIAL STATEMENTS AT 12.31.2005		FINANCIAL STATEMENTS AT 12.31.2004	
ASSETS		%		%
1. CURRENT ASSETS	**727,441,594**	**16.13**	**911,844,715**	**23.35**
Cash, bank deposits and fixed-rate securities	13,542,726	0.30	208,610,216	5.34
Receivables for the sale of power and services	14,160,696	0.31	13,965,790	0.36
Due from subsidiaries	275,795,797	6.12	202,296,843	5.18
Financial receivables from subsidiaries	274,473,263	6.09	327,449,082	8.38
Receivables from associates	12,635,984	0.28	10,705,225	0.27
Financial receivables from associates	1,588	0.00		
Due from parent company	49,672,556	1.10	63,410,053	1.62
Other receivables	62,850,973	1.39	54,310,380	1.39
Advances to suppliers for operating costs	644,549	0.01	186,905	0.00
Current portion of long-term financial receivables	20,028	0.00	29,161	0.00
Inventories	714,649	0.02	761,905	0.02
Accrued income and prepaid expenses	22,928,784	0.51	30,119,155	0.77
2. PROPERTY, PLANT AND EQUIPMENT	**832,109,012**	**18.45**	**795,731,985**	**20.38**
Transferable property, plant and equipment	260,334,107	5.77	272,770,192	6.98
Non-transferable property, plant and equipment	570,693,220	12.66	513,522,547	13.15
Advances to suppliers for capital expenditure	1,081,685	0.02	9,439,246	0.24
3. INTANGIBLE ASSETS	**20,827,295**	**0.46**	**18,633,832**	**0.48**
INTANGIBLE ASSETS	20,827,295	0.46	18,633,832	0.48
4. LONG-TERM FINANCIAL ASSETS	**2,928,872,519**	**64.95**	**2,179,044,843**	**55.80**
Investments in	2,904,752,265	64.43	2,142,677,308	54.87
Securities	81,097	0.00	81,097	0.00
Treasury shares	22,756,324	0.50	35,024,855	0.90
Long-term financial receivables from associates	1,055,062	0.02	1,055,062	0.03
Long-term financial receivables	227,771	0.01	206,521	0.01
5. TOTAL NON-CURRENT ASSETS (2 + 3 + 4)	**3,781,808,826**	**83.87**	**2,993,410,660**	**76.65**
6. TOTAL ASSETS (1 + 5)	**4,509,250,420**	**100.00**	**3,905,255,375**	**100.00**
LIABILITIES AND SHAREHOLDERS' EQUITY				
1. CURRENT LIABILITIES	**1,005,447,865**	**22.30**	**803,503,813**	**20.57**
Advances from customers	28,510,337	0.63	32,123,177	0.82
Suppliers	103,219,122	2.29	129,974,952	3.33
Payables to subsidiaries	41,542,304	0.92	78,022,318	2.00
Financial payables to subsidiaries	101,762,209	2.26	119,685,747	3.06
Payables to associates	2,963,071	0.07	6,035,020	0.15
Payables to parent company				
- current account	70,473,847	1.56	76,816,550	1.97
- other payables	341,624	0.01	313,931	0.01
Taxes payable	48,395,571	1.07	5,389,563	0.14
Due to social security institutions	8,416,922	0.19	8,278,784	0.21
Due to Electricity Equalisation Fund	36,817	0.00	65,269	0.00
Due to personnel	4,178,626	0.09	2,973,603	0.08
Other payables	8,965,059	0.20	13,951,865	0.36
Short-term bank borrowings	581,093,579	12.89	325,613,093	8.34
Accrued expenses and deferred income	5,548,777	0.12	4,259,941	0.11
2. LONG-TERM LIABILITIES AND MISCELLANEOUS RESER	**1,379,189,469**	**30.59**	**1,050,662,875**	**26.90**
Long-term payables to banks	717,413,824	15.91	425,049,758	10.88
Bonds	500,000,000	11.09	500,000,000	12.80
Severance indemnities	22,048,929	0.49	22,504,364	0.58
Current and deferred taxation	36,912,639	0.82	24,759,547	0.63
Provision for specific risks	102,814,077	2.28	78,349,206	2.01
3. SHAREHOLDERS' EQUITY	**2,124,613,086**	**47.12**	**2,051,088,687**	**52.52**
Share capital	936,024,648	20.76	936,024,648	23.97
Legal reserve	85,152,316	1.89	77,465,806	1.98
Reserve treasury shares in portfolio	22,756,324	0.50	35,024,855	0.90
Other reserves	912,539,505	20.24	848,843,176	21.74
Net profit for the year	168,140,293	3.73	153,730,202	3.94
4. TOTAL LIABILITIES AND EQUITY	**4,509,250,420**	**100.00**	**3,905,255,375**	**100.00**

AEM SPA RECLASSIFIED INCOME STATEMENT amounts in Euro	FINANCIAL STATEMENTS AT 12.31.2005	%	FINANCIAL STATEMENTS AT 12.31.2004	%
A. TURNOVER	**295,170,516**	**100.0**	**274,383,354**	**100.0**
- Sale of electricity	456,398	0.2	3,375,520	1.2
- Sale of electricity to subsidiaries	1,126,625	0.4	857,771	0.3
- Sale of materials to subsidiaries	77,103	0.0	60,985	0.0
- Services to parent company	24,916,982	8.4	27,624,694	10.1
- Services on behalf of third parties	18,102,568	6.1	13,641,422	5.0
- Services and other sales to subsidiaries	97,007,816	32.9	68,931,897	25.1
- Services to associates	1,137,713	0.4	864,341	0.3
- Connection contributions			195	0.0
- Rents paid by subsidiaries	125,892,046	42.7	152,061,068	55.4
- Rents paid by associates	864,627	0.3	671,136	0.2
- Other intercompany revenues	1,047,012	0.4		
- Other current period income	24,541,626	8.3	6,294,326	2.3
B. EXTERNAL CHARGES	**151,735,624**	**51.4**	**154,667,838**	**56.4**
- Fuel and purchases of power	901,393	0.3	724,734	0.3
- Fuel and purchases of power from subsidiaries			4,022,227	1.5
- Materials	4,544,443	1.5	4,157,324	1.5
- Materials from subsidiaries	123,197	0.0	263,407	0.1
- Subcontracted work	23,266,806	7.9	18,341,212	6.7
- Electricity delivering charges	23,664	0.0	24,272	0.0
- Services	35,690,763	12.1	44,976,934	16.4
- Services from subsidiaries	39,975,403	13.5	44,674,454	16.3
- Services from associates	14,129,191	4.8	11,524,436	4.2
- Use of third-party assets	8,257,169	2.8	8,239,662	3.0
- Use of subsidiaries' assets	89,363	0.0	188,605	0.1
- Mountain community contributions and water fees	8,988,459	3.0	8,044,159	2.9
- Taxes for the period	4,691,280	1.6	2,879,766	1.0
- Intercompany expenses	33,125	0.0		
- Other operating expenses	11,021,368	3.7	6,606,646	2.4
C. VALUE ADDED (A-B)	**143,434,892**	**48.6**	**119,715,518**	**43.6**
D. LABOUR COST	**41,948,666**	**14.2**	**37,950,114**	**13.8**
- Personnel expenses	41,948,666	14.2	37,950,114	13.8
E. GROSS PROFIT FROM OPERATIONS (C-D)	**101,486,226**	**34.4**	**81,765,404**	**29.8**
F. AMORTISATION, DEPRECIATION AND PROVISIONS	**78,190,761**	**26.5**	**43,596,290**	**15.9**
- Depreciation of property, plant and equipment	31,927,595	10.8	26,035,224	9.5
- Amortisation of intangible assets	5,375,093	1.8	4,356,920	1.6
- Other writedowns of non-current assets	173,055	0.1		
- Provision for bad and doubtful accounts	10,726	0.0	392,100	0.1
- Provision for specific risks	40,704,292	13.8	12,812,046	4.7
G. OPERATING INCOME (E-F)	**23,295,465**	**7.9**	**38,169,114**	**13.9**
H. FINANCIAL CHARGES	**48,423,270**	**16.4**	**35,178,448**	**12.8**
- Interest expense on current account with parent company	1,793,114	0.6	1,731,623	0.6
- Interest on amounts due to subsidiaries	7,468,874	2.5	1,428,350	0.5
- Interest on amounts due to associates	11,226	0.0		
- Other financial expenses	38,897,771	13.2	30,835,326	11.2
- Writedowns of investments			677,412	0.2
- Writedowns of long-term financial assets not considered investments			490,607	0.2
- Exchange losses	252,285	0.1	15,130	0.0
I. FINANCIAL INCOME	**148,633,200**	**50.4**	**143,757,680**	**52.4**
- Income from investments	133,766,098	45.3	127,154,258	46.3
- Financial income on current accounts with subsidiaries	10,549,895	3.6	9,568,047	3.5
- Other financial income	4,245,260	1.4	7,007,107	2.6
- Exchange gains	71,947	0.0	28,268	0.0
L. TOTAL FINANCIAL INCOME AND CHARGES (I-H)	**100,209,930**	**33.9**	**108,579,232**	**39.6**
M. INCOME BEFORE EXTRAORDINARY ITEMS (G+L)	**123,505,395**	**41.8**	**146,748,346**	**53.5**
N. EXTRAORDINARY INCOME/EXPENSES	**50,297,736**	**17.0**	**27,514,256**	**10.0**
- Extraordinary items	50,297,736	17.0	22,549,279	8.2
- Extraordinary items due to defiscalisation			4,964,977	1.8
O. INCOME BEFORE TAXES (M+N)	**173,803,131**	**58.9**	**174,262,602**	**63.5**
P. TAXES FOR THE YEAR	**5,662,838**	**1.9**	**20,532,400**	**7.5**
- Current taxes	2,821,784	1.0	6,480,974	2.4
- Deferred tax assets	(9,378,148)	(3.2)	(1,458,391)	(0.5)
- Deferred tax liabilities	12,219,202	4.1	15,509,817	5.7
Q. NET PROFIT FOR THE YEAR	**168,140,293**	**57.0**	**153,730,202**	**56.0**

KEY FIGURES
OF SUBSIDIARIES AND ASSOCIATES

SUBSIDIARIES
(as per article 2429.4 of the Italian Civil Code)

METROWEB S.p.A.

Registered office: Milan
% held: AEM S.p.A. 100%

Share capital: Euro 20,180,160

Description	12/31/2005	12/31/2004
Turnover	44,110	45,961
Value added	29,459	27,792
Gross profit from operations	28,183	26,183
Operating income	17,060	14,897
Income/loss before extraordinary items	10,216	8,664
Income/loss before taxes	10,216	14,701
Net profit (loss) for the year	4,918	9,578
Current assets	22,100	42,508
Non-current assets	272,363	277,162
Current liabilities	250,967	281,004
Long-term liabilities and miscellaneous reser	10,775	10,863
Shareholders' equity	32,721	27,803
Net financial position	(198,962)	(227,211)

(In thousands of euro)

AEM ELETTRICITA' S.p.A.

Registered office: Milan
% held: AEM S.p.A. 99.99%

Share capital: Euro 520,000,000

Description	12/31/2005	12/31/2004
Turnover	598,990	572,109
Value added	120,872	128,337
Gross profit from operations	86,853	95,535
Operating income	5,111	23,631
Income before extraordinary items	487	13,873
Profit before tax	813	33,573
Net loss/profit for the year	(2,780)	25,862
Current assets	347,221	308,783
Non-current assets	847,133	891,201
Current liabilities	275,788	213,582
Long-term liabilities and miscellaneous res	342,797	383,285
Shareholders' equity	575,769	603,117
Net financial position	(268,042)	(307,071)

(In thousands of euro)

AEM GAS S.p.A.

Registered office: Milan
% held: AEM S.p.A. 99.99%

Share capital: Euro 572,000,000

Description	12/31/2005	12/31/2004
Turnover	146,970	140,581
Value added	108,522	106,553
Gross profit from operations	90,706	88,971
Operating income	23,548	26,940
Income before extraordinary items	22,333	24,907
Profit before tax	22,322	54,356
Net profit (loss) for the year	12,256	43,728
Current assets	57,716	59,768
Non-current assets	758,176	778,614
Current liabilities	93,362	93,867
Long-term liabilities and miscellaneous reser	56,091	48,790
Shareholders' equity	666,439	695,725
Net financial position	(28,973)	(53,949)

(In thousands of euro)

AEM TRASMISSIONE S.p.A.

Registered office: Milan

% held:	AEM S.p.A.	99.99%
Share capital:	Euro 76,596,900	

Description	12/31/2005	12/31/2004
Turnover	15,459	15,864
Value added	11,388	10,852
Gross profit from operations	9,917	9,668
Operating income	5,491	5,830
Income before extraordinary items	5,449	5,830
Profit before tax	5,449	6,651
Net profit (loss) for the year	3,303	4,240
Current assets	10,632	13,934
Non-current assets	79,776	78,981
Current liabilities	4,813	8,437
Long-term liabilities and miscellaneous rese	2,581	2,006
Shareholders' equity	83,014	82,472
Net financial position	249	3,340

(In thousands of euro)

AEM ENERGIA S.p.A.

Registered office: Milan

% held:	AEM S.p.A.	99.99%

Share capital: Euro 104,000

Description	12/31/2005	12/31/2004
Turnover	584,806	533,338
Value added	39,794	38,539
Gross profit from operations	35,808	34,830
Operating income	25,767	23,760
Income before extraordinary items	26,292	24,661
Profit before tax	26,292	24,693
Net profit (loss) for the year	15,368	15,123
Current assets	218,617	169,016
Non-current assets	24,605	32,060
Current liabilities	165,063	124,183
Long-term liabilities and miscellaneous reserves	2,461	1,440
Shareholders' equity	75,698	75,454
Net financial position	(25,725)	(3,964)

(In thousands of euro)

AEM SERVICE S.r.l.

Registered office: Milan
% held: AEM S.p.A. 100%

Share capital: Euro 12,405,294

Description	12/31/2005	12/31/2004
Turnover	30,706	23,886
Value added	15,955	13,256
Gross profit from operations	4,608	3,075
Operating income	20	201
Income before extraordinary items	108	256
Profit before tax	108	310
Net profit (loss) for the year	(630)	(224)
Current assets	19,033	12,369
Non-current assets	9,848	11,389
Current liabilities	8,737	5,299
Long-term liabilities and miscellaneous res	8,525	6,211
Shareholders' equity	11,618	12,248
Net financial position	7,388	651

(In thousands of euro)

AEM TRADING S.r.l.

Registered office: Milan

% held:	AEM S.p.A.	100%
Share capital:	Euro 99,000	

Description	12/31/2005	12/31/2004
Turnover	1,087,093	972,450
Value added	105,306	63,048
Gross profit from operations	103,584	61,678
Operating income	103,414	45,827
Income before extraordinary items	105,058	45,798
Profit before tax	105,058	47,017
Net profit (loss) for the year	62,000	29,035
Current assets	274,642	256,185
Non-current assets	18,660	52
Current liabilities	203,634	201,151
Long-term liabilities and miscellaneous res	16,633	16,051
Shareholders' equity	73,035	39,035
Net financial position	45,231	62,406

(In thousands of euro)

AEM CALORE & SERVIZI S.p.A.

Registered office: Milan
% held: AEM S.p.A. 100%

Share capital: Euro 1,800,000

Description	12/31/2005	12/31/2004
Turnover	102,902	108,546
Value added	13,409	19,575
Gross profit from operations	1,737	4,527
Operating income	(2,917)	2,678
Income/loss before extraordinary items	(2,985)	1,572
Income/loss before taxes	3,658	1,640
Net profit (loss) for the year	994	(124)
Current assets	74,799	90,299
Non-current assets	7,296	7,592
Current liabilities	70,599	90,863
Long-term liabilities and miscellaneous reserv	9,091	5,617
Shareholders' equity	2,405	1,411
Net financial position	(15,828)	(36,000)

(In thousands of euro)

SERENISSIMA GAS S.p.A.

Registered office: Milan
% held: AEM S.p.A. 71.44% (1)

Share capital: Euro 1,081,600

(1) Net of treasury shares held by Serenissima Gas S.p.A.
the percentage holding comes to 79.4%.

Description	**12/31/2005**	**12/31/2004**
Turnover	6,897	6,117
Value added	5,454	4,907
Gross profit from operations	4,678	4,140
Operating income	4,055	3,529
Income before extraordinary items	4,031	3,552
Profit before tax	4,031	4,111
Net profit (loss) for the year	2,491	2,772
Current assets	1,514	2,180
Non-current assets	14,673	13,858
Current liabilities	7,049	6,771
Long-term liabilities and miscellaneous reserve	1,441	1,289
Shareholders' equity	7,697	7,978
Net financial position	(4,488)	(5,107)

(In thousands of euro)

SERENISSIMA ENERGIA S.r.l.

Registered office: Milan
% held: AEM S.p.A. 71.44% (1)

Share capital: Euro 100,000

(1) AEM S.p.A. holds an additional 79.4%, indirectly, through Serenissima Gas S.p.A. As a result AEM' investment rises to 79.4%.

Description	12/31/2005	12/31/2004
Turnover	24,519	21,108
Value added	2,393	2,110
Gross profit from operations	2,171	1,897
Operating income	2,128	1,843
Income before extraordinary items	2,124	1,914
Profit before tax	2,124	1,943
Net profit (loss) for the year	1,318	1,214
Current assets	10,873	9,731
Non-current assets	69	67
Current liabilities	9,128	8,105
Long-term liabilities and miscellaneous reserves	117	101
Shareholders' equity	1,697	1,593
Net financial position	779	966

(In thousands of euro)

DELMI S.P.A.

Registered office: Milan

% held:	AEM S.p.A.	51%
Share capital:	Euro 1,466,868,500	

Description	12/31/2005	12/31/2004
Turnover	-	-
Value added	(610)	(1)
Gross profit from operations	(610)	(1)
Operating income	(613)	(1)
Income before extraordinary items	41,459	(1)
Profit before tax	41,459	(1)
Net profit (loss) for the year	43,309	(1)
Current assets	441,359	9
Non-current assets	1,453,539	3
Current liabilities	18,034	2
Long-term liabilities and miscellaneous reserves	-	-
Shareholders' equity	1,876,864	10
Net financial position	380,790	8

(In thousands of euro)

ASSOCIATES

(as per article 2429.3 of the Italian Civil Code)

Società Servizi Valdisotto S.p.A.

Registered office: Valdisotto (So)

% held:	AEM S.p.A.	35.76%

Share capital:	Euro 5,836,888

Description	12/31/2005	12/31/2004
Turnover	2,716	5,558
Value added	1,000	1,386
Gross profit from operations	809	1,197
Operating income	289	381
Income before extraordinary items	340	426
Profit before tax	340	1,430
Net profit (loss) for the year	183	1,245
Current assets	5,124	6,388
Non-current assets	4,726	5,048
Current liabilities	1,616	3,222
Long-term liabilities and miscellaneous rese	874	869
Shareholders' equity	7,360	7,345
Net financial position	2,798	3,757

(In thousands of euro)

Malpensa Energia S.r.l.

Registered office: Milano Linate Airport

% held:	AEM S.p.A.	49%
Share capital:	Euro 5,200,000	

Description	**12/31/2005**	**12/31/2004**
Turnover	28,742	26,080
Value added	7,383	7,675
Gross profit from operations	6,415	6,754
Operating income	2,556	3,011
Income before extraordinary items	463	1,000
Profit before tax	463	1,001
Net profit (loss) for the year	103	500
Current assets	14,002	10,660
Non-current assets	42,568	35,496
Current liabilities	20,690	7,004
Long-term liabilities and miscellaneous reserves	27,673	30,668
Shareholders' equity	8,207	8,484
Net financial position	(33,301)	(30,889)

(In thousands of euro)

Mestni Plinovodi d.o.o.

Registered office: Capodistria (Slovenia)
% held: AEM S.p.A. 41.11%

Share capital: Sit 3,822,852,162
Exchange rate at 12/31/05: 1 Euro = 239.5 Sit
Exchange rate at 12/31/04: 1 Euro = 239.76 Sit

Description	12/31/2005	12/31/2004
Turnover	6,222	4,809
Value added	1,391	1,186
Gross profit from operations	1,120	966
Operating income	442	184
Income/loss before extraordinary items	144	(350)
Net profit (loss) for the year	66	(286)
Current assets	3,651	3,296
Non-current assets	29,293	28,993
Current liabilities	1,419	854
Long-term liabilities and miscellaneous reserv	15,344	15,338
Shareholders' equity	16,181	16,098
Net financial position	(13,548)	(13,458)

(In thousands of euro)

Plurigas S.p.A.

Registered office: Milan
% held: AEM S.p.A. 40%

Share capital: euro 800,000

Description	12/31/2005	12/31/2004
Turnover	733,460	659,150
Value added	41,745	33,684
Gross profit from operations	40,122	32,150
Operating income	38,258	24,391
Income before extraordinary items	37,592	23,734
Profit before tax	37,592	23,258
Net profit (loss) for the year	35,888	22,143
Current assets	168,510	184,654
Non-current assets	301	374
Current liabilities	117,825	138,281
Long-term liabilities and miscellaneous reserves	4,401	14,050
Shareholders' equity	46,585	32,697
Net financial position	(65,047)	(67,103)

(In thousands of euro)

e-Utile S.p.A.

Registered office: Milan

% held: AEM S.p.A 49%

Share capital: Euro 482,000

Description	**09/30/2005**	**09/30/2005**
Turnover	25,657	22,023
Value added	10,476	8,472
Gross profit from operations	2,374	1,547
Operating income	1,791	1,538
Income before extraordinary items	1,779	1,559
Profit before tax	1,784	1,601
Net profit (loss) for the year	746	636
Current assets	17,210	13,312
Non-current assets	357	601
Current liabilities	11,045	8,540
Long-term liabilities and miscellaneous reserves	4,021	3,618
Shareholders' equity	2,501	1,755
Net financial position	1,364	203

(In thousands of euro)

ZINCAR S.r.l.

Registered office: Milan

% held:	AEM S.p.A.	37%
Share capital:	Euro 100,000	

Description	**12/31/2005**	**12/31/2004**
Turnover	3,291	1,910
Value added	690	377
Gross profit from operations	455	171
Operating income	414	167
Income before extraordinary items	424	179
Profit before tax	424	193
Net profit (loss) for the year	251	113
Current assets	7,931	6,811
Non-current assets	189	62
Current liabilities	7,393	6,402
Long-term liabilities and miscellaneous res	138	134
Shareholders' equity	589	338
Net financial position	(44)	1,118

(In thousands of euro)

ECODECO S.r.l.

Registered office: Milan
% held: AEM S.p.A. 30%

Share capital: Euro 7,468,560

Description	**12/31/2005**	**12/31/2004**
Turnover	89,761	49,363
Value added	11,767	7,215
Gross profit from operations	5,096	3,057
Operating income	3,689	2,572
Income before extraordinary items	3,083	1,662
Profit before tax	3,358	(1,331)
Net profit (loss) for the year	1,603	(1,050)
Current assets	135,543	36,853
Non-current assets	48,246	15,296
Current liabilities	69,177	32,151
Long-term liabilities and miscellaneous reserves	29,013	14,377
Shareholders' equity	85,600	5,620
Net financial position	8,364	(12,930)

(In thousands of euro)

STATUTORY AUDITORS' REPORT

STATUTORY AUDITORS' REPORT

TO THE SHAREHOLDERS' MEETING OF AEM S.p.A.

PURSUANT TO ART. 153 D.LGS. 58/98

Shareholders,

During the year ended December 31, 2005, the board of statutory auditors of AEM S.p.A. (the "company") carried out the supervisory activities required by law (D.Lgs. no. 58 – T.U. of 2/24/1998 on financial intermediation), in accordance with the standards of conduct for Boards of Statutory Auditors in joint-stock companies with shares quoted on organised markets as recommended by the Italian Accounting Profession and by CONSOB

On the basis of information received and analysis carried out by us, the more important operations affecting the results and financial position of the Company, also made by direct or indirect subsidiaries, can be summarised as follows

AEM S.p.A. and Electricitè de France ("EDF") signed on May 12, 2005 an agreement aimed at the acquisition of joint control of Edison S.p.A. through the respective subsidiaries Delmi S.p.A. and WGRM Holding 4 S.p.A..

The acquisition took place through an *ad hoc* company called Transalpina d'Energia S.r.l. (TdE), held 50/50 by Delmi S.p.A. and WGRM Holding 4 S.p.A., which on September 16, 2005 took over from Italenergia Bis S.p.A. 2,631.9 million Edison S.p.A. shares, representing 63.34% of the ordinary share capital of Edison S.p.A. in addition to 0.2 million of Edison S.p.A. 2003/2007 warrants convertible into the same number of new Edison ordinary shares by 12.31.2007 by paying the par value of 1.00 euro each ("warrants").

On October 6, 2005, after having obtained all necessary authorizations, TdE launched:

- an obligatory takeover bid for the remaining ordinary shares of Edison S.p.A. not held by EDF at a price of 1.86 euro per share; following this bid, 1,218.8 million ordinary shares of Edison S.p.A. (93.01% of all of the shares involved in the bid) were surrendered;

- a voluntary takeover bid for the Edison S.p.A. warrants at a price of 0.87 euro per warrant accepted by 40.23% of the holders of the warrants involved in the bid (a total of 371.3 million warrants).

Because of the allocation mechanism foreseen by the agreements signed between AEM S.p.A., EDF and the respective subsidiaries, at the end of these bids, TdE had 71.23% of the ordinary share capital of Edison S.p.A. and 69.39% of the company's total share capital (more than 209.7 million warrants)- a part of the shares (501.3 million) and of the warrants (161.6 million) were allocated to WGRM Holding 4. S.p.A. and the other shares that were delivered (384.4 million ordinary shares equal to 9.23% of the ordinary share capital) were bought by Mediobanca and JP Morgan Chase Bank N.A., on the instructions of Delmi S.p.A., which stipulated with these banks two equity swaps

which to date are still outstanding, involving shares that represent 3.9% of the ordinary share capital.

The extraordinary shareholders' meeting of Delmi S.p.A. on July 13, 2005 approved an increase in capital of 1,470 million euro, including 1,176 million euro of share capital and 294 million euro of share premium. On October 28, 2005 the extraordinary shareholders' meeting of Delmi S.p.A. approved a further increase in capital consisting of 291 million euro of share capital and 73 million euro of share premium.

Following the subscription of these increases by A.E.M. S.p.A. and other industrial and financial operators, AEM S.p.A. now holds 51% of the share capital of Delmi S.p.A.

- in June 2005, AEM S.p.A. sold its entire interest in Fastweb S.p.A. (formerly e.Biscom S.p.A.), namely 8.5% of the share capital (before Fastweb's increase in capital that was not subscribed by AEM S.p.A. it was 12.11%) at a price of around 293 million euro;
- on February 22, 2005 Edipower S.p.A. renegotiated with the same banks the conditions of the 2,300 million loan euro stipulated in August 2003; as a result of this new agreement, the interest margin applied on top of Euribor was reduced and the AEM S.p.A. guarantee that back the Junior Loan was cancelled, the Repowering Equity Guarantee of AEM S.p.A. was reduced from 100 to 10 million euro, while AEM S.p.A.'s guarantee for any cost overruns, defects liability and performance problems on the part of Edipower S.p.A. was reduced to 40 million euro;
- in April 2005, AEM Calore e Servizi S.p.A. sold the heat and facility management business in areas other than Milan to third parties;
- on April 22, 2005 AEM S.p.A. acquired 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in the production of electricity from waste incineration and biogas and in the treatment and disposal of waste. The price agreed for this interest (69 million euro) was paid in part by selling treasury shares (7,909,605 AEM S.p.A. shares) and in part by subscribing an increase in capital of Ecodeco S.r.l. reserved for AEM S.p.A. and a shareholders' loan (for a total of 55 million euro).

AEM S.p.A. has a call option to buy the remainder of the share capital of Ecodeco S.r.l. which can be exercised in the three-year period 2006-2008 at a price based on the company's results;

- at December 2005 AEM S.p.A. held 14,841,850 treasury shares, representing around 0.82% of the share capital, which are shown in the statutory financial statements di AEM S.p.A. at 22.7 million euro with a corresponding reserve in shareholders' equity; compared with the treasury shares held at the end of the previous year, the amount has fallen mainly because of the sale of 7,909,605 treasury shares to buy the stake in Ecodeco S.r.l., as explained above.

These transactions are explained in the report on operations and/or in the explanatory notes to the 2005 statutory financial statements and in those accompanying the 2005 consolidated financial statements.

The Board of Statutory Auditors would like to emphasise that the question of the possible conflict between art. 16 of the articles of association (on the criteria for appointing the Board of Directors) and the principles of Community law was raised at the time of the appeals presented in May 2004 before the Lombardy Regional Administrative Tribunal in order to obtain the cancellation of the resolutions passed by the Milan Municipal Council regarding (i) the sale of AEM S.p.A. shares by the Municipality of Milan and the issue of a municipal bond loan convertible into AEM S.p.A. shares and (ii) the amendments to the articles of association of AEM S.p.A.

As mentioned in the report on operations (where these proceedings are discussed), the Lombardy Regional Administrative Tribunal raised a question of interpretation before the European Court of Justice essentially regarding the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also considering the combination of the two in the specific context of art. 16 of the articles of association with the voting list

With a writ date August 5, 2005, Dario Trevisan, the holder of 1,000 shares, impugned the resolution of the extraordinary shareholders' meeting of April 29, 2004, which amended art. 16 of the articles of association, as well as that of the ordinary shareholders' meeting which then appointed directors and statutory auditors according to the new criteria, for violation of the EU Treaty and of Decree 332/94 and subsequent amendments. We recognise that, objectively, there is uncertainty regarding the compatibility of the amendments to the articles of association and EU law, we believe that, as things stand, it is best not to take any action until the European Court of Justice, to which the Lombardy TAR has remitted the appeals, has reached a decision. In carrying out our activities:

• we met regularly and drafted 17 reports on our activities at the Company;
• we attended all of the meetings of the Board of Directors (10), of the Internal Control Committee (4) and of the Consultative Strategy Committee (8) held in 2005.

It is in fact up to the Board of Directors to authorise (i) "particularly significant" transactions carried out with any counterparty and (ii) "particularly significant" transactions with related parties, as identified by the document entitled "Guidelines on particularly significant and related party transactions" approved by the Board of Directors on March 18, 2003 and updated at the meeting held on March 20, 2006 (amply described in the Annual Report on Corporate Governance included in the specific section of the report on operations that accompanies the 2005 financial statements).

By attending these meetings, we were kept informed on an ongoing basis by the directors on the performance of the Company and its subsidiaries and the more significant transactions affecting their results, financial position and balance sheets. We can attest that all operations approved and implemented complied with the law and the Company's by-laws, that they were based on economic rationales and were not manifestly imprudent, risky, in potential conflict of interest or in contrast with the resolutions passed by shareholders or such as might comprise the integrity of the Company's assets.

we evaluated the congruity of intercompany and related party transactions or an ordinary nature, ensuring they were in the interest of the Company. The characteristics of these transactions, the persons and entities involved in them and their economic effects are all adequately explained in the notes and in the Directors' report on operations, to which you are referred;

• we noted that no atypical or unusual transactions were undertaken;

• we noted that on April 11, 2006 the independent auditors, Reconta Ernst & Young S.p.A., issued an unqualified report pursuant to art. 156 of Decree 58/98, in which they stated that the statutory and consolidated financial statements at December 31, 2006 have been prepared in a clear manner and give a true and fair view of the assets and liabilities, financial position and results of the Company and of the Group;

• during 2005, no petitions were lodged under article 2408 of the Italian Civil Code or by minority stockholders;

• during the year, we noted that the independent auditors and organisations related to them on an ongoing basis were appointed to carry out additional work; these engagements are listed below with dates, subject and costs:

- Reconta Ernst & Young S.p.A. were appointed on May 10, 2005 to carry out work in connection with the adoption of International Financial Reporting Standards for a fee of Euro 64,000; on October 27, 2005 they were appointed to sign the tax returns for the years of "fiscal moratorium" for a fee of Euro 6,300; on December 16, 2005 they were appointed to carry out an audit of the transition to IAS/IFRS for a fee of Euro 132,000; and on December 21, 2005 they were appointed to audit the consolidated schedules prepared for the public offerings for Edison S.p.A. for a fee of Euro 80,000;

- Studio Legale Tributario was appointed on April 19, 2005, to give tax advice and assistance for a fee of Euro 20,000; on July 13, 2005 to give an opinion on foreign withholding tax rebates for Euro 3,100; and on November 17, 2005 to issue another opinion for a fee of Euro 6,500;

• we issued opinion pursuant to the law only as regards the compensation granted to directors holding particular positions or taking part in the committees set up by the Board of Directors;

• we observed and monitored compliance with the principles of good management, by direct observation, by obtaining information from the persons responsible for the various functions and through meetings with the independent auditors, for a reciprocal exchange of important data and information. We do not have any comments to make in this regard;

• we became familiar with the company's and Group's business and monitored, to the extent required, that the company's organisational structure was adequate. We do not have any comments to make.

The company has adopted the Internal Organisational Model envisaged by D.Lgs. 231/2001, which introduced the concept of corporate administrative (criminal) liability; the purpose of this model is to prevent corporate crimes and crimes against the Public Administration that could lead to the company being liable under this law. To integrate and reinforce the Internal Organisational Model, the Company has introduced a Code of Ethics, which was approved by the Board of Directors at the meeting on March 16, 2005, with the purpose of encouraging and promoting a higher standard of professionalism and to avoid behaviour that differs from the interests of the Company.

• we checked the adequacy of the Internal Control System and supervised the work of those in charge of it, in particular by means of periodic meetings with those in charge of the Internal Audit function and taking part in all of the meetings of the Internal Control Committee; we reviewed the activities carried on by the said function and the reports that they produced, also evaluating the congruity of any corrective actions proposed and the effective application of such proposals by the units concerned;

• we verified the adequacy of the administrative and accounting system, as well as its reliability in giving a true and fair view of operations, by obtaining information from the persons responsible for these functions and from the independent auditors. We do not have any comments to make in this area;

• we checked the adequacy of the instructions given by the parent company to its subsidiaries, pursuant to art. 114.2 of D.Lgs 58/98 and we do not have any comments to make in this area;

• we verified compliance with legal requirements concerning the preparation and presentation of the statutory and consolidated financial statements, and the report on operations; we also performed this task by collecting information from the heads of organisational functions and from the independent auditors.

We would reiterate the fact that in March 2001 the Company adopted the Code of Conduct drawn up by the Committee for Corporate Governance of Listed Companies issued in October 1999. In March 2003 the company decided to bring itself into line with the revised version of the Code of Conduct for Listed Companies of July 2002. The Board of Directors has commented in full on its

subsequent activities in the Annual Report on Corporate Governance which forms part of the Report on Operations.

Moreover, already in November 2002 the Board of Directors adopted its own Code of Conduct for Internal Dealing relating to periodic communications to the market on financial transactions involving company shares carried out by Relevant Persons of the AEM Group.

As recorded in the company's legal books, the Compensation Committee met 5 times during 2005.

During the performance of these monitoring and supervisory activities and based on the information obtained from the independent auditors, we noted no significant events or omissions and/or reprehensible facts and/or irregularities that would need to be mentioned in this report.

No significant matters emerged from the meetings we have had with our colleagues of the Boards of Statutory Auditors of the main subsidiaries.

The AEM Group adopted International Financial Reporting Standards with January 1, 2004 as the date of transition to IAS/IFRS for the consolidated financial statements, whereas the statutory financial statements were prepared in accordance with Italian GAAP as allowed by law.

The Financial statements for the year ended December 31, 2005, approved in draft by the Board of Directors on March 20, 2006, show the following results:

BALANCE SHEET

ASSETS	4,509,250,420
LIABILITIES AND EQUITY	2,384,637,334
SHAREHOLDERS' EQUITY	1,956,472,793
NET PROFIT FOR THE YEAR	168,140,293
TOTAL AS ABOVE	4,509,250,420
MEMORANDUM ACCOUNTS	587,336,534

INCOME STATEMENT

TOTAL PRODUCTION VALUE	298,917,067
TOTAL PRODUCTION COSTS	275,621,602
DIFFERENCE BETWEEN PRODUCTION VALUE AND PRODUCTION COSTS	23,295,465
FINANCIAL INCOME AND CHARGES	99,738,190
VALUE ADJUSTMENTS TO FINANCIAL ASSETS	471,740
EXTRAORDINARY ITEMS	50,297,736
INCOME TAXES FOR THE YEAR	- 5,662,838
NET PROFIT FOR THE YEAR	168,140,293

We can also assure you that we have checked that the statutory and consolidated financial statements agree with the facts and information that we have been made aware of as a result of taking part in board meetings in the exercise of our duties of supervision and our powers of inspection and control.
As regards the 2005 directors' report on operations for the company and the group, approved at the board meeting held on March 20, 2006 and delivered to us on that same date for our own considerations, following our various checks, we can confirm that they comply with legislative, regulatory and articles of association requirements regarding:

- preparation of the report on operations of the company and the group;
- preparation of the reports of the Independent Auditors.

We have also checked that:

- the report contains all of the information required by art. 2428 of the Civil Code;
- the report agrees and is consistent with the data and results of the statutory and consolidated financial statements, helped in certain cases by the information received from the Independent Auditors;
- the information provided is complete and clear in light of the principles of truth, fairness and clarity laid down by law;
- the annual report is consistent with the facts and information of which we are aware.

We therefore express our opinion in favour of you approving the financial statements, as well as the proposal of the Board of Directors regarding the allocation of net profit for the year.

Milan, April 11, 2006

The Board of Statutory Auditors

Alfredo Fossati	Chairman
Luigi Carlo Spadaccini	Acting Statutory Auditor
Salvatore Messina	Acting Statutory Auditor

INDIPENDENT AUDITORS' REPORT

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Aem S.p.A.

1. We have audited the financial statements of Aem S.p.A. as of and for the year ended December 31, 2005. These financial statements are the responsibility of Aem S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 11, 2005.

3. In our opinion, the financial statements of Aem S.p.A. comply with the Italian regulations governing financial statements; accordingly, they present clearly and give a true and fair view of the financial position of Aem S.p.A. as of December 31, 2005, and the results of its operations for the year then ended.

Milan, April 11 2006

Reconta Ernst & Young S.p.A
Signed by: Pellegrino Libroia, Partner

AEM GROUP' REPORT ON OPERATIONS

AT DECEMBER 31, 2005

Approved by the Shareholders' Meeting